

WARNACO INC

One World. **One Warnaco.**

2007 Annual Report

Comparison of 5-Year Cumulative Total Return*

The Warnaco Group, Inc. compared to select indices



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The Warnaco Group, Inc.
S&P Midcap 400
S&P Apparel, Accessories & Luxury Goods
Russell 2000
Dow Jones U.S. Clothing & Accessories

*$100 invested on 2/5/03 in stock or 1/31/03 in index-including reinvestment of dividends. Fiscal year ending December 31.

Financial Highlights

Results of Operations	**Fiscal 2007**	Fiscal 2006	Fiscal 2005	Fiscal 2004
(dollars in millions, except per share data)				
Net Revenues	**$1,860**	$1,655	$1,303	$1,214
Gross Profit	**752**	637	438	397
Gross Profit as a percentage of net revenues	**40.4%**	38.5%	33.6%	32.7%
Selling, General and Administrative Expense (SG&A)	**611**	508	343	329
SG&A as a percentage of net revenues	**32.8%**	30.7%	26.3%	27.1%
Operating Income (Loss)	**$ 137**	$ 119	$ 90	$ 72
Diluted income per common share from continuing operations	**$ 1.78**	$ 1.41	$ 0.94	$ 0.68

Certain statements in this Annual Report may contain "forward-looking statements" as defined by the Securities and Exchange Commission (SEC). Such statements are not historical facts, but are predictions about the future which inherently involve risks and uncertainties, and these risks and uncertainties could cause actual results to differ from those contained in the forward-looking statements. Descriptions and discussions of these risks and uncertainties can be found in our annual and quarterly SEC filings.

The coated paper in this annual was manufactured using pulp that is third party certified for responsible forest management techniques.

THE WARNACO GROUP, INC.

501 Seventh Avenue

New York, New York 10018

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 14, 2008

To the Stockholders of
THE WARNACO GROUP, INC.:

NOTICE IS HEREBY GIVEN that the 2008 Annual Meeting of Stockholders of The Warnaco Group, Inc., a Delaware corporation, will be held at Warnaco's offices, 501 Seventh Avenue, New York, New York 10018, on Wednesday, May 14, 2008, at 10:00 a.m., local time, or at any adjournments or postponements thereof (the "Annual Meeting"), for the following purposes:

1. To elect nine Directors to serve until the next annual meeting and until their successors have been elected and qualified;
2. To approve the amendment and restatement of The Warnaco Group, Inc. 2005 Stock Incentive Plan;
3. To approve The Warnaco Group, Inc. Incentive Compensation Plan;
4. To ratify the appointment of Deloitte & Touche LLP as Warnaco's independent registered public accounting firm for the fiscal year ending January 3, 2009; and
5. To transact such other business as may properly come before the Annual Meeting.

The attached proxy statement describes the matters to be considered at the Annual Meeting. The Board of Directors has fixed the close of business on Thursday, March 20, 2008, as the record date for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting. A list of stockholders entitled to vote at the Annual Meeting will be available at Warnaco's principal executive offices located at 501 Seventh Avenue, New York, New York, 10018 for at least ten days prior to the Annual Meeting and will also be available for inspection at the Annual Meeting.

Whether or not you expect to attend, **WE URGE YOU TO COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE PREPAID ENVELOPE OR VOTE BY TELEPHONE OR INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS ON THE ENCLOSED PROXY CARD**. If you attend the Annual Meeting, you may vote your shares in person which will revoke any previously provided proxy.

If your shares are held of record by a broker, bank or other nominee and you wish to attend the Annual Meeting, you must obtain a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares and bring it to the Annual Meeting. In order to vote such shares at the Annual Meeting, you must obtain from the record holder a proxy issued in your name.

Regardless of how many shares you own, your vote is very important. Please **COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD OR VOTE BY TELEPHONE OR INTERNET TODAY.**

By Order of the Board of Directors

Joseph R. Gromek
President & Chief Executive Officer

New York, New York
April 11, 2008

THE WARNACO GROUP, INC.
501 Seventh Avenue
New York, New York 10018

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 14, 2008

INTRODUCTION

This proxy statement (the "Proxy Statement") and the accompanying proxy are being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of The Warnaco Group, Inc., a Delaware corporation, for use at the 2008 Annual Meeting of Stockholders to be held at Warnaco's offices, 501 Seventh Avenue, New York, New York 10018, on Wednesday, May 14, 2008, at 10:00 a.m., local time, or at any adjournments or postponements thereof (the "Annual Meeting"), for the purposes set forth in the accompanying Notice of Annual Meeting. The Notice of Annual Meeting, Proxy Statement and accompanying proxy are first being mailed on or about April 11, 2008 to stockholders of record as of the close of business on March 20, 2008.

If your shares are held of record by a broker, bank or other nominee, please refer to the information provided by that entity for instructions on how to vote your shares. In addition, if your shares are held by a broker, bank or other nominee, and you wish to attend, and vote at, the Annual Meeting, you must (a) obtain a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares, (b) obtain a proxy issued in your name from such record holder and (c) bring both the letter and the proxy to the Annual Meeting.

If you are a registered stockholder holding shares in Warnaco directly in your own name, you can ensure that your shares are voted at the Annual Meeting by (1) completing, signing, dating and promptly returning the enclosed proxy in the envelope provided; (2) voting by telephone as instructed on the enclosed proxy; or (3) voting by Internet as instructed on the enclosed proxy. Sending in a signed written proxy or voting by telephone or Internet will not affect your right to attend the Annual Meeting and vote in person.

You may revoke your proxy at any time before it is voted at the Annual Meeting by (1) sending written notice to the attention of the Secretary of the Company at our principal executive offices at 501 Seventh Avenue, New York, New York 10018; (2) providing us with a subsequent properly executed written proxy; (3) subsequently voting by telephone or Internet; or (4) attending the Annual Meeting and voting in person.

You may contact Morrow & Co., LLC at (800) 607-0088 to obtain directions to the site of the Annual Meeting.

Our principal executive offices are located at 501 Seventh Avenue, New York, New York 10018.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 14, 2008: This Proxy Statement and our 2007 Annual Report are available on the internet at *ww3.ics.adp.com/streetlink/wrnc.*

Voting Of Proxies

All properly executed written proxies, and all properly completed proxies submitted by telephone or Internet, received prior to the Annual Meeting, will be voted in accordance with the instructions specified therein. As to any matter for which no choice has been specified in a properly executed written proxy or properly completed proxy submitted by telephone or Internet, the shares represented thereby will be voted "**FOR**" the election of all nine nominees for the Board of Directors, "**FOR**" the approval of the amendment and restatement of The Warnaco Group, Inc. 2005 Stock Incentive Plan (the "Amended and

Restated 2005 Stock Incentive Plan"), "**FOR**" the approval of The Warnaco Group, Inc. Incentive Compensation Plan (the "Incentive Compensation Plan") and "**FOR**" the ratification of the appointment of Deloitte & Touche LLP ("Deloitte & Touche") as our independent registered public accounting firm for the fiscal year ending January 3, 2009, and in the discretion of the persons named in the proxy in connection with any other business that may properly come before the Annual Meeting. The Board of Directors knows of no other business to come before the Annual Meeting; however, if other matters properly come before the Annual Meeting, it is intended that the persons named in the proxy will vote thereon in accordance with their best judgment.

Quorum; Vote Required

The presence, in person or by properly executed written proxy or properly completed proxy submitted by telephone or Internet, of the holders of a majority of the total number of votes of the issued and outstanding shares of our common stock, par value $0.01 per share (the "Common Stock"), entitled to vote at the Annual Meeting is necessary to constitute a quorum in order to transact business. Abstentions and broker non-votes, if any, will be included in the calculation of the number of shares present at the Annual Meeting for purposes of determining a quorum.

In January 2008, the Board of Directors of the Company approved the amendment and restatement of the Company's then existing Amended and Restated By-laws to change the voting standard for the election of directors in uncontested elections from a plurality to a majority voting standard. Accordingly, nominees for director shall be elected to the Board of Directors if the votes cast "for" such nominee's election exceed the votes cast "against" such nominee's election. The Company's Corporate Governance Guidelines (available on the corporate governance page of our Internet website located at *www.warnaco.com*) provide that an incumbent director who fails to receive the required number of votes for re-election will tender his or her written resignation for consideration by the Board of Directors in accordance with the procedures set forth in the Corporate Governance Guidelines. In determining whether director nominees have received the requisite votes, abstentions and broker non-votes, if any, will have no effect on the outcome of the vote.

Approval of the amendment and restatement of The Warnaco Group, Inc. 2005 Stock Incentive Plan, approval of The Warnaco Group, Inc. Incentive Compensation Plan and approval of the ratification of the appointment of Deloitte & Touche as our independent registered public accounting firm each requires the affirmative vote of a majority of the shares of Common Stock present at the Annual Meeting, in person or by properly executed written proxy or properly completed proxy submitted by telephone or Internet, and entitled to vote. In determining whether any such proposal has received the requisite number of affirmative votes, abstentions and broker non-votes, if any, will be counted and will have the same effect as a vote against the proposal.

Outstanding Voting Securities

As of the close of business on March 20, 2008, the record date for determining stockholders entitled to vote at the Annual Meeting, there were outstanding and entitled to vote 45,295,204 shares of Common Stock. Each share of Common Stock is entitled to one vote per share. Only stockholders of record as of the close of business on March 20, 2008 will be entitled to notice of, and to vote at, the Annual Meeting.

Solicitation Of Proxies

The cost of soliciting proxies for the Annual Meeting will be borne by us. In addition to solicitation by mail, solicitations may also be made by personal interview, facsimile transmission, telegram, telephone and other methods of communication. We are using the services of Morrow & Co., Inc. to assist in soliciting proxies. We expect that the fees and expenses to be paid by us for such services will not exceed $10,000. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to forward proxy materials to their beneficial owners, and we will reimburse them for their reasonable expenses incurred in connection therewith. Directors, officers and other regular employees of Warnaco, as yet undesignated, may also request the return of proxies by telephone, telegram, personal visit or otherwise.

PROPOSAL NO. 1 — ELECTION OF DIRECTORS

At the Annual Meeting, nine Directors are to be elected to serve until the next annual meeting and until their successors have been elected and qualified. The nine nominees for Director (each of whom is currently a member of the Board of Directors) are David A. Bell, Robert A. Bowman, Richard Karl Goeltz, Joseph R. Gromek, Sheila A. Hopkins, Charles R. Perrin, Nancy A. Reardon, Donald L. Seeley and Cheryl Nido Turpin. Certain biographical information regarding each of the nine nominees is set forth below.

All properly executed written proxies and properly completed proxies submitted by telephone or Internet will be voted "**FOR**" the election of the Board of Directors' nominees unless contrary instructions are given. If one or more of the Board of Directors' nominees is unable to serve, which is not anticipated, the persons named as proxies intend to vote, unless the number of Directors is reduced by the Board of Directors, for such other person or persons as the Board of Directors may designate.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF ITS NOMINEES, WHICH IS DESIGNATED AS ITEM NO. 1 ON THE ENCLOSED PROXY CARD.

BIOGRAPHICAL INFORMATION

Set forth below are the name, age (as of March 20, 2008), positions and offices with Warnaco, if applicable, and other selected biographical information of each (1) Director nominee and (2) non-Director Executive Officer of Warnaco.

Biographical Information of the Director Nominees

Charles R. Perrin, 62, has been a Director of Warnaco since April 2003 and has served as our Non-Executive Chairman since March 2004. Mr. Perrin served as Acting Non-Executive Chairman from January 2004 until March 2004. Mr. Perrin served as Chairman of Avon Products, Inc. ("Avon") from May 1999 to November 1999 and Chief Executive Officer of Avon from July 1998 to November 1999. He served as Avon's Vice Chairman from January 1998 to May 1999 and Avon's Chief Operating Officer from January 1998 to July 1998. Mr. Perrin served as Chairman and Chief Executive Officer of Duracell International, Inc. from 1994 to 1996. He is a trustee of Trinity College and Save the Children, Chairman of Clearpool, Inc., a Director of Campbell Soup Company and Eastern Mountain Sports and Co-Founder and Trustee of the Perrin Family Foundation.

David A. Bell, 64, has been a Director of Warnaco since April 2003. Since March 16, 2006, Mr. Bell has served as Chairman Emeritus of The Interpublic Group of Companies ("Interpublic"), a provider of advertising, specialized marketing and communication services. Previously, he served as Interpublic's Co-Chairman from January 2005 until March 15, 2006, Chairman and Chief Executive Officer from February 2003 to January 2005 and Vice Chairman from June 2001 to February 2003. From March 1999 to 2001, Mr. Bell served as Chairman and Chief Executive Officer of True North Communications, Inc., a provider of advertising and marketing communication services. From 1992 to March 1999, he served as Chairman and Chief Executive Officer of Bozell Worldwide. Mr. Bell serves on the Board of Directors of Primedia, Inc. and DHB Industries Inc. Mr. Bell is currently an operating advisor of Pegasus Capital Advisors, L.P., Chairman of PRO-AD PAC (the advertising industry's political action committee), and is the Chairman of the Board of Directors of The National Forest Foundation and Co-Chairman of the Advertising Council Advisory Group.

Robert A. Bowman, 53, has been a Director of Warnaco since January 2004. He currently serves as President and Chief Executive Officer of Major League Baseball Advanced Media ("MLB.com"), the Internet and interactive media unit of Major League Baseball. Prior to joining MLB.com in November 2000, Mr. Bowman was President and Chief Executive Officer of Cyberian Outpost, Inc., an online retailer of computers and electronics. Before he joined Cyberian Outpost in September 1999, Mr. Bowman held several senior management positions at ITT Corporation, including President, Chief Operating Officer and Chief Financial Officer. Earlier in his career, Mr. Bowman served for eight years as Treasurer of the State of Michigan. Mr. Bowman is currently a Director of World Wrestling Entertainment, Inc., Blockbuster, Inc. and Take-Two Interactive Software Inc.

Richard Karl Goeltz, 65, has been a Director of Warnaco since July 2002. From 1996 to 2000, Mr. Goeltz served as Vice Chairman and Chief Financial Officer of the American Express Company, a provider of travel, payment, financial advisory and international banking services. Previously, Mr. Goeltz was Group Chief Financial Officer and a member of the Board of Directors of NatWest Group ("NatWest"), the parent company of National Westminister Bank PLC. Prior to joining NatWest, Mr. Goeltz served The Seagram Company for over 20 years in a variety of management positions, including Executive Vice President — Finance. Mr. Goeltz is a Director of Federal Home Loan Mortgage Corporation ("Freddie Mac"), Delta Air Lines, the New Germany Fund and Aviva plc, a member of the Board of Overseers of Columbia Business School, a member of the Council on Foreign Relations and a member of the Court of Governors and the Council of the London School of Economics and Political Science.

Joseph R. Gromek, 61, has served as President and Chief Executive Officer of Warnaco since April 2003, at which time he was also elected to the Board of Directors. From 1996 to 2002, Mr. Gromek served as President and Chief Executive Officer of Brooks Brothers, Inc., a clothing retailer. From January 2002 until he joined Warnaco in April 2003, Mr. Gromek worked as an independent consultant. Over the last 25 years, Mr. Gromek has held senior management positions with Saks Fifth Avenue, Limited Brands, Inc. and AnnTaylor Stores Corporation. Mr. Gromek is a member of the Board of Directors of Volunteers of America and a member of the Board of Governors of the Parsons School of Design.

Sheila A. Hopkins, 52, has been a Director of Warnaco since July 2003. Ms. Hopkins currently serves as Vice President and General Manager, Professional Oral Care, N.A. at Colgate-Palmolive Company, a consumer products company. From January 2004 to January 2007, she served as Vice President — Palmolive Equity Global Business Development and from September 1997 to January 2004, she served as Vice President, General Manager of Personal Care. Previously she served as Vice President of U.S. Marketing at Tambrands and in various marketing positions at Procter & Gamble Company. Ms. Hopkins currently is a member of the Board of Directors of Volunteers of America and the ADA Foundation.

Nancy A. Reardon, 55, has been a Director of Warnaco since July 2006. Ms. Reardon currently serves as Senior Vice President and Chief Human Resources and Communications Officer at Campbell Soup Company, a global manufacturer of soup, beverage and prepared food products. Prior to joining Campbell Soup Company, from 2002 to 2004, Ms. Reardon served as Executive Vice President of Human Resources for Comcast Cable Communications, Inc., a provider of cable television and communication services. Previously, from 1996 to 2002, she served as Partner and Executive Vice President, Human Resources and Corporate Affairs, Borden Capital Management Partners, a provider of private equity investments, corporate governance, mergers and acquisitions and strategic partnering expertise. Ms. Reardon is currently a member of the Board of Directors of The Mann Center for the Performing Arts in Philadelphia.

Donald L. Seeley, 64, has been a Director of Warnaco since July 2005. Since April 2000 Mr. Seeley has been an adjunct lecturer and the Director of the Applied Investment Management Program at the University of Arizona. From July 1997 to March 2000, Mr. Seeley was Vice Chairman and Chief Financial Officer of True North Communications. Earlier, he was President and Chief Executive Officer of the Alexander Consulting Group. He currently is a member of the Board of Trustees of William Blair Mutual Funds.

Cheryl Nido Turpin, 60, has been a Director of Warnaco since April 2004. From June 1994 to August 1997, Ms. Turpin served as President and Chief Executive Officer of The Limited Stores. She was President and Chief Executive Officer of Lane Bryant, a subsidiary of The Limited Stores, Inc., from January 1990 to June 1994. Ms. Turpin is a Director of Footlocker, Inc.

Biographical Information of the Non-Director Executive Officers

Lawrence R. Rutkowski, 50, currently serves as the Company's Executive Vice President and Chief Financial Officer. From September 2003 until March 2005, Mr. Rutkowski served as our Senior Vice President and Chief Financial Officer. From December 1999 to June 2003, he served as Executive Vice

President and Chief Financial Officer at Primedia, Inc., a targeted media company. From November 1993 to December 1999, he served at National Broadcasting Company/General Electric as Senior Vice President and Chief Financial Officer — Strategic Business Development and Controller of Corporate Finance. Previously, Mr. Rutkowski held a senior management position at Walt Disney Studios.

Helen McCluskey, 52, joined the Company in July 2004 as Group President-Intimate Apparel and, in June 2007, also assumed global responsibility for our Swimwear brands. She is responsible for all aspects of our intimate apparel and swimwear brands including Calvin Klein underwear and swimwear, Warner's, Olga, Body Nancy Ganz and Speedo. Prior to joining the Company, Ms. McCluskey served as Group President of the Moderate Women's Sportswear division of Liz Claiborne Corporation from August 2001 to June 2004. Previously, she spent 18 years at Sara Lee Corporation's intimate apparel units where she held executive positions in marketing, operations and general management, including President of Playtex Apparel from 1999 to 2001.

Frank Tworecke, 61, joined the Company as Group President-Sportswear in May 2004. From 1999 to April 2004, Mr. Tworecke served at Bon-Ton Stores, a department store operator — from June 2000 to April 2004 as President and Chief Operating Officer and from November 1999 to June 2000 as Vice Chairman. Previously, he was President and Chief Operating Officer of Jos. A. Bank. Mr. Tworecke has also held senior management positions with other specialty and department store retailers including MGR, Inc., Rich's Lazarus Goldsmith (now known as the Macy's Central division of Federated Department Stores), and John Wanamaker.

Dwight Meyer, 55, currently serves as the Company's President-Global Sourcing, Distribution and Logistics. Mr. Meyer is responsible for all aspects of our worldwide sourcing, distribution and logistics operations. From April 2005 until March 2007, Mr. Meyer served as our President-Global Sourcing. Prior to joining the Company, Mr. Meyer served as Executive Vice President of Global Sourcing of AnnTaylor Stores Corporation, a specialty clothing retailer of women's apparel, shoes and accessories, from 1996 until April 2005. Previously, he served as President and Chief Operating Officer of C.A.T. (a joint venture between AnnTaylor Stores Corporation and Cygne Design) and Vice President, Sourcing for the Abercrombie & Fitch division of M.A.S.T. Industries.

Stanley P. Silverstein, 55, currently serves as the Company's Executive Vice President-International Strategy and Business Development. From March 2005 until January 2006, Mr. Silverstein served as our Executive Vice President-Corporate Development. From March 2003 to March 2005, Mr. Silverstein served as our Senior Vice President-Corporate Development and served as our Chief Administrative Officer from December 2001 until January 2006. Mr. Silverstein served as the Company's Vice President and General Counsel from December 1990 until February 2003 and as its Secretary from January 1987 until May 2003. In May 2004, Mr. Silverstein, without admitting or denying the findings, entered into a settlement with the Securities and Exchange Commission ("SEC") pursuant to which the SEC found that Mr. Silverstein had willfully aided and abetted and caused certain violations by the Company of the federal securities laws and issued an administrative order requiring that Mr. Silverstein cease and desist from causing any violations and any future violations of such laws. The order, which did not impose any fines or monetary penalties on Mr. Silverstein, censured him pursuant to the SEC's Rules of Practice and required that he disgorge certain incentive compensation for 1998, with interest. In addition, the order provided that until May 11, 2006, Mr. Silverstein not sign documents to be filed with the SEC by or on behalf of the Company or participate in or be responsible for the preparation or review of such filings, except under limited circumstances.

Elizabeth Wood, 46, joined the Company as Senior Vice President-Human Resources in September 2005. From May 2002 to August 2005, Ms. Wood served as a consultant for The Breakthrough Group, a consulting company that focuses on executive and employee training and development. From May 1996 to February 2002, Ms. Wood served as the Executive Vice President of Human Resources of Brooks Brothers, Inc. Previously, Ms. Wood served as Corporate Human Resources Director of Marks and Spencer Group, plc.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Board of Directors

The Board of Directors has determined that Messrs. Bell, Bowman, Goeltz, Perrin and Seeley and Mmes. Hopkins, Reardon and Turpin (comprising a majority of Warnaco's Board of Directors) are independent directors as defined in the NASDAQ listing standards.

The Board of Directors has adopted Corporate Governance Guidelines, a Code of Ethics for Principal Executive and Senior Financial Officers and an Employee Code of Business Conduct and Corporate Ethics Policy ("Code of Conduct"), all of which are posted, along with our Charter, By-Laws and Committee Charters, on the corporate governance page of our Internet website located at *www.warnaco.com*. Our website address is provided throughout this Proxy Statement as an inactive textual reference only. The information provided on our website is not part of this Proxy Statement and is not incorporated by reference. Any amendment to, or waiver of, the Code of Ethics for Principal Executive and Senior Financial Officers will be disclosed on our website. We do not currently expect to make any such waivers.

The Board of Directors held eight meetings in the fiscal year ended December 29, 2007 ("Fiscal 2007"). During Fiscal 2007, all of the Directors attended at least 75% of the meetings of the Board of Directors and the respective committees of the Board of Directors of which they were a member. Warnaco strongly encourages, but does not require, members of the Board of Directors to attend annual stockholder meetings. All of our then-sitting Directors attended last year's annual meeting. Our Corporate Governance Guidelines provide that independent Directors will meet without management at regularly scheduled executive sessions at least quarterly, in conjunction with regularly scheduled Board meetings, and at such other times as they deem appropriate.

The Board of Directors has adopted certain processes for receiving communications from stockholders. Our stockholders may contact any member (or all members) of the Board of Directors (including, without limitation, any committee of the Board or any chair of any such committee) by mail or electronically. To communicate with the Board of Directors, any individual Director or any group or committee of Directors, stockholders may address correspondence to the Board of Directors or any such individual Directors or group or committee of Directors by either name or title. All such correspondence should be sent to us "c/o Corporate Secretary" at The Warnaco Group, Inc., 501 Seventh Avenue, New York, New York 10018. This contact information is also available on the corporate governance page of our Internet website at *www.warnaco.com*. On the corporate governance page, stockholders will find an on-line form that may be used for writing an electronic message to the Board of Directors, any individual Director, or any group or committee of Directors. The website includes instructions for sending such message. Stockholders may also communicate with such persons by sending an e-mail to board@warnaco.com. All communications received from stockholders will be opened by our Corporate Secretary for the sole purpose of determining whether the contents represent a message to our Directors. Any contents that are not in the nature of advertising or promotions of a product or service will be forwarded promptly to the addressees. Communications which consist of stockholder proposals must instead follow the procedures set forth under "Stockholder Proposals" below and, in the case of recommendations for Director candidates, the procedures set forth under "Nominating and Corporate Governance Committee" below.

In Fiscal 2007, the Board of Directors had the following standing committees: Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee.

Audit Committee

The Audit Committee, which met 11 times in Fiscal 2007, is primarily responsible for: (1) monitoring the quality and integrity of Warnaco's financial statements and related disclosure and systems of internal controls regarding risk management, finance and accounting; (2) monitoring all material matters relating to Warnaco's capital structure, financial policies, capital investments, and related matters; (3) appointing and overseeing the independent auditors and approving in advance the independent auditors' fee arrangements, other terms of service and scope of audit; (4) monitoring the independent auditors' qualifications and independence; (5) approving in advance any non-audit services to be provided by the independent auditors; (6) in consultation with management, overseeing the appointment, compensation, performance, replacement, reassignment or dismissal of the principal internal auditor; (7) reviewing the scope, planning and staffing of the proposed annual internal audit plan; (8) providing an avenue of communication among the independent auditors, management, the internal auditing department and the Board of Directors; (9) monitoring Warnaco's compliance with legal and regulatory requirements; (10) reviewing and approving related party transactions pursuant to Warnaco's policy governing such transactions (which policy, adopted by the Committee on March 6, 2007, codified Warnaco's existing practices); (11) managing the administration and operation of Warnaco's Employee Retirement Plan; and (12) issuing the report required by the SEC to be included in Warnaco's annual proxy statement.

In Fiscal 2007, the members of the Audit Committee were Mr. Bowman, Mr. Goeltz, Chairman, Ms. Hopkins, Ms. Reardon (as of January 10, 2007), Mr. Perrin and Mr. Seeley. Mr. Goeltz ceased to serve on the Audit Committee as of May 15, 2007, at which time Mr. Seeley was appointed Chairman of the Audit Committee. Each of Mr. Bowman, Ms. Hopkins, Ms. Reardon, Mr. Perrin and Mr. Seeley continues to serve on the Audit Committee as of the date of this Proxy Statement. Each member of the Audit Committee during Fiscal 2007 was, and each member currently is, an independent director under the NASDAQ listing standards and qualified pursuant to the additional NASDAQ requirements for audit committee members, in each case, as determined by the Board of Directors. The Board of Directors has determined that Mr. Seeley is an "audit committee financial expert" as that term is defined in the applicable SEC rules and in satisfaction of the applicable audit committee requirements of the NASDAQ listing standards; however, he is not an auditor or accountant for Warnaco, he does not perform field work and is not an employee of Warnaco. In accordance with the SEC's safe harbor relating to audit committee financial experts, a person designated or identified as an audit committee financial expert will not be deemed an "expert" for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended. In addition, such designation or identification does not impose on such person any duties, obligations or liabilities that are greater than that imposed on such person as a member of the Audit Committee and Board of Directors in the absence of such designation or identification and does not affect the duties, obligations or liabilities of any other member of the Audit Committee or Board of Directors.

The Audit Committee has established procedures for: (a) the receipt, retention and treatment of complaints received by Warnaco regarding accounting, internal accounting controls, misuse or inappropriate use of corporate assets or auditing matters or potential violations of law; and (b) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters or potential violations of law. Such procedures are described in the Audit Committee's written charter referred to below.

The Audit Committee operates under a written charter which is available on the corporate governance page of our Internet website located at *www.warnaco.com*. The Audit Committee reviews its charter annually and amends it as necessary. In addition, the Audit Committee undertakes an annual self-evaluation of its practices and operations to ensure that all members of the Committee are satisfied with the manner in which the Committee is executing its duties. The self-evaluation results are reviewed by our Nominating and Corporate Governance Committee and our Board of Directors.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee, which met six times in Fiscal 2007, has as its primary purposes: (1) assisting the Board of Directors by actively identifying individuals qualified to become Directors; (2) recommending to the Board of Directors the Director nominees for election at annual meetings of stockholders; (3) recommending to the Board of Directors nominees to serve on committees of the Board of Directors and members of each committee to serve as Chair of that committee; (4) recommending to the Board of Directors compensation amounts (including cash and equity compensation) for Directors; (5) monitoring significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies; (6) leading the Board of Directors, each committee of the Board of Directors and management in its annual performance self-evaluation, including establishing criteria to be used in connection with such evaluation;

(7) overseeing compliance with our Code of Conduct; and (8) developing, recommending to the Board of Directors and administering our Corporate Governance Guidelines.

In Fiscal 2007, the members of the Nominating and Corporate Governance Committee were Mr. Bell, Mr. Goeltz, Mr. Perrin, Chairman, Mr. Seeley and Ms. Turpin (each of whom continues to serve on the Nominating and Corporate Governance Committee as of the date of this Proxy Statement). Each member of the Nominating and Corporate Governance Committee during Fiscal 2007 was, and each member currently is, an independent director under the NASDAQ listing standards as determined by the Board of Directors.

The Nominating and Corporate Governance Committee has adopted a policy to generally ensure that the minimum qualifications for serving as a Director of Warnaco are that a nominee: (1) demonstrate, by significant accomplishment in his or her field, an ability to make a meaningful contribution to the Board of Directors' oversight of the business and affairs of Warnaco; and (2) be a person of the highest integrity and have an impeccable record and reputation for honest and ethical conduct in both his or her professional and personal activities. In addition, the Nominating and Corporate Governance Committee examines candidates' specific experiences and skills in light of: (1) the needs of Warnaco and the Board of Directors; (2) time availability in light of other commitments; (3) potential conflicts of interest; and (4) independence from management and Warnaco. The Nominating and Corporate Governance Committee identifies potential nominees by asking current Directors and Executive Officers to notify the Committee if they become aware of persons meeting the criteria described above, who might be available to serve on the Board of Directors. From time to time, the Nominating and Corporate Governance Committee engages firms that specialize in identifying Director candidates.

The Nominating and Corporate Governance Committee will also consider Director candidates recommended by stockholders. In order to have a candidate considered by the Nominating and Corporate Governance Committee, stockholders must submit the following information: (1) the name of the stockholder and evidence of the stockholder's ownership of Common Stock, including the number of shares owned and the length of time of ownership and (2) the name of the candidate, the candidate's resume or a listing of his or her qualifications to be a Director of Warnaco and the candidate's consent to be named as a Director if selected by the Nominating and Corporate Governance Committee and nominated by the Board of Directors. The stockholder recommendation and information described above must be sent to the Nominating and Corporate Governance Committee "c/o Corporate Secretary" at The Warnaco Group, Inc., 501 Seventh Avenue, New York, New York 10018. The Nominating and Corporate Governance Committee will accept recommendations of Director candidates throughout the year; however, in order for a recommended Director candidate to be considered for nomination to stand for election at an upcoming annual meeting of stockholders, the recommendation must be received by our Corporate Secretary not less than 120 days prior to the anniversary date of our most recent annual meeting of stockholders. This information regarding the procedure for submitting stockholder nominations to the Board of Directors also can be found on the corporate governance page of our Internet website located at *www.warnaco.com*.

In considering Board of Director candidates, the Nominating and Corporate Governance Committee will take into consideration the needs of Warnaco and the Board of Directors as well as the qualifications of the candidate. The Nominating and Corporate Governance Committee may also take into consideration the number of shares held by the recommending stockholder and the length of time that such shares have been held.

Once a person has been identified by the Nominating and Corporate Governance Committee as a potential candidate, the Committee may collect and review publicly available information regarding the person to assess whether the person should be considered further. If the Nominating and Corporate Governance Committee determines that the candidate warrants further consideration, the Chairman or another member of the Committee will contact the candidate directly. Generally, if the candidate expresses a willingness to be considered and to serve on the Board of Directors, the Nominating and Corporate Governance Committee will request further information from the candidate, review the person's accomplishments and qualifications, including in light of any other candidates that the Committee might be considering, and conduct one or more interviews with the candidate. In certain instances, Nominating and Corporate Governance Committee members may contact one or more references provided by the candidate or may contact other members of the business community or other persons that may have greater first-hand knowledge of the candidate's accomplishments to assist in the evaluation process. The Committee's evaluation process shall not vary based on whether a candidate is recommended by a stockholder, although, as stated above, the Committee may take into consideration the number of shares held by a recommending stockholder and the length of time such shares have been held.

The Nominating and Corporate Governance Committee operates under a written charter which is available on the corporate governance page of our Internet website located at *www.warnaco.com*. The Nominating and Corporate Governance Committee reviews its charter annually and amends it as necessary. In addition, the Nominating and Corporate Governance Committee undertakes an annual self-evaluation of its practices and operations to ensure that all members of the Committee are satisfied with the manner in which the Committee is executing its duties. The self-evaluation results are reviewed by our Board of Directors.

As noted below, the Nominating and Corporate Governance Committee is also advised by Towers Perrin with respect to Director compensation.

Compensation Committee

The primary purpose of Warnaco's Compensation Committee, which met 10 times in Fiscal 2007, is to discharge the responsibilities of the Board of Directors relating to all compensation, including equity compensation, of Warnaco's Executive Officers. The Compensation Committee also oversees Warnaco's broad-based benefit programs. The Compensation Committee has overall responsibility for evaluating and making recommendations to the Board of Directors regarding (1) the performance and compensation of Warnaco's Executive Officers and (2) Warnaco's equity-based and incentive compensation plans, policies and programs. In addition, the Compensation Committee undertakes regular review of Warnaco's executive compensation philosophy. Through this review process, combined with evaluation of the practices of our industry peers and consultation with outside consultants, the Compensation Committee manages our executive compensation practices. The Compensation Committee retains discretion over compensation decisions in order that it may regularly monitor pay against performance and determine how to compensate appropriately for performance. The Compensation Committee meets regularly in private executive session with Towers Perrin (see "Compensation Consultant" below for additional information) to discuss executive compensation matters.

In addition, the Compensation Committee undertakes an annual self-evaluation of its practices and operations to ensure that all members of the Committee are satisfied with the manner in which the Committee is executing its duties. The self-evaluation results are reviewed by our Nominating and Corporate Governance Committee and our Board of Directors.

In Fiscal 2007, the members of the Compensation Committee were Mr. Bell, Chairman, Mr. Bowman, Mr. Goeltz (as of May 15, 2007), Ms. Hopkins, Mr. Perrin, Ms. Reardon and Ms. Turpin (each of whom continues to serve on the Compensation Committee as of the date of this Proxy Statement). Each member of the Compensation Committee during Fiscal 2007 was, and each member currently is, an independent director under the NASDAQ listing standards as determined by the Board of Directors.

The Compensation Committee operates under a written charter which is available on the corporate governance page of our Internet website located at *www.warnaco.com* and which was amended in March 2007 to address the Committee's review and approval of the discussion of its compensation policies and objectives. The Compensation Committee reviews its charter annually and amends it as necessary.

Compensation Consultant

In 2004, the Compensation Committee retained Towers Perrin as its independent compensation consultant to advise the Compensation Committee on all matters related to executive compensation, general compensation programs and other compensation and benefits-related matters. Other than the services described below (all of which have been reviewed and approved by the Compensation Committee), Towers Perrin provides no other services to, and is not otherwise affiliated with, Warnaco.

Representatives of Towers Perrin assist the Compensation Committee in selecting an appropriate peer group and in analyzing the peer group's pay practices. Our Compensation Committee considers this information in determining the compensation of our Executive Officers. As part of its engagement, Towers Perrin regularly provides guidance relating to our overall compensation practices, in addition to advice regarding best practices in the industry and broader marketplace.

Towers Perrin also advises our Nominating and Corporate Governance Committee with respect to Director compensation, including annual compensation, meeting fees and equity awards. Additionally, management may from time to time utilize Towers Perrin's proxy data and other information services. This use is limited in nature and is subject to review and approval by the Compensation Committee, in its sole discretion.

Our relationship with Towers Perrin continues in 2008.

Compensation Committee Interlocks and Insider Participation

None.

Certain Relationships and Related Person Transactions

We have adopted a written Policy and Procedures with respect to Related Person Transactions (available on the corporate governance page of our Internet website located at *www.warnaco.com*) relating to the review, approval and ratification of related person transactions, including transactions that are disclosable under SEC Regulation S-K, Item 404(a). Generally, our policy requires that our Audit Committee review and approve transactions involving more than $120,000 in which Warnaco is a participant and in which any of the following persons has a direct or indirect material interest: any of our Directors (or nominees) or Executive Officers or any person known to be the beneficial owner of more than 5% of our voting securities, any immediate family member of, or any person sharing a household with, any of the foregoing persons, or any entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest. Prior to the consummation of any transaction with a related person (regardless of the dollar amount involved), full disclosure of all facts and circumstances of such transaction must be made to our legal department. The legal department then determines whether such transaction or arrangement requires the approval of the Audit Committee. If appropriate, the transaction is submitted to the Audit Committee for consideration at the next Committee meeting or, in those instances where the legal department, in consultation with the Chief Executive Officer or Chief Financial Officer, determines it is not practicable or desirable to wait until the next meeting, to the Chair of the Committee (who possesses delegated authority to act between Committee meetings).

The Audit Committee (or Chair, as applicable) will approve only those related person transactions that are in, or not inconsistent with, the best interests of Warnaco and its stockholders. Our written policies also include similar procedures relating to the review and ratification of any related person transaction not previously approved pursuant to the policy, and procedures for identifying related persons.

There were no transactions since the beginning of our last fiscal year, and there are no currently proposed transactions, required to be disclosed under SEC Regulation S-K, Item 404(a).

DIRECTOR COMPENSATION

Compensation of our independent Directors is structured to provide pay commensurate with the work required of them and to align independent Directors' goals with those of stockholders. In addition, independent Director compensation is regularly evaluated to ensure consistency with peer company practices, as well as the broader marketplace.

Fiscal 2007 Director Compensation

Upon the recommendation of the Nominating and Corporate Governance Committee, the Board of Directors approved the following Fiscal 2007 compensation arrangements for our independent Directors (other than our Non-Executive Chairman, whose compensation arrangement is described separately below): (i) $50,000 in cash and (ii) Common Stock issued under the 2005 Stock Incentive Plan with a value of $75,000; and (iii) fees of $1,200 per day for attendance at meetings of the Board's Committees. The Company does not pay fees for attendance at meetings of the Board of Directors.

Upon the recommendation of the Nominating and Corporate Governance Committee, the Board of Directors approved the following Fiscal 2007 compensation arrangement for our Non-Executive Chairman — Charles R. Perrin: (i) $210,000 in cash and (ii) Common Stock issued under the 2005 Stock Incentive Plan with a value of $125,000. The Non-Executive Chairman did not receive fees for attendance at meetings of the Board of Directors or its Committees or Committee Chairman fees.

In addition, in Fiscal 2007, the Chairmen of the Audit and Compensation Committees were paid additional fees of $12,500 and $7,500, respectively. In Fiscal 2007, Mr. Goeltz served as Chairman of the Audit Committee (until May 15, 2007, at which time Mr. Seeley was appointed as Chairman of the Audit Committee), Mr. Bell served as Chairman of the Compensation Committee and Mr. Perrin served as Chairman of the Nominating and Corporate Governance Committee. As noted above, Mr. Perrin does not receive a Committee Chairman fee.

Directors were also reimbursed for reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors and its Committees.

We do not pay any additional remuneration to employees who serve as Directors of Warnaco.

In December 2006, the Nominating and Corporate Governance Committee approved The Warnaco Group, Inc. Non-Employee Directors Deferred Compensation Plan (the "Directors Deferred Compensation Plan") for our independent Directors effective beginning in 2007. The Directors Deferred Compensation Plan provides for an annual elective deferral of cash and/or stock retainer and/or meeting fees into an unfunded individual account, the performance of which is linked to investment options selected by each participant.

Director Compensation Table

The following table discloses compensation earned by or paid to our non-management Directors with respect to Fiscal 2007:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (a)	Total ($)
Charles R. Perrin	$210,003	$118,743(b)	$328,746
Robert A. Bowman	$ 70,400	$ 68,749	$139,149
David A. Bell	$ 73,100	$ 68,749	$141,849
Richard Karl Goeltz	$ 73,050(c)	$ 68,749(d)	$141,799
Sheila A. Hopkins	$ 70,400(e)	$ 68,749(f)	$139,149
Nancy A. Reardon	$ 69,200(g)	$ 66,984(h)	$136,184
Donald L. Seeley	$ 75,450	$ 68,749	$144,199
Cheryl Nido Turpin	$ 66,800(i)	$ 68,749(j)	$135,549

(a) The amounts shown are the amounts recorded in our financial statements during Fiscal 2007 and calculated in accordance with Financial Accounting Standards Board Statement No. 123(R), based on the assumptions described on pages F-13 and F-14 of our Annual Report on Form 10-K filed with the SEC on February 27, 2008. Such amounts are expensed over twelve months following the annual grant in May.

(b) $72,917 of the value shown above has been deferred until Mr. Perrin ceases to serve as a Director of Warnaco, pursuant to Mr. Perrin's election under the Directors Deferred Compensation Plan.

(c) $55,025 of the value shown above has been deferred until Mr. Goeltz ceases to serve as a Director of Warnaco, pursuant to Mr. Goeltz's election under the Directors Deferred Compensation Plan.

(d) $43,750 of the value shown above has been deferred until after Mr. Goeltz ceases to serve as a Director of Warnaco, pursuant to Mr. Goeltz's election under the Directors Deferred Compensation Plan.

(e) $55,500 of the value shown above was deferred until after Ms. Hopkins ceases to serve as a Director of Warnaco, pursuant to Ms. Hopkins' election under the Directors Deferred Compensation Plan.

(f) $43,750 of the value shown above has been deferred until after Ms. Hopkins ceases to serve as a Director of Warnaco, pursuant to Ms. Hopkins' election under the Directors Deferred Compensation Plan.

(g) $55,500 of the value shown above has been deferred until after Ms. Reardon ceases to serve as a Director of Warnaco, pursuant to Ms. Reardon's election under the Directors Deferred Compensation Plan.

(h) $43,750 of the value shown above has been deferred until after Ms. Reardon ceases to serve as a Director of Warnaco, pursuant to Ms. Reardon's election under the Directors Deferred Compensation Plan.

(i) $37,500 of the value shown above has been deferred until after Ms. Turpin ceases to serve as a Director of Warnaco, pursuant to Ms. Turpin's election under the Directors Deferred Compensation Plan.

(j) $43,750 of the value shown above has been deferred until after Ms. Turpin ceases to serve as a Director of Warnaco, pursuant to Ms. Turpin's election under the Directors Deferred Compensation Plan.

2008 Director Compensation

In January 2008, upon the recommendation of the Nominating and Corporate Governance Committee, the Board of Directors approved fiscal 2008 compensation and reimbursement for the independent Directors, Committee Chairmen and our Non-Executive Chairman on the same terms as provided in Fiscal 2007.

COMPENSATION DISCUSSION AND ANALYSIS

Overview and Business Goals

Warnaco designs, sources, markets, licenses and distributes a broad line of intimate apparel, sportswear and swimwear worldwide. Our products are sold under several highly recognized brand names, including but not limited to *Calvin Klein®*, *Speedo®*, *Chaps®*, *Warner's®* and *Olga®*. We distribute our diversified portfolio of products both domestically and internationally, primarily to wholesale customers through various distribution channels, including major department stores, independent retailers, chain stores, membership clubs, specialty and other stores, mass merchandisers and the internet, including such leading retailers as Macy's, J.C. Penney, Kohl's, Sears, Target, and Costco. In addition, we distribute our *Calvin Klein* branded products through dedicated *Calvin Klein* retail stores. Beginning in 2008, our products are manufactured solely through third-party manufacturing contractors.

We strive to become the premier global apparel company by expanding our portfolio of leading brands and leveraging the strengths of our businesses. We seek to achieve long-term growth with superior financial returns that reward our stockholders, associates, and business partners.

We remain committed to exploring new opportunities to meet the needs of consumers and customers and to driving improvement in stockholder returns. To this end, we are working to enhance operational efficiencies throughout our business. By employing one corporate platform, we are able to better support an increasingly global business with diversified product offerings. We have transitioned to an internally-managed sourcing model. In working toward our corporate goals and specific strategic initiatives, we rely on the contributions of all Warnaco employees worldwide. We regard our employees as key drivers of our success, and we are focused on continuing to build a corporate culture that recognizes the collective contributions of all employees, appreciates personal contributions to superior product and performance, promotes the values of diversity and cultural and personal respect in the workplace and encourages and rewards teamwork and collaboration across business units to maximize the Company's resources.

Compensation Program Objectives and Supporting Principles

Our compensation philosophy is designed to support our business mission, strategic objectives and corporate culture. The compensation program's core objectives are to:

- Reward employees for superior performance
- Attract and retain world-class talent
- Ensure consistency of compensation with Warnaco's operating objectives
- Encourage alignment of Warnaco's and employees' performance goals with stockholder interests
- Provide competitive compensation, as measured against our predetermined peer group and other comparable companies in the broader marketplace

The following guiding principles support the program's core objectives:

- Consideration of competitive compensation practices, job scope and responsibility, as well as our need to retain, attract, and reward executive talent
- Emphasis on the importance of team accountability by structuring certain incentive awards primarily based on the results of Warnaco and each of our business units, with adjustments for individual performance in cases of significant under- or over-performance
- Determination of incentive payment awards based on a predetermined quantitative framework as well as rigorous discretionary review of qualitative results
- Application of our compensation philosophy globally, with adjustments to individual compensation packages based on local standards of practice
- Motivation to achieve business goals through executive compensation that is tied, in part, to our overall financial results

The Compensation Committee annually evaluates the compensation philosophy and adjusts it as necessary, from time to time, to ensure that the philosophy continues to be aligned with our corporate objectives and stockholder interests.

Executive Officer Compensation

In compensating Executive Officers, the Compensation Committee considers factors relating to each Executive Officer's individual position and performance, including experience, relevant skill sets, achievement of financial goals and achievement of strategic and/or tactical objectives. In addition, the Compensation Committee considers factors relating to each Executive Officer's contribution to his or her business unit (where appropriate) and Warnaco generally, including performance relative to competitive peer companies and the overall marketplace. Furthermore, the Compensation Committee considers other quantitative or qualitative measures of performance, as appropriate. The Compensation Committee considers the effect of certain external factors including, but not limited to, the overall economic environment and retention risk. Other factors that the Compensation Committee considers are the Chief Executive Officer's performance evaluations and related compensation recommendations for each other Executive Officer. The Compensation Committee does not consider the recommendations of our other Executive Officers in determining the compensation of our Chief Executive Officer. Total compensation packages as well as each element of compensation (*i.e.*, base salary, incentive compensation, long-term incentives and benefits and perquisites) are targeted at the median of the peer group companies. Actual compensation and the specific elements thereof vary up or down based on individual performance and certain discretionary factors.

Throughout our fiscal year, the Compensation Committee follows a pre-established process for evaluating compensation levels for Executive Officers. During the course of the year, the Compensation Committee regularly reviews:

- The manner in which our compensation philosophy is implemented
- The composition of the peer group of companies used for benchmarking executive compensation
- Our annual budget and operating plan
- Our Chief Executive Officer's and other Executive Officers' ongoing performance against pre-established financial, strategic and operational goals, including each Executive Officer's performance against the aspects of the operating plan over which the Executive Officer has principal responsibility
- Our Executive Officers' competitive compensation positioning compared to peer companies and the marketplace
- Our Chief Executive Officer's and other Executive Officers' full compensation packages, including all conditional amounts, such as payments upon termination or change in control

The process described above forms the basis for the Compensation Committee's decisions regarding executive compensation, which are made annually before the end of our first fiscal quarter. Once the executive compensation decisions are made for a given fiscal year, the Compensation Committee begins the process of reviewing and evaluating the factors noted above, which involves an ongoing evaluation based on a pre-established calendar designed to provide the Compensation Committee ample time to thoughtfully consider the factors on which it will base the determination of the following year's executive compensation.

Competitive Market for Talent

In order to ensure that we meet both our short- and long-term business goals in each of our operating areas, it is critical that we attract a highly-motivated and experienced team of Executive Officers and employees. The apparel industry is extremely competitive in this regard, and it is common for companies to use compensation as the basis to initially attract talent. Our current executive compensation packages reflect, in part, our goal of attracting and retaining superior performers to meet diverse business needs.

Moreover, we have experienced a number of significant structural and corporate changes in recent years including (i) our emergence in 2003 from reorganization proceedings under Chapter 11 of the United States Bankruptcy Code; (ii) our transition from a third-party based sourcing model to an internal sourcing model beginning in 2005; (iii) the continued growth of our Calvin Klein businesses through (a) the 2006 acquisition of the companies that operate the wholesale and retail businesses of Calvin Klein jeanswear and accessories in Europe and Asia and the CK Calvin Klein "bridge" line of sportswear and accessories in Europe (the "CKJEA Acquisition") and (b) the 2008 acquisition of additional Calvin Klein licenses which will allow us to further extend our direct-to-consumer business into Europe, Asia and Latin America; and (iv) the recent dispositions of certain of our businesses including our private label and designer swimwear businesses (except Calvin Klein swimwear), our Mexico swimwear manufacturing facilities, the Lejaby intimate apparel business and the OP swimwear businesses. These corporate and strategic changes, among others, have necessitated the recruitment and employment of a new management team to provide us with the leadership and talent to support a global business model. For example, in connection with our 2003 reorganization, we undertook an executive search and recruited both Mr. Gromek and Mr. Rutkowski to serve as Chief Executive Officer and Chief Financial Officer, respectively. Additionally, in 2005 we recruited Mr. Meyer to serve as President — Global Sourcing to manage the transition to an internal sourcing model. Helen McCluskey, our Group President — Intimate Apparel, who assumed responsibility for the Swimwear Group on June 12, 2007, has an expanded job scope in connection with this new role. In certain cases such as these, elements of individual compensation packages are set at the higher end of the competitive range in order to attract and retain the most talented candidates with the specific skills and background needed to manage our business and execute our strategic goals.

When measuring the level of compensation for Executive Officers against the competitive market, the Compensation Committee uses pay data disclosed in proxy data from a predetermined set of peer companies, comprised of wholesale and/or vertically integrated apparel companies, with revenues within an appropriate range of our revenue. In order to ensure that we are evaluating compensation in the most relevant context, the Compensation Committee regularly evaluates the peer group to determine whether refinements to the group based on the established methodology are required. In 2007, with the assistance of Towers Perrin, we revised the criteria used to determine our peer group to provide that a company is included in the peer group if it:

(i) designs and develops its own product;

(ii) focuses primarily on women's wear or men's wear (and not footwear or children's wear); and

(iii) is headquartered within the United States.

With assistance from Towers Perrin and using the above-stated criteria, we have determined that our peer group of companies is:

Abercrombie & Fitch	J. Crew Group, Inc.
Aeropostale	Jones Apparel Group Inc.
American Eagle Outfitters	Kellwood
AnnTaylor Stores	Liz Claiborne Inc.
Charming Shoppes	New York & Company
Chico's FAS	Oxford Industries
Coach Inc.	Pacific Sunwear of California
Columbia Sportswear	Perry Ellis International
Dress Barn	Phillips-Van Heusen
Eddie Bauer Holdings Inc.	Polo Ralph Lauren
Guess?	Quicksilver
Hanesbrand	The Talbots Inc.
	VF Corp.

The Compensation Committee also relies in part on additional pay practice and competitive data, in particular with regard to individuals who may be recruited from outside the apparel industry, provided by Towers Perrin.

Compensation Elements

We believe that the combination of base salary, short-term incentives, long-term incentives and benefits and perquisites should be weighted towards variable compensation as the amount of total compensation increases. While a competitive level of fixed compensation in the form of base salary serves an important competitive purpose and also provides Executive Officers with a level of certainty that allows for planning of personal financial expenses, it does not provide sufficient incentive to Executive Officers to achieve our goals. Therefore, increasing short-term and long-term incentives as a percentage of the overall package is desirable for higher compensated Executive Officers.

Similarly, the percentage of variable compensation targeted toward long-term incentives increases with level and scope of responsibility to reflect an increased level of job focus on strategic long-term goals.

Our executive compensation program consists of the following components:

Base Salary

We provide base salary to retain and attract Executive Officers by providing a form of fixed competitive compensation which is consistent with an individual's role and experience. However, we do not intend that base salary be the primary method of rewarding performance for Executive Officers. Instead, incentive compensation and equity awards, each as described in detail below, are the primary methods for rewarding Executive Officers' achievement of short- and long-term goals. Base salaries are targeted at the median of our peer group. However, in some cases, base salaries of our Executive Officers may be higher than the competitive median, such as when an Executive Officer is recruited to join Warnaco or when a particular skill set is required in connection with the scope and complexity of a given position. Executives may receive base salary above or below the median of the peer group depending on experience, proficiency, scope of responsibilities, and/or potential future value to Warnaco. We annually review Executive Officers' base salaries against the peer group and internally to ensure that all Executive Officers receive comparable pay for positions requiring comparable skills and responsibilities.

Incentive Compensation

We provide incentive compensation in order to reward Executive Officers for meeting annual financial and strategic goals that contribute to the achievement of our short- and long-term business objectives.

The foundation of the Compensation Committee's process to determine annual incentive compensation awards under the Warnaco Incentive Compensation Plan (the "WICP") for Executive Officers and other participating employees is its review of our annual operating plan, which outlines annual financial, operational and strategic goals both at the corporate and business unit level. Following the Board of Directors' review of the operating plan, the Compensation Committee approves financial, operational and strategic goals that serve as a basis for awards under the WICP and a target incentive compensation award amount which is (i) reflected as a percentage of base salary for Executive Officers and other participating employees, (ii) targeted to the median of our peer group, and (iii) linked to the overall performance of the Company and/or one or more of our operating divisions, on a percentage basis, depending upon the individual's duties and responsibilities. During the course of the year, the Compensation Committee regularly reviews these goals to monitor our progress against them. After the end of the fiscal year, the compensation committee determines the amounts to be paid as incentive compensation awards. In making this determination, the Compensation Committee considers the following factors:

- Our achievement of pre-determined financial goals
- A discretionary assessment of our overall performance against other aspects of our operating plan
- Our revenue, earnings and earnings per share performance relative to our peer companies
- Our Chief Executive Officer's assessment of Executive Officer performance
- Other quantitative and qualitative factors

The members of our Compensation Committee have frequent access to and interaction with the Named Executive Officers during the course of the year, which enables them to directly assess the Named Executive Officers' individual performance against the above-listed factors. Awards under the WICP, which are based on pre-determined financial goals and are not subject to discretionary increase, are intended to be our primary vehicle for grants of incentive compensation. However, although no such awards were made in Fiscal 2007, incentive compensation may also be granted in the form of discretionary bonus awards granted outside the WICP. Awards granted under the WICP are intended to be eligible for deductibility under Section 162(m) of the Internal Revenue Code (the "Code") as discussed below under "Limitations on Deductibility of Executive Compensation".

Equity Awards

We provide annual equity awards in order to:

- Align Executive Officers' and stockholders' interests
- Focus Executive Officers on attainment of long-term business goals to drive stockholder value
- Reward Executive Officers for superior performance
- Provide a retention incentive

Annual equity award values are targeted at the median of our peer group, but actual annual grants may be higher or lower based on the recommendation of our Chief Executive Officer with respect to the performance of other Executive Officers, scope of responsibilities, experience, retention risk, and/or potential future value to Warnaco. The ultimate value of the grant delivered (and our associated competitive positioning) will be determined over time by our stock price.

As part of our 2003 reorganization, the creditors' committee representing Warnaco and its affiliates approved substantial equity grants to Executive Officers and other employees, reflecting the absence of any outstanding grants from prior years. These grants were approved in order to attract and retain executives during an unstable period, to motivate employees to achieve long-term business goals and to align employees' and stockholders' interests. We have provided equity grants in subsequent years at substantially lower levels.

We provide annual equity awards in the form of time-vested restricted stock and time-vested stock options, which, in the case of stock options, are granted with an exercise price equal to the fair market value of the underlying Warnaco stock as of the date of grant. Grants are designed to balance the retention power of restricted stock with the leverage inherent in stock options. Vesting of restricted stock and stock options occurs over a three-year period and each option grant remains exercisable for 10 years after the date of grant. This approach results in a significant amount of restricted shares and options at risk of forfeiture at any time. To this end, restricted stock awards assist with our retention goals. To make restricted stock awards a more effective retention tool, the Compensation Committee determined that vesting of restricted stock granted in 2008 shall be more heavily weighted toward the end of the three-year vesting period. The 10-year term of the options provides Executive Officers an incentive to work towards our long-term goals and to drive initiatives that will enhance stock price performance.

Benefits and Perquisites

We provide certain benefits and perquisites to our Executive Officers to meet competitive norms. These benefits and perquisites typically focus on insurance coverage and automobile services and allowances. In one instance, we provide local housing to Mr. Tworecke, the only Executive Officer with a primary domicile outside of the immediate vicinity of our headquarters. All benefit and perquisite amounts to Named Executive Officers (as defined below) are disclosed below in the Summary Compensation Table. Additionally, Executive Officers are eligible to participate in (i) Warnaco-sponsored retirement plans available to all of our employees; (ii) contractual supplemental award arrangements as described below under "Post-Termination Compensation"; and (iii) The Warnaco Group, Inc. Deferred Compensation Plan (the "Deferred Compensation Plan"), which provides U.S.-based employees earning $150,000 per year or more with the option to defer all or a portion of base salary and bonus into an unfunded individual account, the performance of which is linked to investment options selected by each participant.

Tax Assistance or "Gross-Ups"

As part of the overall compensation package for our Executive Officers, we provide tax assistance or "gross-ups" on the following items: (i) Warnaco-paid premiums for group term life insurance; (ii) automobile services; and (iii) apartment rental and travel expenses. These gross-ups allow the executive to fully realize the intended benefit of a particular compensation element. In Fiscal 2007, the aggregate value of all tax assistance to the Named Executive Officers was $93,640.

2007 Compensation

In March 2007, the Compensation Committee approved 2007 base salaries, target incentive compensation awards (which were subject to the Compensation Committee's ongoing review and final determination following the 2007 fiscal year) and equity grants for Executive Officers. These compensation award targets were consistent with the Compensation Committee's philosophy set forth above and its prior practices. However, where in prior years the performance metric used to determine incentive compensation awards was based on operating income, in 2007 the performance metric was set at the high end of our earnings guidance of $1.79 per diluted share (as disclosed in our February 26, 2007 earnings press release), subject to certain adjustments. This approach allowed for alignment of internal goals with our stated external earnings per share guidance and long-term strategic plan. Rather than using stretch goals, the Compensation Committee set targets that were more attainable, but which continued to provide management with significant challenge, motivation and possibility for major, positive change.

The 2007 base salaries, target incentive compensation awards and equity grants, which include time-vested restricted shares and stock options, for Named Executive Officers were as follows:

Named Executive Officer	2007 Base Salary	Basis of Incentive Compensation Award	Target Incentive Compensation Award	Equity Grant
Joseph R. Gromek	$1,000,000	Earnings per diluted share of Warnaco	125% of base salary; maximum 200% of target	75,100 restricted shares 75,100 stock options 10,784 restricted stock units under the terms of a supplemental award
Lawrence R. Rutkowski	$ 580,000	Earnings per diluted share of Warnaco	85% of base salary; maximum 200% of target	16,100 restricted shares 16,100 stock options 1,366 restricted shares under the terms of a supplemental award
Helen McCluskey	$ 725,000	Earnings per diluted share of Warnaco	85% of base salary; maximum 200% of target	26,800 restricted shares 26,800 stock options 2,347 restricted shares under the terms of a supplemental award
Frank Tworecke	$ 750,000	Earnings per diluted share of Warnaco	85% of base salary; maximum 200% of target	20,400 restricted shares 20,400 stock options 2,557 restricted shares under the terms of a supplemental award
Dwight Meyer	$ 650,000	Earnings per diluted share of Warnaco	85% of base salary; maximum 200% of target	18,000 restricted shares 18,000 stock options 1,956 restricted shares under the terms of a supplemental award

In addition to the items described above, the Compensation Committee reserved the right to pay discretionary bonuses to Executive Officers based on certain qualitative considerations and/or extraordinary performance during the year. However, no discretionary bonus awards were paid for 2007.

In March 2008, the Compensation Committee determined 2007 incentive bonuses for our Executive Officers. Using the pre-determined financial goals discussed above, Executive Officers became eligible for the maximum incentive bonus amount at 200% of target. The Compensation Committee also factored in discretionary elements including (i) the completion of our restructuring initiatives to exit the Swimwear Group's private label and designer swimwear businesses (except Calvin Klein swimwear), the sale of our

Mexican swimwear manufacturing facilities, and the disposal of our OP Swim and Lejaby intimate apparel businesses; (ii) the year-over-year performance of the business; and (iii) the Company's revenue and earnings results compared to those of our peer companies. All of the factors considered by the Compensation Committee, in the aggregate, resulted in incentive compensation awards between 160% and 180% of base salary (i.e., below the 200% of target level award permissible under the terms of the WICP based on the earnings per diluted share (on an adjusted basis, as described in our February 26, 2008 press release) achieved).

2008 Compensation

In March 2008, the Compensation Committee approved 2008 base salaries, target incentive compensation awards (which will be subject to stockholder approval of the Incentive Compensation Plan at our Annual Meeting and the Compensation Committee's ongoing review and final determination following the 2008 fiscal year) and equity grants for Executive Officers, which grants are also subject to stockholder approval of the Amended and Restated Plan at our Annual Meeting. These compensation award targets and equity grants were consistent with the Compensation Committee's philosophy set forth above and its 2007 practices.

The 2008 base salaries, target incentive compensation awards and equity grants, which include time-vested restricted shares and stock options, for Named Executive Officers were as follows:

Named Executive Officer	2008 Base Salary	Basis of Incentive Compensation Award (a)	Target Incentive Compensation Award	Equity Grant (b)
Joseph R. Gromek	$1,100,000	Earnings per diluted share of Warnaco	125% of base salary; maximum 200% of target	Restricted shares and stock options with a value of $3,000,000 12,051 restricted stock units under the terms of a supplemental award
Lawrence R. Rutkowski	$ 600,000	Earnings per diluted share of Warnaco	85% of base salary; maximum 200% of target	Restricted shares and stock options with a value of $632,700 1,896 restricted shares under the terms of a supplemental award
Helen McCluskey	$ 800,000	Earnings per diluted share of Warnaco	85% of base salary; maximum 200% of target	Restricted shares and stock options with a value of $1,000,000 2,433 restricted shares under the terms of a supplemental award
Frank Tworecke	$ 775,000	Earnings per diluted share of Warnaco	85% of base salary; maximum 200% of target	Restricted shares and stock options with a value of $ 817,238 3,175 restricted shares under the terms of a supplemental award
Dwight Meyer	$ 670,000	Earnings per diluted share of Warnaco	85% of base salary; maximum 200% of target	Restricted shares and stock options with a value of $ 706,515 2,043 restricted shares under the terms of a supplemental award

(a) In 2008, the performance metric is equal to the mid-point of our earnings guidance, on an as adjusted basis (excluding restructuring expenses), of $2.55 per diluted share from continuing operations (as disclosed in our February 26, 2008 earnings press release).

(b) Grants (other than supplemental awards) are subject to stockholder approval of the Amended and Restated Plan at the Annual Meeting, as further discussed in Proposal No. 2.

Equity Grant Practices and Equity Ownership and Retention Policy

Equity Grant Practices

We generally grant equity to Executive Officers on an annual basis, at the Compensation Committee meeting following the release of the prior year's annual financial results. Stock options granted at this meeting have an exercise price equal to the closing price of the common shares on the date of the meeting. In addition to annual grants that we customarily award following the release of financial results, interim grants may also be made upon the hire or promotion of new Executive Officers, with stock options having an exercise price equal to the closing price on the date of hire or promotion.

In 2008, the Committee approved in advance certain stock option awards as part of its annual process. Because there was not a sufficient number of shares available in the reserve under the 2005 Stock Incentive Plan as currently in effect, these awards were granted subject to stockholder approval of the Amended and Restated Plan, and priced with exercise prices equal to the closing prices of the common shares on the date of the annual stockholder meeting at which the Amended and Restated 2005 Stock Incentive Plan is approved.

In 2007, we approved an Equity Grant Policy (which codified our existing practices) which, among other things, provides that all equity grants are generally approved in advance by the Compensation Committee. In certain instances relating to hire or promotion awards to employees who are not Executive Officers, grants may be approved by the Chairman of the Compensation Committee and the Chief Executive Officer, or, in limited circumstances and only with respect to individuals earning a base salary below $300,000, the Chief Executive Officer and the Senior Vice President, Human Resources (in each case, pursuant to a delegation of authority from, within guidelines established by, and subject to the oversight of, the Compensation Committee).

Equity Ownership and Retention Policy

Our Directors, Chief Executive Officer and all other Executive Officers are subject to our Equity Ownership and Retention Policy for Directors and Senior Management (the "Equity Ownership and Retention Policy"). The Equity Ownership and Retention Policy provides that on and after the fifth anniversary of the later of (i) his or her appointment as an Executive Officer or Non-Executive Director or (ii) May 28, 2003 (i.e., the effective date of the policy), each participant in the Equity Ownership and Retention Policy shall meet the following requirements:

- A target equity ownership level for the Chief Executive Officer of equity having a value equal to five times base salary;
- A target equity ownership level for all other Executive Officers of equity having a value equal to three times base salary; and
- A target equity ownership level for Directors of equity having a value equal to three times annual retainer.

For purposes of calculating ownership levels under the Equity Ownership and Retention Policy, ownership includes the: (i) value of company-granted restricted stock upon which restrictions have lapsed; (ii) value of Common Stock purchased on the open market; (iii) value of shares of Common Stock acquired pursuant to the exercise of stock options; and (iv) share value equivalent of gains on vested unexercised stock options. Compliance with the Equity Ownership and Retention Policy is monitored by our General Counsel, under the supervision and direction of the Compensation Committee. The Compensation Committee will determine, in its sole discretion, the appropriate measures to address any non-compliance with the Policy.

Although we do not have a policy that specifically prohibits our Executive Officers from hedging the economic risk of stock ownership in the Company, our Statement of Policy Concerning Purchases and Sales of Company Securities and Conflicts of Interest prohibits Directors and employees (including Executive Officers) from, among other things, trading in options of Warnaco stock or effecting "short sales".

"Clawback" and certain other Compensation Recovery

Our equity agreements with Executive Officers and other employees include provision for the repayment of incentives to the Company, commonly referred to as clawbacks. The clawback provisions allow us to redeem certain equity previously granted in limited situations. Specifically, in the event of a termination for cause, we may require employees to forfeit all option gains from options exercised in the previous six months and may rescind all restricted stock which vested in the previous six months. In addition, vested but unexercised options will terminate immediately upon a termination for cause.

In addition, the Compensation Committee may, in its sole discretion, recover annual incentive compensation payments in the event of a subsequent occurrence affecting our achievement of financial, operational or strategic goals for an earlier award year. In March 2007, the Compensation Committee reduced the annual incentive compensation awards for the fiscal year ended December 30, 2006 ("Fiscal 2006") for Messrs. Gromek, Rutkowski and Tworecke in the amounts of $45,600, $22,440 and $51,744, respectively, based on the restatement of our fiscal 2005 financial results in September 2006.

Limitations on Deductibility of Executive Compensation

Section 162(m) of the Code limits the deductibility of compensation paid to certain of our Executive Officers. To qualify for an exemption to such limitation, compensation in excess of $1.0 million per year generally must constitute performance-based compensation under Section 162(m) of the Code. In order to so qualify, compensation must be paid solely on account of the attainment of one or more pre-established performance goals established by a committee of two or more "outside directors," pursuant to an arrangement that has been approved by stockholders. Also, in order for an arrangement to give rise to fully deductible performance-based compensation, the terms of the arrangement must preclude the exercise of any discretion in the administration of the plan that would have the effect of increasing compensation paid to the employees covered by Section 162(m) of the Code.

The Compensation Committee is aware of the requirements for full deductibility of executive compensation under Section 162(m) of the Code. However, the Compensation Committee will balance the costs and burdens involved in compliance against the value of the tax benefits to be obtained by the Company and may, in certain instances, pay compensation that is not fully deductible if the Compensation Committee determines that the costs and burdens outweigh the benefits.

Post-Termination and Retirement Compensation

Post-termination benefits are necessary to recruit and retain Executive Officers and to provide them with a level of long-term financial security commensurate with that offered by our peers.

We provide additional retirement benefits to Executive Officers in the form of two programs: supplemental awards and deferred compensation. The supplemental award consists of (i) annual contributions to an unfunded, unsecured individual account, the performance of which is linked to certain investment options chosen by the recipient and (ii) annual grants of restricted shares or restricted stock units. The Deferred Compensation Plan, which is available to all of our U.S.-based employees earning $150,000 per year or more, provides for an annual elective deferral of base salary, and/or incentive bonus into an unfunded individual account, the performance of which is linked to certain investment options chosen by the recipient. These two programs provide for company-funded and employee-funded retirement savings to supplement the company contributions and employee tax deferred contributions to our qualified retirement plans.

To ensure that overall compensation packages are competitive, Executive Officers have certain contractually agreed upon rights to severance payments, payable under certain conditions. Severance is generally payable for termination without cause or resignation for good reason. Severance is not payable for termination for cause. If termination occurs (other than for cause), within one year following a change in control of Warnaco, enhanced severance payments are payable. See below under "Employment Agreements" and "Potential Payments Upon Termination or Change in Control" for additional details on contractual severance payments to our Named Executive Officers.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis that appears above with Warnaco's management. Based on the Compensation Committee's review and discussion with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Members of the Compensation Committee

David A. Bell (Chairman)
Robert A. Bowman
Richard Karl Goeltz (as of May 15, 2007)
Sheila A. Hopkins
Charles R. Perrin
Nancy A. Reardon
Cheryl Nido Turpin

COMPENSATION OF EXECUTIVE OFFICERS

Set forth below are tables prescribed by the proxy rules of the SEC which present the compensation with respect to Fiscal 2006 and Fiscal 2007 of (i) Mr. Gromek, our President and Chief Executive Officer; (ii) Mr. Rutkowski, our Chief Financial Officer; and (iii) the three most highly compensated Executive Officers other than the Chief Executive Officer and Chief Financial Officer, namely Messrs. Tworecke and Meyer and Ms. McCluskey (collectively, the "Named Executive Officers"). Mr. Meyer was not a Named Executive Officer in Fiscal 2006 and, therefore, no data is provided for him for that period.

Summary Compensation Table

The following table discloses compensation paid or to be paid to the Named Executive Officers with respect to Fiscal 2006 and Fiscal 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(c)	Option Awards ($)(d)	Non-Equity Incentive Plan Compensation ($)	Change In Pension Value and Nonqualified Deferred Compensation Earnings ($)(g)	All Other Compensation ($)	Total ($)
Joseph R. Gromek	2007	$1,000,000	$ 0(a)	$1,439,465	$ 961,377	$2,000,000(e)	$0	$342,067(j)	$5,742,909
President and Chief Executive Officer	2006	$ 991,667	$954,400(b)	$ 996,870	$1,070,935	$ 0(f)	$0	$296,236	$4,310,108
Lawrence R. Rutkowski ..	2007	$ 577,500	$ 0(a)	$ 359,668	$ 311,046	$ 838,800(e)	$0	$ 62,308(k)	$2,149,322
Executive Vice President and Chief Financial Officer	2006	$ 562,500	$361,760(b)	$ 396,581	$ 489,759	$ 0(f)	$0	$ 58,548	$1,869,148
Helen McCluskey	2007	$ 716,667	$ 0(a)	$ 455,181	$ 479,089	$1,100,000(e)	$0	$ 88,465(l)	$2,839,402
Group President — Intimate Apparel	2006	$ 670,833	$244,390(b)	$ 343,652	$ 611,282	$ 355,610(f)	$0	$ 70,087	$2,295,854
Frank Tworecke	2007	$ 747,500	$ 0(a)	$ 384,596	$ 346,994	$1,076,228(e)	$0(h)	$280,295(m)	$2,835,613
Group President — Sportswear	2006	$ 729,167	$145,177(b)	$ 338,353	$ 565,223	$ 190,424(f)	$0(i)	$272,553	$2,240,897
Dwight Meyer........ President — Global Sourcing, Distribution and Logistics	2007	$ 641,667	$ 0(a)	$ 322,419	$ 256,400	$ 884,000(e)	$0	$ 80,872(n)	$2,185,358

(a) No discretionary bonuses were granted by the Compensation Committee with respect to 2007 compensation.

(b) Represents discretionary bonus award granted by the Compensation Committee. Bonuses were reduced for Messrs. Gromek, Rutkowski and Tworecke by $45,600, $22,440 and $51,744, respectively, to reflect the fiscal 2005 financial restatement, as described above under "Clawback" and certain other Compensation Recovery".

(c) Reflects awards of time-vested restricted stock and/or restricted stock units. The amounts shown are the amounts recorded in our financial statements during Fiscal 2006 and Fiscal 2007, respectively, and calculated in accordance with Financial Accounting Standards Board Statement No. 123(R). Awards expensed in Fiscal 2006 and Fiscal 2007, respectively, include grants made since 2003. The assumptions used with respect to Fiscal 2006 are described on pages F-16 and F-17 of our Annual Report on Form 10-K filed with the SEC on March 7, 2007. The assumptions used with respect to Fiscal 2007 are described on pages F-13 and F-14 of our Annual Report on Form 10-K filed with the SEC on February 27, 2008. We do not pay dividends on our Common Stock.

(d) Reflects awards of stock options. The amounts shown are the amounts recorded in our financial statements during Fiscal 2006 and Fiscal 2007, respectively, and calculated in accordance with Financial Accounting Standards Board Statement No. 123(R). Awards expensed in Fiscal 2006 and Fiscal 2007, respectively, include grants made since 2003. The assumptions used are described on pages F-16 and F-17 of our Annual Report on Form 10-K filed with the SEC on March 7, 2007. The assumptions used with respect to Fiscal 2007 are described on pages F-13 and F-14 of our Annual Report on Form 10-K filed with the SEC on February 27, 2008.

(e) Represents incentive compensation paid pursuant to the WICP for 2007. In 2007, the Company exceeded maximum thresholds under the WICP and, therefore, participants were eligible for incentive compensation payments at the maximum levels. As noted above, the Compensation Committee considered certain discretionary factors and reduced incentive compensation payments under the WICP accordingly.

(f) Represents incentive compensation paid pursuant to the WICP for 2006.

(g) Represents the change in actuarial present value under all of our retirement plans. Earnings on voluntary employee deferrals under non-tax qualified plans and Warnaco contributions to non-tax qualified deferred compensation arrangements — including those related to Notional Accounts (as defined below under "Employment Agreements") — do not exceed market rates of return and thus have been excluded from this column.

(h) There was a 2007 change in pension value of ($239,994) related to Mr. Tworecke's contractual retirement arrangement as described below in the Pension Benefits Table. This amount is not included in the Summary Compensation Table because it represents a negative change in pension value.

(i) There was a 2006 change in pension value of ($147,365) related to Mr. Tworecke's contractual retirement arrangement as described below in the Pension Benefits Table. This amount is not included in the Summary Compensation Table because it represents a negative change in pension value.

(j) Includes $291,910 in respect of Warnaco contributions to Notional Account; $18,000 in respect of car allowance; $11,250 in respect of Warnaco contributions to qualified defined contribution plan; $9,994 in respect of tax gross-up related to car services and executive medical expenses and Warnaco paid premiums for certain group term life insurance; $7,223 in respect of car services; $2,350 in respect of Warnaco paid premiums for certain group term life insurance; and $1,340 in respect of executive medical expenses.

(k) Includes $36,970 in respect of Warnaco contributions to Notional Account; $11,250 in respect of Warnaco contributions to qualified defined contribution plan; $11,250 in respect of car allowance; $1,595 in respect of Warnaco paid premiums for certain group term life insurance; and $1,243 in respect of tax gross-up related to Warnaco paid premiums for certain group term life insurance.

(l) Includes $63,542 in respect of Warnaco contributions to Notional Account; $12,000 in respect of car allowance; $11,250 in respect of Warnaco contributions to qualified defined contribution plan; $940 in respect of Warnaco paid premiums for certain group term life insurance; and $733 in respect of tax gross-up related to Warnaco paid premiums for certain group term life insurance.

(m) Includes $91,251 in respect of local apartment rental and travel expenses; $69,210 in respect of Warnaco contributions to Notional Account; $79,624 in respect of tax gross-up related to local apartment rental and travel expenses and Warnaco paid premiums for certain group term life insurance; $18,000 in respect of car allowance; $11,250 in respect of Warnaco contribution to qualified defined contribution plan; and $10,960 in respect of Warnaco paid premiums for certain group term life insurance.

(n) Includes $52,950 in respect of Warnaco contributions to Notional Account; $12,000 in respect of car allowance; $11,250 in respect of Warnaco contributions to qualified defined contribution plan; $2,046 in respect of tax gross-up related to Warnaco paid premiums for certain group term life insurance and executive medical expenses; $1,445 in respect of Warnaco paid premiums for certain group term life insurance; and $1,181 in respect of executive medical expenses.

Grants of Plan-Based Awards Table

This table discloses the following plan-based awards to Named Executive Officers in Fiscal 2007: WICP, equity awards under the 2003 Stock Incentive Plan and the 2005 Stock Incentive Plan and equity awards granted under contractual supplemental award arrangements. Each of these awards is described in the Compensation Discussion and Analysis.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (a)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)				
Joseph R. Gromek	3/07/07	$1,000,000	$1,250,000	$2,500,000	N/A			
	3/07/07				75,100(b)	N/A	N/A	$2,032,957
	3/07/07				10,784(c)	N/A	N/A	$ 291,923
	3/07/07					75,100(d)	$27.07	$ 803,570
Lawrence R. Rutkowski	3/07/07	$ 394,400	$ 493,000	$ 986,000	N/A			
	3/07/07				16,100(b)	N/A	N/A	$ 435,827
	3/07/07				1,366(e)	N/A	N/A	$ 36,978
	3/07/07					16,100(d)	$27.07	$ 172,270
Helen McCluskey	3/07/07	$ 493,000	$ 616,250	$1,232,500	N/A			0
	3/07/07				26,800(b)	N/A	N/A	$ 725,476
	3/07/07				2,347(e)	N/A	N/A	$ 63,533
	3/07/07					26,800(d)	$27.07	$ 286,760
Frank Tworecke	3/07/07	$ 510,000	$ 637,500	$1,275,000	N/A			
	3/07/07				20,400(b)	N/A	N/A	$ 552,228
	3/07/07				2,557(e)	N/A	N/A	$ 69,218
	3/07/07					20,400(d)	$27.07	$ 218,280
Dwight Meyer	3/07/07	$ 442,000	$ 552,500	$1,105,000	N/A			
	3/07/07				18,000(b)	N/A	N/A	$ 487,260
	3/07/07				1,956(e)	N/A	N/A	$ 52,944
	3/07/07					18,000(d)	$27.07	$ 192,600

(a) Represents threshold, target and maximum payments under the WICP for Fiscal 2007. No payments will be made for performance below threshold levels. In 2007, under the WICP, the Compensation Committee determined awards based on the high end of our earnings per diluted share guidance (disclosed in our February 26, 2007 earnings press release). This approach allowed for alignment of internal goals with our stated external earnings per share guidance and long-term strategic plan. Actual payments under the WICP for Fiscal 2007 are provided above in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

(b) Represents awards of restricted shares, one-third of which vest on each of the first, second and third anniversary of the grant date.

(c) Represents awards of restricted stock units pursuant to a supplemental award, as described below under "Employment Agreements".

(d) Represents awards of stock options granted at the March 7, 2007 Compensation Committee meeting, with the exercise price determined using the closing share price on the grant date. One-third of the options vest on each of the first, second and third anniversary of the grant date.

(e) Represents awards of restricted shares pursuant to a supplemental award, as described below under "Employment Agreements".

Outstanding Equity Awards at Fiscal Year-End Table

The following table discloses outstanding restricted stock awards and stock option grants to the Named Executive Officers as of December 29, 2007. Where applicable, the value of equity-related awards is based on the December 28, 2007 closing price of our Common Stock of $34.50. For additional clarification, the table includes a line indicating total amounts of exercisable and unexercisable options for each Named Executive Officer.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Joseph R. Gromek.	600,000	0	n/a	$ 9.55(d)	4/15/2013	153,595(f)	$5,299,028	n/a	n/a
	85,000	42,500(a)		$21.83(e)	5/23/2015				
	46,100	92,200(b)		$23.21(e)	2/28/2016				
	0	75,100(c)		$27.07(e)	3/07/2017				
Total	731,100	209,800							
Lawrence R. Rutkowski . . .	200,000	0	n/a	$16.75(d)	9/11/2013	33,182(j)	$1,144,779	n/a	n/a
	27,200	13,600(g)		$21.83(e)	5/23/2015				
	12,200	24,400(h)		$23.21(e)	2/28/2016				
	0	16,100(i)		$27.07(e)	3/07/2017				
Total	239,400	54,100							
Helen McCluskey. . .	110,000	0	n/a	$20.28(d)	7/15/2014	41,939(m)	$1,446,896	n/a	n/a
	14,600	29,200(k)		$23.21(e)	2/28/2016				
	0	26,800(l)		$27.07(e)	3/07/2017				
Total	124,600	56,000							
Frank Tworecke.	210,000	0	n/a	$18.08(d)	5/07/2014	38,471(p)	$1,327,250	n/a	n/a
	15,900	31,800(n)		$23.21(e)	2/28/2016				
	0	20,400(o)		$27.07(e)	3/07/2017				
Total	225,900	52,200							
Dwight Meyer . .	0	25,000(q)	n/a	$21.83(d)	5/23/2015	29,908(s)	$1,031,826	n/a	n/a
	0	18,000(r)		$27.07(e)	3/07/2017				
Total	0	43,000							

(a) Represents options granted on May 23, 2005, of which 42,500 options vested on March 2, 2008.

(b) Represents options granted on February 28, 2006, of which 46,100 options vested on February 28, 2008 and 46,100 options will vest on February 28, 2009.

(c) Represents options granted on March 7, 2007, of which 25,034 options vested on March 7, 2008, and 25,033 options will vest on each of March 7, 2009 and March 7, 2010.

(d) Represents closing stock price on the date of hire.

(e) Represents closing stock price on the date of grant.

(f) Represents (i) restricted shares granted on May 23, 2005, of which 14,167 shares vested on March 2, 2008; (ii) restricted shares granted on February 28, 2006, of which 15,366 shares vested on February 28, 2008 and 15,367 shares will vest on February 28, 2009; (iii) restricted shares granted on March 7, 2007, of which 25,034 shares vested on March 7, 2008 and 25,033 shares will vest on each of March 7, 2009 and March 7, 2010; (iv) restricted stock units granted on May 23, 2005 under a supplemental award agreement, of which 6,060 shares will vest on April 14, 2008 and 6,061 will vest on September 28, 2011; (v) restricted stock units granted on February 28, 2006 under a supplemental award agreement, of which 5,345 shares will vest on each of April 14, 2008 and September 28, 2011; and (vi) restricted stock units granted on March 7, 2007 under a supplemental award agreement, of which 5,392 shares will vest on each of April 14, 2008 and September 28, 2011.

(g) Represents options granted on May 23, 2005, of which 13,600 options vested on March 2, 2008.

(h) Represents options granted on February 28, 2006, of which 12,200 options vested on February 28, 2008 and 12,200 options will vest on February 28, 2009.

(i) Represents options granted on March 7, 2007, of which 5,367 options vested on March 7, 2008; 5,366 options will vest on March 7, 2009 and 5,367 options will vest on March 7, 2010.

(j) Represents (i) restricted shares granted on May 23, 2005, of which 4,533 shares vested March 2, 2008; (ii) restricted shares granted on February 28, 2006, of which 4,066 vested on February 28, 2008 and 4,067 will vest on February 28, 2009; (iii) restricted shares granted on March 7, 2007, of which 5,367 shares vested on March 7, 2008; 5,366 shares will vest on March 7, 2009 and 5,367 shares will vest on March 7, 2010; (iv) restricted shares granted on August 11, 2005 under a supplemental award agreement, of which 1,497 shares will vest on August 11, 2015; (v) restricted shares granted on February 28, 2006 under a supplemental award agreement, of which 1,553 shares will vest on February 28, 2016; and (vi) restricted shares granted on March 7, 2007 under a supplemental award agreement, of which 1,366 shares will vest on March 7, 2017.

(k) Represents options granted on February 28, 2006, of which 14,600 options vested on February 28, 2008 and 14,600 options will vest on February 28, 2009.

(l) Represents options granted on March 7, 2007, of which 8,934 options vested on March 7, 2008 and 8,933 options will vest on each of March 7, 2008 and March 7, 2009.

(m) Represents (i) restricted shares granted on February 28, 2006, of which 4,866 shares vested on February 28, 2008; and 4,867 shares will vest on February 28, 2009; (ii) restricted shares granted on March 7, 2007, of which 8,934 shares vested on March 7, 2008 and 8,933 shares will vest on each of March 7, 2009 and March 7, 2010; (iii) restricted shares granted on August 11, 2005 under a supplemental award agreement, of which 1,120 shares will vest on August 11, 2015; (iv) restricted shares granted on February 28, 2006 under a supplemental award agreement, of which 1,939 shares will vest on February 28, 2016; and (v) restricted shares granted on March 7, 2007 under a supplemental award agreement of which 2,347 shares will vest on March 7, 2017.

(n) Represents options granted on February 28, 2006, of which 15,900 options vested on February 28, 2008 and 15,900 will vest on February 28, 2009.

(o) Represents options granted on March 7, 2007, of which 6,800 options vested on March 7, 2008 and 6,800 options will vest on each of March 7, 2009 and March 7, 2010.

(p) Represents (i) restricted shares granted on February 28, 2006, of which 5,300 shares vested on February 28, 2008 and 5,300 shares will vest on February 28, 2009; (ii) restricted shares granted on March 7, 2007, of which 6,800 shares vested on March 7, 2008 and 6,800 shares will vest on each of March 7, 2009 and March 7, 2010; (iii) restricted shares granted on August 11, 2005 under a supplemental award agreement, of which 776 shares will vest on November 2, 2008 and 777 shares will vest on November 2, 2011; (iv) restricted shares granted on February 28, 2006 under a supplemental award agreement, of which 1,680 shares will vest on November 2, 2008 and 1,681 shares will vest on November 2, 2011; and (v) restricted shares granted on March 7, 2007 under a supplemental award agreement, of which 1,278 shares will vest on November 2, 2008 and 1,279 shares will vest on November 2, 2011.

(q) Represents options granted on May 23, 2005, of which 25,000 options will vest on April 11, 2008.

(r) Represents options granted on March 7, 2007, of which 6,000 options vested on March 7, 2008 and 6,000 will vest on each of March 7, 2009 and March 7, 2010.

(s) Represents (i) restricted shares granted on May 23, 2005, of which 8,333 shares will vest on April 11, 2008; (ii) restricted shares granted on March 7, 2007, of which 6,000 vested on March 7, 2008 and 6,000 shares will vest on each of March 7, 2009 and March 7, 2010; (iii) restricted shares granted on February 28, 2006 under a supplemental award agreement, of which 809 will vest on September 18, 2014 and 810 will vest on February 28, 2016; and (iv) restricted shares granted March 7, 2007 under a supplemental award agreement, of which 978 will vest on each of September 18, 2014 and March 7, 2017.

Option Exercises and Stock Vested Table

The following table discloses option exercises for the Named Executive Officers in Fiscal 2007 and vesting of restricted shares and/or restricted stock units for Named Executive Officers in Fiscal 2007. No Named Executive Officer exercised options in Fiscal 2006.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise (a) ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting (b) ($)
Joseph R. Gromek	n/a	n/a	29,533	$764,886
Lawrence R. Rutkowski	n/a	n/a	21,100	$549,047
Helen McCluskey	100,000	1,864,330	16,534	$593,806
Frank Tworecke	n/a	n/a	16,967	$457,878
Dwight Meyer	50,000	852,300	8,333	$228,908

(a) The value realized is equal to the number of shares exercised multiplied by the difference between the stock price on the date of the open market sale and the option exercise price.

(b) The value realized is equal to the number of shares which vest multiplied by the stock price at the close of business on the date of vesting.

Pension Benefits Table

We have a defined benefit pension plan covering certain full-time non-union domestic employees and certain domestic employees covered by a collective bargaining agreement, which plan was frozen effective December 31, 2002. None of the Named Executive Officers participate in our frozen defined benefit pension plan.

Pursuant to a letter agreement with Mr. Tworecke, if Mr. Tworecke remains employed with us until April 2009, we will, subject to certain terms and conditions, provide him with a non-qualified pension benefit of $75,000 per year, payable following the termination of his employment with us for any reason other than for Cause (as defined in the Tworecke Agreement) for 15 years or, if earlier, until Mr. Tworecke's death, provided that the payments due to Mr. Tworecke will be reduced by the value of any Tworecke Supplemental Awards (as defined in the Tworecke Agreement) that have vested as of the date of his termination.

The following table discloses pension benefits and years of credited services under Mr. Tworecke's Employment Agreement.

Name (a)	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Frank Tworecke	Contractual arrangement	3 years, 8 months	$92,774	$0

(a) No disclosure has been made with respect to any of our other Named Executive Officers because none of them is entitled to pension benefits.

Nonqualified Deferred Compensation Table

The following table discloses benefits to Named Executive Officers under our nonqualified deferred compensation arrangements which include the Notional Account portion of certain supplemental awards described below under "Employment Agreements" and the Deferred Compensation Plan.

Name	Executive Contributions in Last FY (a) ($)	Registrant Contributions in Last FY (b) ($)	Aggregate Earnings in Last FY (c) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE (d) ($)
Joseph R. Gromek	$334,433	$291,910	$ 9,321	$0	$1,529,406
Lawrence R. Rutkowski...	$ 0	$ 36,970	$ 2,909	$0	$ 113,326
Helen McCluskey	$ 68,646	$ 63,542	$13,358	$0	$ 335,915
Frank Tworecke..........	$ 0	$ 69,210	$32,025	$0	$ 227,488
Dwight Meyer	$ 0	$ 52,950	$ 2,877	$0	$ 95,224

(a) Represents voluntary contribution by the Named Executive Officer of Base Salary and/or Incentive Compensation to the Deferred Compensation Plan. These amounts are also included in the "Salary", "Bonus" and "Non-Equity Incentive Plan Compensation" columns of the "Summary Compensation Table".

(b) Represents Warnaco contributions to the Notional Account as set forth in the contractual supplemental award agreements. These amounts are also included in the "All Other Compensation" column of the "Summary Compensation Table".

(c) Represents aggregate investment gains and losses on deferred compensation and Notional Account balances based on investment options chosen by each Named Executive Officer.

(d) The aggregate balance for each of Messrs. Gromek, Rutkowski, Tworecke and Meyer and Ms. McCluskey includes the following amounts (consisting of contributions by Warnaco to each of their respective Notional Accounts) which were also reported in the "All Other Compensation" column of the "Summary Compensation Table" in our Fiscal 2006 and Fiscal 2007 proxy statements: (i) Mr. Gromek — $540,035; (ii) Mr. Rutkowski — $73,010; (iii) Mr. Tworecke — $147,210; (iv) Ms. McCluskey — $108,542; and (v) Mr. Meyer — $52,950.

EMPLOYMENT AGREEMENTS

The summaries below disclose the terms and conditions of our employment contracts with our Named Executive Officers. Our other Executive Officers and certain other key personnel have employment contracts that contain provisions similar to those of the Named Executive Officers described below (other than Mr. Gromek).

Disclosure regarding amounts to be paid to Named Executive Officers in the event of termination or a change in control under these contracts is provided below under "Potential Payments Upon Termination or Change in Control".

Joseph R. Gromek. Mr. Gromek is party to an amended and restated employment agreement with Warnaco dated December 19, 2007 (the "Gromek Agreement"), which amended and restated his December 22, 2004 employment agreement. The Gromek Agreement has an initial term of three years and two months, continuing until March 1, 2011, with automatic one-year renewals thereafter unless notice of termination is given at least 180 days prior to the date on which the term would otherwise expire. Under the Gromek Agreement, Mr. Gromek is entitled to an annual base salary of $1 million (which may be reviewed annually by the Board of Directors for increase), with a target bonus opportunity for 2007 equal to 125% of his base salary (with a potential maximum award of 200% of target). Mr. Gromek is also generally entitled to employee benefits and perquisites that are no less favorable than those provided to other similarly-situated executives. For each fiscal year during the term, Mr. Gromek continues to have an annual target equity opportunity with a target value on the grant date equal to no less than 100% of his total cash compensation (base salary and target bonus opportunity) and is awarded annually a supplemental award equal to 30% of his prior year's total cash compensation (base salary and earned annual bonus) (the "Gromek Supplemental Award"). The Gromek Supplemental Award is granted in the form of restricted stock units ("Career Units"); provided, that Mr. Gromek may elect to receive up to 50% of the value of the Gromek Supplemental Award in the form of a credit to a bookkeeping account on Warnaco's books ("Notional Account"). Amounts credited to Mr. Gromek's Notional Account are credited (or debited) with the deemed positive (or negative) return based on the investment alternatives under Warnaco's 401(k) plan selected by Mr. Gromek in advance to apply to such account. Any Gromek Supplemental Award granted prior to April 14, 2008 will vest 50% on April 14, 2008 and 50% on Mr. Gromek's 65th birthday, while any Gromek Supplemental Award granted on or after April 14, 2008 will vest entirely on Mr. Gromek's 65th birthday. The Career Units will also vest upon a Change in Control of the Company (as defined in the Gromek Agreement) (provided such event satisfies the definition of a change in control event under Section 409A of the Code) if restricted stock granted under Warnaco's Stock Incentive Plan also vests upon such event and any balance in the Notional Account will vest and be paid out upon such Change in Control. In all cases, the vested portion of the Gromek Supplemental Award is generally payable in January of the year following the year in which Mr. Gromek's employment terminates, subject to a six-month delay if so required to comply with Section 409A of the Code.

If Mr. Gromek's employment terminates due to his death or disability, he (or his legal representatives or estate, as the case may be) will be entitled to (i) a pro-rata bonus for the year of termination based on Warnaco's performance for such year, (ii) a pro-rata Gromek Supplemental Award for the year of termination, in each case payable within 60 days following Mr. Gromek's termination or death, and (iii) immediate vesting of all outstanding equity awards and any previously granted Gromek Supplemental Award, with any vested stock options remaining exercisable for the shorter of two years following the date of termination or death or the remainder of the option term. If Mr. Gromek's employment is terminated without Cause or by Mr. Gromek for Good Reason (each term as defined in the Gromek Agreement) or if we provide notice of non-renewal of the Gromek Agreement and terminate Mr. Gromek's employment at the end of the term in circumstances that would constitute a termination without Cause, in all cases not in connection with a Change in Control (as defined in the Gromek Agreement), Mr. Gromek will be entitled to (i) payment of 1.5 times base salary and target bonus opportunity, payable within 60 days of the termination date, (ii) a pro-rata bonus for the year of termination based on Warnaco's performance for such year, (iii) immediate vesting of 50% of any unvested restricted stock award, (iv) two years (or the remainder of the option's term, if shorter) to exercise vested options, (v) immediate vesting of 50% of any previously granted Career Units which would have vested on the next scheduled vesting date if Mr. Gromek had remained employed through such date; (vi) immediate vesting of 25% of any balance in the Notional Account if termination is prior to April 14, 2008 and, if termination is after such date but prior to Mr. Gromek's 65th birthday, immediate vesting of a pro-rata portion of the unvested balance in the Notional Account based on employment during the period from April 14, 2008 through Mr. Gromek's 65th birthday and (vii) continued participation in welfare benefit plans until the earlier of 18 months from the date of his termination and the date he obtains equivalent coverage from subsequent employment.

If Mr. Gromek's employment is terminated by us without Cause or by Mr. Gromek for Good Reason upon or within one year following a Change in Control, his employment is terminated by us without Cause within 90 days prior to a Change in Control (and such termination is in connection with, or in anticipation of, such Change in Control) or if we provide notice of non-renewal of the Gromek Agreement and terminate Mr. Gromek's employment at the end of the term in circumstances that would constitute a termination without Cause and the term expires within the one year period following a Change in Control, Mr. Gromek will be entitled to (i) three times the sum of base salary plus target bonus, payable within

60 days of the termination date, (ii) a pro-rata bonus for the year of termination based on our performance for such year, (iii) an amount equal to 90% of the total cash compensation used to determine the value of the Gromek Supplemental Award granted immediately prior to the date of termination, payable within 60 days of the termination date, (iv) immediate vesting of all outstanding equity awards (other than Career Units) and any previously granted Gromek Supplemental Award, with vested stock options remaining exercisable for the remainder of their original terms and (v) continued participation in welfare benefit plans until the earlier of 36 months from the date of his termination and the date he obtains equivalent coverage from subsequent employment.

If Mr. Gromek's employment terminates upon Retirement (as defined in the Gromek Agreement), Mr. Gromek will be entitled to (i) continued vesting of any stock options granted on or after December 19, 2007 as if he had remained an employee, with any such stock options which are exercisable as of his retirement date remaining exercisable until the first anniversary of such date (or the expiration of the option's term, if shorter) and any such stock options vesting after his retirement date remaining exercisable until the first anniversary of such vesting date (or the expiration of the option's term, if shorter) and (ii) if on his retirement less than a majority of the members of the Board of Directors are members who were members on December 19, 2007, the balance in the Notional Account shall immediately vest upon the retirement date and be paid out in January of the following year (in accordance with Section 409A of the Code) and any restricted stock or any Supplemental Award in the form of restricted stock units granted to Mr. Gromek after December 19, 2007 will immediately vest as of the retirement date, provided that Mr. Gromek will be restricted from selling such shares (other than to pay taxes associated therewith) until the date the stock or units would have normally vested.

If Mr. Gromek's employment is terminated by us for Cause or if he voluntarily resigns (other than upon Retirement or for Good Reason), he will be entitled to any vested Gromek Supplemental Award, payable as described above, and Mr. Gromek will forfeit any unvested restricted stock, stock options, restricted stock units and other equity awards as well as any account balance in the Notional Account that remains unvested.

Under the Gromek Agreement, Mr. Gromek is bound by a perpetual confidentiality covenant and is prohibited from competing with us both during employment and for 12 months following termination of employment (24 months in the case of Retirement). Additionally, for 18 months following termination of employment (24 months in the case of Retirement) he is prohibited from soliciting or hiring employees of Warnaco and our affiliates and from soliciting our customers.

If any payments, benefits or entitlements provided to Mr. Gromek under the Gromek Agreement or otherwise are subject to federal excise tax as excess parachute payments and Mr. Gromek would be in a better position on an after-tax basis, such payments, benefits or entitlements will be reduced such that no federal excise tax will apply.

Lawrence R. Rutkowski. Mr. Rutkowski is party to an employment agreement with Warnaco dated September 11, 2003, which was amended effective August 11, 2005 (as amended, the "Rutkowski Agreement"). The Rutkowski Agreement has an initial two-year term commencing September 15, 2003, with automatic one-year renewals thereafter unless notice of termination is given at least 120 days prior to the date on which the term would otherwise expire. Under the Rutkowski Agreement, Mr. Rutkowski receives a base salary of $550,000 (which may be reviewed annually for increase by the Compensation Committee in consultation with Mr. Gromek) and employee benefits and perquisites consistent with those provided to our other senior executives. In addition, the Rutkowski Agreement provides for a target bonus opportunity equal to 70% of Mr. Rutkowski's base salary (pro-rated for fiscal 2003). The Rutkowski Agreement also provided for a grant of 50,000 shares of restricted stock (the "Initial Rutkowski RS Grant") and an option to purchase 200,000 shares of our Common Stock (the "Initial Rutkowski Option"), each of which was made under the 2003 Stock Incentive Plan and subject to the terms and conditions set forth in the agreements evidencing the awards. Each of these equity awards is fully vested as of the date of this Proxy Statement. Beginning with fiscal 2005, Mr. Rutkowski receives an annual supplemental award equal to a percentage of his prior year's total cash compensation (base salary and earned annual bonus) ("Rutkowski Supplemental Award") based on his age, ranging from 6% at under age 40 to 13% at age 60 or older. The Rutkowski Supplemental Award is granted 50% in restricted stock

("Career Shares") and 50% in the form of a credit to Mr. Rutkowski's Notional Account. Amounts credited to the Notional Account will be credited (or debited) with the deemed positive (or negative) return based on the investment alternatives approved by us for this purpose under our 401(k) plan and selected in advance by Mr. Rutkowski to apply to such account. The Career Shares vest 50% on the earlier of Mr. Rutkowski's 62nd birthday or upon 15 years of vesting service and 100% on the earliest of Mr. Rutkowski's 65th birthday, 20 years of vesting service or the 10th anniversary of the grant date. Mr. Rutkowski's Notional Account vests 50% on the earlier of Mr. Rutkowski's 62nd birthday or five years of vesting service and 100% on the earlier of Mr. Rutkowski's 65th birthday or 10 years of vesting service. "Vesting service" is any service as an executive officer of Warnaco on or following February 4, 2003.

If Mr. Rutkowski's employment is terminated because of his death or disability, Mr. Rutkowski (or his estate or legal representative) is entitled to (i) a pro-rata target bonus for the fiscal year during which his employment terminates based on our performance for such year, (ii) immediate vesting of 50% of any unvested Rutkowski Supplemental Award and (iii) the Initial Rutkowski Option (all of which is vested as of the date of this Proxy Statement) will remain exercisable for 12 months following the date of termination. If Mr. Rutkowski's employment is terminated by us without Cause or by Mr. Rutkowski for Good Reason (each term as defined in the Rutkowski Agreement), Mr. Rutkowski is entitled to (i) salary continuation and participation in our medical and dental plans for the remainder of the term of the agreement (but not less than 12 months) and (ii) a pro-rata bonus for the fiscal year during which he is terminated based on our performance for such year. In addition, the Initial Rutkowski Option will remain exercisable for two years following the date of his termination, and any unvested portion of a Rutkowski Supplemental Award will be forfeited. If Mr. Rutkowski is terminated because we choose not to renew the Rutkowski Agreement's term, Mr. Rutkowski is entitled to salary continuation and participation in medical and dental plans for six months, the Initial Rutkowski Option will remain exercisable for nine months following the date of termination and any unvested portion of a Rutkowski Supplemental Award will be forfeited.

If Mr. Rutkowski's employment is terminated by us without Cause or for Good Reason upon or within one year following a Change in Control (as defined in the Rutkowski Agreement), Mr. Rutkowski will be entitled to: (i) payment in a lump sum of an amount equal to two times base salary plus target bonus, (ii) a pro-rata target bonus for the year of termination, (iii) immediate vesting of all outstanding equity awards and any previously granted Rutkowski Supplemental Award, with the Initial Rutkowski Option remaining exercisable for six months following termination and any stock options granted on or following August 11, 2005 remaining exercisable for 24 months or the option term, whichever is shorter, and (iv) continued participation in medical and dental plans until the earlier of 24 months from the date of termination and the date Mr. Rutkowski obtains equivalent coverage from subsequent employment.

If Mr. Rutkowski's employment is terminated by us for Cause or if he voluntarily resigns, he will forfeit any unvested portion of the Rutkowski Supplemental Award.

In order to receive severance benefits, Mr. Rutkowski will be required to execute a release of claims against us and our affiliates. Under the terms of the Rutkowski Agreement, Mr. Rutkowski is bound by a perpetual confidentiality covenant, a 12-month post-termination non-competition covenant and an 18-month post-termination non-solicitation covenant (with respect to both our customers and our employees).

If any payments, benefits or entitlements provided to Mr. Rutkowski under the Rutkowski Agreement or otherwise are subject to federal excise tax as excess parachute payments and Mr. Rutkowski would be in a better position on an after-tax basis, such payments, benefits or entitlements will be reduced such that no federal excise tax will apply.

Helen McCluskey. Ms. McCluskey is party to an employment agreement with Warnaco dated June 15, 2004, which was amended effective August 11, 2005 (as amended, the "McCluskey Agreement"). The McCluskey Agreement has an initial three-year term effective from July 15, 2004, with automatic one-year renewals thereafter unless notice of termination is given at least 120 days prior to the date on which the term would otherwise expire. Under the McCluskey Agreement, Ms. McCluskey is entitled to a base salary of $650,000 (which may be reviewed annually for increase by the Compensation Committee in consultation with Mr. Gromek) and employee benefits and perquisites consistent with those provided to our other senior executives. The McCluskey Agreement provides for a target bonus opportunity equal to 70% of her base salary, which for fiscal year 2004 and fiscal 2005 was in no event to be less than $250,000. The McCluskey Agreement also provided for a grant of 35,000 shares of restricted stock (the "Initial McCluskey RS Grant") and an option to purchase 210,000 shares of our Common Stock (the "Initial McCluskey Option"), each of which was made under the 2003 Stock Incentive Plan and subject to the terms and conditions set forth in the agreements evidencing the awards. Each of these equity awards is fully vested as of the date of this Proxy Statement. Beginning with fiscal 2005, Ms. McCluskey receives an annual supplemental award (the terms of which are substantially similar to the Supplemental Award granted to Mr. Rutkowski) (the "McCluskey Supplemental Award"). The McCluskey Supplemental Award is granted 50% in Career Shares and 50% in a Notional Account (on terms and conditions substantially similar to those described for Mr. Rutkowski).

If Ms. McCluskey's employment is terminated because of her death or disability, Ms. McCluskey (or her estate or legal representative) is entitled to (i) a pro-rata target bonus for the fiscal year during which her employment terminates based on our performance for such year, (ii) immediate vesting of 50% of any unvested McCluskey Supplemental Award and (iii) the Initial McCluskey Option (all of which is vested as of the date of this Proxy Statement) will remain exercisable for 12 months following the date of termination. If Ms. McCluskey's employment is terminated by us without Cause or by Ms. McCluskey for Good Reason (as defined in the McCluskey Agreement), Ms. McCluskey is entitled to (i) salary continuation and participation in our medical and dental plans for the remainder of the term of the agreement (but not less than 12 months) and (ii) a pro-rata bonus for the fiscal year during which she is terminated based on our performance for such year. In addition, the Initial McCluskey Option will remain exercisable for two years following the date of her termination, and any unvested portion of a McCluskey Supplemental Award will be forfeited. If Ms. McCluskey is terminated because we choose not to renew the McCluskey Agreement's term, Ms. McCluskey is entitled to salary continuation and participation in medical and dental plans for 12 months, the Initial McCluskey Option will remain exercisable for nine months following the date of termination and any unvested portion of a McCluskey Supplemental Award will be forfeited.

If Ms. McCluskey's employment is terminated without Cause or for Good Reason upon or within one year following a Change in Control, Ms. McCluskey is entitled to: (i) payment in a lump sum of an amount equal to two times base salary plus target bonus, (ii) a pro-rata target bonus for the year of termination, (iii) immediate vesting of all outstanding equity awards and any previously granted McCluskey Supplemental Award, with the Initial McCluskey Option remaining exercisable for six months following the date of termination and any stock options granted on or following August 11, 2005 remaining exercisable for 24 months or the option term, whichever is shorter, and (iv) continued participation in medical and dental plans until the earlier of 24 months from the date of termination and the date Ms. McCluskey obtains equivalent coverage from subsequent employment.

If Ms. McCluskey's employment is terminated by us for Cause or if she voluntarily resigns, she will forfeit any unvested portion of a McCluskey Supplemental Award.

In order to receive severance benefits, Ms. McCluskey will be required to execute a release of claims against us and our affiliates. Under the terms of the McCluskey Agreement, Ms. McCluskey is bound by a perpetual confidentiality covenant, a 12-month post-termination non-competition covenant and an 18-month post-termination non-solicitation covenant (with respect to both our customers and our employees).

If any payments, benefits or entitlements provided to Ms. McCluskey under the McCluskey Agreement or otherwise are subject to federal excise tax as excess parachute payments and Ms. McCluskey would be in a better position on an after-tax basis, such payments, benefits or entitlements will be reduced such that no federal excise tax will apply.

Frank Tworecke. Mr. Tworecke is party to an employment agreement with Warnaco dated April 21, 2004, which was amended effective August 11, 2005 (as amended, the "Tworecke Agreement"). The Tworecke Agreement has an initial three-year term effective from May 7, 2004, with automatic one-year renewals thereafter unless notice of termination is given at least 120 days prior to the date on which the term would otherwise expire. Under the Tworecke Agreement, Mr. Tworecke is entitled to a base salary of $700,000 (which may be reviewed annually for increase by the Compensation Committee in consultation with Mr. Gromek), employee benefits and perquisites consistent with those provided to our other senior executives, a Warnaco-provided apartment in New York and reimbursement for weekly travel between New York and Baltimore. The Tworecke Agreement provides for a target bonus opportunity equal to 70% of his base salary, which for fiscal year 2004 was in no event to be less than $250,000. The Tworecke Agreement also provided for a grant of 35,000 shares of restricted stock (the "Initial Tworecke RS Grant") and an option to purchase 210,000 shares of our Common Stock (the "Initial Tworecke Option"), each of which was made under the 2003 Stock Incentive Plan and subject to the terms and conditions set forth in the agreements evidencing the awards. Each of these equity awards is fully vested as of the date of this Proxy Statement. In April 2004, we also entered into a letter agreement with Mr. Tworecke, which was subsequently incorporated into the 2005 amendment to his employment agreement, which provides that if Mr. Tworecke remains employed by us until May 7, 2009, we will provide him with a non-qualified pension benefit of $75,000 per year, payable following the termination of his employment with us for any reason other than for Cause (as defined in the Tworecke Agreement) for 15 years or, if earlier, until Mr. Tworecke's death, provided that if we establish a non-qualified pension plan for our senior executives generally, Mr. Tworecke will be entitled to the greater of the benefit provided for under the letter agreement or under our plan, and provided, further, that the payments due to Mr. Tworecke will be reduced by the value of any Tworecke Supplemental Awards (as defined below) that have vested as of the date of his termination. Beginning with fiscal 2005, Mr. Tworecke receives an annual supplemental award (the terms of which are substantially similar to the Supplemental Award granted to Mr. Rutkowski) (the "Tworecke Supplemental Award"). The Tworecke Supplemental Award is granted 50% in Career Shares and 50% in a Notional Account (on terms and conditions substantially similar to those described for Mr. Rutkowski).

If Mr. Tworecke's employment is terminated because of his death or disability, Mr. Tworecke (or his estate or legal representative) is entitled to (i) a pro-rata target bonus for the fiscal year during which his employment terminates, (ii) immediate vesting of 50% of any unvested Tworecke Supplemental Award and (iii) the Initial Tworecke Option (all of which is vested as of the date of this Proxy Statement) will remain exercisable for 12 months following the date of termination. If Mr. Tworecke's employment is terminated by us without Cause or by Mr. Tworecke for Good Reason (as defined in the Tworecke Agreement), Mr. Tworecke is entitled to (i) salary continuation and participation in our medical and dental plans for the remainder of the term of the agreement (but not less than 12 months) and (ii) a pro-rata bonus for the fiscal year during which he is terminated based on our performance for such year. In addition, the Initial Tworecke Option will remain exercisable for two years following the date of his termination and any unvested portion of a Tworecke Supplemental Award will be forfeited. If Mr. Tworecke is terminated because we choose not to renew the Tworecke Agreement's term, Mr. Tworecke is entitled to salary continuation and participation in medical and dental plans for 12 months, the Initial Tworecke Option will remain exercisable for nine months following the date of termination and any unvested portion of a Tworecke Supplemental Award will be forfeited.

If Mr. Tworecke's employment is terminated without Cause or for Good Reason upon or within one year following a Change in Control (each term as defined in the Tworecke Agreement), Mr. Tworecke is entitled to: (i) payment in a lump sum of an amount equal to two times base salary plus target bonus, (ii) a pro-rata target bonus for the year of termination, (iii) immediate vesting of any previously granted Tworecke Supplemental Award, with the Initial Tworecke Option remaining exercisable for six months following the date of termination and any stock options granted on or following August 11, 2005 remaining exercisable for 24 months or the option term, whichever is shorter, and (iv) continued participation in medical and dental plans until the earlier of 24 months from the date of termination and the date Mr. Tworecke obtains equivalent coverage from subsequent employment.

If Mr. Tworecke's employment is terminated by us for Cause or if he voluntarily resigns, he will forfeit any unvested portion of a Tworecke Supplemental Award.

In order to receive severance benefits, Mr. Tworecke will be required to execute a release of claims against us and our affiliates. Under the terms of the Tworecke Agreement, Mr. Tworecke is bound by a perpetual confidentiality covenant, a 12-month post-termination non-competition covenant and an 18-month post-termination non-solicitation covenant (with respect to both our customers and our employees).

If any payments, benefits or entitlements provided to Mr. Tworecke under the Tworecke Agreement or otherwise are subject to federal excise tax as excess parachute payments and Mr. Tworecke would be in a better position on an after-tax basis, such payments, benefits or entitlements will be reduced such that no federal excise tax will apply.

Dwight Meyer. Mr. Meyer is party to an employment agreement with Warnaco dated April 6, 2005, which was amended effective August 11, 2005 (as amended, the "Meyer Agreement"). The Meyer Agreement has an initial three-year term effective from April 20, 2005, with automatic one-year renewals thereafter unless notice of termination is given at least 120 days prior to the date on which the term would otherwise expire. Under the Meyer Agreement, Mr. Meyer is entitled to a base salary of $600,000 (which may be reviewed annually for increase by the Compensation Committee in consultation with Mr. Gromek) and employee benefits and perquisites consistent with those provided to our other senior executives. The Meyer Agreement provides for a target bonus opportunity equal to 70% of his base salary, which for fiscal year 2005 was in no event to be less than $250,000. The Meyer Agreement also provided for a grant of 25,000 shares of restricted stock (the "Initial Meyer RS Grant") and an option to purchase 75,000 shares of our Common Stock (the "Initial Meyer Option"), each of which was made under the 2005 Stock Incentive Plan and subject to the terms and conditions set forth in the agreements evidencing the awards. Each of these initial equity awards vested with respect to one-third of the shares covered thereby on April 6, 2006 and April 6, 2007 and an additional one-third will vest on April 6, 2008, provided that Mr. Meyer is employed by us on such date. Beginning with fiscal 2005, Mr. Meyer receives an annual supplemental award (the terms of which are substantially similar to the Supplemental Award granted to Mr. Rutkowski) (the "Meyer Supplemental Award"). The Meyer Supplemental Award is granted 50% in Career Shares and 50% in a Notional Account (on terms and conditions substantially similar to those described for Mr. Rutkowski).

If Mr. Meyer's employment is terminated because of his death or disability, Mr. Meyer (or his estate or legal representative) is entitled to (i) a pro-rata target bonus for the fiscal year during which his employment terminates based on our performance for such year, (ii) immediate vesting of 50% of the remaining shares subject to the Initial Meyer RS Grant, (iii) immediate vesting of 50% of any unvested Meyer Supplemental Award and (iv) full vesting of the Initial Meyer Option, which will remain exercisable for 12 months following the date of termination. If Mr. Meyer's employment is terminated by us without Cause or by Mr. Meyer for Good Reason (as defined in the Meyer Agreement), Mr. Meyer is entitled to (i) salary continuation and participation in our medical and dental plans for the remainder of the term of the agreement (but not less than 12 months), (ii) a pro-rata bonus for the fiscal year during which he is terminated based on our performance for such year and (iii) immediate vesting of that portion of the Initial Meyer RS Grant that would have vested if he had remained employed on the vesting date immediately following the date of his termination. In addition, that portion of the Initial Meyer Option that is vested on the date of his termination will remain exercisable for two years following the date of his termination and any unvested portion of a Meyer Supplemental Award will be forfeited. If Mr. Meyer is terminated because we choose not to renew the Meyer Agreement's term, Mr. Meyer is entitled to salary continuation and participation in medical and dental plans for 12 months, the vested portion of the Initial Meyer Option will remain exercisable for nine months following the date of termination and any unvested portion of a Meyer Supplemental Award will be forfeited.

If Mr. Meyer's employment is terminated without Cause or for Good Reason upon or within one year following a Change in Control (each term as defined in the Meyer Agreement), Mr. Meyer is entitled to: (i) payment in a lump sum of an amount equal to two times base salary plus target bonus, (ii) a pro-rata target bonus for the year of termination, (iii) immediate vesting of the Initial Meyer RS Grant, the Initial Meyer Option (with the option remaining exercisable for six months following termination), all other outstanding equity awards and any previously granted Meyer Supplemental Award, with any stock options granted on or following August 11, 2005 remaining exercisable for 24 months or the option term, whichever is shorter, and (iv) continued participation in medical and dental plans until the earlier of 24 months from the date of termination and the date Mr. Meyer obtains equivalent coverage from subsequent employment.

If Mr. Meyer's employment is terminated by us for Cause or if he voluntarily resigns, he will forfeit any remaining shares subject to the Initial Meyer RS Grant, the unvested portion of the Initial Meyer Option and any unvested portion of a Meyer Supplemental Award.

In order to receive severance benefits, Mr. Meyer will be required to execute a release of claims against us and our affiliates. Under the terms of the Meyer Agreement, Mr. Meyer is bound by a perpetual confidentiality covenant, a 12-month post-termination non-competition covenant and an 18-month post-termination non-solicitation covenant (with respect to both our customers and our employees).

If any payments, benefits or entitlements provided to Mr. Meyer under the Meyer Agreement or otherwise are subject to federal excise tax as excess parachute payments and Mr. Meyer would be in a better position on an after-tax basis, such payments, benefits or entitlements will be reduced such that no federal excise tax will apply.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

We provide for certain payments upon termination (which are enhanced if such termination is in connection with a change in control) for our Named Executive Officers as described in detail in the summary of employment agreements above under "Employment Agreements". These termination payments are designed to be competitive and to retain executives and provide business continuity in the event of a threatened or actual change in control. Except for the vesting of Mr. Gromek's Supplemental Awards upon certain events which constitute a Change in Control under the Gromek Agreement, the Named Executive Officers are not entitled to any payments under the terms of their employment agreements solely as a result of a change in control. Other than the potential termination payments (which include enhanced severance if terminated following a change in control) and certain change in control payments relating to Mr. Gromek's Supplemental Awards, we do not have any additional provisions for potential payments to Named Executive Officers under any other contract, agreement, plan or arrangement whether written or unwritten and without regard to any monetary threshold, in connection with a termination, change in control or change in responsibilities of the Named Executive Officer.

Potential Payments Upon Termination or Change in Control Tables

The table below illustrates potential termination and change in control payments to each of our Named Executive Officers under the terms of their respective employment agreements as described above, assuming a December 29, 2007 termination date and, where applicable, using the December 28, 2007 closing price of our Common Stock of $34.50. We note that (i) amounts realized upon exercise of options vested prior to termination or change in control are not included in amounts listed under "Accelerated Vesting of Equity" and (ii) Named Executive Officers participate in our qualified defined contribution plan and receive certain pension benefits as described above in the Pension Benefit Table, but do not receive additional retirement benefits upon termination or change in control as noted under "Retirement Benefits".

Named Executive Officer Benefits and Payments Upon Termination	Death & Disability	Without Cause or for Good Reason	Non-Renewal Without Cause	Termination without Cause or For Good Reason in connection with Change in Control	Change in Control
Joseph R. Gromek					
Cash Severance	$ 2,000,000	$5,375,000	$5,375,000	$ 8,750,000	$ 0
Accelerated Vesting of Equity	$ 7,436,434	$2,359,757	$2,359,757	$ 7,436,434	$ 0
Retirement Benefits	$ 0	$ 0	$ 0	$ 0	$ 0
Unvested Deferred Compensation	$ 1,418,405	$ 208,646	$ 208,646	$ 2,586,045	$834,585
Other Benefits	$ 0	$ 13,905	$ 13,905	$ 27,810	$ 0
Total	$10,854,839	$7,957,308	$7,957,308	$18,800,289	$834,585

Named Executive Officer Benefits and Payments Upon Termination	Death & Disability	Without Cause or for Good Reason	Non-Renewal Without Cause	Termination without Cause or for Good Reason after Change in Control
Lawrence R. Rutkowski				
Cash Severance	$ 838,800	$1,418,800	$290,000	$2,639,000
Accelerated Vesting of Equity	$ 572,390	$ 0	$ 0	$1,712,191
Retirement Benefits	$ 0	$ 0	$ 0	$ 0
Unvested Deferred Compensation	$ 56,663	$ 0	$ 0	$ 113,326
Other Benefits	$ 0	$ 36,510	$ 4,505	$ 18,020
Total	$1,467,853	$1,455,310	$294,505	$4,482,537

Named Executive Officer Benefits and Payments Upon Termination	Death & Disability	Without Cause or for Good Reason	Non-Renewal Without Cause	Termination without Cause or for Good Reason after Change in Control
Helen McCluskey				
Cash Severance	$1,100,000	$1,825,000	$725,000	$3,298,750
Accelerated Vesting of Equity	$ 723,448	$ 0	$ 0	$1,975,688
Retirement Benefits	$ 0	$ 0	$ 0	$ 0
Unvested Deferred Compensation	$ 72,837	$ 0	$ 0	$ 145,673
Other Benefits	$ 0	$ 6,236	$ 6,236	$ 12,472
Total	$1,896,285	$1,831,236	$731,236	$5,432,583

Named Executive Officer Benefits and Payments Upon Termination	Death & Disability	Without Cause or for Good Reason	Non-Renewal Without Cause	Termination without Cause or for Good Reason after Change in Control
Frank Tworecke				
Cash Severance	$1,076,228	$1,826,228	$750,000	$3,412,500
Accelerated Vesting of Equity	$ 663,625	$ 0	$ 0	$1,837,844
Retirement Benefits	$ 0	$ 0	$ 0	$ 0
Unvested Deferred Compensation	$ 113,744	$ 0	$ 0	$ 227,488
Other Benefits	$ 0	$ 13,905	$ 13,905	$ 18,540
Total	$1,853,597	$1,840,133	$763,905	$5,496,372

Named Executive Officer Benefits and Payments Upon Termination	Death & Disability	Without Cause or for Good Reason	Non-Renewal Without Cause	Termination without Cause or for Good Reason after Change in Control
Dwight Meyer				
Cash Severance	$ 884,000	$1,717,430	$650,000	$2,957,500
Accelerated Vesting of Equity	$ 832,663	$ 287,489	$ 0	$1,482,316
Retirement Benefits	$ 0	$ 0	$ 0	$ 0
Unvested Deferred Compensation	$ 47,612	$ 0	$ 0	$ 95,224
Other Benefits	$ 0	$ 11,886	$ 4,635	$ 18,540
Total	$1,764,275	$2,016,800	$654,635	$4,553,580

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Equity Compensation Plan Information

The following table provides information as of December 29, 2007 with respect to the Common Stock issuable under the 2003 Stock Incentive Plan and the 2005 Stock Incentive Plan, both of which have been approved by our stockholders. We currently have no other equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Further Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
	(A)	(B)	(C)
Equity compensation plans approved by stockholders	3,482,963(a)	$18.76(b)	504,300(c)
Equity compensation plans not approved by stockholders	n/a	n/a	n/a

(a) In addition to outstanding stock options, this number reflects 113,615 outstanding restricted stock units which may be settled in Common Stock.

(b) In calculating the weighted average exercise price in this column, the 113,615 restricted stock units referred to in note (a) have been excluded because they have no exercise price.

(c) A portion of the securities remaining available for issuance under our equity compensation plans may also be issued in the form of grants of restricted stock and/or restricted stock units.

Beneficial Ownership of Warnaco Common Stock

The following table sets forth certain information with respect to beneficial ownership of Common Stock as of March 20, 2008 (except as described below) by (1) each of our Directors, (2) each of the Named Executive Officers listed on the Summary Compensation Table above, (3) all of our Directors and Executive Officers as a group and (4) each person or entity known by us to beneficially own five percent or more of any class of our voting securities. The number of shares shown are those beneficially owned, as determined under the applicable rules of the SEC for the purposes of this Proxy Statement, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares of Common Stock as to which a person has sole or shared voting power or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement.

	Shares Beneficially Owned	
Name	Number of Shares	Percent of Shares
David A. Bell (a)	15,481	*
Robert A. Bowman (a)	10,272	*
Richard Karl Goeltz (a)(b)	14,781	*
Joseph R. Gromek (a) (c)	1,132,729	2.5%
Sheila A. Hopkins (a) (d)	11,338	*
Charles R. Perrin (a) (e)	53,327	*
Nancy A. Reardon (a) (f)	5,086	*
Donald L. Seeley (a)	7,785	*
Cheryl Nido Turpin (a) (g)	14,379	*
Lawrence R. Rutkowski (a) (h)	238,548	*
Helen McCluskey (a) (i)	213,549	*
Frank Tworecke (a) (j)	328,362	*
Dwight Meyer (a) (k)	60,923	*
All Directors and Executive Officers as a group (15 persons) (l)	2,450,892	5.2%
5% Stockholders		
Dimensional Fund Advisors LP (m)	2,612,324	5.8%

* Less than 1%

(a) The business address of each of the Directors and Executive Officers is c/o The Warnaco Group, Inc., 501 Seventh Avenue, New York, New York 10018.

(b) The number of shares beneficially owned includes 2,400 vested restricted stock units representing compensation that Mr. Goeltz has elected to defer under the terms of the Directors Deferred Compensation Plan.

(c) The number of shares beneficially owned includes 844,734 vested but unexercised options and 22,823 restricted stock units that vest within 60 days after March 20, 2008. The number of shares beneficially owned also includes 64,383 shares of restricted stock issued pursuant to the 2003 Stock Incentive Plan and the 2005 Stock Incentive Plan.

(d) The number of shares beneficially owned includes 2,400 vested restricted stock units representing compensation that Ms. Hopkins has elected to defer under the terms of the Directors Deferred Compensation Plan.

(e) The number of shares beneficially owned includes 4,000 vested restricted stock units representing compensation that Mr. Perrin has elected to defer under the terms of the Directors Deferred Compensation Plan.

(f) The number of shares beneficially owned includes 2,400 vested restricted stock units representing compensation that Ms. Reardon has elected to defer under the terms of the Directors Deferred Compensation Plan.

(g) The number of shares beneficially owned includes 2,400 vested restricted stock units representing compensation that Ms. Turpin has elected to defer under the terms of the Directors Deferred Compensation Plan.

(h) The number of shares beneficially owned includes 200,567 vested but unexercised options. The number of shares beneficially owned also includes 21,112 shares of restricted stock issued pursuant to the 2003 Stock Incentive Plan and the 2005 Stock Incentive Plan.

(i) The number of shares beneficially owned includes 148,134 vested but unexercised options. The number of shares beneficially owned also includes 30,572 shares of restricted stock issued pursuant to the 2003 Stock Incentive Plan and the 2005 Stock Incentive Plan.

(j) The number of shares beneficially owned includes 248,600 vested but unexercised options. The number of shares beneficially owned also includes 29,546 shares of restricted stock issued pursuant to the 2003 Stock Incentive Plan and the 2005 Stock Incentive Plan, 3,000 shares of common stock owned indirectly by Mr. Tworecke on behalf of his children and 4,643 shares of common stock owned indirectly by Mr. Tworecke through his Warnaco 401(k) Plan.

(k) The number of shares beneficially owned includes 6,000 vested but unexercised options and 25,000 options that vest within 60 days after March 20, 2008. The number of shares beneficially owned also includes 25,951 shares of restricted stock issues pursuant to the 2003 Stock Incentive Plan and the 2005 Stock Incentive Plan.

(l) The number of shares beneficially owned includes an aggregate of 1,749,635 vested but unexercised options, 25,000 options that vest within 60 days after March 20, 2008, 22,823 restricted stock units that vest within 60 days after March 20, 2008, 13,600 vested restricted stock units and an aggregate of 205,793 shares of restricted stock issued pursuant to the 2003 Stock Incentive Plan and the 2005 Stock Incentive Plan.

(m) Information based solely on a Schedule 13G/A, filed with the SEC on February 6, 2008 by Dimensional Fund Advisors LP ("Dimensional Fund Advisors"), 1299 Ocean Avenue, Santa Monica, California 90401, reporting the beneficial ownership of the shares of Common Stock set forth in the table. According to the Schedule 13G/A, Dimensional Fund Advisors has sole voting power and sole dispositive power with respect to all such shares. The Schedule 13G/A provides that Dimensional Fund Advisors, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are the "Funds." According to the Schedule 13G/A, in its role as investment advisor or manager, Dimensional Fund Advisors possesses investment and/or voting power over the shares of Common Stock owned by the Funds, and may be deemed to be the beneficial owner of those shares under applicable SEC rules; however, all of these shares are owned by the Funds, and Dimensional Fund Advisors disclaims beneficial ownership of such shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires that our Executive Officers and Directors and stockholders who own more than ten percent of our Common Stock file reports of ownership and changes in ownership with the SEC and NASDAQ. Our Executive Officers and Directors and greater than ten percent stockholders are required by SEC regulations to furnish us with copies of all such Section 16(a) forms that they file.

Based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, we believe that, except as set forth in the following sentence, during Fiscal 2007, all Section 16(a) filing requirements applicable to our Executive Officers and Directors and greater than ten percent stockholders were complied with. Mr. Tworecke filed a late Statement of Changes in Beneficial Ownership of Securities on Form 4 on March 7, 2008 reporting the purchase of shares of Common Stock in Mr. Tworecke's 401(k) Plan account pursuant to a discretionary intra-fund transfer.

PROPOSAL NO. 2 — APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE WARNACO GROUP, INC. 2005 STOCK INCENTIVE PLAN

The Company originally adopted the Warnaco Group, Inc. 2005 Stock Incentive Plan (the "Stock Incentive Plan") on May 23, 2005. Currently, the number of shares of Common Stock authorized for issuance under the plan is 3,000,000 shares. As of March 20, 2008, only 450,508 shares remain available for issuance under the Stock Incentive Plan (subject to increases resulting from the forfeiture and termination of previously issued awards as discussed below) of which 103,881 may be granted as restricted stock awards, restricted stock units, stock bonuses and other stock-based awards.

On March 5, 2008, the Board of Directors unanimously adopted, subject to stockholder approval at the Annual Meeting, an amendment and restatement of The Warnaco Group, Inc. 2005 Stock Incentive Plan (as amended and restated, the "Amended and Restated Plan") that increases the number of shares available for grants by an additional 750,000 shares to an aggregate of 3,750,000 shares of Common Stock. In addition, upon the recommendation of the Compensation Committee, the Board of Directors adopted and approved grants of awards under the Amended and Restated Plan, subject to stockholder approval at the Annual Meeting. The Board of Directors believes it is advisable to have an additional 750,000 shares available for issuance in order to provide awards that are designed to attract and retain qualified directors, executive personnel and other key employees and consultants and to provide long-term incentive rewards to those selected individuals intended to align the interests of such individuals with those of our stockholders. Of the additional 750,000 shares, up to 275,000 shares may be granted as restricted stock awards, restricted stock units, stock bonuses and other stock-based awards, which shares shall be in addition to the 103,881 shares currently available for these types of awards under the Stock Incentive Plan.

This Proposal is being submitted to stockholders in order to ensure the Amended and Restated Plan's compliance with the Nasdaq Stock Market rules relating to stockholder approval of equity compensation plans, as well as to ensure the Amended and Restated Plan's compliance with Section 162(m) of the Code with respect to any performance-vested awards that may be granted under the plan.

The recommended amendments would (i) increase the aggregate number of shares of Common Stock available for grants under the Amended and Restated Plan from 3,000,000 to 3,750,000, (ii) broaden the categories of awards available to be granted under the Amended and Restated Plan to expressly include awards of stock appreciation rights and restricted stock units, (iii) increase the aggregate number of shares of Common Stock that may be made subject to restricted stock awards, restricted stock units, stock bonuses and other stock-based awards from 750,000 to 1,025,000 and (iv) make other clarifications and technical revisions designed primarily to improve administration and ensure compliance with recent changes in law. Other than the amendments noted above, the Amended and Restated Plan generally contains the same features, terms and conditions as the current version of the Stock Incentive Plan. If our stockholders do not approve the Amended and Restated Plan, the Stock Incentive Plan will remain in effect and any awards granted under the Amended and Restated Plan will be rescinded.

The Board of Directors plans to administer the grant of awards under the Amended and Restated Plan such that the average annual burn rate for grants of options, restricted stock or restricted stock units to employees or non-employee directors for fiscal years 2008, 2009 and 2010 will not exceed 3.33% of the number of shares of common stock that we anticipate will be outstanding over such three-year period. The annual burn rate will be calculated by dividing (i) the number of shares granted to employees and non-employee directors in each fiscal year by (ii) the fiscal year-end weighted average of common shares outstanding. For purposes of calculating the number of shares granted in a year, restricted stock and restricted stock units will count as 2 shares for every one share actually issued in connection with such award.

The following is a summary of the material terms and provisions of the Amended and Restated Plan and is qualified in its entirety by the full text of the Amended and Restated Plan, which is attached as Appendix A hereto.

Purpose

The purpose of the Amended and Restated Plan is to promote the interests of the Company and its stockholders by (i) attracting and retaining qualified directors, executive personnel, other key employees and consultants of the Company and its affiliates; (ii) motivating such persons by means of performance-related incentives to achieve long-term performance goals; and (iii) enabling such persons to participate in the long-term growth and financial success of the Company.

Administration of the Amended and Restated Plan

The Amended and Restated Plan will be administered by the Compensation Committee; provided, however, that with respect to "non-employee directors" (within the meaning of Rule 16b-3 under the Exchange Act) of the Company who may become participants in the Amended and Restated Plan, the duties set forth below shall be delegated to the Nominating and Corporate Governance Committee. Subject to the terms of the Amended and Restated Plan and applicable law, and in addition to other express powers and authorizations conferred on the Compensation Committee by the Amended and Restated Plan, the Compensation Committee will have the full power and authority to:

(i) designate participants;

(ii) determine the type or types of awards to be granted to a participant and all of the terms and conditions of any award, including but not limited to the number of shares to be covered, whether the vesting or payment of all or any portion of any award may be made subject to one or more performance goals and whether, to what extent, and under what circumstances awards may be settled or exercised in cash, shares of Common Stock, other securities, other awards or other property, or cancelled, forfeited or suspended;

(iii) determine whether, to what extent, and under what circumstances cash, shares of Common Stock, other securities, other awards, other property and other amounts payable with respect to an award may be deferred either automatically or at the election of the holder thereof or of the Compensation Committee;

(iv) interpret and administer the Amended and Restated Plan and any instrument or agreement relating to, or award made under, the Amended and Restated Plan;

(v) establish, amend, suspend, or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Amended and Restated Plan; and

(vi) make any other determination and take any other action that the Compensation Committee deems necessary or desirable for the administration of the Amended and Restated Plan.

The Compensation Committee may delegate to one or more officers or managers of the Company or any affiliate, or to a committee of such officers or managers, the authority, subject to such terms and limitations as the Compensation Committee shall determine, to grants awards to, or to cancel, modify or waive rights with respect to, or to alter, discontinue, suspend, or terminate awards held by, participants who are not executive officers or directors of the Company. Unless otherwise expressly provided in the Amended and Restated Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Amended and Restated Plan or any award shall be within the sole discretion of the Compensation Committee and will be final, conclusive and binding upon all persons. Except in connection with a corporate transaction involving the Company or except with respect to changes that may be required to comply with Section 409A of the Code, the terms of outstanding awards may not be amended to reduce the exercise price of outstanding options or stock appreciation rights or cancel outstanding options or stock appreciation rights in exchange for cash, other awards or options or stock appreciation rights with an exercise price that is less than the exercise price of the original options or stock appreciation rights without stockholder approval.

Shares Reserved for Issuance

Subject to adjustment as provided below, (i) the aggregate number of shares of Common Stock with respect to which awards may be granted under the Amended and Restated Plan is 3,750,000, (ii) the aggregate number of shares of Common Stock that may be made subject to options and stock appreciation rights is 3,750,000, (iii) the aggregate number of shares of Common Stock that may be made subject to incentive stock options is 3,750,000 and (iv) the aggregate number of shares of Common Stock that may be made subject to restricted stock awards, restricted stock units, stock bonuses and other stock-based awards is 1,025,000. Notwithstanding the foregoing and subject to adjustment as provided below, no executive officer of the Company may receive awards under the Amended and Restated Plan in any fiscal year of the Company that relate to more than 1,500,000 shares of Common Stock. The maximum dollar value payable with respect to any Other-Stock Based Awards that are subject to the Performance Goals, denominated based on a participant's base salary and/or bonus and granted to a "covered employee" within the meaning of Section 162(m) of the Code in any calendar year shall not exceed $15 million. In the event that the Compensation Committee determines that any dividend or other distribution (whether in the form of cash, shares of Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or other securities of the Company, issuance of warrants or other rights to purchase shares of Common Stock or other securities of the Company, or other similar corporate transaction or event affects the Common Stock such that an adjustment is determined by the Compensation Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Amended and Restated Plan, the Compensation Committee will, in such manner as it may deem equitable, adjust any or all of: (i) the number of shares or other securities of the Company (or other securities or property) with respect to which awards may be granted, (ii) the number of shares or other securities of the Company (or other securities or property) subject to outstanding awards, and (iii) the grant or exercise price with respect to any award or, if deemed appropriate, provide for a cash payment to the holder of an outstanding award. Common Stock delivered pursuant to an award may consist, in whole or in part, of authorized and unissued shares or of treasury shares. If, after the effective date of the Amended and Restated Plan, any award is forfeited or otherwise terminates or is cancelled without the delivery of shares of Common Stock, then the shares covered by such award, or to which such award relates, or the number of shares otherwise counted against the aggregate number of shares with respect to which awards may be granted, to the extent of any such forfeiture, termination or cancellation, will again be, or will become, shares of Common Stock with respect to which awards may be granted.

Eligibility

Any employee, including any officer or employee-director, any director of the Company or any affiliate and any consultant to the Company or any affiliate who is an individual person will be eligible to be designated a participant in the Amended and Restated Plan, except that only employees of the Company or an affiliate that qualifies as a "parent corporation" of the Company or "subsidiary corporation" of the Company (within the meaning of Section 424 of the Code) shall be eligible for the grant of incentive stock options. Currently, there are approximately 161 individuals who have been selected to participate in the Amended and Restated Plan.

Types of Awards

The Amended and Restated Plan provides for the grant of stock options, stock appreciation rights, restricted shares of Common Stock, restricted stock units, stock awards and other stock-based awards.

Options. The Compensation Committee will have sole and complete authority to determine the participants to whom options will be granted under the Amended and Restated Plan, the number of shares to be covered by each option, the exercise price thereof and the conditions and limitations applicable to the exercise of the option. The Compensation Committee will have the authority to grant incentive stock options, or to grant non-qualified stock options, or to grant both types of options. In the case of incentive stock options, the terms and conditions of such grants shall be subject to and comply with such rules as may be prescribed by Section 422 of the Internal Revenue Code, as from time to time amended, and any regulations implementing such statute.

The Compensation Committee will establish the term of each option, which shall be no greater than 10 years. The Compensation Committee will establish the exercise price at the time each option is granted, which price will not be less than 100% of the per share fair market value of the Common Stock on the date of grant. Each option will be exercisable at such times and subject to such terms and conditions as the Compensation Committee may, in its sole discretion, specify in the applicable award agreement or thereafter.

No shares of Common Stock will be delivered pursuant to any exercise of an option until payment in full of the exercise price therefor is received by the Company. Such payment may be made as follows: (i) in cash or its equivalent; (ii) if and to the extent permitted by the Compensation Committee, by tendering to the Company unrestricted shares owned by the participant which, in the case of shares that were purchased pursuant to the exercise of an option, have been held by such participant for no less than six months following the date of such purchase; (iii) to the extent permitted under applicable law, pursuant to a broker's cashless exercise procedure approved by the Compensation Committee; or (iv) by a combination of the foregoing, provided that the combined value of all cash and cash equivalents and the fair market value of any such shares tendered to the Company as of the date of such tender is at least equal to such exercise price.

Stock Appreciation Rights. Stock appreciation rights ("SARs") represent the right to receive, upon the exercise thereof, the excess of the Fair Market Value of a share of Common Stock over the exercise price of the SAR on the date of exercise. A SAR may be granted in tandem with an option or as a stand-alone award. The Compensation Committee will have sole and complete authority to determine the participants to whom SARs will be granted under the Amended and Restated Plan, the number of shares to be subject to the SARs, the duration of the period during which, and the conditions under which, the awards may be forfeited to the Company and the other terms and conditions of the awards.

The Compensation Committee will establish the term of each SAR, which shall be no greater than 10 years. The Compensation Committee will establish the exercise price at the time each SAR is granted, which price will not be less than 100% of the per share fair market value of the Common Stock on the date of grant. Each SAR will be exercisable at such times and subject to such terms and conditions as the Compensation Committee may, in its sole discretion, specify in the applicable award agreement or thereafter. The Compensation Committee shall establish a method of exercise of the SAR, the method of settlement, form of consideration payable in settlement (cash or shares of Common Stock), method by or forms in which shares of Common Stock shall be delivered or deemed to be delivered to the participant, and other terms and conditions of the SARs.

Restricted Stock. The Compensation Committee will have sole and complete authority to determine the participants to whom awards of restricted stock will be granted under the Amended and Restated Plan, the number of shares of restricted stock to be granted to each participant, the duration of the period during which, and the conditions under which, the restricted stock may be forfeited to the Company, and the other terms and conditions of such awards, including, but not limited to, determining whether the vesting of any such award may be, in whole or in part, subject to the attainment of one or more performance goals (as described below).

Shares of restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered, except as provided in the Amended and Restated Plan or the applicable award agreement. Dividends paid on any shares of restricted stock may be paid directly to the participant or may be reinvested in additional shares, as determined by the Compensation Committee in its sole discretion. Upon the lapse of the restrictions applicable to such shares of restricted stock, the Company will deliver certificates representing such vested shares to the participant or the participant's legal representative.

Restricted Stock Units. A restricted stock unit represents the right that is the economic equivalent of a grant of restricted stock. The Compensation Committee will have sole and complete authority to determine the participants to whom awards of restricted stock units will be granted under the Amended and Restated Plan, the number of shares to be subject to the awards and the terms and conditions of the awards, including whether the vesting of such an award will be subject to the attainment of one or more performance goals (as described below). Restricted stock units may not be sold, assigned, transferred, pledged or otherwise encumbered, except as provided in the Amended and Restated Plan or the applicable award agreement. The Compensation Committee may provide that the holder of a restricted stock unit will be entitled, upon the Company's payment of a cash or stock dividend paid on its outstanding stock, to receive a cash payment equal to the per-share dividend paid on the stock, provided that the payment of such dividend equivalent right complies with Section 409A of the Code.

Stock Awards. In the event that the Compensation Committee grants a stock award, a certificate for the shares of Common Stock comprising such stock award will be issued in the name of the participant to whom such grant was made and delivered to such participant as soon as practicable after the date on which such stock award is payable.

Other Stock-Based Awards. Other stock-based awards, the form of which will be determined by the Compensation Committee, will be valued in whole or in part by reference to, or otherwise based on, shares of Common Stock. These awards may be granted either alone or in addition to other awards under the Amended and Restated Plan. The Compensation Committee will have sole and complete authority to determine the participants to whom and the time or times at which such other stock-based awards shall be granted, the number of shares of Common Stock to be made subject to such other stock-based awards and all other conditions of such other stock-based awards, including, but not limited to, determining whether the vesting or payment of any portion of any such award will be subject to the attainment of one or more performance goals (as described below).

Performance Goals

Under the Amended and Restated Plan, the Compensation Committee has the authority to determine that vesting or payment of an award under the Amended and Restated Plan will be subject to the attainment of one or more performance goals. The performance goals may include any or a combination of, or a specified increase in, the following:

- total shareholder return (share price appreciation plus dividend payment, if any);
- earnings per share (which may include the manner in which such earnings goal was met);
- earnings before any combination of interest, taxes, depreciation or amortization;
- cash flow;
- free cash flow;
- selling, general and administrative expense;
- working capital management;
- share price; or
- gross margin.

Termination of Employment

Under the Amended and Restated Plan, the Compensation Committee has the discretion to determine the effect on awards of the termination of a participant's employment with, or service to, the Company, which provisions will be included in the agreement setting forth the terms and conditions of awards. The Compensation Committee may determine that, upon the termination of a participant's employment with, or service to, the Company for Cause (as defined in the Amended and Restated Plan), in addition to forfeiture of all outstanding awards, such participant will be required to forfeit to the Company (1) any shares of previously restricted Common Stock that had become vested during the six-month period prior to such termination and (2) any shares of Common Stock purchased pursuant to the exercise of an option during the six-month period prior to such termination. In the case of those forfeited shares of Common Stock purchased pursuant to the exercise of an option, the Company would pay to such participant the aggregate exercise price paid by such participant for such forfeited shares of Common Stock. If any of the forfeited shares of Common Stock had previously been sold, or otherwise disposed of, by the participant, such participant would be required to pay to the Company the fair market value of such shares of Common Stock as of the day of such sale or other disposition.

Transferability of Awards

Each award, and each right under any award, will be exercisable only by the participant during the participant's lifetime. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant otherwise than by will or by the laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any affiliate; provided that the designation by a participant of a beneficiary will not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance. Notwithstanding the foregoing, during the participant's lifetime, the Compensation Committee may, in its sole discretion, permit the transfer of certain awards by a participant to a permitted transferee, subject to any conditions that the Compensation Committee may prescribe, provided that no such transfer by any participant may be made in exchange for consideration.

No Rights to Awards

No employee or director of the Company, or any participant or other person shall have any claim to be granted any award, and there is no obligation for uniformity of treatment of participants, or holders or beneficiaries of awards. The terms and conditions of awards need not be the same with respect to each recipient.

Withholding

Whenever cash is to be paid pursuant to an award, the Company will have the right to deduct therefrom an amount sufficient to satisfy any Federal, state and local withholding tax requirements related thereto. Whenever shares are to be delivered pursuant to an award, the Company will have the right to require the participant to remit to the Company an amount sufficient to satisfy any Federal, state and local withholding tax requirements related thereto. Subject to the approval of the Compensation Committee, a participant may satisfy the foregoing requirement by electing to have the Company withhold from delivery shares or by delivering already owned unrestricted shares that have been held for at least six months, in each case, having a value equal to the minimum amount of tax required to be withheld. Such shares shall be valued at their fair market value on the date as of which the amount of tax to be withheld is determined. To the extent permitted under applicable law, the Compensation Committee may provide for additional cash payments to holders of awards to defray or offset any tax arising from the grant, vesting or exercise of any award.

Rights of Participants

The grant of an award shall not be construed as giving a participant the right to be retained in the employ or service of the Company or any affiliate. Subject to the provisions of the applicable award, no participant or holder or beneficiary of any award shall have any rights as a stockholder with respect to any shares of Common Stock to be distributed under the Amended and Restated Plan until he or she has become the holder of such shares.

Term of the Amended and Restated Plan; Amendment or Termination of the Amended and Restated Plan; Amendment of Awards

The Amended and Restated Plan will become effective upon its approval by the Company's stockholders at the Annual Meeting. No award may be granted under the Amended and Restated Plan after the tenth anniversary of the effective date of the Amended and Restated Plan; however, the termination of the Amended and Restated Plan will not adversely affect the terms of any award outstanding at the time of such termination.

The Board of Directors may amend, alter, suspend, discontinue or terminate the Amended and Restated Plan or any portion thereof at any time, provided that no such amendment, alteration, suspension, discontinuance or termination will be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement, including for these purposes any approval requirement with which the Board of Directors deems it necessary or desirable to qualify or comply; and provided, further, that no amendment to the Amended and Restated Plan will be made without stockholder approval if such amendment (i) affects the number of shares available under the Amended and Restated Plan for the grant of options, on the one hand, or restricted stock or other stock-based awards, on the other hand, (ii) extends the maximum 10-year term of options granted under the Amended and Restated Plan or (iii) permits the Amended and Restated Plan to issue options with a per share exercise price that is less than 100% of the fair market value of the shares of Common Stock on the date of grant of such option. Notwithstanding anything to the contrary herein, the Compensation Committee may amend the Amended and Restated Plan in any manner as may be necessary so as to have the Amended and Restated Plan conform with local rules and regulations in any jurisdiction outside the United States.

The Compensation Committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award theretofore granted, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would impair the rights of any participant or any holder or beneficiary of any award theretofore granted will not be effective without the consent of the affected participant, holder or beneficiary.

The Compensation Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, awards in recognition of unusual or nonrecurring events (including, without limitation, the events described above) affecting the capitalization of the Company, any affiliate, or the financial statements of the Company or any affiliate, or of changes in applicable laws, regulations, or accounting principles, whenever the Compensation Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Amended and Restated Plan.

Any provision of the Amended and Restated Plan or any award agreement to the contrary notwithstanding, the Compensation Committee may cause any award granted under the Amended and Restated Plan to be cancelled in consideration of a cash payment or alternative award made to the holder of such cancelled award equal in value to the fair market value of such cancelled award.

Benefits under the Amended and Restated Plan

The following table briefly summarizes the awards that have been granted to participants in the Amended and Restated Plan, subject to approval of the plan by the Company's stockholders at the Annual Meeting. Future grants under the Amended and Restated Plan will be determined by the Compensation Committee and may vary from year to year and from participant to participant and are not determinable at this time.

NEW PLAN BENEFITS

Amended and Restated 2005 Stock Incentive Plan

Name and Position	Number of Shares Subject to Options/SARs (a)	Number of Shares of Stock (b)
Joseph R. Gromek President and Chief Executive Officer	79,600	32,150
Lawrence R. Rutkowski Executive Vice President and Chief Financial Officer	22,400	9,050
Helen McCluskey Group President — Intimate Apparel	29,850	12,050
Frank Tworecke Group President — Sportswear	28,900	11,650
Dwight Meyer President — Global Sourcing, Distribution and Logistics	25,000	10,100
Executive Group	219,400	88,600
Non-Executive Director Group	0	18,570
Non-Executive Officer Employee Group	328,750	172,000

(a) The number of shares is an estimate based on the approximate value of the Common Stock on the date the grants were authorized by the Compensation Committee. The actual number of shares will be determined based on the closing price of the Company's Common Stock on the date of the Annual Meeting.

(b) Such awards may be awards of restricted shares of Common Stock, restricted stock units or stock awards, in each case as described above, under "Restricted Stock," "Restricted Stock Units" and "Stock Awards," respectively.

Certain Federal Income Tax Effects

The following discussion of certain relevant federal income tax effects applicable to stock options granted under the Amended and Restated Plan is a summary only, and reference is made to the Code for a complete statement of all relevant federal tax provisions. Different rules may apply in the case of a participant who is subject to Section 16 of the Exchange Act with respect to the Company.

Nonqualified Stock Options.

A participant generally will not be subject to income tax upon the grant of a nonqualified stock option ("NSO"). Rather, at the time of exercise of such NSO, the participant will recognize ordinary income for federal income tax purposes in an amount equal to the excess of the fair market value of the shares purchased over the option price. The Company will generally be entitled to a tax deduction at such time in the same amount that the participant recognizes ordinary income.

If shares acquired upon exercise of an NSO are later sold or exchanged, then the difference between the sales price and the fair market value of such stock on the date that ordinary income was recognized with respect thereto will generally be taxable as long-term or short-term capital gain or loss (if the stock is a capital asset of the participant) depending upon the length of time such shares were held by the participant.

Incentive Stock Options.

A participant generally will not be subject to ordinary income tax upon the grant or timely exercise of an incentive stock option ("ISO"). Exercise of an ISO will be timely if made during its term and if the participant remains an employee of the Company or a subsidiary at all times during the period beginning on the date of grant of the ISO and ending on the date three months before the date of exercise (or one year before the date of exercise in the case of a disabled participant). Exercise of an ISO will also be timely if made by the legal representative of a participant who dies (1) while employed by the Company or one of its subsidiaries or (2) within three months after termination of employment. The tax consequences of an untimely exercise of an ISO will be determined in accordance with the rules applicable to NSOs.

If stock acquired pursuant to the timely exercise of an ISO is later disposed of, the participant will, except as noted below, recognize long-term capital gain or loss (if the stock is a capital asset of the participant) equal to the difference between the amount realized upon such sale and the option price. Under these circumstances, the Company will not be entitled to any federal income tax deduction in connection with either the exercise of the ISO or the sale of such stock by the participant.

If, however, stock acquired pursuant to the exercise of an ISO is disposed of by the participant prior to the expiration of two years from the date of grant of the ISO or within one year from the date such stock is transferred to such participant upon exercise (a "disqualifying disposition"), any gain realized by the participant generally will be taxable at the time of such disqualifying disposition as follows: (1) at ordinary income rates, to the extent of the difference between the option price and the lesser of the fair market value of the stock on the date the ISO is exercised or the amount realized on such disqualifying disposition, and, (2) if the stock is a capital asset of the participant, as short-term or long-term capital gain, to the extent of any excess of the amount realized on such disqualifying disposition over the fair market value of the stock on the date which governs the determination of the participant's ordinary income. In such case, the Company may claim a federal income tax deduction at the time of such disqualifying disposition for the amount taxable to the participant as ordinary income. Any capital gain recognized by the participant will be long-term or short-term capital gain, depending on the length of time such shares were held by the participant.

The amount by which the fair market value of the stock on the exercise date of an ISO exceeds the option price will be an item of adjustment for purposes of the "alternative minimum tax" imposed by Section 55 of the Code.

Exercise with Shares.

According to a published ruling of the Internal Revenue Service, a participant who pays the option price upon exercise of an NSO, in whole or in part, by delivering shares of a company's common stock already owned by such participant (other than shares received by exercise of an ISO which have not met the holding period requirements) will recognize no gain or loss for federal income tax purposes on the shares surrendered, but such participant otherwise will be taxed according to the rules described above for NSOs. With respect to shares acquired upon exercise which are equal in number to the shares surrendered, the basis of such shares will be equal to the basis of the shares surrendered, and the holding period of shares acquired will include the holding period of the shares surrendered. The basis of additional shares received upon exercise will be equal to the fair market value of such shares on the date which governs the determination of the participant's ordinary income, and the holding period for such additional shares will commence on such date.

All properly executed written proxies and properly completed proxies submitted by telephone or Internet will be voted "FOR" the approval of the Amended and Restated Plan unless contrary instructions are given.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDED AND RESTATED 2005 STOCK INCENTIVE PLAN, WHICH IS DESIGNATED AS ITEM NO. 2 ON THE ENCLOSED PROXY CARD.

PROPOSAL NO. 3 — APPROVAL OF THE WARNACO GROUP, INC. INCENTIVE COMPENSATION PLAN

The Warnaco Group, Inc. Incentive Compensation Plan (the "2003 Plan") was initially approved by our stockholders in 2003. By its terms, the 2003 Plan will expire on May 28, 2008. Accordingly, the Board of Directors has approved, subject to stockholder approval at the Annual Meeting, a new The Warnaco Group, Inc. Incentive Compensation Plan (the "2008 Plan"), which generally contains the same features, terms and conditions as the 2003 Plan, but which increases to $5 million the maximum amount that may be awarded to any individual for a performance period. Under the 2003 Plan, the maximum amount had been $2.5 million. In addition, upon the recommendation of the Compensation Committee, the Board of Directors adopted and approved grants of awards under the 2008 Plan, subject to stockholder approval at the Annual Meeting.

Like the 2003 Plan, the purpose of the 2008 Plan is to reinforce corporate, organizational and business-development goals of the Company, to promote the achievement of year-to-year financial and other business objectives and to reward the performance of the Company's key employees in fulfilling their individual responsibilities. The Board of Directors believes that the establishment of the 2008 Plan is in the best interests of the Company and its stockholders in order to enable the Compensation Committee to set appropriate financial performance goals and to reward outstanding performance by its key employees.

The 2008 Plan is intended to qualify the amounts paid under its terms to our Named Executive Officers as "qualified performance-based compensation" under Section 162(m) of the Code and the related regulations. This qualification will allow amounts awarded under the 2008 Plan to be deductible by the Company for federal income tax purposes, even if, when combined with other compensation, the award causes the compensation of any of our Named Executive Officers to exceed $1 million. Stockholder approval of the 2008 Plan is required in order for the 2008 Plan to qualify under Section 162(m) of the Code.

If the 2008 Plan is approved by our stockholders, it will be deemed to have taken effect as of December 30, 2007. If our stockholders do not approve the 2008 Plan, the plan will terminate according to its terms and any awards granted thereunder will be rescinded.

The following is a summary of the material terms and provisions of the 2008 Plan and is qualified in its entirety by the full text of the 2008 Plan, which is attached as Appendix B hereto.

Purpose

The purpose of the 2008 Plan is to align the interests of key Company employees with those of the stockholders of the Company by encouraging plan participants to achieve goals intended to increase stockholder value.

Administration of the 2008 Plan

The 2008 Plan will be administered by the Compensation Committee. Each member of the Compensation Committee will be an 'outside director' within the meaning of Section 162(m) of the Code. The Compensation Committee will have the authority, in its sole discretion, subject to the terms of the 2008 Plan and applicable law, to administer the 2008 Plan and to exercise all the powers and authorities either specifically granted to it under the 2008 Plan or necessary or advisable in the administration of the 2008 Plan, including, without limitation, to:

- grant awards (and to determine to whom and the times at which the awards will be granted);
- determine the terms, provisions (including provisions relating to a change of control of the Company), conditions, restrictions and performance factors relating to any award;
- determine whether, to what extent, and under what circumstances an award may be settled, cancelled, forfeited or surrendered;
- make certain adjustments in the performance factors as described in the 2008 Plan;

- construe and interpret the 2008 Plan and any award;
- prescribe, amend and rescind rules and regulations relating to the 2008 Plan;
- determine whether, or to what extent, performance factors are achieved; and
- make all other determinations deemed necessary or advisable for the administration of the 2008 Plan.

Subject to Section 162(m) of the Code, and except as required by Rule 16b-3 under the Exchange Act, the Compensation Committee may delegate all or any part of its authority under the 2008 Plan.

Eligibility

Awards may be granted to key employees of the Company or any of its subsidiaries, or to key consultants or the entities employing such consultants, in any case, in the sole discretion of the Compensation Committee, after consultation with the Company's Chief Executive Officer. Currently, there are approximately 217 key employees and other participants who may be eligible to be selected to participate in the 2008 Plan.

Performance Factor Attainment Required for Award Payment

The 2008 Plan provides for the payment of awards to participants if, and only to the extent that, performance factor goals established by the Compensation Committee are met with respect to the applicable performance period (the 'Performance Period'). The Performance Period will be the period commencing on the first day of the Company's fiscal year and ending on the last day of the Company's fiscal year.

Performance Factors

The Compensation Committee will determine, in writing, on or prior to the date on which 25% of a Performance Period has elapsed, the performance factors which must be met during a Performance Period. The performance factors may include any or all of the following:

- gross margin;
- operating margin;
- revenue growth;
- Net Controllable Cash Flow (defined in the 2008 Plan as, with respect to a division of the Company for any fiscal year, such division's EBITDA (1) plus any decrease, or minus any increase, in accounts receivable, (2) plus any decrease, or minus any increase, in inventory, (3) plus any decrease, or minus any increase, in prepaid expense, (4) plus any increase, or minus any decrease, in accounts payable or accrued expenses and (5) minus capital expenditures);
- free cash flow;
- operating cash flow;
- earnings per share (which may include the manner in which such earnings goals were met);
- earnings before all or any of interest, taxes, depreciation and/or amortization;
- economic value added;
- cash-flow return on investment;
- net income;
- total stockholder return;
- return on investment;
- return on equity; or
- return on assets.

The performance factors may be expressed in terms of an increase or decrease of one or more specific criteria over a specified period. The performance factors may relate to the performance of the Company, a subsidiary, a division, any portion of the business, a product line, or any combination thereof. Performance factors may include a threshold level of performance below which no payment will be made, levels of performance below the target level but above the threshold level at which specified percentages of the award will be paid, a target level of performance at which the full award will be paid, levels of performance above the target level but below the maximum level at which specified multiples of the award will be paid and a maximum level of performance above which no additional payment will be made. Performance factors may also specify that payments for levels of performances between specified levels will be interpolated.

Compensation Committee Certification of Performance Factor Attainment

Before any awards for a particular Performance Period can be paid to those employees whose compensation is covered by Section 162(m) of the Code (the 'Covered Employees'), the Compensation Committee must certify the extent to which the performance factors have been attained.

Special Provisions Regarding Awards

In no event will payment in respect of awards granted for a Performance Period be made to a Covered Employee in an amount that exceeds $5,000,000. Also, in no event may the Compensation Committee increase the amount of an award payable to a Covered Employee upon attainment of the specified performance factors, but the Compensation Committee may do so with respect to other participants. Subject to the general prohibition on increasing the amount payable to a Covered Employee upon attainment of the specified performance factors, the Compensation Committee may, in its discretion, provide that an award under the 2008 Plan may be adjusted in light of a participant's contribution to the long-term health of the Company.

Termination of Employment

Unless otherwise provided by the Compensation Committee, a participant must be actively employed by the Company at the end of the Performance Period in order to be eligible to receive such participant's award. Unless otherwise provided by the Compensation Committee, if a participant's employment is terminated as result of death, disability or retirement prior to the end of the Performance Period, the participant will receive a pro rata portion of the award that such participant would have received with respect to the applicable Performance Period, which will be payable at such time that awards are payable to other participants, provided with respect to the participant's retirement, that the Performance Factors had been met for the Performance Period.

Change in Control

Except as otherwise provided under the terms of the 2008 Plan, upon the occurrence of a Change of Control (as defined in the 2008 Plan), the Company will pay to each participant, within 30 days following such Change of Control, the pro rata portion of the award that each participant would have received with respect to the applicable Performance Period had the performance factors been achieved at 100% of target level.

Amendment or Termination of the 2008 Plan

Subject to certain limitations, the Board of Directors or the Compensation Committee may, at any time, suspend or terminate the 2008 Plan or revise or amend it in any respect whatsoever.

Benefits under the 2008 Plan

The following table briefly summarizes the awards that have been granted to participants in the 2008 Plan, subject to approval of the plan by the Company's stockholders at the Annual Meeting. Payment of the amounts shown depends on achievement of target level performance for fiscal year 2008 under the 2008 Plan. Future awards under the 2008 Plan will be determined by the Compensation Committee and may vary from year to year and from participant to participant and are not determinable at this time.

NEW PLAN BENEFITS
INCENTIVE COMPENSATION PLAN

Name and Position	Dollar Value at Target Performance For Fiscal Year 2008
Joseph R. Gromek President and Chief Executive Officer	$ 1,375,000
Lawrence R. Rutkowski Executive Vice President and Chief Financial Officer	$ 510,000
Helen McCluskey Group President — Intimate Apparel	$ 680,000
Frank Tworecke Group President — Sportswear	$ 658,750
Dwight Meyer President — Global Sourcing, Distribution and Logistics	$ 569,500
Executive Group	$ 4,515,250
Non-Executive Officer Employee Group	$12,696,250

All properly executed written proxies and properly completed proxies submitted by telephone or Internet will be voted "FOR" the approval of the 2008 Plan unless contrary instructions are given.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE INCENTIVE COMPENSATION PLAN, WHICH IS DESIGNATED AS ITEM NO. 3 ON THE ENCLOSED PROXY CARD.

PROPOSAL NO. 4 — RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors is recommending ratification of the appointment by our Audit Committee of Deloitte & Touche as the independent registered public accounting firm of Warnaco for the fiscal year ending January 3, 2009. The Audit Committee is responsible for appointing and overseeing the work of the independent registered public accounting firm. Before our independent registered public accounting firm is engaged to render any audit or permissible non-audit services, the engagement is approved in advance by the Audit Committee. If the stockholders do not ratify this appointment, the Audit Committee will reconsider its decision to appoint Deloitte & Touche.

Deloitte & Touche provided audit and other services during Fiscal 2007 and Fiscal 2006 as set forth below:

Fees for Services Provided	Fiscal 2007	Fiscal 2006
Audit Fees (a)	$4,666,620	$5,296,000
Audit Related Fees (b)	216,880	515,000
Total Audit and Audit-Related Fees	4,883,500	5,811,000
Tax Fees (c)	360,344	422,000
Total Fees	$5,243,844	$6,233,000

(a) Audit Fees: For Fiscal 2007 and Fiscal 2006, includes fees for the audit of our annual consolidated financial statements, quarterly reviews of interim consolidated financial statements, statutory audits and Sarbanes-Oxley audits. The decrease in audit fees from Fiscal 2006 to Fiscal 2007 is primarily attributable to the restatement of our first quarter 2006 financial statement and the acquisition of the Calvin Klein Jeans Europe and Asia businesses in 2006. The decreases in audit fees are partially offset by the audit fees associated with the Company's adoption of FIN 48 "Accounting for Uncertainty in Income Taxes" in 2007.

(b) Audit Related Fees: Audit related fees are fees for assurance and related services that are associated with the performance of the audit or review of our financial statements. For Fiscal 2007 and Fiscal 2006, includes fees for the audits of our employee benefit plans, certain royalty audits, and due diligence services related to acquisitions. The decrease in audit related fees from Fiscal 2006 to Fiscal 2007 is primarily attributable to 2006 fees for due diligence in connection with the CKJEA acquisition.

(c) Tax Fees: Includes fees for domestic and international tax planning and compliance services.

We have been advised by Deloitte & Touche that it will have a representative present at the Annual Meeting who will be available to respond to questions. The representative will also have the opportunity to make a statement if such representative desires to do so.

All properly executed written proxies and properly completed proxies submitted by telephone or Internet will be voted "FOR" the ratification of the appointment of Deloitte & Touche by the Board of Directors as Warnaco's independent registered public accounting firm for the fiscal year ending January 3, 2009 unless contrary instructions are given.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF WARNACO, WHICH IS DESIGNATED AS ITEM NO. 4 ON THE ENCLOSED PROXY CARD.

AUDIT COMMITTEE REPORT

The Audit Committee operates under a written charter which is available on the corporate governance page of our Internet website located at *www.warnaco.com*. All members of the Audit Committee are independent directors under the NASDAQ listing standards and qualified pursuant to the additional NASDAQ requirements for audit committee members, in each case, as determined by the Board of Directors.

Management is responsible for Warnaco's internal controls and preparing Warnaco's consolidated financial statements. Warnaco's independent registered public accounting firm, Deloitte & Touche, is responsible for performing an independent audit of the consolidated financial statements in accordance with standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon. The Audit Committee is responsible for overseeing the conduct of these activities and, subject to stockholder ratification, appointing Warnaco's independent registered public accounting firm. As stated above and in the Audit Committee's charter, the Audit Committee's responsibility is one of oversight. The Audit Committee does not provide any expert or special assurance as to Warnaco's financial statements concerning compliance with laws, regulations or generally accepted accounting principles. In performing its oversight function, the Audit Committee relies on the information provided to it and on representations made by management and the independent registered public accounting firm.

The Audit Committee reviewed and discussed Warnaco's audited financial statements with management and the independent registered public accounting firm. Management represented to the Audit Committee that the audited financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee discussed with Warnaco's independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, and Rule 2-07 of Regulation S-X.

Deloitte & Touche provided the Audit Committee with the written disclosures and the letter required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, and the Audit Committee discussed the independence of Deloitte & Touche with them.

Based on the Audit Committee's discussion with management and the independent registered public accounting firm and the Audit Committee's review of the representations of management and the report of the independent registered public accounting firm, the Audit Committee recommended that the Board of Directors include the audited financial statements in the Annual Report on Form 10-K for the fiscal year ended December 29, 2007 prior to its filing with the SEC on February 27, 2008.

Members of the Audit Committee

Robert A. Bowman
Sheila A. Hopkins
Charles R. Perrin
Nancy A. Reardon
Donald L. Seeley (Chairman)

STOCKHOLDER PROPOSALS

Under Rule 14a-8 of the Exchange Act as currently in effect, any holder of at least $2,000 in market value of Common Stock who has held such securities for at least one year and who desires to have a proposal presented in our proxy material for use in connection with the annual meeting of stockholders to be held in 2009 must transmit that proposal (along with the stockholder's name, address, the number of shares of Common Stock that the stockholder holds of record or beneficially, the dates upon which the securities were acquired, documentary support for a claim of beneficial ownership and a statement of willingness to hold such shares through the date of the 2009 annual meeting of stockholders) in writing as set forth below. Proposals of stockholders intended to be presented at the 2009 annual meeting under Rule 14a-8 of the Exchange Act must be received by the Corporate Secretary, The Warnaco Group, Inc., 501 Seventh Avenue, New York, New York 10018, not later than December 12, 2008. Under the Company's Second Amended and Restated By-laws, notice of stockholder proposals made outside of Rule 14a-8 or the nomination of a candidate for election as a director to be made at the 2009 annual meeting must be received by the Corporate Secretary at the above address not later than February 13, 2009 or prior to January 14, 2009; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after the anniversary of the 2008 Annual Meeting, notice must be received not later than the close of business on the 10th day following the day on which notice of the date of the 2009 annual meeting is given.

ANNUAL REPORT

Our Annual Report on Form 10-K for the year ended December 29, 2007, filed with the SEC on February 27, 2008, is being mailed with this Proxy Statement. **We will furnish any exhibit to the Annual Report on Form 10-K upon the request of a stockholder of record as of the close of business on March 20, 2008 for a fee limited to our reasonable expenses in furnishing such exhibit. Requests for exhibits to the Annual Report on Form 10-K should be directed to the Corporate Secretary, The Warnaco Group, Inc., 501 Seventh Avenue, New York, New York 10018.**

The Annual Report on Form 10-K is not a part of the proxy solicitation materials.

OTHER MATTERS

We know of no other matters which may come before the Annual Meeting other than the matters referred to in the accompanying Notice of Annual Meeting. However, if other matters properly come before the Annual Meeting, it is intended that the persons named as proxies in the accompanying proxy vote the shares represented thereon in accordance with their best judgment.

FORWARD-LOOKING STATEMENTS

The Warnaco Group, Inc. notes that this Proxy Statement and certain other written, electronic and oral disclosure made by the Company from time to time, may contain forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements involve risks and uncertainties and reflect, when made, the Company's estimates, objectives, projections, forecasts, plans, strategies, beliefs, intentions, opportunities and expectations. Actual results may differ materially from anticipated results, targets or expectations and investors are cautioned not to place undue reliance on any forward-looking statements. Statements other than statements of historical fact, including, without limitation, future financial targets, are forward-looking statements. These forward-looking statements may be identified by, among other things, the use of forward-looking language, such as the words "believe," "anticipate," "estimate," "expect," "intend," "may," "project," "scheduled to," "seek," "should," "will be," "will continue," "will likely result," "targeted," or the negative of those terms, or other similar words and phrases or by discussions of intentions or strategies. The following factors, among others and in addition to those described in the Company's reports filed with the SEC (including, without limitation, those described under the headings "Risk Factors" and "Statement Regarding Forward-Looking Disclosure," as such disclosure may be modified or supplemented from time to time), could cause the Company's actual results to differ materially from those expressed in any forward-looking statements made by it: the Company's ability to execute its repositioning and sale initiatives (including achieving enhanced productivity and profitability) announced on September 18, 2007; economic conditions that affect the apparel industry; the Company's failure to anticipate, identify or promptly react to changing trends, styles, or brand preferences; further declines in prices in the apparel industry; declining sales resulting from increased competition in the Company's markets; increases in the prices of raw materials; events which result in difficulty in procuring or producing the Company's products on a cost-effective basis; the effect of laws and regulations, including those relating to labor, workplace and the environment; changing international trade regulation, including as it relates to the imposition or elimination of quotas on imports of textiles and apparel; the Company's ability to protect its intellectual property or the costs incurred by the Company related thereto; the risk of product safety issues, defects or other production problems associated with the Company's products; the Company's dependence on a limited number of customers; the effects of consolidation in the retail sector; the Company's dependence on license agreements with third parties; the Company's dependence on the reputation of its brand names, including, in particular, Calvin Klein; the Company's exposure to conditions in overseas markets in connection with the Company's foreign operations and the sourcing of products from foreign third-party vendors; the Company's foreign currency exposure; the Company's history of insufficient disclosure controls and procedures and internal controls and restated financial statements; unanticipated future internal control deficiencies or weaknesses or ineffective disclosure controls and procedures; the effects of fluctuations in the value of investments of the Company's pension plan; the sufficiency of cash to fund operations, including capital expenditures; the Company's ability to service its indebtedness, the effect of changes in interest rates on the Company's indebtedness that is subject to floating interest rates and the limitations imposed on the Company's operating and financial flexibility by the agreements governing the Company's indebtedness; the Company's dependence on its senior management team and other key personnel; the Company's reliance on information technology; the limitations on purchases under the Company's share repurchase program contained in the Company's debt instruments, the number of shares that the Company purchases under such program and the prices paid for such shares; the Company's inability to achieve its financial targets and strategic objectives, as a result of one or more of the factors described above, changes in the assumptions underlying targets or goals, or otherwise; the failure of acquired businesses to generate expected levels of revenues; the failure of the Company to successfully integrate such businesses with its existing businesses (and as a result, not achieving all or a substantial portion of the anticipated benefits of such acquisitions); and such acquired businesses being adversely affected, including by one or more of the factors described above and thereby failing to achieve anticipated revenues and earnings growth.

The Company encourages investors to read the section entitled "Risk Factors" and the discussion of the Company's critical accounting policies under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Discussion of Critical Accounting Policies" included in the Company's Annual Report on Form 10-K, as such discussions may be modified or supplemented by subsequent reports that the Company files with the SEC. The foregoing discussion is not exhaustive but is designed to highlight important factors that may affect actual results. Forward-looking statements speak only as of the date on which they are made, and, except for the Company's ongoing obligation under the U.S. federal securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE WARNACO GROUP, INC.
2005 STOCK INCENTIVE PLAN
(As Amended and Restated Effective May 14, 2008)

Section 1. **Purpose**. The purposes of The Warnaco Group, Inc. 2005 Stock Incentive Plan (as amended and restated effective May 14, 2008) are to promote the interests of The Warnaco Group, Inc. and its stockholders by (i) attracting and retaining qualified directors, executive personnel, other key employees and consultants of the Company and its Affiliates, as defined below; (ii) motivating such directors, employees and consultants by means of performance-related incentives to achieve longer-range performance goals; and (iii) enabling such directors, employees and consultants to participate in the long-term growth and financial success of the Company.

Section 2. **Definitions**. As used in the Plan, the following terms shall have the meanings set forth below:

"Affiliate" shall mean (i) any entity that, directly or indirectly, is controlled by the Company and (ii) any entity in which the Company has a significant equity interest, in either case as determined by the Compensation Committee.

"Award" shall mean any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit, Stock Bonus or Other Stock-Based Award granted under the Plan.

"Award Agreement" shall mean any written agreement, contract, or other instrument or document evidencing any Award, which may, but need not, be executed or acknowledged by a Participant.

"Board" shall mean the Board of Directors of the Company.

"Cause" shall be as defined by the Compensation Committee, as set forth in the Award Agreement.

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"Compensation Committee" shall mean the Compensation Committee of the Board, which shall be composed at all times of persons who are (i) "non-employee directors" as defined in Rule 16b-3 and (ii) "outside directors" as defined in Treasury Regulation Section 1.162-27(e)(3).

"Company" shall mean The Warnaco Group, Inc., together with any successor thereto.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Fair Market Value" shall mean the fair market value of a Share, determined as follows:

(a) If on the date of grant of an Award, the Shares are listed on an established national stock exchange or are publicly traded on an established securities market, the Fair Market Value of a Share shall be the closing price of the Shares on the date of grant (provided that if no sale of Shares is reported for such trading day, on the immediately preceding trading day on which any sale shall have been reported); or

(b) If the Shares are not listed on such an exchange or traded on such a market, Fair Market Value shall be the value of a Share determined by the Board by the reasonable application of a reasonable valuation method, in a manner consistent with Section 409A of the Code.

"Incentive Stock Option" shall mean a right to purchase Shares from the Company that is granted under Section 6 of the Plan, that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto, and that is identified in an Award Agreement as an Incentive Stock Option.

"Nominating and Corporate Governance Committee" shall mean the Nominating and Corporate Governance Committee of the Board, which shall be composed at all times of persons who are "outside directors" as defined in Section 162(m) of the Code.

"Non-Qualified Stock Option" shall mean a right to purchase Shares from the Company that is granted under Section 6 of the Plan and that is not intended to be an Incentive Stock Option.

"Option" shall mean an Incentive Stock Option or a Non-Qualified Stock Option.

"Other Stock-Based Award" shall mean any performance based unit or such other type of equity-based award in such form as may be determined by the Compensation Committee in its discretion and granted under Section 10 of the Plan.

"Participant" shall mean any director, officer or other employee of the Company or any Affiliate, or any consultant to the Company or any Affiliate (provided that such consultant is an individual) selected by the Compensation Committee to receive an Award under the Plan.

"Performance Goals" shall mean one or more of the following pre-established criteria: (i) total stockholder return (Share price appreciation plus dividend payment, if any); (ii) earnings per Share (which may include the manner in which such earnings goal was met); (iii) earnings before any combination of interest, taxes, depreciation or amortization; (iv) cash flow; (v) free cash flow; (vi) selling, general and administrative expense; (vii) working capital management; (viii) Share price; (ix) gross margin; or (x) any combination of the foregoing. Where applicable, the Performance Goals may be expressed in terms of attaining a specified level of the particular criterion or the attainment of an increase or decrease (expressed as absolute numbers or a percentage) in the particular criterion, and may be applied to one or more of the Company or a subsidiary of the Company, or a division or strategic business unit of the Company, all as determined by the Compensation Committee. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be paid (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur). Each of the foregoing Performance Goals shall be evaluated in accordance with generally accepted accounting principles, where applicable, and shall be subject to certification by the Compensation Committee. The Compensation Committee shall have the authority to make equitable adjustments to the Performance Goals in recognition of unusual or non-recurring events affecting the Company or any subsidiary of the Company or the financial statements of the Company or any subsidiary of the Company, in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles.

"Permitted Transferee" means (i) a trust for the benefit of a Participant, (ii) a partnership in which a Participant is the general partner and immediate family members (any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships of the Participant) are the only additional partners or (iii) immediate family members of the Participant.

"Person" shall mean any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization, government or political subdivision thereof or other entity.

"Plan" shall mean The Warnaco Group, Inc. 2005 Stock Incentive Plan (as amended and restated effective May 14, 2008).

"Restricted Stock" shall mean any Share granted under Section 8 of the Plan.

"Restricted Stock Unit" shall mean any right granted to a Participant under Section 8 of the Plan.

"Rule 16b-3" shall mean Rule 16b-3 as promulgated and interpreted by the SEC under the Exchange Act, or any successor rule or regulation thereto as in effect from time to time.

"SEC" shall mean the Securities and Exchange Commission or any successor thereto and shall include the Staff thereof.

"Shares" shall mean shares of the Common Stock, par value $.01 per share, of the Company, or such other securities of the Company as may be designated by the Compensation Committee from time to time.

"Stock Appreciation Right" or "SAR" shall mean any right granted to a Participant under Section 7 of the Plan.

"Stock Award" shall mean an Award of one or more unrestricted Shares granted to a Participant under Section 8 of the Plan.

"Ten Percent Stockholder" shall mean an individual who owns more than ten percent of the total combined voting power of all classes of outstanding stock of the Company, its parent or any of its subsidiaries. In determining stock ownership, the attribution rules of Section 424(d) of the Code shall be applied.

Section 3. **Administration.**

(a) The Plan shall be administered by the Compensation Committee; provided, however, that with respect to non-employee directors of the Company who may become Participants, the duties set forth below in clauses (i) through (vi) of this Section 3(a) shall be delegated to the Nominating and Corporate Governance Committee. Subject to the terms of the Plan and applicable law, and in addition to other express powers and authorizations conferred on the Compensation Committee by the Plan, the Compensation Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Shares to be covered by Awards; (iv) determine the terms and conditions of any Award, including but not limited to whether the vesting or payment of all or any portion of any Award may be made subject to one or more Performance Goals; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, other Awards or other property, or cancelled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, cancelled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances cash, Shares, other securities, other Awards, other property, and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the holder thereof or of the Compensation Committee; (vii) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (viii) establish, amend, suspend, or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (ix) make any other determination and take any other action that the Compensation Committee deems necessary or desirable for the administration of the Plan.

(b) Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award shall be within the sole discretion of the Compensation Committee, may be made at any time and shall be final, conclusive, and binding upon all Persons, including the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, and any stockholder of the Company.

(c) Subject to the terms of the Plan and applicable law, the Compensation Committee may delegate to one or more officers or managers of the Company or any Affiliate, or to a Compensation Committee of such officers or managers, the authority, subject to such terms and limitations as the Compensation Committee shall determine, to grant Awards to, or to cancel, modify or waive rights with respect to, or to alter, discontinue, suspend, or terminate Awards held by, Participants who are not officers or directors of the Company for purposes of Section 16 of the Exchange Act, or any successor section thereto, or who are otherwise not subject to such Section.

(d) Except in connection with a corporate transaction involving the company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares) or except with respect to changes as may be required to comply with applicable law, including Section 409A of the Code, the terms of outstanding awards may not be amended to reduce the exercise price of outstanding Options or SARs or cancel outstanding Options or SARS in exchange for cash, other awards or Options or SARs with an exercise price that is less than the exercise price of the original Options or SARs without shareholder approval.

Section 4. **Shares Available for Awards.**

(a) *Shares Available.* Subject to adjustment as provided in Section 4(b), (i) the aggregate number of Shares with respect to which Awards may be granted under the Plan shall be 3,750,000, (ii) the aggregate number of Shares that may be made subject to Options and SARs shall be 3,750,000, (iii) the aggregate number of Shares that may be made subject to Incentive Stock Options shall be 3,750,000 and (iv) the aggregate number of shares that may be made subject to Restricted Stock Awards, Restricted

Stock Units, Stock Awards, Stock Bonuses and Other Stock-Based Awards shall be 1,025,000. If, after the effective date of the Plan, any Award (other than a SAR) is forfeited or otherwise terminates or is cancelled without the delivery of Shares, then the Shares covered by such Award, or to which such Award relates, or the number of Shares otherwise counted against the aggregate number of Shares with respect to which Awards may be granted, to the extent of any such forfeiture, termination or cancellation, shall again be, or shall become, Shares with respect to which Awards may be granted. Notwithstanding the foregoing, there shall be no adjustment to the number of Shares available for delivery pursuant to the Plan upon the exercise or settlement of SARs in whole or in part in Shares, regardless of the number of Shares issued or delivered in connection with such exercise or settlement. Notwithstanding the foregoing and subject to adjustment as provided in Section 4(b), no executive officer of the Company may receive Awards under the Plan in any fiscal year of the Company that relate to more than 1,500,000 Shares. The maximum dollar value payable with respect to any Other Stock-Based Awards that are subject to the Performance Goals, denominated based on a participant's base salary and/or bonus and granted to a "covered employee" within the meaning of Section 162(m) of the Code in any calendar year shall not exceed $15 million.

(b) *Adjustments.* In the event that the Compensation Committee determines that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event affects the Shares such that an adjustment is determined by the Compensation Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Compensation Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number of Shares or other securities of the Company (or number and kind of other securities or property) with respect to which Awards may be granted, in aggregate or to any individual, (ii) the number of Shares or other securities of the Company (or number and kind of other securities or property) subject to outstanding Awards, and (iii) the grant or exercise price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award.

(c) *Sources of Shares Deliverable Under Awards.* Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or of treasury Shares.

Section 5. **Eligibility**. Any employee, including any officer or employee-director of the Company or any Affiliate, any director of the Company and any consultant to the Company who is an individual Person shall be eligible to be designated a Participant, except that only employees of the Company or an Affiliate that qualifies as a "parent corporation" or "subsidiary corporation" of the Company (within the meaning of Section 424 of the Code) shall be eligible for the grant of Incentive Stock Options.

Section 6. **Stock Options.**

(a) *Grant.* Subject to the provisions of the Plan, the Compensation Committee shall have sole and complete authority to determine the Participants to whom Options shall be granted, the number of Shares to be covered by each Option, the exercise price therefor and the conditions and limitations applicable to the exercise of the Option. The Compensation Committee shall have the authority to grant Incentive Stock Options, or to grant Non-Qualified Stock Options, or to grant both types of Options. In the case of Incentive Stock Options, the terms and conditions of such grants shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code, as from time to time amended, and any regulations implementing such statute.

(b) *Term.* The Compensation Committee shall establish the term of each Option, which shall be no greater than 10 years; provided, however, that in the case of a Ten Percent Stockholder, the term of any Incentive Stock Option shall be no greater than five years.

(c) *Exercise Price.* The Compensation Committee shall establish the exercise price at the time each Option is granted, which price shall not be less than 100% of the per Share Fair Market Value of the Common Stock on the date of grant; provided, however, that in the case of a grant of an Incentive Stock

Option to a Ten Percent Stockholder, the exercise price shall not be less than 110% of the per Share Fair Market Value of the Common Stock on the date of grant.

(d) *Exercise.* Each Option shall be exercisable at such times and subject to such terms and conditions as the Compensation Committee may, in its sole discretion, specify in the applicable Award Agreement or thereafter. The Compensation Committee may impose such conditions with respect to the exercise of Options, including without limitation, any conditions relating to the application of federal or state securities laws, as it may deem necessary or advisable.

(e) *Payment.* No Shares shall be delivered pursuant to any exercise of an Option until payment in full of the exercise price therefor is received by the Company. Such payment may be made as follows: (i) in cash or its equivalent; (ii) if and to the extent permitted by the Compensation Committee, by tendering to the Company unrestricted Shares owned by the Participant which, in the case of Shares that were purchased pursuant to the exercise of an Option, have been held by such Participant for no less than six months following the date of such purchase; (iii) to the extent permitted under applicable law, pursuant to a broker's cashless exercise procedure approved by the Compensation Committee; or (iv) by a combination of the foregoing, provided that the combined value of all cash and cash equivalents and the Fair Market Value of any such Shares tendered to the Company as of the date of such tender is at least equal to such exercise price.

(f) *Limitations on Incentive Stock Options.* To the extent the aggregate Fair Market Value (determined at the time the Option is granted) of the Shares with respect to which all Incentive Stock Options held by such Participant become exercisable for the first time during any calendar year (under the Plan and all other plans of the Company or of its parent or subsidiary corporations) exceeds $100,000, such portion in excess of $100,000 shall be treated as a Non-Qualified Stock Option. This limitation shall be applied by taking Options into account in the order in which they were granted.

Section 7. **Stock Appreciation Rights.**

(a) *Grant.* Subject to the provisions of the Plan, the Compensation Committee shall have the sole and complete authority to grant to any Participant a stock appreciation right ("Stock Appreciation Right" or "SAR") representing a right of the Participant to receive, upon exercise thereof, the excess of (i) the Fair Market Value of a Share on the date of exercise, over (ii) the exercise price of the SAR on the date of grant. A SAR may be granted in tandem with an Option or as a stand-alone Award. The Compensation Committee also shall have the sole and complete authority to determine the Participants to whom SARs shall be granted, the number of SARs to be granted to each Participant, the duration of the period during which, and the conditions under which, the SARs may be forfeited to the Company, and the other terms and conditions of such Awards, including, but not limited to, determining whether the vesting of any such Award may be, in whole or in part, subject to the attainment of one or more Performance Goals.

(b) *Term.* The Compensation Committee shall establish the term of each SAR, which shall be no greater than 10 years.

(c) *Exercise Price.* The Compensation Committee shall establish the exercise price at the time each SAR is granted, which price shall not be less than 100% of the per Share Fair Market Value of the Common Stock on the date of grant.

(d) *Exercise.* Each SAR shall be exercisable at such times and subject to such terms and conditions as the Compensation Committee may, in its sole discretion, specify in the applicable Award Agreement or thereafter. The Compensation Committee may impose such conditions with respect to the exercise of SARs, including without limitation, any conditions relating to the application of federal or state securities laws, as it may deem necessary or advisable.

(e) *Payment.* The Compensation Committee shall establish the method of exercise of the SAR, the method of settlement, form of consideration payable in settlement (cash or Shares), method by or forms at which Shares will be delivered or deemed to be delivered to the Participant and any other terms and conditions of the SARs.

Section 8. **Restricted Stock and Restricted Stock Units.**

(a) *Grant of Restricted Stock.* Subject to the provisions of the Plan, the Compensation Committee shall have sole and complete authority to determine the Participants to whom Shares of Restricted Stock shall be granted, the number of Shares of Restricted Stock to be granted to each Participant, the duration of the period during which, and the conditions under which, the Restricted Stock may be forfeited to the Company, and the other terms and conditions of such Awards, including, but not limited to, determining whether the vesting of any such Award may be, in whole or in part, subject to the attainment of one or more Performance Goals.

(i) *Transfer Restrictions.* Shares of Restricted Stock may not be sold, assigned, transferred, pledged or otherwise encumbered, except as provided in the Plan or. the applicable Award Agreement. Certificates issued in respect of Shares of Restricted Stock shall be registered in the name of the Participant and deposited by such Participant, together with a stock power endorsed in blank, with the Company. Upon the lapse of the restrictions applicable to such Shares of Restricted Stock, the Company shall deliver such certificates to the Participant or the Participant's legal representative.

(ii) *Dividends.* Dividends paid on any Shares of Restricted Stock may be paid directly to the Participant, or may be reinvested in additional Shares, as determined by the Compensation Committee in its sole discretion.

(b) *Grant of Restricted Stock Units.* Subject to the provisions of the Plan, the Compensation Committee shall have the sole and complete authority to grant to any Participant a restricted stock unit ("Restricted Stock Unit") representing a right of the Participant that is the economic equivalent to a grant of a Restricted Stock Award. The Compensation Committee also shall have the sole and complete authority to determine the Participants to whom Restricted Stock Units shall be granted, the number of Restricted Stock Units to be granted to each Participant, the duration of the period during which, and the conditions under which, the Restricted Stock Units may be forfeited to the Company, and the other terms and conditions of such Awards, including, but not limited to, determining whether the vesting of any such Award may be, in whole or in part, subject to the attainment of one or more Performance Goals.

(i) *Form of Payment.* The Restricted Stock Unit may provide for cash payment to the Participant equal to the value of the underlying Shares or for the transfer of a number of Shares either immediately following the date the Restricted Stock Unit is vested or at such later date as may be specified at the time the Restricted Stock Unit was granted. The time and manner of payment of cash or delivery of Shares upon settlement of a Restricted Stock Unit shall be specified in the Award Agreement as a date certain and/or pursuant to any payment event permitted under Section 409A of the Code and any guidance issued thereunder.

(ii) *Transfer Restrictions.* Restricted Stock Units may not be sold, assigned, transferred, pledged or otherwise encumbered, except as provided in the Plan or the applicable Award Agreement.

(iii) *Dividend Equivalent Rights.* Holders of Restricted Stock Units shall have no rights as stockholders of the Company. The Compensation Committee in its sole discretion may provide in an Award Agreement that the holder of such Restricted Stock Units shall be entitled to receive, upon the Company's payment of a cash or stock dividend on its outstanding Shares, a cash payment for each Restricted Stock Unit held equal to the per-Share dividend paid on the Shares ("dividend equivalent rights"), provided that such dividend equivalent rights shall be specified in the Award Agreement and shall comply with Section 409A of the Code and any guidance issued thereunder.

Section 9. **Stock Award.** In the event that the Compensation Committee grants a Stock Award, a certificate for the shares of Company Stock comprising such Stock Award shall be issued in the name of the Participant to whom such grant was made and delivered to such Participant as soon as practicable after the date on which such Stock Award is payable.

Section 10. **Other Stock-Based Awards.** Other Stock-Based Awards, the form of which is to be determined by the Compensation Committee, shall be valued in whole or in part by reference to or otherwise based on Shares. Other Stock-Based Awards may be granted either alone or in addition to other Awards under the Plan. Subject to the provisions of the Plan, the Compensation Committee shall have sole and complete authority to determine the Participants to whom and the time or times at which such Other Stock-Based Awards shall be granted, the number of Shares to be made subject to such Other

Stock-Based Awards and all other conditions of such Other Stock-Based Awards, including, but not limited to, determining whether the vesting or payment of any portion of any such Other Stock-Based Award will be subject to the attainment of one or more Performance Goals.

Section 11. **Amendment and Termination.**

(a) *Amendments to the Plan.* The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided that no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement, including for these purposes any approval requirement with which the Board deems it necessary or desirable to qualify or comply; and provided, further, that no amendment to the Plan shall be made without stockholder approval if such amendment (i) affects the number of shares available under the Plan for the grant of Options, on the one hand, or Awards other than Options, on the other hand, (ii) extends the maximum 10-year term of Options or Awards granted hereunder or (iii) permits the Plan to issue Options or SARs with a per Share exercise price that is less than 100% of the Fair Market Value of the Shares on the date of grant of such Option or SAR. Notwithstanding anything to the contrary herein, the Compensation Committee may amend the Plan in such manner as may be necessary so as to have the Plan conform with local rules and regulations in any jurisdiction outside the United States.

(b) *Amendments to Awards.* The Compensation Committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would impair the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary.

(c) *Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events.* The Compensation Committee is hereby authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4(b) hereof) affecting the capitalization of the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or of changes in applicable laws, regulations, or accounting principles, whenever the Compensation Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

(d) *Cancellation.* Any provision of this Plan or any Award Agreement to the contrary notwithstanding, the Compensation Committee may cause any Award granted hereunder to be cancelled in consideration of a cash payment or alternative Award made to the holder of such cancelled Award equal in value to the Fair Market Value of such cancelled Award.

Section 12. **General Provisions.**

(a) *Nontransferability.*

(i) Each Award, and each right under any Award, shall be exercisable only by the Participant during the Participant's lifetime.

(ii) No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant otherwise than by will or by the laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Affiliate; provided that the designation by a Participant of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance. Notwithstanding the foregoing, during the Participant's lifetime, the Compensation Committee may, in its sole discretion, permit the transfer of certain Awards by a Participant to a Permitted Transferee, subject to any conditions that the Compensation Committee may prescribe, provided that no such transfer by any Participant may be made in exchange for consideration.

(b) *Compliance with Guidelines.* Awards granted to directors and officers of the Company may, in the Compensation Committee's discretion, be subject to such additional terms and conditions as the

Compensation Committee deems desirable for purposes of compliance with any equity ownership guidelines that the Company may establish for its directors and certain of its officers from time to time.

(c) *No Rights to Awards.* No employee or director of the Company, or any Participant or other Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants, or holders or beneficiaries of Awards. The terms and conditions of Awards need not be the same with respect to each recipient.

(d) *Share Certificates.* All certificates for Shares or other securities of the Company or any Affiliate delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Compensation Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which such Shares or other securities are then listed, and any applicable Federal or state laws, and the Compensation Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(e) *Withholding.* Whenever cash is to be paid pursuant to an Award, the Company shall have the right to deduct therefrom an amount sufficient to satisfy any Federal, state and local withholding tax requirements related thereto. Whenever Shares are to be delivered pursuant to an Award, the Company shall have the right to require the Participant to remit to the Company an amount sufficient to satisfy any federal, state and local withholding tax requirements related thereto. Subject to the approval of the Compensation Committee, a Participant may satisfy the foregoing requirement by electing to have the Company withhold from delivery Shares or by delivering already owned unrestricted Shares that have been held for at least six months, in each case, having a value equal to the minimum amount of tax required to be withheld. Such Shares shall be valued at their Fair Market Value on the date as of which the amount of tax to be withheld is determined. To the extent permitted under applicable law, the Compensation Committee may provide for additional cash payments to holders of Awards to defray or offset any tax arising from the grant, vesting or exercise of any Award.

(f) *Award Agreements.* Each Award hereunder shall be evidenced by an Award Agreement which shall be delivered to the Participant and shall specify the terms and conditions of the Award and any rules applicable thereto, including, but not limited to, the effect on such Award of the death, retirement or other termination of employment of a Participant and the effect, if any, of a change in control of the Company. To the extent an Award is considered "deferred compensation" within the meaning of Section 409A of the Code, the terms and conditions specified under the Award Agreement shall comply with any requirements under Section 409A of the Code and any guidance issued thereunder. Notwithstanding the generality of the foregoing, each Award Agreement shall provide that if a Participant's employment is terminated for Cause, any outstanding Awards then held by such Participant (or such Participant's Permitted Transferee(s)) shall be immediately forfeited and cancelled.

(g) *Section 409A of the Code.* It is the intention of the Company that this Plan be exempt from, or if not so exempt, comply with, the requirements of Section 409A of the Code and any guidance issued thereunder, including without limitation the six month delay for payments of deferred compensation to "key employees" upon separation from service pursuant to Section 409A(a)(2)(B)(i) of the Code (if applicable), and the Plan shall be interpreted, operated and administered accordingly. Notwithstanding any provision of the Plan, to the extent that any Award would be subject to Section 409A of the Code, no such Award may be granted if it would fail to comply with the requirements set forth in Section 409A of the Code. To the extent that the Committee determines that the Plan or any Award is subject to Section 409A of the Code and fails to comply with the requirements of Section 409A of the Code, notwithstanding anything to the contrary contained in the Plan or in any Award Agreement, the Committee, reserves the right to amend or terminate the Plan and/or amend, restructure, terminate or replace the Award in order to cause the Award to either not be subject to Section 409A of the Code or to comply with the applicable provisions of such section. In addition, for each Award subject to Section 409A of the Code, a termination of employment or service with the Company and its subsidiaries or affiliates shall be deemed to have occurred under the Plan with respect to such award on the first day on which an individual has experienced a "separation from service" within the meaning of Section 409A of the Code.

(h) *No Limit on Other Compensation Arrangements.* Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other compensation arrangements, which may, but need not, provide for the grant of options, restricted stock, Shares and other types of Awards provided for hereunder (subject to stockholder approval if such approval is required), and such arrangements may be either generally applicable or applicable only in specific cases.

(i) *No Right to Employment.* The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ or service of the Company or any Affiliate. Further, the Company or an Affiliate may at any time dismiss a Participant from employment or service, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement.

(j) *No Rights as Stockholder.* Subject to the provisions of the applicable Award, no Participant or holder or beneficiary of any Award shall have any rights as a stockholder with respect to any Shares to be distributed under the Plan until he or she has become the holder of such Shares. Notwithstanding the foregoing, in connection with each grant of Restricted Stock hereunder, the applicable Award shall specify if and to what extent the Participant shall not be entitled to the rights of a stockholder in respect of such Restricted Stock.

(k) *Governing Law.* The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan and any Award Agreement shall be determined in accordance with the laws of the State of Delaware.

(l) *Severability.* If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Compensation Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Compensation Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(m) *Other Laws.* The Compensation Committee may refuse to issue or transfer any Shares or other consideration under an Award if, acting in its sole discretion, it determines that the issuance or transfer of such Shares or such other consideration might violate any applicable law or regulation, and any payment tendered to the Company by a Participant, other holder or beneficiary in connection with the exercise of such Award shall be promptly refunded to the relevant Participant, holder or beneficiary. Without limiting the generality of the foregoing, no Award granted hereunder shall be construed as an offer to sell securities of the Company, and no such offer shall be outstanding, unless and until the Compensation Committee in its sole discretion has determined that any such offer, if made, would be in compliance with all applicable requirements of the U.S. federal securities laws.

(n) *No Trust or Fund Created.* Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

(o) *No Fractional Shares.* No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Compensation Committee shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be cancelled, terminated, or otherwise eliminated.

(p) *Headings.* Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

Section 13. **Term of the Plan.**

(a) *Effective Date.* The Plan was originally effective as of the date of its approval by the stockholders of the Company, May 23, 2005 (the "Original Effective Date"). This amended and restated Plan shall be effective as of the date of its approval by the stockholders of the Company, May 14, 2008 (the "Effective Date").

(b) *Expiration Date.* No Award shall be granted under the Plan after the tenth anniversary of the Effective Date. Unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award granted hereunder may, and the authority of the Board or the Compensation Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award or to waive any conditions or rights under any such Award shall, continue after the tenth anniversary of the Effective Date.

THE WARNACO GROUP, INC.
INCENTIVE COMPENSATION PLAN

1. Purpose. The purpose of this The Warnaco Group, Inc. Incentive Compensation Plan is to align the interests of key Company employees and consultants with those of the stockholders of the Company by encouraging Participants to achieve goals intended to increase stockholder value.

2. Definitions. The following terms, as used herein, shall have the following meanings:

(a) 'Award' shall mean an incentive compensation award, granted pursuant to the Plan, which is contingent upon the attainment of Performance Factors with respect to a Performance Period.

(b) 'Board' shall mean the Board of Directors of the Company.

(c) 'Change of Control' shall mean the occurrence of any of the following events: (A) any 'person' (as such term is used in Sections 3(a)(9) and 13(d) of the Exchange Act or group of persons acting jointly or in concert, but excluding a person who owns more than 5% of the outstanding shares of the Company as of the Effective Date, becomes a 'beneficial owner' (as such term is used in Rule 13d-3 promulgated under the Exchange Act) of more than 50% of the Voting Stock of the Company; (B) all or substantially all of the assets of the Company are disposed of pursuant to a merger, consolidation or other transaction (unless the stockholders of the Company immediately prior to such merger, consolidation or other transaction beneficially own, directly or indirectly, in substantially the same proportion as they owned the Voting Stock of the Company, all of the Voting Stock or other ownership interests of the entity or entities, if any, that succeed to the business of the Company); or (C) approval by the stockholders of the Company of a complete liquidation or dissolution of the Company taxed under Section 331 of the Code or with the approval of a bankruptcy court pursuant to Section 503(b)(1)(A) of Title 11 of the U.S. Bankruptcy Code. Notwithstanding the foregoing, with respect to each Award subject to Section 409A of the Code, a Change of Control shall be deemed to have occurred under this Plan with respect to such Award only if the Change of Control is a "change in control event" (within the meaning of Treasury Regulation Section 1.409A-3(i)(5)).

(d) 'Code' shall mean the Internal Revenue Code of 1986, as amended.

(e) 'Committee' shall mean the Compensation Committee of the Board or such other committee as may be appointed by the Board to administer the Plan in accordance with Section 3 of the Plan.

(f) 'Common Stock' shall mean the common stock of the Company, par value $0.01 per share.

(g) 'Company' shall mean The Warnaco Group, Inc., a Delaware corporation, or any successor corporation.

(h) 'Covered Employee' shall have the meaning set forth in Section 162(m)(3) of the Code.

(i) 'Disability' shall mean permanent disability as determined pursuant to the long-term disability plan or policy of the Company or its Subsidiaries in effect at the time of such disability and applicable to a Participant.

(j) 'Division' shall mean any of the Company's operating units, as they exist from time to time.

(k) 'Effective Date' shall mean, subject to stockholder approval of the Plan, December 30, 2007.

(l) 'Net Controllable Cash Flow' shall mean, with respect to a Division for any fiscal year: the sum of (1) such Division's EBITDA (as defined in Section 2(n)), plus (2) any (increase) or decrease in accounts receivable, plus (3) any (increase) or decrease in inventory, plus (4) any (increase) or decrease in prepaid expense, plus (5) any increase or (decrease) in accounts payable or accrued expenses, minus (6) capital expenditures.

(m) 'Participant' shall mean a key employee of or consultant to the Company or any Subsidiary, or the company who is the employer of a consultant to the Company, who is, in any case, selected to participate herein pursuant to Section 4 of the Plan.

(n) 'Performance Factors' shall mean the criteria and objectives, determined by the Committee, which must be met during the applicable Performance Period as a condition of a Participant's receipt of payment with respect to an Award. Performance Factors may include any or all of the following or any combination thereof: gross margin; operating margin; revenue growth; Net Controllable Cash Flow; free cash flow; operating cash flow; earnings per share (which may include the manner in which such earnings goal was met); earnings before all or any of interest, taxes, depreciation and/or amortization ('EBIT', 'EBITA' or 'EBITDA'); economic value added; cash-flow return on investment; net income; total stockholder return; return on investment; return on equity; return on assets; or any increase or decrease of one or more of the foregoing over a specified period. Such Performance Factors may relate to the performance of the Company, a Subsidiary, a Division or any portion of the business, product line, or any combination thereof and may be expressed on an aggregate, per share (outstanding or fully diluted) or per unit basis. Where applicable, the Performance Factors may be expressed in terms of attaining a specified level of the particular criteria, the attainment of a percentage increase or decrease in the particular criteria, or may be applied to the performance of the Company, a Subsidiary, a Division, a business unit, a product line, or any combination thereof, relative to a market index, a group of other companies (or their subsidiaries, business units or product lines), or a combination thereof, all as determined by the Committee.

Performance factors may include a threshold level of performance below which no payment will be made, levels of performance below the target level but above the threshold level at which specified percentages of the award shall be paid, a target level of performance at which the full award will be paid, levels of performance above the target level but below the maximum level at which specified multiples of the Award shall be paid, and a maximum level of performance above which no additional payment shall be made. Performance Factors may also specify that payments for levels of performances between specified levels will be interpolated.

(o) 'Performance Period' shall mean the period commencing on the first day of each fiscal year of the Company and ending on the last day of each fiscal year of the Company during the term of the Plan; provided that a Performance Period for a Participant who becomes employed by the Company or its Subsidiaries following the commencement of a Performance Period may be a shorter period that commences with the date of the commencement of such employment.

(p) 'Plan' shall mean The Warnaco Group, Inc. Incentive Compensation Plan.

(q) 'Retirement' shall mean a Participant's approved separation from service following attainment of age 60 with five years of service with the Company or its Subsidiaries.

(r) 'Subsidiary' shall mean any company, partnership, limited liability company, business or entity (other than the Company) of which at least 50% of the combined voting power of its voting securities is, or the operations and management are, directly or indirectly controlled by the Company.

(s) 'Voting Stock' shall mean the capital stock of any class or classes having general voting power, in the absence of specified contingencies, to elect the directors of the Company.

3. Administration. The Plan shall be administered by the Committee. The Committee shall have the authority in its sole discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to grant Awards; to determine the persons to whom and the time or times at which Awards shall be granted; to determine the terms, conditions, restrictions and Performance Factors relating to any Award; to determine whether, to what extent, and under what circumstances an Award may be settled, cancelled, forfeited, or surrendered; to make adjustments in the Performance Factors in recognition of unusual or non-recurring events affecting the Company or its Subsidiaries or the financial statements of the Company or its Subsidiaries, or in response to changes in applicable laws, regulations or accounting principles; to construe and interpret the Plan and any Award; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of Awards (including provisions

relating to a Change of Control); and to make all other determinations deemed necessary or advisable for the administration of the Plan. Without limiting the generality of the foregoing, the Committee shall have the sole discretion to determine whether, or to what extent, Performance Factors are achieved; provided, however, that the Committee shall have the authority to make appropriate adjustments (if any) in Performance Factors under an Award to reflect the impact of extraordinary items not reflected in such goals. For purposes of the Plan, extraordinary items shall be defined as (1) any profit or loss attributable to acquisitions or dispositions of stock or assets, (2) any changes in accounting standards or treatments that may be required or permitted by the Financial Accounting Standards Board or adopted by the Company or its Subsidiaries after the goal is established, (3) all items of gain, loss or expense for the year related to restructuring charges for the Company or its Subsidiaries, (4) all items of gain, loss or expense for the year determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business, (5) all items of gain, loss or expense for the year related to discontinued operations that do not qualify as a segment of a business as defined in APB Opinion No. 30 (or successor literature), (6) the impact of unplanned extraordinary capital expenditures, (7) the impact of share repurchases and other changes in the number of outstanding shares, and (8) such other items as may be prescribed by Section 162(m) of the Code and the Treasury Regulations thereunder as may be in effect from time to time, and any amendments, revisions or successor provisions and any changes thereto.

The Committee shall consist of two or more persons, each of whom shall be an 'outside director' within the meaning of Section 162(m) of the Code. All decisions, determinations and interpretations of the Committee shall be final and binding on all persons, including the Company and the Participant (or any person claiming any rights under the Plan from or through any Participant).

Subject to Section 162(m) of the Code, or as otherwise required for compliance with other applicable law, the Committee may delegate all or any part of its authority under the Plan.

4. Eligibility. Awards may be granted to Participants in the sole discretion of the Committee, after consultation with the Company's Chief Executive Officer. In determining the Participants, the Committee shall take into account such factors as the Committee shall deem relevant in connection with accomplishing the purposes of the Plan. Participants who become employed by or begin to provide services to the Company or its Subsidiaries after the beginning of a Performance Period will participate in the Plan on a pro rata basis with respect to that Performance Period. Participants who become employed by or begin to provide services to the Company or its Subsidiaries after the expiration of 75% of a Performance Period will not be eligible to participate in the Plan with respect to that Performance Period.

5. Terms of Awards. Awards granted pursuant to the Plan shall be communicated to Participants in such form as the Committee shall from time to time approve and the terms and conditions of such Awards shall be set forth therein.

(a) In General. On or prior to the date on which 25% of a Performance Period has elapsed, the Committee shall specify in writing, by resolution of the Committee or other appropriate action, the Participants for such Performance Period and the Performance Factors applicable to each Award for each Participant with respect to such Performance Period. Unless otherwise provided by the Committee in connection with specified terminations of employment, payment in respect of Awards shall be made only if and to the extent the minimum Performance Factors with respect to such Performance Period are attained.

(b) Special Provisions Regarding Awards. Notwithstanding anything to the contrary contained in this Section 5, in no event shall payment in respect of Awards granted for a Performance Period be made to a Participant who is a Covered Employee in an amount that exceeds $5 million. The Committee may at its discretion increase, other than with respect to a Participant who is a Covered Employee, or decrease the amount of an Award payable upon attainment of the specified Performance Factors which would otherwise be payable with respect to such Award, based on, among other things, the Committee's assessment of the Participant's contribution to the long-term health of the Company.

(c) Time and Form of Payment. Unless otherwise determined by the Committee, all payments in respect of Awards granted under this Plan shall be made in cash no earlier than the first 30 days and no later than the first 120 days of the fiscal year following the end of the Performance Period. In the case of Participants who are Covered Employees, unless otherwise determined by the Committee, such payments shall be made only after achievement of the relevant Performance Factor(s) has been certified by the Committee. Unless otherwise provided by the Committee, and except as set forth in Section 7(g) (a Participant's death, Disability or Retirement), a Participant must be actively employed by or providing services to the Company or its Subsidiaries at the time Awards are generally paid with respect to a Performance Period in order to be eligible to receive payment in respect of such Award.

6. Term. Subject to the approval of the Plan by the holders of a majority of the Common Stock represented and voting on the proposal at the annual meeting of Company stockholders to be held in 2008 (or any adjournment thereof), the Plan shall be effective as of December 30, 2007 and shall continue in effect until the fifth anniversary of the date of such stockholder approval, unless earlier terminated as provided below.

7. General Provisions.

(a) Compliance with Legal Requirements. The Plan and the granting and payment of Awards, and the other obligations of the Company under the Plan shall be subject to all applicable federal and state laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required.

(b) Nontransferability. Awards shall not be transferable by a Participant except upon the Participant's death following the end of the Performance Period but prior to the date payment is made, in which case the Award shall be transferable in accordance with any beneficiary designation made by the Participant in accordance with Section 7(k) below or, in the absence thereof, by will or the laws of descent and distribution.

(c) No Right To Continued Employment or Service. Nothing in the Plan or in any Award granted pursuant hereto shall confer upon any Participant the right to continue in the employ of the Company or any of its Subsidiaries or to be entitled to any remuneration or benefits not set forth in the Plan or to interfere with or limit in any way whatever rights otherwise exist of the Company or its Subsidiaries to terminate such Participant's employment or service or change such Participant's remuneration.

(d) Withholding Taxes and Section 409A of the Code. Where a Participant or other person is entitled to receive a payment pursuant to an Award hereunder, the Company shall have the right either to deduct from the payment, or to require the Participant or such other person to pay to the Company prior to delivery of such payment, an amount sufficient to satisfy any federal, state, local or other withholding tax requirements related thereto. It is the intention of the Company that this Plan be exempt from, or if not so exempt, comply with, the requirements of Section 409A of the Code and any guidance issued thereunder, including without limitation the six month delay for payments of deferred compensation to "key employees" upon separation from service pursuant to Section 409A(a)(2)(B)(i) of the Code (if applicable), and the Plan shall be interpreted, operated and administered accordingly. To the extent that the Committee determines that the Plan or any Award is subject to Section 409A of the Code and fails to comply with the requirements of Section 409A of the Code, notwithstanding anything to the contrary contained in the Plan or in any Award Agreement, the Committee, reserves the right to amend or terminate the Plan and/or amend, restructure, terminate or replace the Award in order to cause the Award to either not be subject to Section 409A of the Code or to comply with the applicable provisions of such section.

(e) Amendment, Termination and Duration of the Plan. The Board or the Committee may at any time and from time to time alter, amend, suspend, or terminate the Plan in whole or in part; provided that, no amendment that requires stockholder approval in order for the Plan to continue to comply with Code Section 162(m) shall be effective unless the same shall be approved by the requisite vote of the stockholders of the Company. Notwithstanding the foregoing (but subject to Section 7(j)), no amendment shall affect adversely any of the rights of any Participant under any Award following the grant of such Award, provided that neither an adjustment of an Award (as contemplated by Section 3) nor the exercise of the Committee's discretion pursuant to Section 5(b) to reduce the amount of an Award shall not be deemed an impermissible amendment of the Plan or an Award.

(f) Participant Rights. No Participant shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment for Participants.

(g) Death, Disability and Retirement. Unless otherwise provided by the Committee, if a Participant's employment or service is terminated as result of death, Disability or Retirement prior to the end of the Performance Period, such Participant shall receive a pro rata portion of the Award that such Participant would have received with respect to the applicable Performance Period (provided, with respect to the Participant's Retirement, the Performance Factors had been met for such Performance Period), which shall be payable at the time payment is made to other Participants in respect of such Performance Period.

(h) Unfunded Status of Awards. The Plan is intended to constitute an 'unfunded' plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company.

(i) Governing Law. The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Delaware without giving effect to the conflict of laws principles thereof.

(j) Effective Date. The Plan shall take effect upon its adoption by the Board; provided, however, that the Plan shall be subject to the requisite approval of the stockholders of the Company in order to comply with Section 162(m) of the Code. In the absence of such approval, the Plan (and any Awards made pursuant to the Plan prior to the date of such approval) shall be null and void.

(k) Beneficiary. A Participant may file with the Committee a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Participant and an Award is payable to the Participant's beneficiary pursuant to Section 7(b), the executor or administrator of the Participant's estate shall be deemed to be the grantee's beneficiary.

(l) Interpretation. The Plan is designed and intended to comply, to the extent applicable, with Section 162(m) of the Code, and all provisions hereof shall be construed in a manner to so comply.

(m) Change of Control. Except as otherwise provided under the terms of this Plan, upon the occurrence of a Change of Control, the Company shall pay to each Participant, within 30 days following such Change of Control, a pro rata portion of the Award that each Participant would have received with respect to the applicable Performance Period, had the Performance Factors been achieved at 100% of target level.

Dear Fellow Shareholders:



For Warnaco, 2007 was a very strong year. Annual revenues increased 12% to $1.9 billion, and net income increased 56% to $79 million. We outperformed many of our peers and Warnaco shareholders were rewarded with a 34% increase in share price for the year.

Our solid performance reflected the continued successful execution of our strategy to evolve the Company into a global apparel leader by stretching our geographic footprint, expanding through leading retail partners and growing our direct-to-consumer network. This strategy served us especially well in a year of further retail consolidation and domestic economic challenge. Since we acquired the Calvin Klein® Jeans and related businesses in Europe and Asia two years ago, our international sales have increased from under 30% to almost half of our total, and our direct-to-consumer revenues have increased from 6 to 18%. In the process, we have built an effective global infrastructure and the business platform we need to support our future growth.

We remain focused on our long-term strategic objectives and committed to directing our resources to those businesses and brands with the greatest potential for growth and profitability. In 2007, this led to the acquisition of several new Calvin Klein licenses, the divesture of several designer swim brands and an intimate apparel brand and our exit from direct manufacturing. These initiatives leave us well positioned for future growth at even higher rates of profitability.

Calvin Klein—Power Brand, Global Reach
Calvin Klein continues to drive our growth. In 2007, our Calvin Klein revenues increased by 24% to $1.2 billion, accounting for two-thirds of the Company's total.

The growth was driven primarily by international and direct-to-consumer expansion. Our products are widely distributed at wholesale and retail in approximately 110 countries, including 740 retail points of sale which are directly operated by our Company.

We expanded our Calvin Klein portfolio with the acquisition of new rights and licenses that have the potential to add meaningful revenue over the next several years. They include retail rights for accessories in Europe, Asia and Latin America, global e-commerce rights for Calvin Klein Jeans and Calvin Klein Jeans accessories and rights to Calvin Klein Golf Apparel in Asia, our fastest growing region.

Calvin Klein Underwear
It was an outstanding year for Calvin Klein Underwear, powered by growth in our direct-to-consumer business, robust international performance, and the highly successful global launch of Calvin Klein Steel.

With the introduction of Calvin Klein Steel we continued the brand's heritage of creating innovative product supported by compelling marketing. The result was the largest launch in the history of Men's Calvin Klein Underwear, exceeding our expectations in all geographies.

As we move through 2008, we expect to add to our leadership position in the Men's business and increase our market share in Women's. Leveraging our leadership in design and marketing, and the strength of our global distribution platform, we expect to continue to grow this dynamic business.

Calvin Klein Jeans
It was also a great year for Calvin Klein Jeans. Revenues grew by a healthy 27% as we extended our international reach and expanded our direct-to-consumer footprint. We see significant opportunities to expand this powerful business further, as we leverage the strength of the brand, continue to increase direct-to-consumer sales, and take more advantage of less penetrated categories such as accessories.



A Note from Non-Executive Chairman Charles R. Perrin

In Fiscal 2007, Warnaco's Board of Directors remained committed to its mission of creating shareholder value by supporting management's strategic initiatives to position the Company as a global leader in the apparel industry. We recognize management's accomplishments in connection with the Company's execution of its strategy, its ongoing commitment to operational excellence and its responsibility as a global corporate citizen.

During the year, the Board met 8 times, and its committees collectively met 27 times demonstrating our continuing commitment to the Company and the maintenance of the highest standard of corporate governance.

Looking forward, macroeconomic conditions may present us with challenges as well as opportunities. The Company's unique global profile differentiates us among our industry peers and positions us to better withstand any adverse effects caused by the prospect of a weak domestic economy.

The Board's diverse composition remains a significant asset to the Company. We are a multi-disciplined group with a broad range of experiences and viewpoints. We bring fresh perspectives to discussions of the challenges and opportunities that management encounter as they position the Company for continued success.

As always, we appreciate your input and invite you to communicate with us at Board@Warnaco.com.

Looking Ahead

Our goal remains to double our Calvin Klein revenues in the next five years, primarily by expanding internationally and growing our direct-to-consumer segment.

Globally, we generated double-digit growth in all major foreign countries as our international revenues grew to 48% of the Company total and we see significant opportunities for further growth in Asia, Europe and the Americas. In 2007, our business in China grew by over 72% and we recorded a 43% increase in Europe, led by Italy, Spain and Russia. We have the regional platforms and the infrastructure we need to further develop our businesses, and we expect international operations to generate more than 50% of total Company revenues in fiscal 2008.

Our direct-to-consumer Calvin Klein business is integral to our strategy—it is a high margin channel that not only adds to our revenues, but also enhances our presence in the markets we serve.

Overall, our direct-to-consumer revenues rose 37% in 2007. We opened 85,000 square feet of new retail space, and we expect to add another 80,000 square feet in 2008. We anticipate direct-to-consumer revenues will continue to grow to more than 25% of the Company's total over time.

Strengthening the Core

Our focus in 2007 was to improve the profitability of our swimwear, Chaps®, and core intimates brands.

Swimwear

We announced new leadership in our Swimwear Group. Helen McCluskey, our Group President, Intimate Apparel, was given the added responsibility of global management of our Swimwear brands.

To improve the Group's productivity as well as profitability, we decided to exit our owned manufacturing operations and the designer swim brands, other than Calvin Klein Swim.

With these moves we feel we are now better positioned for future profitability in this segment.

While fiscal 2007 was a challenging year for Speedo®, the brand retained its leadership position in racing and competitive swim. Speedo continued to enjoy strong demand for its performance products from sporting goods stores and our unique team dealer network. The strategic decision we made to exit owned manufacturing will position the brand for improved profitability.

With interest generated by the excitement of the upcoming Beijing Olympics, Speedo's dominant market position, and focused operating discipline, we are looking forward to better results in 2008 and beyond.

Chaps

We returned the Chaps business to targeted levels of profitability in 2007, while building on its brand equity with our retail partners and consumers.

It is well positioned in its primary distribution channel, and we expect it to contribute to the Company's overall operating income in the years ahead.

Core Intimate Apparel

Our Core Intimate Apparel segment had a very good year. Revenue and operating income increased and we experienced improvements in all our key metrics.

Our focus on superior product drove share gains in Warner's® and Olga®, both of which outperformed a flat moderate bra market. While we expect the domestic bra market to remain challenged, we believe that our business will prosper, as we continue to deliver differentiated product to our partners and consumers.

Beyond Business

In 2007, we focused attention on Warnaco's broader responsibility as a global citizen. We are committed to finding ways to make differences in the lives of those we touch and we have launched initiatives to enable us to achieve our objectives.

We have introduced a number of initiatives including the creation of the Warnaco Foundation to support our goals. The mission of the Warnaco Foundation is to benefit future generations in the communities in which we live and work by pledging our time, energy, and financial resources to the initiatives that we support. With respect for the environment, our project green team continues to look for ways to produce and deliver our products in more environmentally conscious ways.

Outlook

In 2008 and beyond we will continue to pursue our key strategies to grow our Calvin Klein business, expand internationally, and broaden our direct-to-consumer platform. Our strong balance sheet and cash generation will permit us to explore new business and acquisition opportunities that complement our core competencies and offer compelling global growth potential.

The passion and dedication of our 4,656 associates around the world was an integral part of our success in 2007. With their continuing support, we believe 2008 will be another year of significant accomplishment and increased value for all Warnaco stakeholders.

Sincerely,



Joseph R. Gromek
President and Chief Executive Officer






Calvin Klein is a powerful lifestyle brand. Our products are distributed both at wholesale and retail in approximately 110 countries, with a worldwide footprint that's getting bigger all the time. We added the Calvin Klein Jeans and related businesses in Europe and Asia in 2006. Late in 2007, we acquired several new licenses including the retail rights for accessories in Europe, Asia and Latin America, global e-commerce rights for Calvin Klein Jeans and Calvin Klein Jeans accessories and rights to Calvin Klein Golf Apparel in Asia. Now, we are further expanding the brand's presence in emerging markets that include China, Russia, Eastern Europe and Latin America.

Operating direct-to-consumer points of distribution is a key element of Warnaco's growth strategy. In 2007, we added 85,000 square feet of new Company-owned retail space, to bring us to 350,000. We plan to add another 80,000 square feet in 2008, as we head toward our goal of direct-to-consumer revenues of 25% of the Company's total.





International Expansion

Retail Opportunities



UNDER WEAR



Calvin Klein
underwear

Calvin Klein Underwear is the world's leading designer underwear brand, with sales that crossed the $500 million mark in 2007. Supported by a marketing campaign featuring Oscar-nominated actor Djimon Hounsou, the fall's Calvin Klein Steel launch was the biggest in our Men's history, exceeding all expectations in every geography and setting the standard for future campaigns. Powered by the high quality of our design and marketing, and the strength of our global distribution, it is a business with the potential to double over the next five years.

Exceeding Expectations





Universal Appeal

08

Fiscal 2007 was a great year for Calvin Klein Jeans, highlighted by significant revenue growth that was driven by strong international demand and direct-to-consumer expansion.

Calvin Klein Jeans has developed into a lifestyle brand with an extended category offering in sportswear and accessories. Its universal appeal is a tremendous asset for the company. We are taking advantage of the strength of the brand by expanding in existing markets and increasing our presence in emerging markets.

With the continued expansion of our existing business platform along with the acquisition of new rights and licenses we are well positioned to continue to grow the business and increase profitability.

Calvin Klein Jeans


Calvin Klein Jeans





A Competitive Edge

Speedo is one of the world's most familiar swimwear names—the dominant brand and innovative leader in competitive swimming.

Fiscal 2007 was a challenging year for the business. Operating results were impacted by restructuring and the exit from direct swimwear manufacturing, as well as a decline in revenues. However, we retained our leadership position in competitive swim, with growth in sporting goods stores and our unique team dealer network.

To reinforce our leadership position, we launched the Speedo LZR Racer, the first fully bonded swimsuit and—based on independent testing—the world's fastest.

Our priorities for 2008 are improving profitability through operational execution and capitalizing on the Beijing Olympics. In that context, we are putting new processes in place and have already had enthusiastic responses to new fixturing packages and Olympic-themed merchandise.

speedo®



11


CHAPS
EST. 1978





Chaps did very well in 2007, as we successfully implemented initiatives to improve the profitability of the business and to build on our position as a leading resource in the moderate men's sportswear arena. Revenues dipped slightly while operating income nearly doubled, driven by improved product offerings, increased penetration of higher margin merchandise categories and better pricing.

We continued to build Chaps brand equity with our retail partners and consumers by investing in product design and quality, and enhancing the point-of-sale shopping experience with new fixturing and lifestyle visual presentations that further engage the consumer and improve sales productivity.

Building the Brand





A Distinct Advantage

Led by our Warner's and Olga brands, our core intimates business had a very good year in 2007, as its operating income grew by 22%.

Both Warner's and Olga gained market share with retail sales increases that were well ahead of the moderate bra market. Reflecting the strength and success of our product strategy and our products' distinct advantages, Warner's regained distribution with a major national chain after a four-year absence.

Our decision to sell the Lejaby business and its related manufacturing operations enabled us to complete our transition to an outsourced business model.

warner's Olga. olga's christina




dkny





The Warnaco Foundation: Making a Global Impact

WF
WARNACO
FOUNDATION

As a global apparel leader, Warnaco takes seriously its roles in the community and its broader responsibility as a global citizen. We are committed to finding ways to make differences in the lives of those we touch and we have launched initiatives to enable us to achieve our objectives.

In 2007, we established The Warnaco Foundation, the cornerstone of the Company's integrated platform of social responsibility. The mission of the Warnaco Foundation is to benefit future generations in the communities in which we live and work by pledging our time, energy, and financial resources to the initiatives that we support.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 29, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER: 1-10857

THE WARNACO GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	**95-4032739**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

501 Seventh Avenue
New York, New York 10018
(Address of principal executive offices)

Registrant's telephone number, including area code: (212) 287-8000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 29, 2007 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of the registrant's Common Stock (the only common equity of the registrant) held by non-affiliates was $1,759,606,208, based upon the last sale price reported for such date on the NASDAQ Global Select Market.

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☒ No ☐

The number of shares outstanding of the registrant's Common Stock, par value $.01 per share, as of February 15, 2008: 45,135,161.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Part III of this report is incorporated by reference from the Proxy Statement of the registrant relating to the 2008 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days of the Fiscal 2007 year-end.

THE WARNACO GROUP, INC.
2007 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

Item 1. *Business.*

Introduction

The Warnaco Group, Inc. ("Warnaco"), a Delaware corporation organized in 1986 (collectively with its subsidiaries, the "Company"), designs, sources, markets, licenses and distributes a broad line of intimate apparel, sportswear and swimwear worldwide. The Company's products are sold under several highly recognized brand names, including, but not limited to, *Calvin Klein®*, *Speedo®*, *Chaps®*, *Warner's®* and *Olga®*.

The Company's products are distributed domestically and internationally, primarily to wholesale customers through various distribution channels, including major department stores, independent retailers, chain stores, membership clubs, specialty and other stores, mass merchandisers and the internet, including such leading retailers as Macy's and other units of Federated Department Stores, J.C. Penney, Kohl's, Sears, Target, and Costco. In addition, the Company distributes its *Calvin Klein* branded products through dedicated *Calvin Klein* retail stores, and as of December 29, 2007, the Company operated 740 *Calvin Klein* retail stores worldwide (consisting of 56 full price free-standing stores, 68 outlet free-standing stores, one on-line store and 615 shop-in-shop/concession stores). There were also 388 *Calvin Klein* retail stores operated by third parties under retail licenses or franchise and distributor agreements. The Company also operates one *Speedo* on-line store. For the fiscal year ended December 29, 2007, approximately 51.7% of the Company's net revenues were generated from domestic sales and approximately 48.3% were generated from international sales.

The Company owns and licenses a portfolio of highly recognized brand names. The trademarks owned or licensed in perpetuity by the Company generated approximately 45% of the Company's revenues during Fiscal 2007. Brand names the Company licenses for a term generated approximately 55% of its revenues during Fiscal 2007. Owned brand names and brand names licensed for extended periods (at least through 2044) accounted for over 80% of the Company's net revenues in Fiscal 2007. The Company's highly recognized brand names have been established in their respective markets for extended periods and have attained a high level of consumer awareness.

The following table sets forth the Company's trademarks and licenses as of February 15, 2008:

Owned Trademarks (a)

Calvin Klein and formatives (beneficially owned for men's/women's/children's underwear, loungewear and sleepwear; see "Trademarks and Licensing Agreements")	*Warner's* *Olga* *BodyNancyGanz®/Bodyslimmers®* *Lejaby*(a) *Rasurel®*(a)

Trademarks Licensed in Perpetuity

Trademark	Territory
Speedo (b)	United States, Canada, Mexico, Caribbean Islands
Fastskin® (*secondary Speedo mark*)	United States, Canada, Mexico, Caribbean Islands

Trademarks Licensed for a Term

Trademark	Territory	Expires (j)
Calvin Klein (for men's/women's/juniors' jeans and certain jeans-related products) (c)	North, South and Central America	12/31/2044
CK/Calvin Klein Jeans (for retail stores selling men's/women's/juniors' jeans and certain jeans-related products and ancillary products bearing the Calvin Klein marks) (c)	Canada, Mexico and Central and South America	12/31/2044
CK/Calvin Klein (for bridge apparel, bridge accessories and retail stores selling bridge apparel and accessories) (d)	All countries constituting European Union, Norway, Switzerland Monte Carlo, Vatican City, Liechtenstein, Iceland and parts of Eastern Europe, Russia, Middle East and Africa	12/31/2046
CK/Calvin Klein (for retail stores selling bridge accessories and jeans accessories) (e)	Central and South America (excluding Mexico)	12/31/2044
	North America, Europe and Asia	12/31/2046
Calvin Klein and CK/Calvin Klein (for men's/women's/children's jeans and other related apparel as well as retail stores selling such items and ancillary products) (d)	Western Europe including Ireland, Great Britain, France, Monte Carlo, Germany, Spain, Portugal, Andorra, Italy, San Marino, Vatican City, Benelux, Denmark, Sweden, Norway, Finland, Austria, Switzerland, Lichtenstein, Greece, Cyprus, Turkey and Malta and parts of Eastern Europe, Russia, the Middle East and Africa, Japan, China, South Korea and "Rest of Asia" (Hong Kong, Thailand, Australia, New Zealand, Philippines, Taiwan, Singapore, Malaysia, Indonesia, New Guinea, Vietnam, Cambodia, Laos, Myanmar, Macau and the Federated State of Micronesia)	12/31/2046
CK/Calvin Klein (for independent or common internet sites for the sale of jeanswear apparel and jeanswear accessories) (e)	North America, Europe and Asia	12/31/2046
CK/Calvin Klein (for independent or common internet sites for the sale of jeanswear apparel and jeanswear accessories) (e)	Central and South America (excluding Mexico)	12/31/2044
Calvin Klein (for jeans accessories) (d)	All countries constituting European Union, Norway, Switzerland, Monte Carlo, Vatican City, Liechtenstein, Iceland and parts of Eastern Europe, Russia, Middle East, Africa and Asia	12/31/2046

Trademark	Territory	Expires (j)
Chaps (for men's sportswear, jeanswear, activewear, sport shirts and men's swimwear) (f)	United States, Canada, Mexico, Puerto Rico and Caribbean Islands	12/31/2018
Calvin Klein and CK/Calvin Klein (for women's and juniors' swimwear) (g)	Worldwide with respect to *Calvin Klein*; Worldwide in approved forms with respect to *CK/Calvin Klein*	12/31/2014
Calvin Klein (for men's swimwear) (g)	Europe (countries constituting European Union at May 1, 2004), Switzerland, Norway, United Arab Emirates, Saudi Arabia, Kuwait, Lebanon, Jordan, the West Bank, Egypt, Israel and Russia	12/31/2014
Lifeguard® (for wearing apparel excluding underwear and loungewear)	Worldwide (United States, Canada, Mexico, Caribbean Islands and all other countries where trademark filings are or will be made)	6/30/2030
Nautica (for women's swimwear, beachwear and accessories) (h)	United States, United States Virgin Islands, Canada, Mexico and Caribbean Islands	6/30/2008
Nautica (for women's swimwear and coordinating cover-ups) (h)	Australia, Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Italy, Latvia, Lithuania, Luxembourg, Netherlands, New Zealand, Norway, Poland, Portugal, Romania, Russia, Slovakia, Spain, Sweden, Switzerland, Turkey, Ukraine and United Kingdom	6/30/2008
Michael Kors® and MICHAEL Michael Kors® (for women's swimwear) (i)	Worldwide (excluding Japan)	6/30/2008

(a) During Fiscal 2007, the Company disposed of its *Ocean Pacific, Anne Cole, Cole of California®* and *Catalina* businesses. In addition, on February 14, 2008, the Company announced it had entered into an agreement with Palmers Textil AG to sell its *Lejaby* (including *Rasurel*) business. See "*—Acquisitions, Dispositions* and *Discontinued Operations*."

(b) Licensed in perpetuity from Speedo International, Ltd. ("SIL").

(c) Expiration date reflects a renewal option, which permits the Company to extend for an additional ten-year term through 12/31/2044 (subject to compliance with certain terms and conditions).

(d) In January 2006, the Company acquired the companies that operate the license and related wholesale and retail businesses of *Calvin Klein* Jeans and accessories in Europe and Asia and the *CK/Calvin Klein* "bridge" line of sportswear and accessories in Europe. See "*—Acquisitions, Dispositions and Discontinued Operations—CKJEA Acquisition.*" In connection with the acquisition, the Company acquired various exclusive license agreements. In addition, the Company entered into amendments to certain of its existing license agreements with Calvin Klein, Inc. (in its capacity as licensor). See "*—Trademarks and Licensing Agreements.*"

(e) By agreement dated January 31, 2008, the Company acquired the rights to operate *CK/Calvin Klein* retail stores for the sale of bridge and jeans accessories (in countries constituting Europe, Asia and Central and South America (excluding Mexico)) as well as the rights to operate *CK/Calvin Klein* independent or common internet sites for the sale of jeanswear apparel and jeanswear accessories in the Americas (excluding Mexico), Europe and Asia.

(f) Expiration date reflects two renewal options, each of which permits the Company to extend for an additional five-year term (subject to compliance with certain terms and conditions) for the trademark *Chaps* and the *Chaps* mark and logo.

(g) Expiration date reflects a renewal option, which permits the Company to extend for an additional five-year term (subject to compliance with certain terms and conditions).

(h) The Company will not renew the *Nautica* license in June 2008. See "*—Acquisitions, Dispositions* and *Discontinued Operations.*"

(i) The Company will not renew the *Michael Kors* license in June 2008. See "*—Acquisitions, Dispositions* and *Discontinued Operations.*"

(j) Assumes exercise of renewal option(s) (except for Nautica and Michael Kors, which the Company will not be renewing), as applicable.

The Company relies on its highly recognized brand names to appeal to a broad range of consumers. The Company's products are sold in over 100 countries throughout the world. The Company designs products across a wide range of price points to meet the needs and shopping preferences of male and female consumers across a broad age spectrum. The Company believes that its ability to service multiple domestic and international distribution channels with a diversified portfolio of products under widely recognized brand names at varying price points distinguishes it from many of its competitors and reduces its reliance on any single distribution channel, product, brand or price point.

The Company operates on a fiscal year basis ending on the Saturday closest to December 31. References in this Form 10-K to "Fiscal 2007" refer to the operations for the twelve months ended December 29, 2007. References to "Fiscal 2006" refer to the operations for the twelve months ended December 30, 2006. References to "Fiscal 2005" refer to operations for the twelve months ended December 31, 2005. References to "Fiscal 2004" refer to operations for the twelve months ended January 1, 2005. References to "Fiscal 2003" refer to the operations for the twelve months ended January 3, 2004 (comprising the operations of the Predecessor (as defined below) for the period January 5, 2003 to February 4, 2003 combined with operations of the Successor (as defined below) for the period February 5, 2003 to January 3, 2004).

Acquisitions, Dispositions and Discontinued Operations

CKJEA Acquisition

On January 31, 2006, the Company acquired 100% of the shares of the companies (the "CKJEA Business") that operate the wholesale and retail businesses of *Calvin Klein* jeanswear and accessories in Europe and Asia and the *CK/Calvin Klein* "bridge" line of sportswear and accessories in Europe (the "CKJEA Acquisition") from Fingen Apparel N.V., Fingen S.p.A., Euro Cormar S.p.A. and Calvin Klein, Inc. for total consideration of approximately €240 million (approximately $292 million), consisting of cash consideration of approximately €179 million (approximately $218 million) and assumption of indebtedness of approximately €60 million (approximately $73 million), net of cash acquired of approximately €14 million (total assumed debt aggregating approximately €74 million (approximately $90 million)). In addition, as of December 30, 2006, the Company had incurred professional fees and other related costs of approximately $8.5 million in connection with the acquisition. Approximately €37 million (approximately $45 million) of the assumed debt was repaid simultaneously with the closing, leaving approximately €37 million (approximately $45 million) of assumed debt outstanding. The CKJEA Acquisition was consummated pursuant to the terms and conditions of a Stock Purchase Agreement dated as of December 20, 2005 (as amended as of January 30, 2006). See *Note 2 of Notes to Consolidated Financial Statements.*

The Company acquired the CKJEA Business to expand the distribution of its *Calvin Klein* Jeans products to Europe and Asia.

The Company funded the acquisition using a combination of cash on hand and borrowings under a new $180 million term loan facility under the Amended and Restated Credit Agreement (as defined below). See *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Financing Arrangements—Revolving Credit Facility; Amended and Restated Credit Agreement* and *Note 12 of Notes to Consolidated Financial Statements.*

In connection with the consummation of the CKJEA Acquisition, the Company acquired various exclusive license agreements and entered into amendments to certain acquired license agreements with

Calvin Klein, Inc. (in its capacity as licensor). The acquisition of additional licenses and the amendments to certain existing licenses did not and will not require any additional consideration from the Company. The exclusive license agreements acquired in the CKJEA Acquisition have a duration of approximately 41 years from January 31, 2006, subject to the terms and conditions of each such exclusive agreement. See "—*Trademarks and Licensing Agreements.*"

The Company accounted for the CKJEA Acquisition as a purchase. The estimated excess of purchase price over the fair value of the net assets acquired and liabilities assumed (approximately $90.3 million) has been recorded as goodwill. The results of the CKJEA Business's operations have been included in the Company's results of operations (as part of the Company's Sportswear Group) commencing February 1, 2006 and the acquired assets and liabilities have been included in the Company's consolidated balance sheet at December 30, 2006.

In connection with the consummation of the CKJEA Acquisition, the Company became obligated to acquire from the seller of the CKJEA Business, for no additional consideration and subject to certain conditions which were ministerial in nature, 100% of the shares of the company (the "Collection License Company") that operates the license (the "Collection License") for the *Calvin Klein* men's and women's Collection apparel and accessories worldwide. The Company acquired the Collection License Company on January 28, 2008.

The Collection License was scheduled to expire in December 2013. However, pursuant to an agreement (the "Transfer Agreement") entered into on January 30, 2008, the Company transferred the Collection License Company to Phillips-Van Heusen Corporation ("PVH"), the parent company of Calvin Klein, Inc. ("CKI"). In connection therewith, the Company paid approximately $42.0 million (net of expected working capital adjustments) to or on behalf of PVH and entered into certain new, and amended certain existing, *Calvin Klein* licenses (collectively, the "2008 CK Licenses").

The rights acquired by the Company pursuant to the 2008 CK Licenses include (i) rights to operate *Calvin Klein* jeans accessories retail stores in Europe, Asia and Latin America, (ii) rights to operate retail stores for *Calvin Klein* accessories in Europe and Latin America, (iii) e-commerce rights in the Americas, Europe and Asia for *Calvin Klein* Jeans, and (iv) e-commerce rights in Europe, Asia and Latin America for *Calvin Klein* jeans accessories. Each of the 2008 CK Licenses are long-term arrangements. In addition, pursuant to the Transfer Agreement, the Company will sub-license and distribute *Calvin Klein* Golf apparel and golf related accessories in department stores, specialty stores and other channels in Asia through December 31, 2012 (renewable by the Company for two additional consecutive five year periods after 2012, subject to the fulfillment of certain conditions).

During the first quarter of fiscal 2008, based on its preliminary valuation of the rights acquired on January 31, 2008, the Company expects to record between $24.0 million and $26.0 million of intangible assets related to the 2008 CK Licenses and expects to record a charge of between $16.0 million and $18.0 million related to the transfer of the Collection License Company to PVH.

Dispositions and Discontinued Operations

Exit of Designer Swimwear Business (except Calvin Klein swimwear): On September 18, 2007, the Company announced its intention to exit the Swimwear Group's private label and designer swimwear businesses (except *Calvin Klein* swimwear), and in September 2007, pursuant to this initiative, the Company disposed of its *OP* women's and junior swimwear business. The Company had operated the *OP* women's and junior swimwear business under a license it was granted in connection with the sale of its *OP* business (including the associated trademarks and goodwill) in 2006 (see discussion of the *OP* sale below). In addition, on December 28, 2007, the Company sold its *Catalina, Anne Cole* and *Cole of California* businesses to In Mocean Group, LLC ("InMocean") for total consideration of approximately $26 million (subject to adjustments for working capital), of which $20.1 million was received in cash on December 28, 2007. The remaining portion of the purchase price relates to raw materials and work-in-process acquired on December 28, 2007. Cash related to raw material and work-in-process at the sale date will be collected by drawing on letters of credit as the related finished goods are shipped. Under the agreement, the Company is entitled to receive an earnout from InMocean related to future sales between July 1, 2008 and June 30, 2009 (subject to the attainment of certain targets). The amount of the earnout will range from $0 to $3.0 million. In addition, through June 30, 2008, the Company will provide certain transition services to InMocean for which the Company will be reimbursed. The Company recorded a loss of $2.3 million related to the sale of the *Catalina, Anne Cole* and *Cole of California* businesses. As a result of the above transactions, the Company's *OP* women's and junior, *Catalina, Anne Cole* and *Cole of California* swimwear businesses have been classified as discontinued operations as of December 29, 2007. The Company's *Nautica, Michael Kors* and private label swimwear businesses (all of which are components of the Company's designer swimwear businesses) will be classified as discontinued operations when the operations of these businesses have ceased (which is expected to occur by the end of June 2008).

Lejaby Sale: On September 18, 2007, the Company also disclosed that it would be exploring strategic alternatives for its *Lejaby* business (part of the Company's Intimate Apparel Group). On February 14, 2008, the Company entered into a stock and asset purchase agreement with Palmers Textil AG ("Palmers") whereby Palmers will acquire the *Lejaby* business in March 2008 for a base purchase price of €32.5 million (approximately $47 million) payable in cash and €12.5 million (approximately $18 million) evidenced by an interest free promissory note (payable on December 31, 2013), subject to certain adjustments, including for working capital. Pursuant to the agreement, the Company will continue to operate the Canadian portion of the *Lejaby* business through 2008. In addition, the Company will provide transition services to Palmers for up to 48 months, for which the Company will be reimbursed. As of December 29, 2007, the *Lejaby* business (with the exception of the Company's Canadian *Lejaby* division) has been classified as a discontinued operation in accordance with SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.*

OP Sale: On November 6, 2006, the Company sold its *OP* business (part of the Company's Swimwear Group), including the associated trademarks and goodwill, to Iconix Brand Group Inc. ("Iconix") for a total consideration of $54 million. During Fiscal 2006, the Company recorded a loss on the sale of its OP business of $0.9 million. For a period of 90 days following the closing, the Company was obligated to provide certain transition services to Iconix. In connection with the sale, the Company was granted a license to design, source, manufacture, market and distribute *OP* women's and junior swimwear for an initial term of three years. As discussed above, the Company disposed of the *OP* women's and juniors' swimwear business in September 2007 and recorded a loss of $0.8 million in Fiscal 2007 associated with the disposition of this business.

J. Lo by Jennifer Lopez® ("JLO"), Lejaby Rose, Axcelerate Activewear and Speedo retail stores: During Fiscal 2006, the Company shutdown its *JLO* (part of the Company's Intimate Apparel Group), *Lejaby Rose* (part of the Company's Intimate Apparel Group) and *Axcelerate* Activewear (part of the Company's Swimwear Group) businesses and three *Speedo* retail outlet stores (part of the Company's Swimwear Group) in the United States. In connection with the discontinuance of these businesses, the Company incurred pre-tax shutdown related expenses (primarily related to employee termination payments, asset write-downs and the recognition of contractual commitments) of approximately $4.2 million. The results of operations of these businesses have been included in loss from discontinued operations, net of taxes in the Company's consolidated statement of operations for all periods presented.

See *Note 3 of Notes to Consolidated Financial Statements.*

Business Groups

The Company operates in three business groups: (i) Sportswear Group, (ii) Intimate Apparel Group, and (iii) Swimwear Group.

The following table sets forth, for each of the last three fiscal years, net revenues and operating income for each of the Company's business groups and for the Company on a consolidated basis. Each business group's performance is evaluated based upon operating income, but before depreciation and amortization of certain corporate assets, interest, foreign currency gains and losses and income taxes (which are not allocated to the business groups). The Company has revised net revenues and operating income for each of its business groups for Fiscal 2006 and Fiscal 2005 to eliminate the results of discontinued operations as discussed above.

	Fiscal 2007		Fiscal 2006		Fiscal 2005	
			(in thousands of dollars)			
		% of Total		% of Total		% of Total
Net revenues:						
Sportswear Group	$ 939,147	50.5%	$ 791,634	47.8%	$ 514,239	39.4%
Intimate Apparel Group	629,433	33.8%	545,149	32.9%	482,905	37.1%
Swimwear Group	291,540	15.7%	318,485	19.3%	306,017	23.5%
Net revenues (a), (b), (c)	$1,860,120	100.0%	$1,655,268	100.0%	$1,303,161	100.0%
		% of Total Net Revenues		% of Total Net Revenues		% of Total Net Revenues
Operating income (loss):						
Sportswear Group	$ 99,182		$ 60,141		$ 49,821	
Intimate Apparel Group	109,219		79,315		50,025	
Swimwear Group	(33,341)		17,287		25,508	
Unallocated corporate expenses	(38,100)		(37,745)		(35,868)	
Operating income	$ 136,960	7.4%	$ 118,998	7.2%	$ 89,486	6.9%

(a) International operations accounted for approximately $898.4 million and $682.2 million of net revenues in Fiscal 2007 and Fiscal 2006, respectively, an increase of 31.7%.

(b) Direct to consumer businesses accounted for approximately $337.4 million and $246.9 million of net revenues in Fiscal 2007 and Fiscal 2006, respectively, an increase of 36.7%.

(c) Sales of products bearing the *Calvin Klein* brand name accounted for $1.2 billion and $1.0 billion of net revenues in Fiscal 2007 and Fiscal 2006, respectively, an increase of over 24.1%.

The following table sets forth, as of December 29, 2007 and December 30, 2006, total assets for each of the Company's business groups, unallocated corporate/other and for the Company on a consolidated basis:

	December 29, 2007	% of Total	December 30, 2006	% of Total
Total assets:				
Sportswear Group	$ 758,311	47.2%	$ 772,154	45.9%
Intimate Apparel Group	359,508	22.4%	403,500	24.0%
Swimwear Group	166,862	10.4%	310,206	18.5%
Corporate/Other	321,822	20.0%	195,115	11.6%
Total assets	$1,606,503	100.0%	$1,680,975	100.0%

Sportswear Group

The Sportswear Group designs, sources and markets moderate to premium priced men's and women's jeanswear, sportswear and accessories. Net revenues of the Sportswear Group accounted for 50.5% of the Company's net revenues in Fiscal 2007. The following table sets forth the Sportswear Group's brand names and their apparel price ranges and types:

Brand Name (a)	Price Range	Type of Apparel
Calvin Klein	Better to premium	Men's, women's and children's (b) designer jeanswear (bottoms and tops) and sportswear; jeans accessories in Europe and Asia
Chaps	Moderate	Men's sportswear, jeanswear, activewear, knit and woven sports shirts and swimwear (c)

(a) In December 2003, the Company sold its *White Stag®* trademark to Wal-Mart Stores. Pursuant to the sale agreement, the Company provided certain sourcing and design services related to the *White Stag* women's sportswear line. The design services agreement expired in January 2007.

(b) The Sportswear Group sub-licenses the rights to produce children's designer jeanswear to a third party.

(c) The Sportswear Group sub-licenses the rights to produce men's leather outerwear to a third party.

The *Calvin Klein* business includes men's and women's jeans and jeans-related products, including outerwear, knit and woven tops and shirts, jeans accessories in Europe and Asia and the *CK Calvin Klein* "bridge" line of sportswear and accessories in Europe. In the second quarter of Fiscal 2003, the Company renegotiated the term of its *Calvin Klein* Jeans license, providing the Company with greater control over the design and product development calendar and setting forth the terms of the Company's license to use the *Calvin Klein* name in connection with swimwear. The Company believes that this increased flexibility has allowed it to provide better service to retailers, which has resulted in improved sell-through of merchandise at retail. In January 2006, the Company acquired 100% of the shares of the companies that operate the wholesale, distribution and certain retail businesses of *Calvin Klein* Jeans and accessories in Europe and Asia and the *CK Calvin Klein* "bridge" line of sportswear and accessories in Europe. See "*—Acquisitions, Dispositions and Discontinued Operations—CKJEA Acquisition.*" As a result of the CKJEA Acquisition discussed above, the Company has been able to expand the distribution of its *Calvin Klein* products in Europe and Asia, primarily in its direct-to-consumer business, which accounts for 22.0% of the Sportswear segment's Fiscal 2007 net revenues.

In addition, on January 31, 2008, the Company entered into certain license agreements with CKI whereby, among other items, the Company acquired the rights to operate *Calvin Klein* jeans accessories retail stores in Europe, Asia and Latin America, as well as retail stores for *Calvin Klein* accessories in Europe. Additionally, the Company acquired e-commerce rights in the Americas, Europe and Asia for *Calvin Klein* Jeans. The Company also secured e-commerce rights in Europe, Asia and Latin America for *Calvin Klein* jeans accessories. The Company will also sub-license *Calvin Klein* Golf apparel and golf related accessories in department stores, specialty stores and other channels in Asia.

Chaps is a moderately priced men's sportswear line providing a more casual product offering to the consumer. During Fiscal 2003, the Company negotiated an amendment and extension of the *Chaps* license through 2018, assuming the exercise of renewal options and satisfaction of certain conditions. The renegotiated license granted the Company certain rights to extend the brand in terms of both product and distribution channels, which allowed the Company to launch *Chaps* sportswear in Fiscal 2004 in the mid-tier distribution channel.

The Sportswear Group's apparel products are distributed primarily through department stores, independent retailers, chain stores, membership clubs, mass merchandisers and, to a lesser extent, specialty stores.

The following table sets forth, as of December 29, 2007, the Sportswear Group's principal distribution channels and certain major customers:

Channels of Distribution	Customers	Brands
United States		
Department Stores	Federated Department Stores	*Calvin Klein Jeans*
	Carson's/Bon Ton	*Calvin Klein Jeans and Chaps*
Independent Retailers	Nordstrom	*Calvin Klein Jeans*
	Dillard's and Belk	*Calvin Klein Jeans and Chaps*
Chain Stores	Kohl's	*Chaps*
Membership Clubs	Costco, Sam's Club and BJ's	*Calvin Klein Jeans and Chaps*
Other	Military	*Calvin Klein Jeans and Chaps*
Europe	Stores operated under shop-in-shop and concession agreements	*Calvin Klein Jeans*
	El Corte Ingles	
Canada	Hudson Bay Company and Sears	*Calvin Klein Jeans and Chaps*
	Costco and Sam's Club	*Calvin Klein Jeans and Chaps*
Mexico, Central and South America	Liverpool and Sears	*Calvin Klein Jeans and Chaps*
	Sam's Clubs	*Calvin Klein Jeans and Chaps*
	Stores operated under distributor agreements	*Calvin Klein Jeans*
Asia	Company operated retail stores, shop-in-shop/concession locations and stores under retail licenses or distributor agreements	*Calvin Klein Jeans and Accessories*
	Direct wholesale distributors	

The Sportswear Group generally markets its products for four retail selling seasons (Spring, Summer, Fall and Holiday). New styles, fabrics and colors are introduced based upon consumer preferences and market trends, and coincide with the appropriate selling season. The Sportswear Group recorded 45.6%, 42.4% and 48.7% of its net revenues in the first halves of Fiscal 2007, Fiscal 2006, and Fiscal 2005, respectively.

During Fiscal 2007, the Sportswear Group had operations in the United States ("U.S."), Canada, Mexico, Central and South America, Europe and Asia. The Sportswear Group's products are entirely sourced from third-party suppliers worldwide.

The following table sets forth the domestic and international net revenues of the Sportswear Group:

	Fiscal 2007		Fiscal 2006		Fiscal 2005	
	Net Revenues	% of Total	Net Revenues	% of Total	Net Revenues	% of Total
	(in thousands of dollars)					
Net revenues:						
United States	$405,188	43.1%	$403,002	50.9%	$437,275	85.0%
International	533,959	56.9%	388,632	49.1%	76,964	15.0%
	$939,147	100.0%	$791,634	100.0%	$514,239	100.0%

Intimate Apparel Group

The Intimate Apparel Group designs, sources and markets upper moderate to premium priced intimate apparel and other products for women and better to premium priced men's underwear and loungewear. Net revenues of the Intimate Apparel Group accounted for approximately 33.8% of the Company's net revenues in Fiscal 2007.

The Intimate Apparel Group targets a broad range of consumers and provides products across a wide range of price points. The Company's design team strives to design products of a price, quality, fashion and style that meet its customers' demands.

The following table sets forth the Intimate Apparel Group's brand names and the apparel price ranges and types as of February 15, 2008:

Brand Name	Price Range	Type of Apparel
Calvin Klein Underwear ..	Better to premium	Women's intimate apparel and sleepwear and men's underwear and loungewear
Warner's.................	Moderate to better	Women's intimate apparel
Olga.....................	Moderate to better	Women's intimate apparel
Olga's Christina..........	Better	Women's intimate apparel
Body Nancy Ganz/Bodyslimmers......	Better to premium	Women's intimate apparel

The *Calvin Klein* Underwear women's lines consist primarily of women's underwear, bras, panties, daywear, loungewear and sleepwear. The *Calvin Klein* men's lines consist primarily of men's underwear, briefs, boxers, T-shirts, loungewear and sleepwear. According to The NPD Group ("NPD"), a market research firm, *Calvin Klein* men's underwear was the number two selling brand of men's underwear in Fiscal 2007 and Fiscal 2006 in U.S. department stores participating in the surveys. For women's underwear, *Calvin Klein* was the number three selling brand of panties in Fiscal 2007, up from the number four selling brand of panties in Fiscal 2006 in U.S. department stores participating in the surveys. *Calvin Klein* was the number five selling brand of bras in Fiscal 2007 and Fiscal 2006 in U.S. department stores participating in the surveys.

The *Warner's* and *Olga* lines consist primarily of bras and panties. According to NPD, *Warner's* was the number six selling brand of bras in Fiscal 2007, up from the number seven selling brand of bras in Fiscal 2006, in U.S. department stores participating in the surveys. The *Body Nancy Ganz/Bodyslimmers* line is primarily a shapewear line.

The Company's Intimate Apparel brands are distributed primarily through department stores, independent retailers, chain stores, membership clubs, Company operated retail stores, shop-in-shop/concession locations, stores operated under retail licenses or franchise and distributor agreements, the Company's "*CKU.com*" internet website and, to a lesser extent, specialty stores. The Intimate Apparel Group's *Calvin Klein* direct to consumer business has experienced rapid growth, and accounted for $114.5 million of the Intimate Apparel Group's net revenues in Fiscal 2007 compared to $86.7 million in Fiscal 2006, an increase of 32.1%. In addition, the Company uses its design and sourcing expertise to produce private label intimate apparel for customers that may not carry the Company's branded products.

The following table sets forth the Intimate Apparel Group's principal distribution channels and certain major customers (excluding the *Lejaby* business, which business was classified as a discontinued operation as of December 29, 2007):

Channels of Distribution	Customers	Brands
United States		
Department Stores	Federated Department Stores Carson's/Bon-Ton	*Warner's, Olga Christina, Body Nancy Ganz and Calvin Klein Underwear*
Independent Retailers	Nordstrom, Dillard's, Neiman Marcus and Belk	*Warner's, Olga and Calvin Klein Underwear*
Chain Stores	Kohl's, JCPenney, Sears and Mervyns	*Warner's, Olga, Body Nancy Ganz and private label*
Membership Clubs	Costco and Sam's Club	*Warner's, Olga, Bodyslimmers and Calvin Klein Underwear*
Canada	Hudson Bay Company, Zellers, Sears and Wal-Mart Costco	*Warner's, Olga, Body Nancy Ganz/Bodyslimmers and Calvin Klein Underwear*
Mexico, Central and South America	Liverpool, Palacio de Hierro, Suburbia and Sears	*Warner's, Olga, Body Nancy Ganz/Bodyslimmers and Calvin Klein Underwear*
	Sam's Clubs	*Warner's*
	Costco	*Calvin Klein Underwear*
Europe	Harrods, House of Fraser, Galeries Lafayette, Selfridges Debenhams, Au Printemps, Karstadt, Kaufhof and El Corte Ingles	*Calvin Klein Underwear*
	Company operated retail stores, shop-in-shop/concession locations and stores under retail licenses or distributor agreements	*Calvin Klein Underwear*
Asia	Company operated retail stores, shop-in-shop/concession locations and stores under retail licenses or distributor agreements	*Calvin Klein Underwear*

The Intimate Apparel Group generally markets its product lines for three retail-selling seasons (Spring, Fall and Holiday). Its revenues are generally consistent throughout the year, with 43.9%, 44.9% and 47.8% of the Intimate Apparel Group's net revenues recorded in the first halves of Fiscal 2007, 2006 and 2005, respectively.

The Intimate Apparel Group has operations in North America (U.S., Canada and Mexico), Europe (Austria, Belgium, France, Germany, Italy, the Netherlands, Spain, Switzerland and the United Kingdom) and Asia (Hong Kong, Singapore, China and Macau). The following table sets forth the domestic and international net revenues of the Intimate Apparel Group:

	Fiscal 2007		Fiscal 2006		Fiscal 2005	
	Net Revenues	% of Total	Net Revenues	% of Total	Net Revenues	% of Total
			(in thousands of dollars)			
Net revenues:						
United States	$304,765	48.4%	$280,920	51.5%	$257,935	53.4%
International	324,668	51.6%	264,229	48.5%	224,970	46.6%
	$629,433	100.0%	$545,149	100.0%	$482,905	100.0%

With the exception of the Company's *Lejaby* operation (which business has been classified as a discontinued operation for reporting purposes), the Company's Intimate Apparel Group's products are sourced entirely from third parties.

Swimwear Group

The Swimwear Group designs, sources and markets moderate to premium priced swimwear, swim accessories and related products and sub-licenses the *Speedo* label to suppliers of apparel and other products in widely diversified channels of distribution. On September 18, 2007, the Company announced its intention to exit the Swimwear Group's private label and designer swimwear businesses (except *Calvin Klein* swimwear) and in September 2007, pursuant to this initiative, the Company disposed of its *OP* women's and junior swimwear business. In addition, on December 28, 2007, the Company entered into an asset purchase agreement with InMocean whereby the Company sold its *Catalina, Anne Cole* and *Cole of California* businesses. As a result of the above transactions, the Company's *OP* women's and juniors', *Catalina, Anne Cole* and *Cole of California* swimwear businesses have been classified as discontinued operations as of December 29, 2007. The Company's *Nautica, Michael Kors* and private label swimwear businesses will be classified as discontinued operations when the operations of these businesses have ceased (which is expected to occur by the end of June 2008). See "*—Acquisitions, Dispositions and Discontinued Operations—Dispositions and Discontinued Operations.*" Net revenues of the Swimwear Group accounted for 15.7% of the Company's net revenues in Fiscal 2007.

The following table sets forth the Swimwear Group's significant brand names and their apparel price ranges and types:

Brand Name	Price Range	Type of Apparel
Speedo	Moderate to premium	Men's and women's competitive swimwear, competitive and non-competitive swim accessories, men's swimwear and coordinating T-shirts, women's fitness swimwear, fashion swimwear, footwear and children's swimwear
Calvin Klein	Better to premium	Men's and women's swimwear
Lifeguard	Upper moderate to better	Men's and women's swimwear and related products
Nautica (a)	Upper moderate to better	Women's swimwear, beachwear and accessories
Michael Kors (a)	Better to premium	Women's swimwear
Private Label (a)	Moderate	Women's and juniors' swimwear

(a) The Company expects to cease operations related to these businesses by the end of June 2008. See "*—Acquisitions, Dispositions and Discontinued* Operations—*Dispositions and Discontinued Operations.*"

The Company believes that *Speedo* is the pre-eminent competitive swimwear brand in the world. Innovations by the Swimwear Group and its licensor, SIL, have led and continue to lead the competitive swimwear industry. For example, in March 2004, *Speedo* introduced a new generation of its *Fastskin* suit (the "FS II"), developed by the Swimwear Group and SIL. Based on data compiled by the Company's Swimwear Group, the Company believes that over 67% of the total U.S. swimming medal winners at the 2004 Summer Olympic Games in Athens raced in *Speedo* suits. On February 15, 2007, the Company and its licensor, SIL, introduced another generation of the Fastskin suit (the "FS-PRO"). Since inception of the FS-PRO, 24 world records have been set by athletes who have competed in FS-PRO. On February 12, 2008, the Company launched its new Speedo LZR RACER® (the "LZR"). The Company will debut the new suit at national trials in March 2008 and expects the world's top swimmers to compete in the suit at the 2008 Summer Olympics in Beijing, China. *Speedo* competitive swimwear is primarily distributed through sporting goods stores, team dealers, swim specialty shops and the Company's *"SpeedoUSA.com"* internet website. *Speedo* competitive swimwear accounted for approximately 16.6% of the Swimwear Group's net revenues in Fiscal 2007.

The Company capitalizes on the competitive *Speedo* image in marketing its *Speedo* brand fitness and fashion swimwear by incorporating performance elements in the Company's more fashion-oriented products. *Speedo* fitness and fashion swimwear and *Speedo* swimwear for children are distributed in the U.S., Mexico, Canada and the Caribbean through department and specialty stores, independent retailers, chain stores, sporting goods stores, team dealers, catalog retailers, membership clubs and the Company's "*SpeedoUSA.com*" internet website. *Speedo* fashion swimwear and related products accounted for approximately 25.4% of the Swimwear Group's net revenues in Fiscal 2007.

Speedo accessories, including swim goggles, water-based fitness products, water toys, electronics and other swim and fitness-related products for adults and children, are primarily distributed through sporting goods stores, chain stores, swim specialty shops, membership clubs and mass merchandisers. *Speedo* accessories accounted for approximately $71.0 million of net revenues in Fiscal 2007, or approximately 24.3% of the Swimwear Group's net revenues. Swimwear Group's net revenues also included $25.7 million (8.8% of the Swimwear Group's net revenues) from the sale of *Speedo* footwear products.

The Company designs, sources and sells a broad range of *Calvin Klein* fashion swimwear and beachwear for men and women. *Calvin Klein* swimwear is distributed through department stores and independent retailers in the U.S., Mexico, Canada and Europe. *Calvin Klein* swimwear accounted for approximately 6.0% of the Swimwear Group's net revenues in Fiscal 2007.

The following table sets forth the Swimwear Group's principal distribution channels and certain major customers:

Channels of Distribution	Customers	Brands
United States		
Department Stores	Federated Department Stores	*Speedo* swimwear and accessories, *Calvin Klein* swimwear, *Nautica* (a) and Michael Kors (a)
Independent Retailers	Nordstrom, Dillard's and Belk	*Speedo* swimwear, *Calvin Klein* swimwear
Chain Stores	J. C. Penney, Kohl's and Sears	*Speedo* swimwear and accessories, Designer and private label (a)
Membership Clubs	Costco and Sam's Club	*Speedo* swimwear, active apparel and accessories
Mass Merchandisers	Target	Private label (a) and *Speedo* accessories
Other	Military, Victoria's Secret Catalog and The Sports Authority, team dealers	*Speedo* swimwear and accessories, *Lifeguard, Nautica* (a) and private label (a)
Canada	Hudson Bay Company and Sears Costco and Sam's Clubs	*Speedo* swimwear and accessories, *Calvin Klein* and *Nautica* (a) *Speedo* swimwear and accessories
Mexico, Central and South America	Liverpool, Palacio De Hierro, Marti, Wal-Mart and Costco	*Speedo* swimwear and accessories, *Calvin Klein* and *Nautica* (a) *Speedo* swimwear and accessories
Europe	EL Corte Ingles, House of Fraiser, La Rinascente and Company-owned stores/stores operated under distributor agreements	*Calvin Klein* swimwear

(a) The Company expects to cease operations related to these businesses by the end of June 2008. See "—*Acquisitions, Dispositions and Discontinued Operations.*"

The Swimwear Group generally markets its products for three retail selling seasons (Cruise, Spring and Summer). New styles, fabrics and colors are introduced based upon consumer preferences and market trends and coincide with the appropriate selling season. The swimwear business is seasonal. Approximately 70.9%, 65.2% and 66.0% of the Swimwear Group's net revenues were recorded in the first halves of Fiscal 2007, Fiscal 2006 and Fiscal 2005, respectively.

The Swimwear Group has operations in the U.S., Mexico, Canada and Europe. During Fiscal 2007, the Company transferred the ownership of its Mexican manufacturing facilities to a local business operator and closed its swim goggle manufacturing facility in Canada. All of the Swimwear Group's products are sourced from third-party contractors primarily in the U.S., Mexico, Europe and Asia.

The following table sets forth the domestic and international net revenues of the Swimwear Group:

	Fiscal 2007		Fiscal 2006		Fiscal 2005	
	Net Revenues	% of Total	Net Revenues	% of Total	Net Revenues	% of Total
			(in thousands of dollars)			
Net revenues:						
United States	$251,763	86.4%	$289,120	90.8%	$281,378	91.9%
International	39,777	13.6%	29,365	9.2%	24,639	8.1%
	$291,540	100.0%	$318,485	100.0%	$306,017	100.0%

Customers

The Company's products are widely distributed to department and specialty stores, independent retailers, chain stores and membership clubs in North America, Asia and Europe. No single customer accounted for more than 8% of the Company's net revenue in Fiscal 2007. No single customer accounted for more than 10% of the Company's net revenues in Fiscal 2006. One customer, Federated Department Stores, accounted for approximately 12.3% of the Company's net revenues in Fiscal 2005. No other customer accounted for more than 10% of the Company's net revenues in Fiscal 2005.

The Company offers a diversified portfolio of brands across virtually all distribution channels to a wide range of customers. The Company utilizes focus groups, market research and in-house and licensor design staffs to align its brands with the preferences of consumers. The Company believes that this strategy reduces its reliance on any single distribution channel and allows it to market products with designs and features that appeal to a wide range of consumers at varying price points.

Advertising, Marketing, and Promotion

The Company devotes significant resources to advertising and promoting its various brands to increase awareness of its products with retail consumers and, consequently, to increase consumer demand.

Total advertising, marketing and promotion expense (including cooperative advertising programs whereby the Company reimburses customers for a portion of the cost incurred by the customer in placing advertisements featuring its products) was $101.0 million, $91.7 million and $71.2 million for Fiscal 2007, 2006 and 2005, respectively. The Company focuses its advertising and promotional spending on brand and/or product-specific advertising, primarily through point of sale product displays, visuals, individual in-store promotions and magazine and other print publications. In addition, the Swimwear Group sponsors a number of world-class swimmers, divers and volleyball players who wear its products in competition and participate in various promotional activities on behalf of the *Speedo* brand. The Company's Swimwear Group expects to incur approximately $5.0 million of incremental marketing expenses in Fiscal 2008 primarily related to programs associated with the Summer Olympics in Beijing, China which are scheduled for August 2008.

The Company's licenses for the *Calvin Klein* and *Chaps* trademarks include provisions requiring the Company to spend a specified percentage (ranging from 1% to 3%) of revenues on advertising and promotion related to the licensed products. The Company also benefits from general advertising campaigns conducted by its licensors. Though some of these advertising campaigns do not focus specifically on the Company's licensed products and often include the products of other licensees in addition to its own, the Company believes it benefits from the general brand recognition that these campaigns generate.

Sales

The Company's wholesale customers are served by sales representatives who are generally assigned to specific brands and products. In addition, the Company has customer service departments for each business unit that assist the Company's sales representatives and customers in tracking goods available for sale, determining order and shipping lead times and tracking the status of open orders.

The Company utilizes Electronic Data Interchange programs ("EDI") wherever possible, which permit it to receive purchase orders electronically from customers and, in some cases, to transmit invoices electronically to customers. EDI helps the Company ensure that its customers receive its products in a timely and efficient manner.

Distribution

As of December 29, 2007, the Company distributed its products to its wholesale customers and retail stores from various distribution facilities and distribution contractors located in the U.S. (five facilities), Canada (one facility), Mexico (one facility), China (one facility), France (one facility), Hong Kong (three facilities), Italy (two facilities), Korea (two facilities), Australia (one facility) and the Netherlands (one facility). Several of the Company's facilities are shared by more than one of its business units and/or operating segments. The Company owns one, leases nine and uses third-party services for eight of its distribution facilities.

Raw Materials and Sourcing

The Company's products are comprised of raw materials which consist principally of cotton, wool, silk, synthetic and cotton-synthetic blends of fabrics and yarns. Raw materials are generally available from multiple sources. Historically, neither the Company, nor, to the Company's knowledge, any of its third-party contractors, have experienced any significant shortage of raw materials.

Substantially all of the Company's products sold in North America and Europe are imported and are subject to various customs laws. See "*—Government Regulations.*" The Company seeks to maintain a balanced portfolio of sourcing countries and factories worldwide to ensure continuity in supply of product. Quotas are monitored closely and contingencies activated when necessary.

Following the pending sale of its *Lejaby* business, all of the Company's products will be produced by third party suppliers. Sourcing from third-party manufacturers allows the Company to maximize production flexibility while avoiding significant capital expenditures, work-in-process inventory buildups and the costs of managing a large production work force. The Company regularly inspects products manufactured by its suppliers to seek to ensure that they meet the Company's quality and production standards.

The Company monitors all of its contracted production facilities to ensure their continued human rights and labor compliance and adherence to all applicable laws and the Company's own business partner manufacturing guidelines. All of the Company's contractors are required, by the terms of such contractor's agreement with the Company, to adhere to the Company's business partner manufacturing guidelines. All suppliers are required to execute an acknowledgment confirming their obligation to comply with the Company's guidelines. All purchase orders and letters of credit contain similar contractual requirements. Company personnel regularly conduct on-site visits to monitor a contractor's working environment.

In addition, the Company has engaged third-party labor compliance auditing companies to monitor its facilities and those of its contractors. These auditing companies periodically audit all the Company's foreign and domestic contractors' payroll records, age certificates, compliance with local labor laws, security procedures and compliance with the Company's business partner manufacturing guidelines. These auditing companies also conduct unannounced visits, surveillance and random interviews with contractors, employees and supervisors.

Trademarks and Licensing Agreements

The Company owns and licenses a portfolio of highly recognized brand names. Most of the trademarks used by the Company are either owned, licensed in perpetuity or, in the case of *Calvin Klein* Jeans, licensed for terms extending through 2044 (in the U.S.) and 2046 (in Europe and Asia). The Company's Core Brands (as defined below) have been established in their respective markets for extended periods and have attained a high level of consumer awareness. The *Speedo* brand has been in existence for 80 years, and the Company believes *Speedo* is the dominant competitive swimwear brand in the United States. The *Warner's* and *Olga* brands have been in existence for 135 and 68 years, respectively, and *Calvin Klein* and *Chaps* have each been in existence for more than 25 years.

The Company regards its intellectual property in general and, in particular, its owned trademarks and licenses, as its most valuable assets. The Company believes the trademarks and licenses have substantial value in the marketing of its products. The Company has protected its trademarks by registering them with the U.S. Patent and Trademark Office and with governmental agencies in other countries where its products are manufactured and sold. The Company works vigorously to enforce and protect its trademark rights by engaging in regular market reviews, helping local law enforcement authorities detect and prosecute counterfeiters, issuing cease-and-desist letters against third parties infringing or denigrating its trademarks and initiating litigation as necessary. The Company also works with trade groups and industry participants seeking to strengthen laws relating to the protection of intellectual property rights in markets around the world.

Although the specific terms of each of the Company's license agreements vary, generally the agreements provide for minimum royalty payments and/or royalty payments based on a percentage of net sales. The license agreements generally also grant the licensor the right to approve any designs marketed by the Company.

Intimate Apparel Group

All of the *Calvin Klein* trademarks (including all variations and formatives thereof) for all products and services are owned by the *Calvin Klein* Trademark Trust. The trust is co-owned by CKI, and the Company. The Class B and C Series Estates of the trust correspond to the *Calvin Klein* trademarks for men's, women's and children's underwear, intimate apparel and sleepwear and are owned by the Company. Accordingly, as owner of the Class B and C Estate Shares of the trust corresponding to these product categories, the Company is the beneficial owner of the *Calvin Klein* trademarks for men's, women's and children's underwear, intimate apparel, loungewear and sleepwear throughout the entire world.

Sportswear Group

The Company has a license to develop, manufacture and market designer jeanswear products under the *Calvin Klein* trademark in North, South and Central America. In July 2004, the Company acquired the license to open retail stores to sell jeanswear and ancillary products bearing the *Calvin Klein* marks in Central and South America. In addition, in connection with the CKJEA Acquisition, the Company expanded the territory covered by the retail stores license to include Mexico and Canada. The initial terms of these licenses expire on December 31, 2034 and are extendable by the Company for a further ten-year term expiring on December 31, 2044 if the Company achieves certain sales targets in the U.S., Mexico and Canada. In January 2006, the Company acquired certain *Calvin Klein* accessories licenses as part of the CKJEA Acquisition (as discussed below and in "*—Acquisitions, Dispositions and Discontinued Operations—CKJEA Acquisition*").

In January 2006, the Company acquired the companies that operate the license and related wholesale and retail businesses of *Calvin Klein* Jeans and accessories in Europe and Asia and the *CK Calvin Klein* "bridge" line of sportswear and accessories in Europe. See "*—Acquisitions, Dispositions and Discontinued Operations—CKJEA Acquisition.*" In connection with the acquisition, the Company acquired various exclusive license agreements and entered into amendments to certain of its existing license agreements with CKI (in its capacity as licensor). Under these agreements the Company has licenses to develop, manufacture, distribute and market, and to open retail stores to sell, "bridge" apparel and accessories under the *CK/Calvin Klein* trademark and service mark in Europe (countries constituting European Union at May 1, 2004), Norway, Switzerland, Monte Carlo, Vatican City, Liechtenstein, Iceland and parts of Eastern Europe, Russia, the Middle East and Africa. These licenses extend through December 31, 2046, provided the Company achieves certain minimum sales targets.

In connection with the CKJEA Acquisition, the Company acquired the licenses to develop, manufacture, distribute and market, and to open retail stores to sell, jeans apparel and accessories under the *Calvin Klein* and/or *CK/Calvin Klein* trademark and service mark in the forms of the logos *Calvin Klein* Jeans and/or *CK/Calvin Klein* Jeans in Japan, China, South Korea and "Rest of Asia" (Hong Kong, Thailand, Australia, New Zealand, Philippines, Taiwan, Singapore, Malaysia, Indonesia, New Guinea, Vietnam, Cambodia, Laos, Myanmar, Macau and the Federated State of Micronesia) and parts of Western Europe, the Middle East, Egypt, Eastern Europe and Southern Africa. These licenses also extend through December 31, 2046, provided the Company achieves certain minimum sales targets.

In January 2008, the Company expanded its relationship with CKI through several new long-term licenses (and amendments to existing long-term licenses), pursuant to which the Company acquired the rights to: (i) use the *CK/Calvin Klein* trademark in connection with operating free-standing retail stores (including both full price and outlet stores) in Europe and in Central and South America (excluding Mexico) for the sale of "bridge accessories;" (ii) use the *CK/Calvin Klein* trademark in connection with operating free-standing retail stores (including both full price and outlet stores) in Europe and in Central and South America (excluding Mexico) for the sale of "jeans accessories;" and (iii) allow the Company to develop independent and/or common internet sites for the sale to consumers of jeanswear apparel and jeanswear accessories in North America, Europe and Asia.

Also in January 2008, the Company and CKI agreed that CKI would facilitate discussions between the Company and Windsong Golf LLC ("Windsong") with respect to golf apparel products and make certain other arrangements to allow the Company to be a sub-licensee and preferred distributor of Windsong for such golf apparel products in the Republic of Korea (South Korea), Hong Kong, China (PRC), Japan, Taiwan, Indonesia, Philippines, and elsewhere in Asia. Accordingly, subject to Windsong's agreement and to CKI's review and approval of the terms of sublicense and distributorship, it is intended that the Company and Windsong will: (a) enter into a Sublicense Agreement, pursuant to which Windsong will grant to the Company the exclusive right to act as a sub-licensee for *Calvin Klein* Golf apparel for the purposes of sourcing and selling such products to department and specialty stores in Asia; and (b) enter into a Distribution Agreement, pursuant to which Windsong will grant to the Company the exclusive right to distribute *Calvin Klein* Golf apparel to "green grass" locations and department and specialty stores in the licensed territories. Both agreements are to extend through December 31, 2012, which period may be extended for two additional consecutive five year periods at the Company's election provided that certain conditions are met for each renewal period.

The Company has the exclusive right to use the *Chaps* trademark for men's sportswear, jeanswear, activewear, sports shirts and swimwear in the U.S. and its territories and possessions, including Puerto Rico, Mexico and Canada and has rights of first refusal with respect to Europe. The license extends through December 31, 2008, subject to the Company's right to renew for two additional five-year terms beyond the expiration date up to and including December 31, 2018, provided that the Company has achieved certain levels of minimum earned royalties. On February 1, 2008, the Company informed the licensor that it intends to exercise the first of its two five-year renewal options. Pursuant to the terms of the license, the Company expects to pay approximately $2.0 million associated with the renewal of this license.

Swimwear Group

The Company has license agreements in perpetuity with SIL which permit the Company to design, manufacture and market certain men's, women's and children's apparel, including swimwear, sportswear and a wide variety of other products, using the *Speedo* trademark and certain other trademarks. The Company's license to use *Speedo* and other trademarks was granted in perpetuity subject to certain conditions and is exclusive in the U.S. and its territories and possessions, Canada, Mexico and the Caribbean. The license agreements provide for minimum royalty payments to be credited against future royalty payments based on a percentage of net sales. The license agreements may be terminated with respect to a particular territory in the event the Company does not pay royalties or abandons the trademark in such territory. Moreover, the license agreements may be terminated in the event the Company manufactures, or is controlled by a company that manufactures, racing/competitive swimwear, swimwear caps or swimwear accessories under a different trademark, as specifically defined in the license agreements. The Company generally may sublicense the *Speedo* trademark within the geographic regions covered by the licenses. SIL retains the right to use or license the *Speedo* trademark in other jurisdictions and actively uses or licenses the *Speedo* trademark throughout the world outside of the Company's licensed territory.

The Company also has a license to develop, manufacture and market women's and juniors' swimwear under the *Calvin Klein* and *CK Calvin Klein* trademarks in the approved forms as designated by the licensor worldwide and men's swimwear under the *Calvin Klein* mark in the form designated by the licensor in Europe (countries constituting European Union at May 1, 2004), Norway, Switzerland, United Arab Emirates, Saudi Arabia, Kuwait, Lebanon, Jordan, the West Bank, Egypt, Israel and Russia. The initial terms of these licenses expire on December 31, 2009 and are extendable by the Company for a further 5-year term expiring on December 31, 2014 if the Company achieves certain sales targets. In May 2005, the Company acquired from the former licensee (with the consent of the licensor) the right to develop, manufacture and market women's and juniors' swimwear under the *Calvin Klein* and *CK Calvin Klein* trademarks in the approved forms as designated by the licensor in the U.S., Mexico and Canada.

In July 1995, the Company entered into a license agreement with Lifeguard Licensing Corp. Under the license agreement, the Company has the exclusive right to manufacture, source, sublicense, distribute, promote and advertise *Lifeguard* apparel worldwide. In September 2003, the *Lifeguard* license was amended and extended to add other product categories, namely accessories and sporting equipment. The current term of the license agreement expires on June 30, 2010. The agreement includes four renewal options, each of which permits the Company to extend for an additional five-year term (through June 30, 2030) subject to compliance with certain conditions.

In March 2003, the Company entered into an exclusive license agreement to manufacture, distribute and sell *Nautica* women's swimwear and related products in the U.S., Canada, Mexico and the Caribbean Islands for an initial term of four years. The license agreement was renewable at the Company's option for two additional years to June 30, 2009 if it achieved certain sales targets. In February 2006, the *Nautica* license agreement was amended to expand the licensed territories with respect to certain product lines. The Company has informed the licensor that it intends to exit this business by the end of June 2008. See "*—Acquisitions, Dispositions and Discontinued Operations.*"

In June 2004, the Company entered into a license agreement with Michael Kors, L.L.C. The Company has the worldwide (excluding Japan) right to manufacture and distribute *Michael Kors* and *MICHAEL Michael Kors* swimwear products in the designer collection market segment and in the better market segment. The current term of the license agreement expires on June 30, 2008. The Company does not intend to renew this license.

On December 26, 2007, the Company sold assets of the businesses related to the marks "Anne Cole", "Cole of California" and "Catalina", and assigned and transferred all of its ownership rights in the *Cole of California* and *Catalina* marks, and its licensed rights under the *Anne Cole* mark, as part of this sale. See "*—Acquisitions, Dispositions and Discontinued Operations—Dispositions and Discontinued Operations.*"

On November 6, 2006, the Company sold its *OP* business (part of the Company's Swimwear Group) including the associated trademarks and goodwill to Iconix for a total consideration of $54 million. In connection with the sale, the Company had been granted a license to design, source, manufacture, promote, distribute and sell juniors' and women's swimwear products bearing the *Op*, *Ocean Pacific* and *Seven2®* names and marks for an initial term of three years. On September 28, 2007, the Company and Iconix agreed to terminate the license agreement. In connection with the termination of the license agreement, the Company agreed to pay Iconix a one time payment in the amount of $1.8 million in full satisfaction of all of the Company's payment and other obligations under the license agreement.

On an ongoing basis, the Company evaluates entering into distribution or license agreements with other companies that would permit those companies to market products under the Company's trademarks. In evaluating a potential distributor or licensee, the Company generally considers the experience, financial stability, manufacturing performance and marketing ability of the proposed licensee.

Certain of the Company's license agreements with third parties will expire by their terms over the next several years. There can be no assurance that the Company will be able to negotiate and conclude extensions of such agreements on similar economic terms or at all.

International Operations

In addition to its operations in the U.S., the Company has operations in Canada, Mexico, Central and South America, Europe (Austria, Belgium, Denmark, France, Germany, Italy, the Netherlands, Poland, Portugal, Spain, Switzerland, the United Kingdom and Ireland), Asia (Hong Kong, Singapore, China, Taiwan, Korea and Macau) and Australia. The Company's products are sold in over 100 countries worldwide. Each of the Company's international operations engage in sales, sourcing, distribution and/or marketing activities. International operations generated $898.4 million, or 48.3% of the Company's net revenues in Fiscal 2007, compared with $682.2 million, or 41.2% of net revenues, in Fiscal 2006 and $326.6 million, or 25.1% of net revenues, in Fiscal 2005. International operations generated operating income of $142.5 million, $97.3 million and $64.1 million (representing 81.4%, 62.1% and 51.1% respectively, of the operating income generated by the Company's business groups) in Fiscal 2007, Fiscal 2006 and Fiscal 2005, respectively.

The Company has many potential sources of supply and believes a disruption at any one facility would not have a material adverse effect on the Company. The Company maintains insurance policies designed to substantially mitigate the financial effects of disruptions in its sources of supply.

The movement of foreign currency exchange rates affects the Company's results of operations. For further discussion of certain of the risks involved in the Company's foreign operations, including foreign currency exposure, see *Item 1A. Risk Factors.*

Competition

The apparel industry is highly competitive. The Company competes with many domestic and foreign apparel suppliers, some of which are larger and more diversified and have greater financial and other resources than the Company. In addition to competition from other apparel suppliers, the Company competes in certain product lines with department stores, mass merchandisers and specialty store private label programs.

The Company offers a diversified portfolio of brands across a wide range of price points in many channels of distribution in an effort to appeal to all consumers. The Company competes on the basis of product design, quality, brand recognition, price, product differentiation, marketing and advertising, customer service and other factors. Although some of its competitors have greater sales, the Company does not believe that any single competitor dominates any channel in which the Company operates. The Company believes that its ability to serve multiple distribution channels with a diversified portfolio of products under widely recognized brand names distinguishes it from many of its competitors. See *Item 1A. Risk Factors.*

Government Regulations

The Company is subject to federal, state and local laws and regulations affecting its business, including those promulgated under the Occupational Safety and Health Act, the Consumer Product Safety Act, the Flammable Fabrics Act, the Textile Fiber Product Identification Act, the rules and regulations of the Consumer Products Safety Commission and various environmental laws and regulations. The Company's international businesses are subject to similar regulations in the countries where they operate. The Company believes that it is in compliance in all material respects with all applicable governmental regulations.

The Company's operations are also subject to various international trade agreements and regulations such as the North American Free Trade Agreement, the Central American Free Trade

Agreement, the Africa Growth & Opportunity Act, the Israel & Jordan Free Trade Agreements, the Andean Agreement, the Caribbean Basin Trade Partnership Act and the activities and regulations of the World Trade Organization ("WTO"). The Company believes that these trade agreements generally benefit the Company's business by reducing or eliminating the duties and/or quotas assessed on products manufactured in a particular country; however, the elimination of quotas with respect to certain countries could adversely affect the Company as a result of increased competition from such countries. See *Item 1A. Risk Factors*. In addition, trade agreements can also impose requirements that negatively affect the Company's business, such as limiting the countries from which it can purchase raw materials and setting quotas on products that may be imported from a particular country. On January 1, 2005, in accordance with its commitments under the WTO, the U.S. discontinued imposing quotas on the import of apparel from WTO members. In response to import surges in key categories and to develop a stable and predictable trading environment, the U.S. and China entered into a three year memorandum of understanding ("MOU") in November 2005. The MOU essentially imposes quotas on key apparel categories manufactured in China and exported on or after January 2006 through December 2008. The Company monitors trade-related matters pending with the U.S. government for potential positive or negative effects on its operations.

Employees

As of December 29, 2007, the Company employed 4,656 employees (inclusive of 723 employees related to the Company's *Lejaby* business which business was sold in February 2008). As of December 29, 2007, excluding the *Lejaby* business, approximately 18% of the Company's employees were either represented by labor unions or covered by collective bargaining agreements. The Company considers labor relations with its employees to be satisfactory and has not experienced any significant interruption of its operations due to labor disagreements.

Backlog

As relates to its continuing operations, the Company's Swimwear Group (due to the seasonal nature of its operations) had unfilled customer orders (consisting of both confirmed and unconfirmed orders) of approximately $133.8 million as of December 29, 2007 and $145.8 million as of December 30, 2006. A substantial portion of net revenues of the Company's other businesses is based on orders for immediate delivery and, therefore, backlog is not necessarily indicative of future net revenues.

Asset Sales

During the third quarter of Fiscal 2007, the Company disposed of its *OP* women's and junior swimwear business. During the fourth quarter of Fiscal 2007, the Company sold its *Catalina, Anne Cole and Cole of California* businesses and disposed of its swimwear manufacturing operation located in Mexico. In Fiscal 2006 the Company disposed of its *OP* business. See "*—Acquisitions, Dispositions and Discontinued Operations*" and *Note 3 of Notes to Consolidated Financial Statements* for a complete discussion of these dispositions.

Executive Officers of the Registrant

The executive officers of the Company, their age and their position as of February 15, 2008 are set forth below:

Name	Age	Position
Joseph R. Gromek	61	Director, President and Chief Executive Officer
Lawrence R. Rutkowski	49	Executive Vice President and Chief Financial Officer
Helen McCluskey	52	President—Intimate Apparel Group
Frank Tworecke	61	President—Sportswear Group
Dwight Meyer	55	President—Global Sourcing, Distribution and Logistics
Stanley P. Silverstein	55	Executive Vice President—International Strategy and Business Development
Elizabeth Wood	46	Senior Vice President—Human Resources
Jay A. Galluzzo	33	Senior Vice President, General Counsel and Secretary (a)

(a) Mr. Galluzzo has given the Company notice of his resignation, effective March 17, 2008, in order to pursue a new employment opportunity.

Mr. Gromek has served as the Company's President and Chief Executive Officer since April 2003, at which time he was also elected to the Board of Directors. From 1996 to January 2002, Mr. Gromek served as President and Chief Executive Officer of Brooks Brothers, Inc. From January 2002 until he joined the Company in April 2003, Mr. Gromek worked as an independent consultant. Over the last 25 years, Mr. Gromek has held senior management positions with Saks Fifth Avenue, Limited Brands, Inc. and AnnTaylor Stores Corporation. Mr. Gromek is the Chairman of the Board of Directors of Volunteers of America and a member of the Board of Governors of the Parsons School of Design.

Mr. Rutkowski currently serves as the Company's Executive Vice President and Chief Financial Officer. From September 2003 until March 2005, Mr. Rutkowski served as the Company's Senior Vice President and Chief Financial Officer. From December 1999 to June 2003, he served as Executive Vice President and Chief Financial Officer at Primedia, Inc., a targeted media company. From November 1993 to December 1999, he served at National Broadcasting Company/General Electric as Senior Vice President and Chief Financial Officer Strategic Business Development and Controller of Corporate Finance. Previously, Mr. Rutkowski held a senior management position at Walt Disney Studios.

Ms. McCluskey joined the Company in July 2004 as Group President-Intimate Apparel and in June 2007, also assumed global responsibility for the Company's Swimwear brands. She is responsible for all aspects of the Company's intimate apparel and swimwear brands including *Calvin Klein* underwear and swimwear, *Warner's*, *Olga*, *Body Nancy Ganz* and *Speedo*. Prior to joining the Company, Ms. McCluskey served as Group President of the Moderate Women's Sportswear division of Liz Claiborne Corporation from August 2001 to June 2004. Previously, she spent 18 years at Sara Lee Corporation's intimate apparel units where she held executive positions in marketing, operations and general management, including President of Playtex Apparel from 1999 to 2001.

Mr. Tworecke joined the Company as Group President-Sportswear in May 2004. From 1999 to April 2004, Mr. Tworecke served as President and Chief Operating Officer of Bon-Ton Stores, a department store operator. Previously, he was President and Chief Operating Officer of Jos. A. Bank. Mr. Tworecke has also held senior management positions with other specialty and department store retailers including MGR, Inc., Rich's Lazarus Goldsmith (now known as the Macy's Central division of Federated Department Stores), and John Wanamaker.

Mr. Meyer currently serves as the Company's President-Global Sourcing, Distribution and Logistics. Mr. Meyer is responsible for all aspects of the Company's worldwide sourcing, distribution and logistics operations. From April 2005 until March 2007, Mr. Meyer served as the Company's President-Global Sourcing. Prior to joining the Company, Mr. Meyer served as Executive Vice President of Global Sourcing of AnnTaylor Stores Corporation, a specialty clothing retailer of women's apparel, shoes and accessories, from 1996 until April 2005. Previously, he served as President and Chief Operating Officer of C.A.T. (a joint venture between AnnTaylor Stores Corporation and Cygne Design) and Vice President, Sourcing for the Abercrombie & Fitch division of M.A.S.T. Industries.

Mr. Silverstein currently serves as the Company's Executive Vice President-International Strategy and Business Development. From March 2005 until January 2006, Mr. Silverstein served as the Company's Executive Vice President-Corporate Development. From March 2003 to March 2005, Mr. Silverstein served as the Company's Senior Vice President-Corporate Development and served as the Company's Chief Administrative Officer from December 2001 until January 2006. Mr. Silverstein served as the Company's Vice President and General Counsel from December 1990 until February 2003 and as its Secretary from January 1987 until May 2003. In May 2004, Mr. Silverstein, without admitting or denying the findings, entered into a settlement with the Securities and Exchange Commission ("SEC") pursuant to which the SEC found that Mr. Silverstein had willfully aided and abetted and caused certain violations by the Company of the federal securities laws and issued an administrative order requiring that Mr. Silverstein cease and desist from causing any violations and any future violations of such laws. The order, which did not impose any fines or monetary penalties on Mr. Silverstein, censured him pursuant to the SEC's Rules of Practice and required that he disgorge certain incentive compensation for 1998, with interest. In addition, the order provided that until May 11, 2006, Mr. Silverstein not sign documents to be filed with the SEC by or on behalf of the Company or participate in or be responsible for the preparation or review of such filings, except under limited circumstances.

Ms. Wood joined the Company as Senior Vice President-Human Resources in September 2005. From May 2002 to August 2005, Ms. Wood served as a consultant for Breakthrough Group, a consulting company that focuses on executive and employee training and development. From May 1996 to February 2002, Ms. Wood served as the Executive Vice President of Human Resources of Brooks Brothers, Inc. Previously, Ms. Wood served as Corporate Human Resources Director of Marks and Spencer Group, plc.

Mr. Galluzzo currently serves as the Company's Senior Vice President-Corporate Development, General Counsel and Secretary. From March 2005 until March 2007, Mr. Galluzzo served as the Company's Senior Vice President, General Counsel and Secretary. From March 2003 to March 2005, Mr. Galluzzo served as the Company's Vice President and General Counsel and has served as the Company's Secretary since May 2003. Mr. Galluzzo was associated with the law firm of Skadden, Arps, Slate, Meagher & Flom LLP from October 2000 to March 2003. Mr. Galluzzo has given the Company notice of his resignation, effective March 17, 2008, in order to pursue a new employment opportunity.

Proceedings Under Chapter 11 of the Bankruptcy Code

On June 11, 2001, the Company and certain of its subsidiaries (each a "Debtor" and, collectively, the "Debtors") each filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code, 11 U.S.C. §§101-1330, as amended (the "Bankruptcy Code"), in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") (collectively, the "Chapter 11 Cases"). Warnaco, 36 of its 37 U.S. subsidiaries and one of the Company's Canadian subsidiaries, Warnaco of Canada Company, were Debtors in the Chapter 11 Cases. The remainder of the Company's foreign subsidiaries were not Debtors in the Chapter 11 Cases, nor were they subject to foreign bankruptcy or insolvency proceedings.

On November 9, 2002, the Debtors filed the First Amended Joint Plan of Reorganization of The Warnaco Group, Inc. and Its Affiliated Debtors and Debtors-In-Possession Under Chapter 11 of the Bankruptcy Code (the "Reorganization Plan"). On January 16, 2003, the Bankruptcy Court entered (i) its Findings of Fact to and Conclusions of Law Re: Order and Judgment Confirming The First Amended Joint Plan of Reorganization of The Warnaco Group, Inc. and Its Affiliated Debtors and Debtors-In-Possession Under Chapter 11 of Title 11 of the United States Code, dated November 8, 2002, and (ii) an Order and Judgment Confirming The First Amended Joint Plan of

Reorganization of The Warnaco Group, Inc. and Its Affiliated Debtors and Debtors-In-Possession Under Chapter 11 of Title 11 of the United States Code, dated November 8, 2002, and Granting Related Relief (the "Confirmation Order"). In accordance with the provisions of the Reorganization Plan and the Confirmation Order, the Reorganization Plan became effective on February 4, 2003 (the "Effective Date").

Website Access to Reports

The Company's internet website is *http://www.warnaco.com*. The Company makes available free of charge on its website (under the heading "SEC Filings") its SEC filings, including its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC. The Company's website address is provided as an inactive textual reference only. The information provided on the Company's website is not part of this Annual Report on Form 10-K, and is not incorporated by reference.

Additional information required by this *Item 1 of Part I* is incorporated by reference to *Note 5 of Notes to Consolidated Financial Statements*.

Item 1A. ***Risk Factors.***

In this *Item 1A*, the terms "we," "us" and "our" refer to The Warnaco Group, Inc. and its consolidated subsidiaries.

Our business, operations and financial condition are subject to various risks and uncertainties. The most significant of these risks include those described below; however, there may be additional risks and uncertainties not presently known to us or that we currently consider immaterial. If any of the events or circumstances described in the following risk factors occur, our business, financial condition or results of operations may suffer, and, among other things, the trading price of our common stock, par value $0.01 per share ("Common Stock") could decline. These risk factors should be read in conjunction with the other information in this Annual Report on Form 10-K and in the other documents that we file from time to time with the SEC.

The worldwide apparel industry is heavily influenced by general economic conditions.

The apparel industry is highly cyclical and heavily dependent upon the overall level of consumer spending. Purchases of apparel and related goods tend to be highly correlated with cycles in the disposable income of consumers. Our wholesale customers may anticipate and respond to adverse changes in economic conditions and uncertainty by reducing inventories and canceling orders. Accordingly, a reduction in consumer spending in any of the regions in which we compete as a result of any substantial deterioration in general economic conditions (including as a result of uncertainty in world financial markets, weakness in the credit markets, the recent housing slump in the U.S., increases in the price of fuel, international turmoil or terrorist attacks) or increases in interest rates could adversely affect the sales of our products.

The apparel industry is subject to constantly changing fashion trends and if we misjudge consumer preferences, the image of one or more of our brands may suffer and the demand for our products may decrease.

The apparel industry is subject to shifting consumer demands and evolving fashion trends both in domestic and overseas markets and our success is dependent upon our ability to anticipate and promptly respond to these changes. Failure to anticipate, identify or promptly react to changing trends, styles or brand preferences may result in decreased demand for our products, as well as excess inventories and markdowns, which could have an adverse effect on our results of operations. In addition, if we misjudge consumer preferences, the brand image of our products may be impaired, which would adversely affect our business.

The apparel industry is subject to pricing pressures that may require us to lower the prices we charge for our products.

Prices in the apparel industry have been declining over the past several years, primarily as a result of the trend to move manufacturing operations offshore, the elimination of certain trade quotas, the introduction of new manufacturing technologies, growth of the mass retail channel of distribution, increased competition and consolidation in the retail industry. Products manufactured offshore generally cost less to manufacture than those made domestically, primarily because labor costs are lower offshore. We and our competitors source a significant portion of products from developing countries to achieve lower costs. Certain of our competitors may be able to source their products at lower costs than ours, and use these cost savings to reduce their prices. In addition, the elimination of certain quotas on the import of goods could result in increased competition from other countries (which may have lower labor costs), which may place additional pressure on apparel prices. Prices may also decline as a result of new manufacturing technologies (which enable manufacturers to produce goods on a more cost effective basis), increases in sales through the mass retail channel of distribution (which retailers seek to sell their products at discounted prices) or consolidation in the retail industry (which could result in larger customers with greater negotiating leverage).

To remain competitive, we must adjust our prices from time to time in response to these industry-wide pricing pressures. In addition, our customers are increasingly seeking allowances, incentives and other forms of economic support. Our profitability may be negatively affected by these pricing pressures if we are forced to reduce our prices but are unable to reduce our production or other operating costs. Similarly, our margins may also suffer if our production costs increase and we are unable to increase the prices we charge for our products.

The markets in which we operate are highly competitive and we may not be able to compete effectively.

The apparel industry is extremely competitive. We compete with many domestic and foreign apparel manufacturers and distributors, some of which are larger, more diversified and have greater financial and other resources than us. This competition could cause reduced unit sales or prices, or both, which could adversely affect us. We compete on the basis of a variety of factors, including:

- product quality;
- brand recognition;
- price;
- product differentiation (including product innovation);
- manufacturing and distribution expertise and efficiency;
- marketing and advertising; and
- customer service.

Our ability to remain competitive in these areas will, in large part, determine our future success. Our failure to compete successfully could adversely affect our business.

Increases in the prices of raw materials used to manufacture our products or increases in costs to transport our products could materially increase our costs and decrease our profitability.

The principal fabrics used in our business are made from cotton, wool, silk, synthetic and cotton-synthetic blends. The prices we pay for these fabrics are dependent on the market prices for the raw materials used to produce them, primarily cotton and chemical components of synthetic fabrics. These raw materials are subject to price volatility caused by weather, supply conditions, government regulations, energy costs, economic climate and other unpredictable factors. Fluctuations in petroleum prices may also influence the prices of related items such as chemicals, dyestuffs and polyester yarn as well as the costs we incur to transport products from our suppliers and costs we incur to distribute products to our customers. Any raw material price increase or increase in costs related to the transport of our products (primarily petroleum costs) could increase our cost of sales and decrease our profitability unless we are able to pass higher prices on to our customers. In addition, if one or more of our competitors is able to reduce its production costs by taking greater advantage of any reductions in raw material prices or favorable sourcing agreements, we may face pricing pressures from those competitors and may be forced to reduce our prices or face a decline in net sales, either of which could have an adverse effect on our business, results of operations or financial condition.

Shortages in the supply of sourced goods, difficulties encountered by the third parties that source certain of our products, or interruptions in our contracted production facilities or distribution operations could result in difficulty in procuring, producing and distributing our products.

We seek to secure and maintain favorable relationships with the companies that source our products and to ensure the proper operation of our contracted production facilities. We generally utilize multiple sources of supply. An unexpected interruption in the supply of our sourced products, including as a result of a disruption in operations at any of our contracted production facilities or distribution facilities or at the facilities which source our products, our failure to secure or maintain favorable sourcing relationships, shortages of sourced goods or disruptions in shipping, could adversely affect our results of operations until alternate sources or facilities can be secured. Such events could result in difficulty in procuring or producing our products on a cost-effective basis or at all, which could have an adverse effect on our results of operations.

In addition, although we monitor the third-party facilities that produce our products to ensure their continued human rights and labor compliance and adherence to all applicable laws and our own business partner manufacturing guidelines, we do not control these independent manufacturers. Accordingly, vendors may violate labor or other laws, or fail to adhere to our business partner manufacturing guidelines, including by engaging in business or labor practices that would generally be regarded as unethical in the U.S. In such case, our reputation may be damaged, our supply of sourced goods may be interrupted and we may terminate our relationship with such vendors, any of which could have an adverse effect on our business.

The failure of our suppliers or contractors to adhere to quality and production standards and the failure of our inspections to identify and correct such quality or production problems could have a material adverse effect on our business, financial condition and results of operations.

Concerns about the safety of our products, including but not limited to concerns about those products manufactured in developing countries, where a significant portion of our products are manufactured, may cause us to recall selected products, either voluntarily or at the direction of a foreign or domestic governmental authority. Product safety concerns, recalls, defects or errors in production could result in the rejection of our products by customers, damage to our reputation, lost sales, product liability litigation and increased costs, any of which could harm our business.

We depend on a limited number of customers for a significant portion of our sales, and our financial success is linked to the success of our customers, our customers' commitment to our products and our ability to satisfy and/or maintain our customers.

Net revenues from our ten largest customers represented approximately 32.4% and 58.7% of our worldwide net revenues during Fiscal 2007 and Fiscal 2006, respectively. No one customer accounted for 10% or more of our Fiscal 2007 or 2006 net revenues.

We do not have long-term contracts with any of our customers. Sales to customers are generally on an order-by-order basis. If we cannot fill customers' orders on time, orders may be cancelled and relationships with customers may suffer, which could have an adverse effect on us, especially if the relationship is with a major customer. Furthermore, if any of our customers experiences a significant downturn in its business, or fails to remain committed to our programs or brands, the customer may reduce or discontinue purchases from us. The loss of a major customer or a reduction in the amount of our products purchased by our major customers could have an adverse effect on our results of operations.

During the past several years, various retailers, including some of our customers, have experienced significant changes and difficulties, including consolidation of ownership, restructurings, bankruptcies and liquidations. Consolidation of retailers or other events that eliminate our customers could result in fewer stores selling our products and could increase our reliance on a smaller group of customers. In addition, if our retailer customers experience significant problems in the future, including as a result of general weakness in the retail environment, our sales may be reduced and the risk of extending credit to these retailers may increase. A significant adverse change in a customer relationship or in a customer's financial position could cause us to limit or discontinue business with that customer, require us to assume greater credit risk relating to that customer's receivables or limit our ability to collect amounts related to previous purchases by that customer. These or other events related to our significant customers could have an adverse effect on our business, results of operations or financial condition.

Our success depends upon the continued protection of our trademarks and other intellectual property rights and we may be forced to incur substantial costs to maintain, defend, protect and enforce our intellectual property rights.

Our registered and common law trademarks, as well as certain of our licensed trademarks, have significant value and are instrumental to our ability to market our products. Third parties may assert claims against any such intellectual property and we may not be able to successfully resolve such claims. In addition, we may be required to assert legal claims or take other enforcement actions against third parties who infringe on our intellectual property rights. We may be required to incur substantial costs in defending such claims or in taking such actions. In addition, the laws of some foreign countries may not allow us to protect, defend or enforce our intellectual property rights to the same extent as the laws of the U.S. Our failure to successfully protect our intellectual property rights, or the substantial costs that we may incur in doing so, may have an adverse effect on our operations.

A significant portion of our operations is dependent on license agreements with third parties that allow us to design, produce, source and market our products.

As of December 29, 2007, approximately 67.2% of our revenues were derived from sales of products which we design, source and/or market pursuant to license agreements with third parties. The success of this portion of our business requires us to maintain favorable relationships with our licensors; deterioration in these relationships could impair our ability to market our brands and distribute our products.

Certain of our license agreements, including the license agreements with Speedo International, Ltd., CKI and Polo Ralph Lauren, Inc require us to make minimum royalty payments, subject us to restrictive covenants, require us to provide certain services (such as design services) and may be terminated if certain conditions are not met. We may not be able to continue to meet our obligations or fulfill the conditions under these agreements in the future. The termination of certain of these license agreements could have an adverse effect on our business, results of operations or financial condition.

Our success depends on the reputation of our owned and licensed brand names, including, in particular, Calvin Klein.

The success of our business depends on the reputation and value of our owned and licensed brand names. The value of our brands could be diminished by actions taken by licensors or others who have interests in the brands for other products and/or territories. Because we cannot control the quality of other products produced and sold under such licensed brand names, if such products are of poor quality, the value of the brand name could be damaged, which could have an adverse effect on our sales. In addition, some of the brand names licensed to us reflect the names of living individuals, whose actions are outside our control. If the reputation of one of these individuals is significantly harmed, our products bearing such individual's name may fall into disfavor, which could adversely affect our business. In addition, we may from time to time license our owned and licensed brand names to third parties. The actions of these licensees may diminish the reputation of the licensed brand, which could adversely affect our business.

The *Calvin Klein* brand name is significant to our business. Sales of a substantial portion of our products are in large part tied to the success of the *Calvin Klein* brand name. In the event that consumer demand in the U.S. or overseas for the *Calvin Klein* brand declines, including as a result of changing fashion trends or an adverse change in the perception of the *Calvin Klein* brand image, our businesses which rely on the *Calvin Klein* brand name, including the businesses acquired in the CKJEA Acquisition, would be significantly harmed.

We are subject to local laws and regulations in the U.S. and abroad.

We are subject to U.S. federal, state and local laws and regulations affecting our business, including those promulgated under the Occupational Safety and Health Act, the Consumer Product Safety Act, the Flammable Fabrics Act, the Textile Fiber Product Identification Act, the rules and regulations of the Consumer Products Safety Commission, the Department of Homeland Security and various labor, workplace and related laws, as well as environmental laws and regulations. Our international businesses and the companies which source our products are subject to similar regulations in the countries where they operate. Our efforts to maintain compliance with local laws and regulations may require us to incur significant expenses, and our failure to comply with such laws may expose us to potential liability, which could have an adverse effect on our results of operations. Similarly, local laws could have an adverse effect on our sourcing vendors, which could affect our ability to procure our products.

Changing international trade regulation may increase our costs and limit the amount of products or raw materials that we may import from or export to a given country.

Substantially all of our operations are subject to bilateral textile agreements between the countries from which we procure raw materials, such as yarn and fabric, and the countries where the facilities of the companies which source our products are located. Such agreements and regulations include free trade agreements and other preference agreements with various countries and the activities and regulations of the WTO. Our non-compliance with, or changes associated with, such agreements and regulations may limit the amount of products that may be imported from a particular country, which could impair our ability to source our products on a cost-effective basis.

In addition, the countries in which our products are sourced or into which they are imported, may from time to time impose new quotas, duties, tariffs and requirements as to where raw materials must be purchased or additional workplace regulations or other restrictions, or may adversely modify existing restrictions. Changes in international trade regulation, including future trade agreements, could provide our competitors an advantage over us, or increase our costs, either of which could have an adverse effect on our business, results of operations or financial condition.

Our business outside of the U.S. exposes us to uncertain conditions in overseas markets.

Our foreign operations subject us to risks customarily associated with foreign operations. As of December 29, 2007, we sold our products throughout the world and had warehousing and distribution facilities in nine countries. In addition, in January 2006, we acquired additional operations in Europe and Asia pursuant to the CKJEA Acquisition. See *Item 1. Business—Acquisitions, Dispositions and Discontinued Operations—CKJEA Acquisition.* We also source our products from third-party vendors, substantially all of which are based in foreign countries. For Fiscal 2007, we had net revenues outside of the U.S. of $898.4 million, representing 48.3% of our total net revenues, with the majority of these sales in Europe and Asia. We are exposed to the risk of changes in social, political and economic conditions inherent in operating in foreign countries, including:

- currency fluctuations;
- import and export license requirements;
- trade restrictions;
- changes in quotas, tariffs, taxes and duties;
- restrictions on repatriating foreign profits back to the U.S.;
- foreign laws and regulations;
- international trade agreements;

- difficulties in staffing and managing international operations;
- economic conditions overseas;
- political or social unrest; and
- disruptions or delays in shipments.

In addition, transactions between our foreign subsidiaries and us may be subject to U.S. and foreign withholding taxes. Applicable tax rates in foreign jurisdictions differ from those of the U.S., and change periodically.

We have foreign currency exposures relating to buying, selling and financing in currencies other than the U.S. dollar, our functional currency.

We have foreign currency exposure related to foreign denominated revenues and costs which must be translated into U.S. dollars. Fluctuations in foreign currency exchange rates (particularly any strengthening of the U.S. dollar relative to the euro, Canadian dollar, British pound or Mexican peso) may adversely affect our reported earnings and the comparability of period-to-period results of operations.

In addition, certain of our foreign operations purchase products from suppliers denominated in U.S. dollars, which exposes such operations to increases in cost of goods sold (thereby lowering profit margins) as a result of foreign currency fluctuations. Our exposures are primarily concentrated in the euro, Canadian dollar, British pound and Mexican peso. Changes in currency exchange rates may also affect the relative prices at which we and our foreign competitors sell products in the same market and the cost of certain items required in our operations. Management of our foreign currency exposure may not sufficiently protect us from fluctuations in foreign currency exchange rates, which could have an adverse effect on our business, results of operations and financial condition.

We are subject to certain risks as a result of our indebtedness.

As of December 29, 2007, we had total debt of approximately $366.6 million. In connection with the CKJEA Acquisition (see *Item 1. Business—Acquisitions, Dispositions and Discontinued Operations —CKJEA Acquisition*), we borrowed $180.0 million under a term loan under the Amended and Restated Credit Agreement and assumed approximately $45.0 million of indebtedness of the acquired companies. Our ability to service our indebtedness using cash flows from operations is dependent on our financial and operating performance, which is subject to prevailing economic and competitive industry conditions and to certain other factors beyond our control, including the factors described in this *Item 1A*. In the event that we are unable to satisfy our debt obligations as they come due, we may be forced to refinance our indebtedness, and there can be no assurance that we will be able to refinance our indebtedness on terms favorable to us, or at all. Our debt service obligations may also limit cash flow available for our operations and adversely affect our ability to obtain additional financing, if necessary. In addition, certain of the indebtedness under our Amended and Restated Credit Agreement, our Foreign Credit Facility and the indebtedness we assumed in the CKJEA Acquisition is subject to floating interest rates; accordingly, our results of operations may be adversely affected if market interest rates increase.

The terms of the agreements governing our indebtedness may also limit our operating and financial flexibility. The indenture governing the Company's 8⅞% Senior Notes due 2013 ("Senior Notes") and the Amended and Restated Credit Agreement each contain a number of significant restrictions and other covenants, including financial covenants, with which we must comply. See *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Financing Arrangements.* In addition, in the event that we are unable to comply with these restrictions and other covenants and are not able to obtain waivers from our lenders, we would be in default under these agreements and, among other things, our debt may be accelerated by our lenders. In such case, we may not be able to repay our debt or borrow sufficient funds to refinance it on commercially reasonable terms, or terms that are acceptable to us, which could have an adverse effect on our financial condition.

Our business depends on our senior management team and other key personnel.

Our success is, to a significant extent, dependent on our ability to attract, retain and motivate senior management and other key employees, including managerial, operational, design and sales personnel. Demand and competition for qualified personnel in our industry is intense, and we compete for personnel with companies which may have greater financial resources than we do. The unexpected loss of our current senior management or other key employees, or our inability to attract and retain such persons in the future, could harm our ability to operate our business, including our ability to effectively service our customers, generate new business or formulate and execute on our strategic initiatives.

We rely significantly on information technology. Any inadequacy, interruption, integration failure or security failure of that technology could harm our ability to effectively operate our business.

Our ability to effectively manage and operate our business depends significantly on our information technology systems. The failure of these systems to operate effectively, problems with transitioning to upgraded or replacement systems, difficulty in integrating new systems or systems of acquired businesses or a breach in security of any of our systems could adversely impact the operations of our business. Any such failure, problem, difficulty or breach could also require significant expenditures to remediate.

Fluctuations in the valuation of our pension plan's investments can have a negative effect on our financial condition and results of operations.

We maintain, among other plans, a defined benefit pension plan for our U.S. employees, which provides for specified payments after retirement. Under our direction, our U.S. pension plan invests in a variety of assets including marketable equity and debt securities, mutual funds and pooled investment accounts and limited partnerships. The value of these pension plan investments may fluctuate due to, among other things, changing economic conditions, interest rates and investment returns, and we cannot predict with certainty the value that any individual asset or investment will have in the future. Decreases in the value of U.S. pension plan investments can have a significant effect on our results of operations in the fourth quarter of each fiscal year because they increase our pension expense and our unfunded pension liability. Moreover, as a result of such decreases, we may be required to make larger cash contributions to the U.S. pension plan in the future, which could limit us from making investments in our business, reduce cash available to fund operations or service our indebtedness, or otherwise be detrimental to our results of operations and financial condition.

Businesses that we may acquire may fail to perform to expectations. In addition, we may be unable to successfully integrate acquired businesses with our existing business.

From time to time, we evaluate potential acquisition opportunities to support and strengthen our business. We may not be able to realize all or a substantial portion of the anticipated benefits of acquisitions that we may consummate. Newly acquired businesses may not achieve expected results of operations, including expected levels of revenues, and may require unanticipated costs and expenditures. Acquired businesses may also subject us to liabilities that we were unable to discover in the course of our due diligence, and our rights to indemnification from the sellers of such businesses, even if obtained, may not be sufficient to offset the relevant liabilities. In addition, acquired businesses may be adversely affected by the risks described in this Item 1A, or other risks, including as a result of factors that we are not currently aware of.

In addition, the integration of newly acquired businesses and products may be expensive and time-consuming and may not be entirely successful. The success of integrating acquired businesses is dependent on our ability to, among other things, merge operational and financial systems, retain customers of acquired businesses, realize cost reduction synergies and retain key management and other personnel of the acquired companies. Integration of the acquired businesses may also place additional pressures on our systems of internal control over financial reporting. If we are unable to successfully integrate newly acquired businesses or if acquired businesses fail to produce targeted results, it could have an adverse effect on our results of operations or financial condition.

We have a history of restated financial statements and insufficient disclosure controls and procedures and internal control over financial reporting, the recurrence of which could impair our ability to provide timely and reliable financial information in the future and have a negative effect on our business and stock price.

In Fiscal 2005, we identified material weaknesses in our internal control over financial reporting and, as a result of such material weaknesses, concluded that our disclosure controls and procedures and internal control over financial reporting were not effective. We were also required to restate our Fiscal 2005 and quarter ended April 1, 2006 financial statements (including restatements required in connection with the identified material weaknesses). Although we have, in each case, taken actions that we believe have effectively remediated the material weaknesses identified, and our management has concluded that our internal control was effective as of December 29, 2007 and December 30, 2006, there can be no assurance that in the future we will not suffer from ineffective disclosure controls and procedures or internal control over financial reporting, which would impair our ability to provide reliable and timely financial reports. Moreover, because of the inherent limitations of any control system, material misstatements due to error or fraud may not be prevented or detected on a timely basis, or at all. If we are unable to provide reliable and timely financial reports, or if we are required to restate our financial statements, our business may be harmed, including as a result of adverse publicity, litigation, SEC proceedings, exchange delisting or consequences under (or the need for waivers of) our debt covenants. Failures in internal control and restated financial statements may also cause investors to lose confidence in our financial reporting process, which could have a negative effect on the price of our Common Stock.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. ***Properties.***

The Company's principal executive offices are located at 501 Seventh Avenue, New York, New York, which the Company leases pursuant to a 13-year lease that commenced in May 2003 (expiring August 2016). In addition to the Company's executive offices, the Company leases offices in California and Connecticut pursuant to leases that expire between 2010 and 2013.

As of December 29, 2007, the Company owned or leased three primary domestic distribution and warehousing facilities located in California and Pennsylvania. In addition, the Company owned or leased 11 international manufacturing (solely as relates to the *Lejaby* business), warehousing and distribution facilities in Canada (one), Mexico (one), France (five), Hong Kong (one), the Netherlands (one), Italy (one) and Korea (one). Some of the Company's manufacturing and warehouse facilities are also used for administrative functions. The Company owns one of its domestic facilities and two of its international facilities. The owned domestic facility is subject to liens in favor of the lenders under the Amended and Restated Credit Agreement. Nine of the Company's facilities are leased with terms expiring between 2008 and 2015, except for certain leases which operate on a month-to-month basis. The Company sold its manufacturing, warehousing and distribution facilities in France in February 2008 as part of the sale of the *Lejaby* business. See *Item 1. Acquisitions, Dispositions and Discontinued Operations—Dispositions and Discontinued Operations.*

The Company leases sales offices in a number of major cities, including Atlanta, Dallas, Los Angeles and New York in the U.S.; London, England; Madrid, Spain; Brussels, Belgium; Toronto, Canada; Paris, France; Cologne, Germany; Shanghai, China; Hong Kong; Milan, Italy; Mexico City, Mexico; and Lausanne, Switzerland. The sales office leases expire between 2008 and 2013 and are generally renewable at the Company's option. As of December 29, 2007, the Company leased 741 retail store sites in the U.S., Canada, Mexico, Central and South America, Europe, Australia and Asia. Retail leases expire between 2008 and 2025 and are generally renewable at the Company's option.

All of the Company's distribution and warehouse facilities are located in appropriately designed buildings, which are kept in good repair. All such facilities have well-maintained equipment and sufficient capacity to handle present and expected future volumes.

Item 3. ***Legal Proceedings.***

SEC Inquiry: On August 8, 2006, the Company announced that it would restate its previously reported financial statements for the fourth quarter 2005, Fiscal 2005 and the three months ended April 1, 2006. The restatements were required as a result of certain irregularities discovered by the Company during the Company's 2006 second quarter closing review and certain other errors. The irregularities primarily related to the accounting for certain returns and customer allowances at the Company's *Chaps* menswear division. These matters were reported to the Company's Audit Committee, which engaged outside counsel, who in turn retained independent forensic accountants to investigate and report to the Audit Committee. Based on information obtained in that investigation, and also to correct for an error which resulted from the implementation of the Company's new systems infrastructure at its Swimwear Group during the first quarter 2006, and certain immaterial errors, the Audit Committee accepted management's recommendation that the Company restate its financial statements.

In connection with the restatements, the Company contacted the SEC staff to inform them of the restatements and the Company's related investigation. Thereafter, the SEC staff initiated an informal inquiry, and on February 22, 2008, informed the Company that in September 2007 the SEC had issued a formal order of investigation, with respect to these matters. The Company is cooperating fully with the SEC.

Other: In addition, from time to time, the Company is involved in arbitrations or legal proceedings that arise in the ordinary course of its business. The Company cannot predict the timing or outcome of these claims and proceedings. Currently, the Company is not involved in any such arbitration and/or legal proceeding that it expects to have a material effect on its financial condition, results of operations or business.

Item 4. ***Submission of Matters to a Vote of Security Holders.***

None.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

The Company's Common Stock is traded on the NASDAQ Global Select Market under the ticker symbol "WRNC" and has been traded on NASDAQ since February 5, 2003 following the Company's emergence from bankruptcy. The table below sets forth the high and low sales prices of the Common Stock as reported on the NASDAQ Composite Tape from January 1, 2006 through February 15, 2008:

	High	Low
2006		
First Quarter	$28.22	$21.69
Second Quarter	$24.16	$17.09
Third Quarter	$21.54	$15.75
Fourth Quarter	$27.21	$18.86
2007		
First Quarter	$29.03	$24.40
Second Quarter	$39.71	$26.90
Third Quarter	$41.78	$30.21
Fourth Quarter	$44.94	$32.56
2008		
First Quarter (through February 15, 2008)	$36.86	$28.70

As of February 15, 2008, there were 4,336 holders of the Common Stock, based upon the number of holders of record and the number of individual participants in certain security position listings.

The last reported sale price of the Common Stock as reported on the NASDAQ Composite Tape on February 15, 2008 was $35.04 per share. The Amended and Restated Credit Agreement and the indenture governing the Senior Notes place restrictions on the Company's ability to pay dividends on the Common Stock, and the Company has not paid any dividends on the Common Stock.

Repurchases of Shares

In July 2005, the Company's Board of Directors authorized the Company to enter into a share repurchase program (the "2005 Share Repurchase Program") for the repurchase of up to 3,000,000 shares of Common Stock. Under the 2005 Share Repurchase Program, the Company has repurchased a total of 3,000,000 shares in the open market, of which 67,367 shares were repurchased during the fourth quarter 2007. The Company may not repurchase any additional shares of its common stock under the 2005 Share Repurchase Program.

In May 2007, the Company's Board of Directors authorized a new share repurchase program (the "2007 Share Repurchase Program") for the repurchase of up to 3,000,000 shares of Common Stock. The Company expects that, in order to comply with the terms of applicable debt instruments, purchases under the 2007 Share Repurchase Program will be made over a period of four years from the date the program was approved. Under the 2007 Share Repurchase Program, the Company has repurchased a total of 566,869 shares in the open market, all of which were repurchased during the fourth quarter of 2007. The 2007 Share Repurchase Program may be modified or terminated by the Company's Board of Directors at any time.

In addition to the 634,236 shares repurchased pursuant to the Company's 2005 and 2007 Share Repurchase Programs, an aggregate of 3,152 shares set forth below as repurchased during the fourth quarter 2007 reflect the surrender of shares in connection with the vesting of certain restricted stock awarded by the Company to its employees. At the election of an employee, shares having an aggregate value on the vesting date equal to the employee's withholding tax obligation may be surrendered to the Company in satisfaction thereof.

The following table summarizes repurchases of the Company's Common Stock during the fourth quarter 2007:

Period	Total Number of Shares Repurchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Number of Shares that May Yet Be Repurchased Under the Announced Plans
September 30, 2007 – October 27, 2007	51	$41.46	—	3,067,367
October 28, 2007 – November 24, 2007	1,387	$37.38	—	3,067,367
November 25, 2007 – December 29, 2007	635,950	$38.88	634,236	2,433,131

During Fiscal 2007, pursuant to the 2005 Share Repurchase Program and 2007 Share Repurchase Program, the Company acquired over 1.5 million shares of its Common Stock for approximately $55.2 million (an average purchase price of $35.71 per share).

Item 6. ***Selected Financial Data.***

The Company emerged from bankruptcy on February 4, 2003 and, pursuant to American Institute of Certified Public Accountants Statement of Position 90-7, *Financial Reporting by Entities in Reorganization Under the Bankruptcy Code*, the Company adopted fresh start accounting. Fresh start accounting principles require, among other things, that the Company determines the reorganization value of its company and allocates such reorganization value to the fair value of its assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations* ("SFAS 141"). The Company engaged an independent third-party appraisal firm to assist it in determining its reorganization value. The reorganization value of the Company as approved by the bankruptcy court was $750.0 million. Using the work of valuation specialists, the Company allocated the reorganization value to the fair value of its tangible assets, finite-lived intangible assets and indefinite lived intangible assets in accordance with the provisions of SFAS 141.

The following table sets forth the Company's selected historical consolidated financial and operating data for Fiscal 2007, Fiscal 2006, Fiscal 2005, Fiscal 2004 and the period February 5, 2003 to January 3, 2004. All fiscal years for which financial information is set forth below had 52 weeks. The period February 5, 2003 to January 3, 2004 was composed of 48 weeks.

For all periods presented, income from continuing operations excludes the results of the Company's discontinued operations (i.e. *Lejaby*; *Anne Cole*; *Cole of California*; *Catalina, OP,* JLO, *Lejaby Rose, Axcelerate* Activewear and its three *Speedo* retail outlet store businesses). These businesses have been accounted for in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Accordingly, the results of operations of these business units are presented separately in the following table.

The information set forth in the following table should be read in conjunction with *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* and the Company's consolidated financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K.

	Fiscal 2007	Fiscal 2006	Fiscal 2005	Fiscal 2004	For the Period February 5, 2003 to January 3, 2004
	(Dollars in millions, except per share data)				
Statement of operations data:					
Net revenues	$ 1,860.1	$ 1,655.3	$ 1,303.2	$ 1,214.4	$ 1,091.8
Gross profit	751.8	637.0	437.6	817.6	330.2
Selling, general and administrative expenses	610.5	508.1	342.9	328.5	302.2
Amortization of intangible assets	13.2	12.3	4.0	2.8	—
Amortization of sales order backlog	—	—	—	—	11.8
Pension expense (income)	(8.8)	(2.4)	1.2	(6.2)	(6.5)
Reorganization expense	—	—	—	—	(1.7)
Operating income	137.0	119.0	89.5	71.6	24.4
Other (income) loss	(7.1)	(2.9)	0.7	(2.3)	(2.5)
Interest expense	37.7	38.5	22.4	22.3	22.6
Interest income	(3.8)	(2.9)	(3.6)	(1.9)	(0.6)
Income (loss) from continuing operations	82.9	66.2	44.1	31.3	(3.9)
Income (loss) from discontinued operations, net of taxes	(3.8)	(15.5)	5.4	11.2	3.8
Net income (loss)	79.1	50.8	49.5	42.5	(0.2)
Net income (loss) applicable to Common Stock	79.1	50.8	49.5	42.5	(0.2)
Dividends on Common Stock	—	—	—	—	—
Per share data:					
Income (loss) from continuing operations					
Basic	$ 1.85	$ 1.45	$ 0.96	$ 0.69	$ (0.09)
Diluted	1.78	1.41	0.94	0.68	(0.09)
Income (loss) from discontinued operations, net of taxes					
Basic	(0.09)	(0.34)	0.12	0.25	0.08
Diluted	(0.08)	(0.33)	0.11	0.24	0.09
Net income (loss)					
Basic	1.76	1.11	1.08	0.94	(0.01)
Diluted	1.70	1.08	1.05	0.92	—
Dividends declared	—	—	—	—	—
Shares used in computing earnings per share					
Basic	44,908,028	45,719,910	45,872,308	45,418,069	45,060,724
Diluted	46,618,307	46,882,399	46,804,053	46,178,535	45,462,560

	Fiscal 2007	Fiscal 2006	Fiscal 2005	Fiscal 2004	For the Period February 5, 2003 to January 3, 2004
	(Dollars in millions, except per share data)				
Other data:					
Cash flows from operating activities	160.4	86.7	138.1	50.3	83.6
Cash flows from investing activities	(20.8)	(187.1)	(36.7)	(45.2)	(18.5)
Cash flows from financing activities	(121.7)	99.7	(0.1)	0.6	(44.9)
Depreciation and amortization	65.3	47.6	30.7	31.2	42.7
Capital expenditures	41.8	30.2	36.7	29.3	29.1
Ratio of earnings to fixed charges (a)	2.6	2.4	2.9	2.3	1.1

	December 29, 2007	December 30, 2006	December 31, 2005	January 1, 2005	January 3, 2004
	(Dollars in millions, except per share data)				
Balance sheet data:					
Working capital	588.0	453.9	494.8	434.2	394.3
Total assets	1,606.5	1,681.0	1,220.1	1,153.9	1,091.0
8 7/8% Senior Notes due 2013	205.0	205.0	210.0	210.0	210.0
Long-term debt (b)	310.5	332.5	210.0	210.8	211.1
Stockholders' equity	772.9	682.9	629.5	576.9	520.6

(a) For the purposes of computing the ratio of earnings of fixed charges, earnings are defined as income from continuing operations before income taxes, plus fixed changes and less capitalized interest. Fixed charges are defined as the sum of interest expense, including the amortization of deferred financing costs, capitalized interest and that portion of rental expense which the Company believes to be representative of an interest factor. The deficit of earnings to fixed charges represents the amount of earnings that would be required to increase the ratio of earning to fixed charges to 1.00 in those cases where earnings are less than the total fixed charges.

(b) Does not include current maturities of long-term debt. See *Note 12 of Notes to Consolidated Financial Statements.*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

The Company is subject to certain risks and uncertainties that could cause its future results of operations to differ materially from its historical results of operations and those expected in the future and that could affect the market value of the Company's Common Stock. Except for the historical information contained herein, this Annual Report on Form 10-K, including the following discussion, contains forward-looking statements that involve risks and uncertainties. See "*—Statement Regarding Forward-Looking Disclosure*" and *Item 1A. Risk Factors.*

The following *Management's Discussion and Analysis of Financial Condition and Results of Operations* should be read in conjunction with the consolidated financial statements and related notes thereto, which are included in this Annual Report on Form 10-K. References to "Core Intimates" refer to the Intimate Apparel Group's *Warner's*, *Olga* and *Body Nancy Ganz/Bodyslimmers* brand names. References to "Designer" refer to the Swimwear Group's fashion brands including *Lifeguard, Nautica, Calvin Klein* and *Michael Kors (*the *Nautica* and *Michael Kors* businesses will be discontinued in Fiscal 2008*)*.

Overview

The Company designs, sources, markets, licenses and distributes intimate apparel, sportswear and swimwear worldwide through a broad line of highly recognized brand names. The Company's products are distributed domestically and internationally in over 100 countries, primarily to wholesale customers through various distribution channels, including major department stores, independent retailers, chain stores, membership clubs, specialty and other stores, mass merchandisers and the internet, including such leading retailers as Macy's and other units of Federated Department Stores, J.C. Penney, Kohl's, Sears, Target and Costco. As of December 29, 2007, the Company operated 740 *Calvin Klein* retail stores worldwide (consisting of 56 full price free-standing stores, 68 outlet free-standing stores, one on-line store and 615 shop-in-shop/concession stores) and one *Speedo* on-line store. As of December 29, 2007, there were also 388 *Calvin Klein* retail stores operated by third parties under retail licenses or franchise and distributor agreements.

The Company's mission is to become the premier global, branded apparel company. To accomplish its mission, the Company has identified the following key strategic objectives:

- *Build and maintain powerful global brands.* The Company believes that one of its strengths is its portfolio of highly recognized brand names. The Company strives to enhance its brand image through superior design, product innovation, focused marketing and high quality product construction.
- *Leverage the Company's international platform.* The Company's international design, sales and distribution network allows it to reach consumers around the world. The Company works to effectively utilize its international presence to enhance and expand the worldwide reach of its branded apparel products. In Fiscal 2007 the Company derived over 48% of its net revenue from its foreign business. The Company believes that there are opportunities for significant continued growth in Europe, Asia and South America.
- *Grow the Company's direct-to-consumer business.* As noted above, as of December 29, 2007, the Company had (either directly or through licensees) over 1,100 direct-to-consumer outlets throughout the world. The Company expects to continue to expand this aspect of its business, particularly in Europe and Asia.

The Company continues to focus on gross margin improvements, reductions in selling, general and administrative expenses and improved operating profit to drive improvement in shareholder returns. Specifically, the Company is striving to ultimately achieve:

- *Gross profit margins in excess of 42%.* The Company seeks to achieve its gross margin goals through improved product sourcing, efficiencies in its global product life cycle management, growth in the direct-to-consumer business and improvements in inventory forecasting and planning.

- *Selling, general and administrative expenses percentage growth lower than the growth in net revenues.* The Company seeks to achieve its selling, general and administrative ("SG&A") goals by completing additional shared services consolidations and by evaluating structural and other opportunities to reduce SG&A.
- *Operating profit margins of 10% or more.* The Company seeks to achieve its operating profit margin goals through improved gross profit margins and by reducing SG&A expenses (through reductions in total dollars spent and by leveraging its existing infrastructure over a larger net revenue base). The Company also uses portfolio management to assess the viability of underperforming brands and to prioritize targeted investments.

The Company notes the following significant highlights with respect to Fiscal 2007:

- The Company achieved net revenue growth of 12.4% to $1.86 billion from $1.66 billion and increased operating income to $137.0 million (7.4% of net revenues). The increase in net revenues primarily reflects strength in the Company's *Calvin Klein* businesses both domestically and internationally. Approximately 25.6% of the increase in net revenues relates to the effect that changes in exchange rates had on the translation of foreign currencies into the U.S. dollar. The improvements in operating profit and margin primarily reflect increases in the Intimate Apparel and Sportswear groups, primarily due to strength in the *Calvin Klein* businesses, which net revenues increased approximately 24% in Fiscal 2007 compared to Fiscal 2006, partially offset by declines in Swimwear. Included in operating income for Fiscal 2007 are restructuring charges of $36.6 million primarily associated with management's initiatives to increase productivity and profitability in the Swimwear Group.
- Income from continuing operations in Fiscal 2007 was $1.78 per diluted share, a 26.2% increase over $1.41 per diluted share in Fiscal 2006.
- During Fiscal 2007 the Company added over 85,000 square feet of retail space to its direct to consumer business. The Company now operates over 350,000 square feet of retail space, which generated over $335 million in net revenues in Fiscal 2007.
- On September 18, 2007, the Company announced its intention to exit the Swimwear Group's private label and designer swimwear businesses (except *Calvin Klein* swimwear). Pursuant to this initiative, in December 2007, the Company successfully completed the sale of its *Catalina*, *Anne Cole* and *Cole of California* businesses.
- On October 1, 2007, pursuant to its previously disclosed strategy to undertake supply chain initiatives in order to increase efficiencies, the Company transferred the ownership of its Mexican manufacturing facilities to a local operator.
- On January 30, 2008, the Company entered into the Transfer Agreement with PVH whereby the Company transferred the Collection License Company to PVH. In connection therewith, the Company paid approximately $42.0 million (net of expected working capital adjustments) to or on behalf of PVH and entered into the 2008 CK Licenses. The 2008 CK Licenses will allow the Company to further extend its direct-to-consumer business in Europe, Asia and Latin America. The additional rights granted to the Company are long-term arrangements. During the first quarter of 2008, the Company expects to record between $24.0 million and $26.0 million of intangible assets related to the 2008 CK Licenses and expects to record a charge of between $16.0 million and $18.0 million related to the transfer of the Collection License Company to PVH.
- On February 14, 2008, the Company entered into an agreement with Palmers for the sale of the *Lejaby* business whereby Palmers will pay the Company €32.5 million (approximately $47 million) in cash and a €12.5 million (approximately $18 million) five-year non-interest-bearing note in exchange for 100% of the shares of the companies that operate this business. The sale price is subject to working capital and other adjustments. Pursuant to the agreement, the Company will continue to operate the Canadian portion of the *Lejaby* business through 2008. In addition, the Company will provide transition services to Palmers for a period of up to four years, for which the Company will be reimbursed. The Company expects to close the transaction in March 2008.

- In connection with these and other restructuring activities, the Company has classified all the financial data in this Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), including all restructuring charges, in accordance with accounting standards generally accepted in the U.S. Restructuring charges are included in the operating results of the related business segments and are summarized in *Note 4* of *Notes to Consolidated Condensed Financial Statements* and are noted in this MD&A, where applicable.
- During Fiscal 2007, the Company repurchased 1,545,784 shares of its common stock in the open market under the Company's 2007 and 2005 Share Repurchase Programs at a total cost of approximately $55.2 million.

In addition to the many near-term opportunities for growth and operational improvement referenced above, the Company acknowledges that there are a number of challenges and uncertainties relating to its businesses. See *Item 1A. Risk Factors* and *Statement Regarding Forward-Looking Disclosure.*

Discussion of Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses in its consolidated financial statements and accompanying notes.

Critical accounting policies are those that are most important to the portrayal of the Company's financial condition and results of operations and require difficult, subjective and complex judgments by management in order to make estimates about the effect of matters that are inherently uncertain. The Company's most critical accounting policies pertain to revenue recognition, cost of goods sold, accounts receivable, inventories, long-lived assets, goodwill and other intangible assets, income taxes, pension plans, stock-based compensation and advertising costs. In applying such policies, management must record income and expense amounts that are based upon informed judgments and best estimates. Because of the uncertainty inherent in these estimates, actual results could differ from estimates used in applying the critical accounting policies. Changes in such estimates, based on more accurate future information, may affect amounts reported in future periods. Management is not aware of any reasonably likely events or circumstances which would result in different amounts being reported that would materially affect the Company's financial condition or results of operations.

Use of Estimates

The Company uses estimates and assumptions in the preparation of its financial statements which affect (i) the reported amounts of assets and liabilities at the date of the consolidated financial statements and (ii) the reported amounts of revenues and expenses. Actual results could materially differ from these estimates. The estimates the Company makes are based upon historical factors, current circumstances and the experience and judgment of the Company's management. The Company evaluates its assumptions and estimates on an ongoing basis and may employ outside experts to assist in its evaluations. The Company believes that the use of estimates affects the application of all of the Company's significant accounting policies and procedures.

Revenue Recognition

The Company recognizes revenue when goods are shipped to customers and title and risk of loss have passed, net of estimated customer returns, allowances and other discounts. The Company recognizes revenue from its retail stores when goods are sold to consumers, net of allowances for future returns. The determination of allowances and returns involves the use of significant judgment and estimates by the Company. The Company bases its estimates of allowance rates on past experience by product line and account, the financial stability of its customers, the expected rate of retail sales and general economic and retail forecasts. The Company reviews and adjusts its accrual rates each month based on its current experience. During the Company's monthly review, the Company also considers its accounts receivable collection rate and the nature and amount of customer deductions and requests for promotion assistance. The Company believes it is likely that its accrual rates will vary over time and could change materially if the Company's mix of customers, channels of distribution or products change. Current rates of accrual for sales allowances, returns and discounts vary by customer. Revenues from the licensing or sub-licensing of certain trademarks are recognized when the underlying royalties are earned.

Cost of Goods Sold

Cost of goods sold consists of the cost of products produced or purchased and certain period costs related to the product procurement and manufacturing process. Product costs include: (i) material, direct labor and overhead (including the costs incurred by external contractors); (ii) duty, quota and related tariffs; (iii) in-bound freight and traffic costs, including inter-plant freight; (iv) procurement and material handling costs; (v) indirect production overhead including inspection, quality control, sample making, production control and planning, cost accounting and preproduction; and (vi) in-stocking costs in the Company's warehouse (in-stocking costs may include but are not limited to costs to receive, unpack and stock product available for sale in its distribution centers). Period costs included in cost of goods sold include: (a) royalty; (b) design and merchandising; (c) prototype costs; (d) manufacturing variances (net of amounts capitalized); (e) loss on seconds; (f) provisions for inventory losses (including provisions for shrinkage and losses on the disposition of excess and obsolete inventory); and (g) direct freight charges incurred to ship finished goods to customers. Costs incurred to store, pick, pack and ship inventory to customers (excluding direct freight charges) are included in shipping and handling costs and are classified in SG&A expenses. The Company's gross profit and gross margin may not be directly comparable to those of its competitors, as income statement classifications of certain expenses may vary by company.

Accounts Receivable

The Company maintains reserves for estimated amounts that the Company does not expect to collect from its trade customers. Accounts receivable reserves include amounts the Company expects its customers to deduct for returns, allowances, trade discounts, markdowns, amounts for accounts that go out of business or seek the protection of the Bankruptcy Code and amounts in dispute with customers. The Company's estimate of the allowance amounts that are necessary includes amounts for specific deductions the Company has authorized and an amount for other estimated losses. Adjustments to estimate accruals for specific account allowances and negotiated settlements of customer deductions are recorded as deductions to revenue in the period the related revenue is recognized. The provision for accounts receivable allowances is affected by general economic conditions, the financial condition of the Company's customers, the inventory position of the Company's customers and many other factors. The determination of accounts receivable reserves is subject to significant levels of judgment and estimation by the Company's management. If circumstances change or economic conditions deteriorate, the Company may need to increase the reserve significantly. As of December 29, 2007 and December 30, 2006, the Company recorded $86.7 million and $87.1 million, respectively, of accounts receivable reserves.

Inventories

The Company records purchases of inventory when it assumes title and the risk of loss. The Company values its inventories at the lower of cost, determined on a first-in, first-out basis, or market. The Company evaluates its inventories to determine excess units or slow-moving styles based upon quantities on hand, orders in house and expected future orders. For those items for which the Company believes it has an excess supply or for styles or colors that are obsolete, the Company estimates the net amount that it expects to realize from the sale of such items. The Company's objective is to recognize projected inventory losses at the time the loss is evident rather than when the goods are ultimately sold. The Company's calculation of the reduction in carrying value necessary for the disposition of excess inventory is highly dependent on its projections of future sales of those products and the prices it is able to obtain for such products. The Company reviews its inventory position monthly and adjusts its carrying value for excess or obsolete goods based on revised projections and current market conditions for the disposition of excess and obsolete inventory. If economic conditions worsen, the Company may have to decrease its carrying value of excess or obsolete goods substantially.

Long-Lived Assets

Long-lived and intangible assets (including property, plant and equipment) acquired as part of business combinations accounted for using the purchase method of accounting and long-lived and intangible assets existing at the Effective Date are recorded at fair value at the acquisition (or emergence) date based upon the appraised value of such assets, net of accumulated depreciation and amortization. The Company utilizes the work of independent third-party appraisers to assist it in determining the fair value of acquired assets based upon the planned future use of each asset or group of assets, quoted market prices where a market exists for such assets, the expected future revenue and profitability of the business unit utilizing such assets and the expected future life of such assets. In its determination of fair value, the Company also considers whether an asset will be sold either individually or with other assets and the proceeds the Company expects to receive from any such sale. Preliminary estimates of the fair value of acquired assets are based upon management's estimates and preliminary appraisal reports. Adjustments to the preliminary estimates of fair value are recorded as adjustments to goodwill.

Long-lived assets acquired in the ordinary course of the Company's operations are recorded at historical costs, net of accumulated depreciation. Assumptions relating to the expected future use of individual assets could affect the fair value of such assets and the depreciation expense recorded related to such assets in the future. The Company reviews its long-lived assets for possible impairment when events or circumstances indicate that the carrying value of the assets may not be recoverable. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived and intangible assets, which could result in impairment charges in future periods. In addition, depreciation and amortization expense is affected by the Company's determination of the estimated useful lives of the related assets. The estimated useful lives of fixed assets and finite-lived intangible assets are based on their classification and expected usage, as determined by the Company.

Goodwill and Other Intangible Assets

Goodwill represents: (i) the amount by which the Company's reorganization value exceeded the fair value of its tangible assets and identified intangible assets less its liabilities allocated in accordance with the provisions of SFAS No. 141, *Business Combinations,* as of the Effective Date (before adjustments for reductions in valuation allowances related to deferred tax assets arising before the Effective Date); and (ii) the excess of purchase price over the fair value of net assets acquired in business combinations after the Effective Date accounted for under the purchase method of accounting. Pursuant to the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), goodwill is not amortized and is subject to an annual impairment test which the Company performs in the fourth quarter of each fiscal year. Goodwill is allocated to various reporting units, which are either the operating segment or one reporting level below the operating segment. As of December 29, 2007, the Company's reporting units for purposes of applying the provisions of SFAS 142 are: Core Intimate Apparel (consisting of the *Warner's® /Olga® /Body Nancy Ganz®/Bodyslimmers®* business units), *Calvin Klein* Underwear, *Lejaby®*, *Calvin Klein* Jeans, *Chaps®* and Swimwear. SFAS 142 requires the Company to compare the fair value of each reporting unit to its carrying amount on an annual basis to determine if there is potential impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. If the carrying amount of goodwill exceeds its fair value, an impairment loss is recognized. Fair values for goodwill are determined based on discounted cash flows, market multiples or appraised values, as appropriate.

Intangible assets primarily consist of licenses and trademarks. Licenses and trademarks in existence as of the Effective Date are recorded at their fair values net of accumulated amortization since the Effective Date and net of any adjustments after the Effective Date for reductions in valuation allowances related to deferred tax assets arising before the Effective Date. Licenses and trademarks acquired in business combinations after the Effective Date under the purchase method of accounting are recorded at their fair values net of accumulated amortization since the acquisition date. Licenses and trademarks acquired in the normal course of the Company's operations are recorded at cost net of accumulated amortization. The majority of the Company's license and trademark agreements cover extended periods of time, some in excess of forty years. The estimates and assumptions used in the determination of the value of indefinite-lived intangible assets will not have an effect on the Company's future earnings unless a future evaluation of trademark or license value indicates that such asset is impaired. Pursuant to the provisions of SFAS 142, intangible assets with indefinite lives are not amortized and are subject to an annual impairment test which the Company performs in the fourth quarter of each fiscal year. The Company also reviews its indefinite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of an indefinite-lived intangible asset exceeds its fair value. If the carrying value of an indefinite-lived intangible asset exceeds its fair value (determined based on discounted cash flows), an impairment loss is recognized. Identifiable intangible assets with finite lives are amortized on a straight-line basis over the estimated useful lives of the assets. The Company reviews its finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of finite-lived intangible asset may not be recoverable. Recoverability of a finite-lived intangible asset is measured by a comparison of its carrying amount to the undiscounted future cash flows expected to be generated by the asset. If the asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is determined based on discounted cash flows. See *Note 10 of Notes to Consolidated Financial Statements.*

The Company did not identify any impairments of goodwill or intangible assets for any period presented.

Income Taxes

Deferred income taxes are determined using the liability method. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. Realization of the Company's deferred tax assets is dependent upon future earnings in specific tax jurisdictions, the timing and amount of which are uncertain. Management assesses the Company's income tax positions and records tax benefits for all years subject to examination based upon an evaluation of the facts, circumstances, and information available at the reporting dates.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes —an Interpretation of SFAS No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest, penalties, accounting in interim periods and disclosure related to uncertain income tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted the provisions of FIN 48 on December 31, 2006. As a result of this adoption, the Company recognized a charge of approximately $0.9 million to the December 31, 2006 retained earnings balance. The Company recognizes penalties and interest related to uncertain tax positions as a component of income tax expense. See *Note 6 of Notes to Consolidated Financial Statements.*

Pension Plans

The Company has a defined benefit pension plan covering certain full-time non-union domestic employees and certain domestic employees covered by a collective bargaining agreement (the

"U.S. Plan"). The Company also sponsors defined benefit plans for certain of its foreign employees ("Foreign Plans"). The U.S. Plan represents approximately 98% of total defined benefit pension plan assets and approximately 94% of total defined benefit pension plan liabilities at December 29, 2007. The determination of the total liability attributable to benefits owed to participants covered by the U.S. Plan is determined by a third-party actuary using assumptions provided by the Company. The liabilities attributable to the Foreign Plans are determined by third-party actuaries using assumptions provided by the Company, or in certain cases, using assumptions determined by rules or regulations established by governing regulatory authorities.

The assumptions used, in particular the discount rate, can have a significant effect on the amount of pension liability recorded by the Company. The discount rate is used to estimate the present value of projected benefit obligations at each valuation date. The Company evaluates the discount rate annually and adjusts the rate based upon current market conditions. For the U.S. Plan, the discount rate is estimated using a portfolio of high quality corporate bond yields (rated "Aa" or higher by Moody's Investors Service) which matches the projected benefit payments and duration of obligations for participants in the U.S. Plan. The discount rate that is developed considers the unique characteristics of the U.S. Plan and the long-term nature of the projected benefit obligation. The Company believes that a discount rate of 6.75% for Fiscal 2007 reasonably reflects current market conditions and the characteristics of the U.S. Plan. For the Foreign Plans, the discount rates (ranging from 4.5% to 5.55%) were determined by the Company based on recommendations by the Foreign Plan's actuaries after considering the unique characteristics of the Foreign Plans and the long-term nature of the projected benefit obligations. The Company believes that the discount rates used for Fiscal 2007 reasonably reflect current market conditions and the characteristics of the Foreign Plans.

The investments of each plan are stated at fair value based upon quoted market prices, if available. The U.S. Plan invests in certain funds or asset pools that are managed by investment managers for which no quoted market price is available. These investments are valued at estimated fair value as reported by each fund's administrators to the U.S. Plan trustee. The individual investment managers' estimates of fair value are based upon the value of the underlying investments in the fund or asset pool. These amounts may differ significantly from the value that would have been reported had a quoted market price been available for each underlying investment or the individual asset pool in total.

Effective January 1, 2003, the U.S. Plan was amended and, as a result, no future benefits accrue to participants in the U.S. Plan. As a result of the amendment, the Company has not recorded pension expense related to current service for all periods presented and will not record pension expense for current service for any future period.

The Company uses a method that accelerates recognition of gains or losses which are a result of (i) changes in projected benefit obligations related to changes in assumptions and (ii) returns on plan assets that are above or below the projected asset return rate (currently 8% for the U.S. Plan) ("Accelerated Method") to account for its defined benefit pension plans. The Company has recorded pension obligations equal to the difference between the plans' projected benefit obligations and the fair value of plan assets in each fiscal year since the adoption of the Accelerated Method. The Company believes the Accelerated Method is preferable because the pension liability using the Accelerated Method approximates fair value.

Pursuant to the provisions of SFAS 87 "*Employer's Accounting for Pensions*" the Company recognizes one-quarter of its estimated annual pension expense (income) in each of its first three fiscal quarters. Estimated pension expense (income) consists of the interest cost on projected benefit obligations for each of the pension plans and service cost of the Foreign Plans, offset by the expected return on pension plan assets. The Company records the effect of any changes in actuarial assumptions (including changes in the discount rate) and the difference between the assumed rate of return on plan assets and the actual return on plan assets in the fourth quarter of its fiscal year. The Company's use of the Accelerated Method results in increased volatility in reported pension expense and therefore the Company reports pension income/expense on a separate line in its consolidated statement of operations.

The Company adopted the provisions of SFAS No. 158 *Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans* ("SFAS 158") effective October 1, 2006. SFAS 158 requires, among other things, that the Company recognize the funded status of its pension and other post-retirement benefit plans in the statement of financial position. SFAS 158 did not change the recognition of pension income/expense in the statement of operations. Since the Company has recognized the funded status of its defined benefit pension plans since the Company's adoption of the Accelerated Method, the adoption of SFAS 158 did not have any effect on the Company's reported pension liability or pension expense in any period presented. The adoption of SFAS 158 did result in an increase in the liability for other post retirement obligations of approximately $2.4 million with a corresponding reduction in accumulated other comprehensive income.

The Company makes annual contributions to all of its defined benefit pension plans that are at least equal to the minimum required contributions and any other premiums due under the Employee Retirement Income Security Act of 1974, as amended and the U.S. Internal Revenue Code of 1986, as amended or foreign rules and regulations for the Foreign Plans. The Company's cash contribution to the U.S. Plan for Fiscal 2007 was $13.7 million and is expected to be approximately $8.1 million in Fiscal 2008. See *Note 7 of Notes to Consolidated Financial Statements.*

Stock-Based Compensation

Effective February 5, 2003, the Company adopted the fair value method of accounting for stock options for all options granted by the Company after February 4, 2003 pursuant to the prospective method provisions of SFAS No. 148, *Accounting for Stock-Based Compensation, Transition and Disclosure*. The Company uses the Black-Scholes-Merton model to calculate the fair value of stock option awards. The Black-Scholes-Merton model requires the Company to make significant judgments regarding the assumptions used within the Black-Scholes-Merton model, the most significant of which are the stock price volatility assumption, the expected life of the option award and the risk-free rate of return. In determining the stock price volatility assumption used, the Company considered the volatility of the stock prices of selected companies in the apparel industry, the nature of those companies, the Company's own stock price volatility since its emergence from bankruptcy and other factors. The Company based its Fiscal 2007 estimate of the expected life of a stock option of six years upon the average of the sum of the vesting period of 36-42 months and the option term of ten years for issued and outstanding options. The Company's risk-free rate of return assumption for options granted in Fiscal 2007, Fiscal 2006 and Fiscal 2005 was equal to the quoted yield for U.S. treasury bonds as of the date of grant. Compensation expense related to stock option grants is determined based on the fair value of the stock option on the grant date and is recognized over the vesting period of the grants on a straight-line basis. Compensation expense related to restricted stock grants is determined based on the fair value of the underlying stock on the grant date and recognized over the vesting period of the grants on a straight-line basis.

Advertising Costs

Advertising costs are included in SG&A expenses and are expensed when the advertising or promotion is published or presented to consumers. Cooperative advertising expenses are charged to operations as incurred and are also included in SG&A expenses. The amounts charged to operations for advertising, marketing and promotion expenses (including cooperative advertising, marketing and promotion expenses) for Fiscal 2007, Fiscal 2006, and Fiscal 2005 were $101.0 million, $91.7 million and $71.2 million, respectively. Cooperative advertising expenses for Fiscal 2007, Fiscal 2006, and Fiscal 2005 were $24.8 million, $17.9 million and $16.0 million, respectively.

Acquisitions

See *Note 2 of Notes to Consolidated Financial Statements.*

Dispositions and Discontinued Operations

See *Note 3 of Notes to Consolidated Financial Statements.*

Results of Operations

Statement of Operations (Selected Data)

The following tables summarize the historical results of operations of the Company for Fiscal 2007, Fiscal 2006, and Fiscal 2005. The results of the Company's discontinued operations are included in "Income (loss) from discontinued operations, net of taxes" for all periods presented.

	Fiscal 2007	% of Net Revenues	Fiscal 2006	% of Net Revenues	Fiscal 2005	% of Net Revenues
			(in thousands of dollars)			
Net revenues	$1,860,120	100.0%	$1,655,268	100.0%	$1,303,161	100.0%
Cost of goods sold	1,108,315	59.6%	1,018,228	61.5%	865,595	66.4%
Gross profit	751,805	40.4%	637,040	38.5%	437,566	33.6%
Selling, general and administrative expenses	610,516	32.8%	508,129	30.7%	342,900	26.3%
Amortization of intangible assets	13,167	0.7%	12,269	0.7%	4,020	0.3%
Pension expense (income)	(8,838)	–0.5%	(2,356)	–0.1%	1,160	0.1%
Operating income	136,960	7.4%	118,998	7.2%	89,486	6.9%
Other (income) loss	(7,063)		(2,934)		739	
Interest expense	37,718		38,530		22,366	
Interest income	(3,766)		(2,903)		(3,618)	
Income from continuing operations before provision for income taxes	110,071		86,305		69,999	
Provision for income taxes	27,162		20,073		25,866	
Income from continuing operations	82,909		66,232		44,133	
Income (loss) from discontinued operations, net of taxes	(3,802)		(15,482)		5,359	
Net income	$ 79,107		$ 50,750		$ 49,492	

Comparison of Fiscal 2007 to Fiscal 2006

Net Revenues

Net revenues by segment were as follows:

	Fiscal 2007	Fiscal 2006	Increase (Decrease)	% Change
		(in thousands of dollars)		
Sportswear Group	$ 939,147	$ 791,634	$147,513	18.6%
Intimate Apparel Group	629,433	545,149	84,284	15.5%
Swimwear Group	291,540	318,485	(26,945)	–8.5%
Net revenues (a)	$1,860,120	$1,655,268	$204,852	12.4%

(a) Includes $1.24 billion and $1.0 billion related to the Company's total *Calvin Klein* businesses for Fiscal 2007 and Fiscal 2006, respectively (an increase of approximately 24%).

Net revenues increased $204.9 million, or 12.4%, to $1.9 billion for Fiscal 2007 compared to $1.7 billion for Fiscal 2006. This increase reflects a $147.5 million increase in the Sportswear Group (due primarily to expansion of *Calvin Klein* Jeans in Europe) and an $84.3 million increase in the

Intimate Apparel Group (due primarily to expansion of *Calvin Klein* Underwear in Europe). Offsetting these increases was a decline in the Swimwear Group's net revenues of $26.9 million (due primarily to a decline in sales to membership clubs). In translating foreign currencies into the U.S. dollar, the weakness of the U.S. dollar relative to the functional currencies where the Company conducts certain of its operations (primarily the euro in Europe and Canadian dollar in Canada) resulted in a $52.4 million increase in net revenues for Fiscal 2007 compared to Fiscal 2006.

The Company's products are widely distributed through virtually all channels of distribution. The following table summarizes the Company's net revenues by channel of distribution for Fiscal 2007 and Fiscal 2006:

	Fiscal 2007	Fiscal 2006
United States – wholesale		
Department stores and independent retailers	15%	16%
Specialty stores	9%	10%
Chain stores	8%	9%
Mass merchandisers	2%	2%
Membership clubs and other	17%	21%
Total United States – wholesale	51%	58%
International – wholesale	31%	27%
Retail / other	18%	15%
Net revenues – consolidated	100%	100%

Sportswear Group

Sportswear Group net revenues were as follows:

	Fiscal 2007	Fiscal 2006	Increase (Decrease)	% Change
	(in thousands of dollars)			
Calvin Klein Jeans	$541,698	$442,290	$ 99,408	22.5%
Chaps	190,741	196,269	(5,528)	–2.8%
Mass sportswear licensing (a)	233	4,456	(4,223)	–94.8%
Sportswear wholesale	732,672	643,015	89,657	13.9%
Sportswear retail	206,475	148,619	57,856	38.9%
Sportswear Group (b), (c)	$939,147	$791,634	$147,513	18.6%

(a) Relates to design services fees earned in connection with the *White Stag* women's sportswear line which business ceased in January 2007.

(b) Includes net revenues of $53.6 million and $31.2 million related to the *Calvin Klein* accessories business in Europe and Asia for Fiscal 2007 and Fiscal 2006, respectively.

(c) Includes approximately $42.0 million and $29.0 million for Fiscal 2007 and Fiscal 2006, respectively, related to certain sales of *Calvin Klein* underwear in regions managed by the Sportswear Group.

Calvin Klein Jeans wholesale net revenues increased $99.4 million for Fiscal 2007 compared to Fiscal 2006. Wholesale net revenues related to the CKJEA Business, which was acquired on January 31, 2006, were $250.9 million (inclusive of $19.6 million related to January 2007) for Fiscal 2007 compared to $166.4 million for Fiscal 2006. The $84.5 million increase in CKJEA wholesale business net revenues primarily reflects an additional month of operations, the Company's expansion initiatives in Europe and Asia and the positive effect of foreign currency translation. The remaining $14.9 million increase in wholesale net revenues reflects a $9.5 million increase in the U.S., a $4.1 million increase in Canada and a $1.5 million increase in Mexico, partially offset by a $0.2 million decrease in Europe. The increase in wholesale net revenues in the U.S. reflects a $15.5 million increase in sales to department stores (due mainly to strong performance in women's programs), partially offset by a $3.3 million decrease in sales to membership clubs, a $2.4 million decrease in sales to customers in the off-price channel of distribution and a net $0.3 million decrease in all other channels of distribution.

Chaps net revenues decreased $5.5 million reflecting a decrease of $3.1 million in the U.S., a $1.6 million decrease in Mexico and a $0.8 million decrease in Canada. The decrease in the U.S. reflects a $5.9 million decrease in net sales to department stores (primarily reflecting the planned reduction of inventory at retail as a result of the increased turn requirements for *Chaps* in this channel), a $5.2 million decrease in net sales to customers in the off-price channel of distribution (due to the down-sizing of the denim line in this channel) and a $2.7 million decrease in net sales to specialty stores (due mainly to a reduction in sales to military customers), partially offset by a $10.3 million increase in net sales to chain stores (due primarily to sales to Kohl's Corporation) and a net $0.4 million increase in all other channels of distribution. The decrease in Mexico represents a decrease in sales to the membership clubs due to lower than expected sell through at retail.

Sportswear retail increased $57.9 million for Fiscal 2007 compared to Fiscal 2006 primarily related to an additional month of operations in the CKJEA Business (which was acquired on January 31, 2006), increases related to both new and same store sales in the CKJEA Business and the positive effect of foreign currency translation.

Intimate Apparel Group

Intimate Apparel Group net revenues were as follows:

	Fiscal 2007	Fiscal 2006	Increase (Decrease)	% Change
	(in thousands of dollars)			
Calvin Klein Underwear	$358,359	$307,090	$51,269	16.7%
Core Intimates	156,599	151,388	5,211	3.4%
Intimate Apparel wholesale	514,958	458,478	56,480	12.3%
Calvin Klein Underwear retail	114,475	86,671	27,804	32.1%
Intimate Apparel Group	$629,433	$545,149	$84,284	15.5%

The $51.3 million increase in *Calvin Klein* Underwear wholesale net revenues reflects increases of $26.4 million in Europe, $20.3 million in the U.S., $2.0 million in Mexico, $1.5 million in Asia and $1.1 million in Canada. The increase in net revenues in Europe reflects increases in both men's and women's programs (due primarily to the strong performance of new product lines such as *Calvin Klein* Steel launched in 2007 and fashion lines launched in the latter half of Fiscal 2006) and the positive effect of foreign currency translation. The increase in the U.S. was primarily due to a $13.3 million increase in sales to customers in the off-price channel of distribution (due primarily to women's programs) and an $11.0 million increase in sales to department/specialty stores (due primarily to growth in the bra category), partially offset by a $4.0 million decrease in sales to membership clubs.

The $5.2 million increase in Core Intimates net revenues reflects a $4.1 million increase in Canada, a $0.5 million increase in Mexico, a $0.3 million increase in the U.S. and a $0.3 million increase in Asia. The increase in net revenues in Canada primarily reflects a $2.4 million increase in the *Lejaby* business reflecting the Company's assumption of distribution of the *Lejaby* label into Canada beginning late in Fiscal 2006. The increase in Mexico was due primarily to an increase in sales to department stores. The increase in net revenues in the U.S. reflects a $3.2 million increase in sales to the off-price channel of distribution (due primarily to a $2.1 million sale of *Speedo* sports bras to this channel) and a $1.1 million increase in sales to specialty stores (due primarily to a $1.7 million increase in the Company's private label business associated with this channel of distribution), partially offset by a $3.0 million decrease in sales to membership clubs (due, in part, to the *Warner's* program not renewed at Costco) and a net $1.0 million decrease in sales to all other channels of distribution.

The $27.8 million increase in *Calvin Klein* Underwear retail net revenues reflects a $20.0 million increase in Europe, a $3.2 million increase in Asia, a $3.2 million increase in the U.S., a $1.1 million increase in Canada and a $0.3 million increase in Mexico. The increases in Europe and Asia reflect increases in both new and same store sales and the positive effect of foreign currency translation. The increase in the U.S. primarily reflects an increase in sales attributable to the New York retail store (which store was acquired by the Company in Fiscal 2007) and increases related to the Company's *Calvin Klein* Underwear Internet retail website, "*CKU.com.*"

Swimwear Group

Swimwear Group net revenues were as follows:

	Fiscal 2007	Fiscal 2006	Increase (Decrease)	% Change
	(in thousands of dollars)			
Speedo	$219,372	$249,114	$(29,742)	−11.9%
Designer	55,676	57,737	(2,061)	−3.6%
Swimwear wholesale	275,048	306,851	(31,803)	−10.4%
Swimwear retail	16,492	11,634	4,858	41.8%
Swimwear Group	$291,540	$318,485	$(26,945)	−8.5%

The $29.7 million decrease in *Speedo* net revenues reflects a $32.5 million decrease in the U.S., partially offset by a $1.5 million increase in Mexico and a $1.3 million increase in Canada. The decrease in the U.S. was due primarily to a $29.8 million decrease in sales to membership clubs (primarily due to the initial launch of shoes and accessories lines into this channel during Fiscal 2006, as well as a timing shift related to repeat orders of approximately $5.8 million (which orders are expected to ship in January 2008 while comparable orders shipped in December 2006)), a $6.3 million decrease in sales to chain stores (due primarily to lower than expected sell-through of the Company's branded swimwear products at retail) and a $1.0 million decrease in sales to department stores, partially offset by a $1.8 million increase in sales to customers in the off-price channel of distribution, a $1.1 million increase in sales to the mass market channel of distribution and a $1.7 million increase across all other channels of distribution.

The $2.1 million decrease in Designer swimwear net revenues reflects an $8.0 million decrease in the U.S., partially offset by a $5.0 million increase in Europe and a $0.9 million increase across all other foreign countries. The decrease in the U.S. reflects a $3.0 million decrease in sales to the mass market channel of distribution (primarily Target Corporation), a $2.7 million decrease in sales to customers in the off-price channel of distribution and a net $2.3 million decrease in all other channels of distribution. The increase in Europe reflects the positive reception of current year *Calvin Klein* swimwear collections and the positive effect of currency translation. As previously disclosed, the Company intends to exit all of its Designer swim brands (except *Calvin Klein* swimwear) by the end of June 2008.

Gross Profit

Gross profit was as follows:

	Fiscal 2007	% of Segment Net Revenues	Fiscal 2006	% of Segment Net Revenues
	(in thousands of dollars)			
Sportswear Group	$397,075	42.3%	$294,012	37.1%
Intimate Apparel Group	287,468	45.7%	230,196	42.2%
Swimwear Group	67,262	23.1%	112,832	35.4%
Total gross profit	$751,805	40.4%	$637,040	38.5%

Gross profit was $751.8 million, or 40.4% of net revenues, for Fiscal 2007 compared to $637.0 million, or 38.5% of net revenues, for Fiscal 2006. The $114.8 million increase in gross profit and the 190 basis point increase in gross margin were due to increases in the Sportswear Group and the Intimate Apparel Group, partially offset by a decrease in the Swimwear Group. Included in gross profit for Fiscal 2007 is $24.2 million of restructuring expenses related to the Swimwear Group included in cost of goods sold (see *Note 4 of Notes to Consolidated Financial Statements*). In translating foreign currencies into the U.S. dollar, the weakness of the U.S. dollar relative to the functional currencies where the Company conducts certain of its operations (primarily the euro in Europe and Canadian dollar in Canada) resulted in a $28.0 million increase in gross profit for Fiscal 2007 compared to Fiscal 2006.

Sportswear Group gross profit increased $103.1 million and gross margin increased 520 basis points for Fiscal 2007 compared to Fiscal 2006. The increase in gross profit reflects an increase of $58.2 million in *Calvin Klein* Jeans wholesale (including a $48.1 million increase in the CKJEA Business), a $38.2 million increase in Sportswear retail (primarily due to the CKJEA Business) and a $7.0 million increase in *Chaps*, partially offset by a $0.3 million decrease in Mass sportswear licensing. The majority of the increase in gross margin was due to increase in wholesale *Calvin Klein* Jeans and *Chaps* businesses. The increase in *Calvin Klein* Jeans wholesale gross margin primarily reflects a favorable change in product mix and the increase in *Chaps* gross margin was due primarily to a decrease in the level of customer allowances.

Intimate Apparel Group gross profit increased $57.3 million and gross margin increased 350 basis points for Fiscal 2007 compared to Fiscal 2006. The increase in gross profit reflects a $32.7 million increase in *Calvin Klein* Underwear wholesale (due primarily to increased net revenues, as discussed above), a $22.2 million increase in *Calvin Klein* Underwear retail (due primarily to increased net revenues, discussed above) and a $2.4 increase in Core Intimates (due primarily to increased net revenues, discussed above). The increase in gross margin reflects a 390 basis point increase in *Calvin Klein* Underwear retail (due primarily to savings experienced as a result of the Company's sourcing initiatives), a 310 basis point increase in *Calvin Klein* Underwear wholesale (due primarily to lower customer allowances in the U.S. combined with a more favorable sales mix in Europe) and a 50 basis point increase in Core Intimates (due to more favorable inventory markdowns and customer allowances).

Swimwear Group gross profit declined $45.6 million and gross margin decreased from 35.4% for Fiscal 2007 to 23.1% for Fiscal 2006. Swimwear Group gross profit for Fiscal 2007 included restructuring expenses of approximately $24.2 million (see *Note 4 of Notes to Consolidated Financial Statements*). The decline in gross margin primarily reflects the negative effect of the restructuring charges combined with a $12.0 million increase in inventory markdown expenses. The inventory markdowns were required in order to sell or dispose of excess inventory. As disclosed previously, the Company has determined that it expects to exit its Designer swim brands (except *Calvin Klein* swimwear) by the end June 2008.

Selling, General and Administrative Expenses

SG&A expenses increased $102.4 million to $610.5 million (32.8% of net revenues) for Fiscal 2007 compared to $508.1 million (30.7% of net revenues) for Fiscal 2006, reflecting an increase of approximately $85.2 million in Europe and Asia primarily related to the expansion of the Company's *Calvin Klein* business in these regions (inclusive of $12.8 million related to the CKJEA business in the month of January 2007), an increase in restructuring charges in the United States and Canada of approximately $10.5 million related primarily to the Company's initiatives to increase profitability in the Swimwear group and an increase in unallocated corporate expenses of approximately $6.9 million, partially offset by net decreases across operating units. The increase in unallocated corporate expenses primarily reflects increases in professional fees and charges for performance based employee compensation. In translating foreign currencies into the U.S. dollar, the fluctuation of the U.S. dollar relative to the functional currencies where the Company conducts certain of its operations (primarily the euro in Europe and Canadian dollar in Canada) had a $19.3 million unfavorable effect on SG&A expenses for Fiscal 2007 compared to Fiscal 2006.

Amortization of Intangible Assets

Amortization of intangible assets increased to $13.2 million for Fiscal 2007 compared to $12.3 million for Fiscal 2006 due to a full year of amortization associated with the CKJEA Business in Fiscal 2007 compared to 11 months in Fiscal 2006, partially offset by a decrease in amortization expense in the Swimwear Group associated with the *Calvin Klein* swimwear license.

Pension Income / Expense

Pension income was $8.8 million in Fiscal 2007 compared to $2.4 million in Fiscal 2006. This $6.4 million increase in pension income was due primarily to net actuarial gains associated with an increase in the discount rate to 6.75% from 6%. See *Note 7 of Notes to Consolidated Financial Statements*.

Operating Income

The following table presents operating income by group:

	Fiscal 2007 (a)	Fiscal 2006
	(in thousands of dollars)	
Sportswear Group	$ 99,182	$ 60,141
Intimate Apparel Group	109,219	79,315
Swimwear Group	(33,341)	17,287
Unallocated corporate expenses	(38,100)	(37,745)
Operating income	$136,960	$118,998
Operating income as a percentage of net revenue	7.4%	7.2%

(a) Includes approximately $0.1 million, $2.1 million, $34.1 million and $0.3 million of restructuring expenses for Fiscal 2007 in the Sportswear Group, Intimate Apparel Group, Swimwear Group and Unallocated corporate expenses, respectively.

Operating income was $137.0 million (7.4% of net revenues) for Fiscal 2007 compared to $119.0 million (7.2% of net revenues) for Fiscal 2006. Operating income related to the CKJEA Business (acquired on January 31, 2006 and included in the Sportswear Group) was $41.1 million and $22.0 million for Fiscal 2007 and Fiscal 2006, respectively. In addition to the increase related to the CKJEA Business, operating income for the Sportswear Group (excluding the CKJEA Business) increased $19.9 million (led by Chaps with a $10.5 million increase) and the Intimate Apparel Group increased $29.9 million (led by *Calvin Klein* Underwear wholesale with a $19.7 million increase). Partially offsetting these increases was a $50.6 million decrease in operating income of the Swimwear Group (including approximately $34.1 million of restructuring expenses in Fiscal 2007). In translating foreign currencies into the U.S. dollar, the weakness of the U.S. dollar relative to the functional currencies where the Company conducts certain of its operations (primarily the euro in Europe and Canadian dollar in Canada) resulted in an $8.6 million increase in operating income for Fiscal 2007 compared to Fiscal 2006.

Sportswear Group

Sportswear Group operating income was as follows:

	Fiscal 2007 (b)	% of Brand Net Revenues	Fiscal 2006 (b)	% of Brand Net Revenues
		(in thousands of dollars)		
Calvin Klein Jeans	$70,999	13.1%	$47,957	10.8%
Chaps	11,424	6.0%	881	0.4%
Mass sportswear licensing (a)	(268)	−115.0%	(190)	−4.3%
Sportswear wholesale	82,155	11.2%	48,648	7.6%
Sportswear retail	17,027	8.2%	11,493	7.7%
Sportswear Group	$99,182	10.6%	$60,141	7.6%

(a) Relates to design services fees earned in connection with the *White Stag* women's sportswear line, which business ceased in January 2007.

(b) Includes an allocation of shared services expenses by brand as detailed below:

	Fiscal 2007	Fiscal 2006
Calvin Klein Jeans	$12,559	$11,533
Chaps	8,533	10,081
Mass sportswear licensing	—	241
Sportswear wholesale	21,092	21,855
Sportswear retail	—	—
Sportswear Group	$21,092	$21,855

Sportswear Group operating income increased $39.0 million, or 64.9%. Operating income for Fiscal 2007 includes operating income of $41.1 million compared to operating income of $22.0 million for Fiscal 2006 related to the CKJEA Business, which was acquired on January 31, 2006. Excluding the CKJEA Business, the Sportswear Group's operating income increased $19.9 million, or 52.2%, reflecting a $9.3 million increase in *Calvin Klein* Jeans wholesale, a $10.5 million increase in Chaps and a $0.1 million increase in Sportswear retail. The increase in *Calvin Klein* Jeans wholesale without the CKJEA Business reflects a $10.1 million increase in gross profit, partially offset by a $0.8 million increase SG&A expenses. The increase in Chaps reflects a $7.0 million increase in gross profit (discussed above) combined with a $3.6 million decrease in SG&A expenses (due primarily to a reduction in selling, marketing and distribution expenses associated with the decrease in sales volume described in the net revenues discussion above).

Intimate Apparel Group

Intimate Apparel Group operating income was as follows:

	Fiscal 2007(a)	% of Brand Net Revenues	Fiscal 2006 (a)	% of Brand Net Revenues
		(in thousands of dollars)		
Calvin Klein Underwear	$ 71,660.	20.0%	$51,934	16.9%
Core Intimates	9,070	5.8%	7,424	4.9%
Intimate Apparel wholesale	80,730	15.7%	59,358	12.9%
Calvin Klein Underwear retail	28,489	24.9%	19,957	23.0%
Intimate Apparel Group	$109,219	17.4%	$79,315	14.5%

(a) Includes an allocation of shared services expenses by brand as detailed below:

	Fiscal 2007	Fiscal 2006
Calvin Klein Underwear	$ 9,757	$ 7,631
Core Intimates	6,483	6,257
Intimate Apparel wholesale	16,240	13,888
Calvin Klein Underwear retail	—	—
Intimate Apparel Group	$16,240	$13,888

Intimate Apparel Group operating income increased $29.9 million, or 37.7%, over the prior year reflecting increases in *Calvin Klein* Underwear wholesale, Core Intimates and *Calvin Klein* Underwear retail. The $19.7 million increase in *Calvin Klein* Underwear wholesale operating income reflects a $32.7 million increase in gross profit (as described above), partially offset by a $13.0 million increase in SG&A expenses. The increase in SG&A expenses for *Calvin Klein* Underwear wholesale was due primarily to an increase in marketing expenditures (due primarily to the launch of the new *Calvin Klein* Steel line) combined with an increase in administrative expenses (mainly in foreign operations due to the negative effect of foreign currency translation). The $1.7 million increase in Core Intimates operating income reflects a $2.4 million increase in gross profit (discussed above) and a $0.3 million decrease in pension expense, partially offset by a $1.0 million increase in SG&A expenses. The $8.5 million increase in *Calvin Klein* Underwear retail operating income reflects a $22.2 million increase in gross profit (discussed above), partially offset by a $13.7 million increase in SG&A expenses.

Swimwear Group

Swimwear Group operating income (loss) was as follows:

	Fiscal 2007 (a)	% of Brand Net Revenues	Fiscal 2006 (a)	% of Brand Net Revenues
		(in thousands of dollars)		
Speedo	$(25,782)	–11.8%	$ 24,066	9.7%
Designer	(13,247)	–23.8%	(11,279)	–19.5%
Swimwear wholesale	(39,029)	–14.2%	12,787	4.2%
Swimwear retail	5,688	34.5%	4,500	38.7%
Swimwear Group	$(33,341)	–11.4%	$ 17,287	5.4%

(a) Includes an allocation of shared services expenses by brand as detailed below:

	Fiscal 2007	Fiscal 2006
Speedo	$17,741	$12,678
Designer	4,035	3,742
Swimwear wholesale	21,776	16,420
Swimwear retail	—	5
Swimwear Group	$21,776	$16,425

Swimwear Group operating income decreased $50.6 million, or 292.9%, reflecting a $49.8 million decrease in Speedo wholesale and a $2.0 million decrease in Designer wholesale, partially offset by a $1.2 million increase in Swimwear retail. Operating loss for Fiscal 2007 includes restructuring expenses of $34.1 million related to management initiatives undertaken to improve the profitability of the Swimwear Group. See *Note 4 of Notes to Consolidated Financial Statements*. The decrease in Speedo operating income reflects a $45.0 million decrease in gross profit (discussed above) combined with a $4.8 million increase in SG&A expenses (including $8.4 million of restructuring expenses). The decrease in operating income in Designer reflects a $3.4 million decrease in gross profit, partially offset by a $0.4 million decrease in SG&A expenses and a $1.0 million decrease in amortization expense related to intangible assets. The increase in Swimwear retail reflect a $2.8 million increase in gross profit, partially offset by a $1.6 million increase in SG&A expenses.

Other (Income) Loss

Other income of $7.1 million for Fiscal 2007 primarily reflects net gains on the current portion of inter-company loans denominated in currency other than that of the foreign subsidiaries' functional currency. Other income of $2.9 million for Fiscal 2006 primarily reflects a gain of $5.1 million on the current portion of inter-company loans denominated in a currency other than that of the foreign subsidiaries' functional currency, partially offset by a net loss of $1.6 million on foreign exchange related to the purchase of the CKJEA Business (which purchase price was denominated in euros) and a $0.6 million loss on the repurchase of $5.0 million nominal amount of the Company's Senior Notes (see *Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Financing Arrangements—Senior Notes*).

Interest Expense

Interest expense was $37.7 million for Fiscal 2007 compared to $38.5 million for Fiscal 2006. The decrease in interest expense was due primarily to lower interest related to the Term B Note (as defined below), partially offset by an increase in interest expense related to the CKJEA Business short-term debt (due to an increase in the average interest rate on outstanding debt from 4.42% at December 30, 2006 to 4.88% at December 29, 2007).

Interest Income

Interest income was $3.8 million for Fiscal 2007 compared to $2.9 million for Fiscal 2006. The increase in interest income was due primarily to an increase in interest earned on outstanding cash balances.

Income Taxes

The provision for income taxes was $27.2 million, or an effective tax rate of 24.7% in Fiscal 2007, compared to $20.1 million, or an effective tax rate of 23.3% in Fiscal 2006. The incremental 1.4% is the result of an increase in the U.S. tax expense associated with tax reserves established for uncertain tax positions in the U.S. not recognized in the financial statements as required under FIN 48—Accounting for Uncertainty in Income Taxes. The increase in the tax expense was offset by increased tax benefits from a favorable Netherlands tax ruling and a recognized tax benefit in the fourth quarter of 2007 from the release of a domestic valuation allowance.

Discontinued Operations

Loss from discontinued operations net of taxes, was $3.8 million and $15.5 million for Fiscal 2007 and Fiscal 2006, respectively. See *Note 3 of Notes to Consolidated Financial Statements.*

Comparison of Fiscal 2006 to Fiscal 2005

Net Revenues

Net revenues by segment were as follows:

	Fiscal 2006	Fiscal 2005	Increase (Decrease)	% Change
	(in thousands of dollars)			
Sportswear Group	$ 791,634	$ 514,239	$277,395	53.9%
Intimate Apparel Group	545,149	482,905	62,244	12.9%
Swimwear Group	318,485	306,017	12,468	4.1%
Net revenues	$1,655,268	$1,303,161	$352,107	27.0%

Net revenues increased 27.0% to $1.7 billion for Fiscal 2006 compared to $1.3 billion for Fiscal 2005. Net revenues related to the CKJEA Business (included in the Sportswear Group) were $314.2 million in Fiscal 2006. Excluding net revenues related to the CKJEA Business, net revenues increased $37.9 million, or 2.9%, for Fiscal 2006 compared to Fiscal 2005. Continued strength in the Intimate Apparel Group combined with an improvement in the Swimwear Group was partially offset by a decrease in the Sportswear Group (excluding the CKJEA Business). In translating foreign currencies into the U.S. dollar, the weakness of the U.S. dollar relative to the functional currencies where the Company conducts certain of its operations (primarily the euro in Europe and Canadian dollar in Canada) resulted in a $9.3 million increase in net revenues for Fiscal 2006 compared to Fiscal 2005.

The Company's products are widely distributed through virtually all channels of distribution. The following table summarizes the Company's net revenues by channel of distribution for Fiscal 2006 and Fiscal 2005:

	Fiscal 2006	Fiscal 2005
United States – wholesale		
Department stores and independent retailers	16%	22%
Specialty stores	10%	12%
Chain stores	9%	10%
Mass merchandisers	2%	4%
Membership clubs and other	21%	26%
Total United States – wholesale	58%	74%
International – wholesale	27%	20%
Retail / other	15%	6%
Net revenues – consolidated	100%	100%

Sportswear Group

Sportswear Group net revenues were as follows:

	Fiscal 2006	Fiscal 2005	Increase (Decrease)	% Change
		(in thousands of dollars)		
Calvin Klein Jeans (a)	$442,060	$284,387	$157,673	55.4%
Chaps	196,269	207,779	(11,510)	-5.5%
Calvin Klein accessories (b)	230	16,430	(16,200)	-98.6%
Mass sportswear licensing (c)	4,456	5,643	(1,187)	-21.0%
Sportswear wholesale	643,015	514,239	128,776	25.0%
Sportswear retail (d)	148,619	—	148,619	n/m
Sportswear Group	$791,634	$514,239	$277,395	53.9%

(a) Includes net revenues related to the CKJEA Business of $167.0 million for Fiscal 2006.

(b) The *Calvin Klein* accessories license expired on December 31, 2005. As part of the CKJEA Acquisition, the Company acquired the licenses and related wholesale and retail businesses of *Calvin Klein* accessories in Europe and Asia and the *CK Calvin Klein* "bridge" line of accessories in Europe. Net revenues related to the aforementioned acquired accessories licenses are currently reflected in the *Calvin Klein* Jeans and Sportswear retail line items.

(c) Mass sportswear licensing revenues include design services fees earned in connection with the *White Stag* women's sportswear line. The Company earned the aforementioned design fees through January 31, 2007, following which the *White Stag* design business was discontinued.

(d) Includes net revenues related to the CKJEA Business retail entities.

Calvin Klein Jeans wholesale net revenues increased $157.8 million for Fiscal 2006 compared to Fiscal 2005. Included in the *Calvin Klein* Jeans wholesale net revenues for Fiscal 2006 are $167.0 million related to the acquisition of the CKJEA Business. Without the net revenues of the CKJEA Business, *Calvin Klein* Jeans wholesale net revenues decreased $9.2 million. The decrease reflects a decline in domestic sales from $249.7 million in Fiscal 2005 to $231.6 million in Fiscal 2006, partially offset by increases of $6.3 million in Mexico and $3.1 million in Canada. The $18.1 million decrease in net revenues in the U.S. reflects a $7.3 million decrease in sales to department stores, a planned decrease of $5.9 million of sales to customers in the off-price channel of distribution, a $3.2 million decrease in net sales to membership clubs and a $1.7 million net decrease in all other channels of distribution. The Company believes the decrease in department store net revenues was primarily attributable to the effect of door closures as a result of the consolidation among certain of the Company's larger customers (in particular, the merger of Federated Department Stores, Inc. and The May Department Store Company) combined with a decrease in sales of *Calvin Klein Choice* products.

Chaps net revenues decreased $11.5 million reflecting a decrease of $15.0 million in the U.S., partially offset by a $2.8 million increase in Mexico and a $0.7 million increase in Canada. The decrease in the U.S., from $182.0 million in Fiscal 2005 to $167.0 million in Fiscal 2006, reflects a decrease in net sales to department stores ($8.2 million), a decrease in net sales to membership clubs ($3.1 million) and a net decrease in all other channels of distribution ($3.7 million). The decrease in net revenues across all U.S. channels of distributions reflects an overall increase in customer allowances due to an increased level of markdown support necessary to sell through seasonal products. The increase in Mexico net revenues was due primarily to a $2.7 million increase in sales to the membership clubs channel of distribution.

Intimate Apparel Group

Intimate Apparel Group net revenues were as follows:

	Fiscal 2006	Fiscal 2005	Increase (Decrease)	% Change
	(in thousands of dollars)			
Calvin Klein Underwear	$307,090	$273,281	$33,809	12.4%
Core Intimates	151,388	144,836	6,552	4.5%
Intimate Apparel wholesale	458,478	418,117	40,361	9.7%
Calvin Klein Underwear retail	86,671	64,788	21,883	33.8%
Intimate Apparel Group	$545,149	$482,905	$62,244	12.9%

The $33.8 million increase in *Calvin Klein* Underwear wholesale net revenues reflects increases of $16.6 million in the U.S., $15.6 million in Europe, $2.9 million in Canada and $1.7 million in Mexico, partially offset by a decrease of $3.0 million in Asia. The increase in the U.S. was primarily due to a $17.4 million increase in sales to membership clubs, a planned decrease of $3.2 million in sales to customers in the off-price channel of distribution and a net $2.4 million increase in all other channels of distribution. The increase in *Calvin Klein* Underwear Europe reflects increases in both men's and women's due mainly to the strength of the launch of *365*, Perfectly Fit and other fashion lines. The decrease in Asia primarily reflects the elimination of $6.4 million of intercompany sales to the recently acquired CKJEA Business, offset by a $3.4 million increase in sales related to the Company's continued expansion effort in this region. Sales of *Calvin Klein* Underwear products by retail stores included in the CKJEA Business are included in the Sportswear Group's net revenues. See *Note 2 of Notes to Consolidated Financial Statements.*

The $6.6 million increase in Core Intimates net revenues reflects an increase of $5.6 million in the U.S., a $0.9 million increase in Mexico and a $0.1 million increase in other foreign operations. The increase in the U.S. reflects a $12.9 million increase in sales to chain stores and a $9.7 million increase in sales to specialty stores, partially offset by a $9.2 million decrease in sales to membership clubs (due to unfavorable reception of Core Brands in this channel), a $5.7 million decrease in sales to department stores and a $2.1 million decrease to the off-price channel of distribution. The increase in sales to chain stores was due primarily to improved service rates, successful launches of new product styles, and the launch of *Olga* into Sears in January 2006. The increase in sales to specialty stores primarily reflects an $8.9 million increase in the Company's private label fashion business. The decrease in sales to department stores was primarily due to a decrease in sales related to the Company's *Olga* brand following a decision by certain customers in the department store channel to no longer carry *Olga* product. The Company has since replaced *Olga* with *Olga's Christina*® in these department stores. The increase in net revenues in Mexico was due primarily to an increase in net sales to membership clubs.

The $21.9 million increase in *Calvin Klein* Underwear retail net revenues reflects a $16.1 million increase in Europe, a $3.6 million increase in Asia, a $1.1 million increase in Canada, a $0.7 million increase in the U.S. and a $0.4 million increase in Mexico. The increases in Europe and Asia reflect the Company's continued expansion efforts in these regions. These increases also reflect an increase in same store sales of 19% and 14% in Europe and Asia, respectively.

Swimwear Group

Swimwear Group net revenues were as follows:

	Fiscal 2006	Fiscal 2005	Increase (Decrease)	% Change
	(in thousands of dollars)			
Speedo	$249,114	$245,578	$ 3,536	1.4%
Designer	57,737	53,086	4,651	8.8%
Swimwear wholesale	306,851	298,664	8,187	2.7%
Swimwear retail	11,634	7,353	4,281	58.2%
Swimwear Group	$318,485	$306,017	$12,468	4.1%

The $3.5 million increase in *Speedo* net revenues reflects a $3.8 million increase in the U.S. and a $1.2 million increase in Mexico, partially offset by a $1.5 million decrease in Canada. The increase in the U.S. was due primarily to an $11.3 million increase in sales to membership clubs, partially offset by a $2.5 million decrease in sales to department stores, a $1.5 million decrease in sales to the mass market channel of distribution and a $3.5 million decrease across all other channels of distribution. The increase in net sales to membership clubs primarily reflects the expansion of the shoes and accessories lines into the membership clubs channel of distribution. The decrease in sales to department stores, mass market and other channels of distribution primarily reflects a decrease of $4.3 million related to reduced shipments attributable to disruptions caused by the new systems infrastructure (which negatively affected the Company's ability to ship product in the first quarter 2006 within customer requested delivery windows). The Company believes it has resolved the new systems infrastructure implementation problems in the Swimwear Group and does not expect that these problems will negatively affect the Company's ability to invoice and ship product on a timely basis in the future.

The $4.7 million increase in Designer swimwear net revenues reflects a $1.1 million increase in Europe, a $2.6 million increase in the U.S. and a $1.0 million increase across all other foreign countries. The increase in Europe was due primarily to the launch of the *Michael Kors* brand and an expanded collection of the *Calvin Klein* brand (limited launch in Fiscal 2005). The increase in the U.S. was due primarily to a $5.6 million increase in net sales to the off-price channel of distribution, a $3.6 million increase in sales to department stores, a $2.9 million increase in sales to chain stores and a $0.2 million net increase in sales to specialty stores, partially offset by a $9.7 million decrease in net sales to the mass market channel of distribution (due primarily to the disruptions in connection with the new systems infrastructure mentioned above and cancellation of certain private label programs). The Company believes it has resolved the new systems infrastructure implementation problems in the Swimwear Group and does not expect that these problems will negatively affect the Company's ability to invoice and ship product on a timely basis in the future.

The $4.3 million increase in Swimwear retail net revenues reflects a $3.0 million increase in Europe and a $1.3 million increase in the U.S. The increase in Europe reflects the launch of the *Calvin Klein* swim brand in Fiscal 2005 and the expansion of designer swim brands in the retail stores. The increase in the U.S. reflects an increase in sales attributable to the Company's *Speedo* Internet retail website, *SpeedoUSA.com*.

Gross Profit

Gross profit was as follows:

	Fiscal 2006	% of Segment Net Revenues	Fiscal 2005	% of Segment Net Revenues
		(in thousands of dollars)		
Sportswear Group (a)	$294,012	37.1%	$143,714	27.9%
Intimate Apparel Group	230,196	42.2%	185,518	38.4%
Swimwear Group	112,832	35.4%	108,334	35.4%
Total gross profit	$637,040	38.5%	$437,566	33.6%

(a) Includes gross profit related to the CKJEA Business of $161.7 million for Fiscal 2006.

Gross profit was $637.0 million, or 38.5% of net revenues, for Fiscal 2006 (including $161.7 million in gross profit related to the CKJEA Business) compared to $437.6 million, or 33.6% of net revenues, for Fiscal 2005. The majority of the 490 basis point improvement in gross margin is attributable to the contributions from the CKJEA Business. Gross margin for the pre-acquisition businesses improved 180 basis points, driven by continued improvement in the Intimate Apparel Group's gross margin. In translating foreign currencies into the U.S. dollar, the weakness of the U.S. dollar relative to the functional currencies where the Company conducts certain of its operations (primarily the euro in Europe and Canadian dollar in Canada) resulted in a $4.4 million increase in gross profit for Fiscal 2006 compared to Fiscal 2005.

Sportswear Group gross profit increased $150.3 million and gross margin increased 920 basis points for Fiscal 2006 compared to Fiscal 2005. The majority of the increase reflects the inclusion of gross profit of $161.7 million related to the CKJEA Business (including $2.4 million related to the write-up of acquired inventory to fair value in connection with the CKJEA Acquisition). Excluding the effects of the CKJEA Business, gross profit decreased $11.4 million and gross margin decreased 20 basis points. The decrease in gross profit and gross margin primarily reflects a $10.8 million decrease in *Chaps* (related to the decrease in net revenues due mainly to the increase in customer allowances described above) and a $1.1 million decrease in Mass sportswear licensing, partially offset by a net increase in *Calvin Klein* Jeans wholesale and retail.

Intimate Apparel Group gross profit increased $44.7 million and gross margin increased 380 basis points for Fiscal 2006 compared to Fiscal 2005. The increase in gross profit and gross margin reflects strength in the Company's *Calvin Klein* Underwear wholesale business (increased gross profit and gross margin of $23.2 million and 340 basis points, respectively), Core Intimates (increased gross profit and gross margin of $6.3 million and 290 basis points, respectively) and *Calvin Klein* Underwear retail (increased gross profit and gross margin of $15.2 million and 190 basis points, respectively). The increase in *Calvin Klein* Underwear wholesale gross profit and gross margin primarily reflects the increase in net revenues (described above) combined with an improved sales mix, reduced product cost and improved control of variable expenses. The increase in Core Intimates gross profit and gross margin primarily reflects an improved regular to off-price sales mix coupled with a favorable experience in the level of customer allowances which the Company believes is primarily the result of a more favorable reception of its *Warner's* brand at retail. The increase in *Calvin Klein* Underwear retail gross profit and gross margin primarily reflect the increase in net revenues (described above).

Swimwear Group gross profit increased $4.5 million and gross margin remained flat for Fiscal 2006 compared to Fiscal 2005. The increase in gross profit primarily reflects increases in *Speedo* and Swimwear retail, while the flat gross margin reflects higher markdown and allowance experience related primarily to certain Designer lines which did not generate the level of consumer sell-through originally anticipated.

Selling, General and Administrative Expenses

SG&A expenses were $508.1 million (30.7% of net revenues) for Fiscal 2006 compared to $342.9 million (26.3% of net revenues) for Fiscal 2005. Contributing to the increase in SG&A expenses was $132.4 million of SG&A expenses related to the CKJEA Business. Excluding the SG&A expenses for the CKJEA Business, SG&A expenses for the operating segments increased $27.0 million and unallocated corporate expenses increased $5.8 million. The increase in SG&A expenses for the operating segments reflects an increase of $14.9 million in the Intimate Apparel Group (primarily variable selling expenses related to the increased sales volume), a net increase of $0.2 million in the Sportswear Group and an increase of $11.9 million in the Swimwear Group (primarily related to expenses associated with the implementation of the new systems infrastructure, *Speedo's* new national advertising campaign and employee termination costs). The increase in unallocated corporate expenses reflects an increase of $3.4 million in professional fees related to the restatement of the Company's consolidated financial statements for the fourth quarter 2005, Fiscal 2005 and the first quarter 2006 (and the related SEC inquiry) and $3.2 million of incremental information technology expenses and other costs primarily associated with the implementation of the new systems infrastructure, partially offset by a net $0.7 million reduction in all other items. In translating foreign currencies into the U.S. dollar, the fluctuation of the U.S. dollar relative to the functional currencies where the Company conducts certain of its operations (primarily the euro in Europe and Canadian dollar in Canada) had a $2.2 million unfavorable effect on SG&A expenses for Fiscal 2006 compared to Fiscal 2005.

Amortization of Intangible Assets

Amortization of intangible assets increased to $12.3 million for Fiscal 2006 compared to $4.0 million for Fiscal 2005 due primarily to $7.4 million of amortization expense related to finite-lived intangible assets associated with the acquisition of the CKJEA Business.

Pension Income / Expense

Pension income was $2.4 million in Fiscal 2006 compared to pension expense of $1.2 million in Fiscal 2005. This $3.6 million increase in pension income was due primarily to improved investment returns on pension plan assets of $3.7 million. See *Note 7 of Notes to Consolidated Financial Statements.*

Operating Income

The following table presents operating income by group:

	Fiscal 2006	Fiscal 2005
	(in thousands of dollars)	
Sportswear Group	$ 60,141	$ 49,821
Intimate Apparel Group	79,315	50,025
Swimwear Group	17,287	25,508
Unallocated corporate expenses	(37,334)	(35,407)
Restructuring expense	(411)	(461)
Operating income	$118,998	$ 89,486
Operating income as a percentage of net revenue	7.2%	6.9%

Operating income was $119.0 million (7.2% of net revenues) for Fiscal 2006 compared to $89.5 million (6.9% of net revenues) for Fiscal 2005. Excluding the operating income of $22.0 million associated with the CKJEA Business, operating income increased $7.5 million, primarily reflecting strength in the Intimate Apparel Group, partially offset by challenges in the Swimwear Group and the pre-acquisition Sportswear Group. In translating foreign currencies into the U.S. dollar, the weakness of the U.S. dollar relative to the functional currencies where the Company conducts certain of its operations (primarily the euro in Europe and Canadian dollar in Canada) resulted in a $2.2 million increase in operating income for Fiscal 2006 compared to Fiscal 2005.

Sportswear Group

Sportswear Group operating income was as follows:

	Fiscal 2006 (d)	% of Brand Net Revenues	Fiscal 2005 (d)	% of Brand Net Revenues
	(in thousands of dollars)			
Calvin Klein Jeans (a)	$48,451	11.0%	$30,184	10.6%
Chaps	881	0.4%	15,171	7.3%
Calvin Klein accessories (b)	(494)	–214.8%	3,531	21.5%
Mass sportswear licensing	(190)	–4.3%	935	16.6%
Sportswear wholesale	48,648	7.6%	49,821	9.7%
Sportswear retail (c)	11,493	7.7%	—	n/m
Sportswear Group	$60,141	7.6%	$49,821	9.7%

(a) Includes operating income related to the CKJEA Business of $22.0 million for Fiscal 2006.

(b) The *Calvin Klein* accessories license expired on December 31, 2005. As part of the CKJEA Acquisition, the Company acquired the licenses and related wholesale and retail businesses of *Calvin Klein* accessories in Europe and Asia and the *CK Calvin Klein* "bridge" line of accessories in Europe. Operating income related to the aforementioned acquired accessories licenses are currently reflected in the *Calvin Klein* Jeans and Sportswear retail line items.

(c) Includes operating income related to the CKJEA Business retail entities.

(d) Includes an allocation of shared services expenses by brand as detailed below:

	Fiscal 2006	Fiscal 2005
Calvin Klein Jeans	$11,533	$10,372
Chaps	10,081	7,641
Calvin Klein accessories	—	—
Mass sportswear licensing	241	232
Sportswear wholesale	21,855	18,245
Sportswear retail	—	—
Sportswear Group	$21,855	$18,245

Sportswear Group operating income increased $10.3 million, or 20.7%. Operating income from the CKJEA Business was $22.0 million for Fiscal 2006 (including $7.4 million of amortization expense related to intangible assets and $2.4 million related to the recognition of cost of sales as a result of the inventory write-up to fair value in connection with the CKJEA Acquisition). Without operating income from the CKJEA Business, Sportswear Group operating income decreased $11.7 million, or 23.4%, reflecting decreases of $14.3 million, $4.0 million and $1.1 million in *Chaps*, *Calvin Klein* accessories and mass sportswear licensing, respectively, partially offset by an increase of $7.7 million in *Calvin Klein* Jeans wholesale. The decrease in *Chaps* operating income primarily reflects the $10.8 million decrease in gross profit (discussed above) combined with a $3.5 million increase in SG&A expenses. The increase in *Calvin Klein* Jeans wholesale operating income primarily reflects the $9.1 million increase in gross profit (discussed above), partially offset by a $1.4 million increase in SG&A expenses.

Intimate Apparel Group

Intimate Apparel Group operating income was as follows:

	Fiscal 2006 (a)	% of Brand Net Revenues	Fiscal 2005 (a)	% of Brand Net Revenues
	(in thousands of dollars)			
Calvin Klein Underwear	$51,934	16.9%	$35,821	13.1%
Core Intimates	7,424	4.9%	1,873	1.3%
Intimate Apparel wholesale	59,358	12.9%	37,694	9.0%
Calvin Klein Underwear retail	19,957	23.0%	12,331	19.0%
Intimate Apparel Group	$79,315	14.5%	$50,025	10.4%

(a) Includes an allocation of shared services expenses by brand as detailed below:

	Fiscal 2006	Fiscal 2005
Calvin Klein Underwear	$ 7,631	$ 6,349
Core Intimates	6,257	4,858
Intimate Apparel wholesale	13,888	11,207
Calvin Klein Underwear retail	—	—
Intimate Apparel Group	$13,888	$11,207

Intimate Apparel Group operating income increased $29.3 million, or 58.6%, over the prior year reflecting increases in *Calvin Klein* Underwear wholesale, Core Intimates and *Calvin Klein* Underwear retail. The $16.1 million increase in *Calvin Klein* Underwear wholesale operating income reflects a $23.2 million increase in gross profit (as described above), partially offset by a $7.1 million increase in SG&A expenses (primarily reflecting an increase in variable selling expenses commensurate with the increase in net revenues described previously). The $5.6 million increase in Core Intimates operating income primarily reflects the increase in gross profit and gross margin described previously. Management believes the improved performance of Core Intimates in the U.S. primarily reflects its ongoing efforts to reinvigorate these brands coupled with the favorable reception of the *Warner's* brand at retail. The $7.6 million increase in *Calvin Klein* Underwear retail operating income reflects an increase in gross profit of $15.2 million (described previously), partially offset by a $7.6 million increase in SG&A expenses.

Swimwear Group

Swimwear Group operating income was as follows:

	Fiscal 2006 (a)	% of Brand Net Revenues	Fiscal 2005 (a)	% of Brand Net Revenues
	(in thousands of dollars)			
Speedo	$ 24,066	9.7%	$29,812	12.1%
Designer	(11,279)	−19.5%	(6,378)	−12.0%
Swimwear wholesale	12,787	4.2%	23,434	7.8%
Swimwear retail	4,500	38.7%	2,074	28.2%
Swimwear Group	$ 17,287	5.4%	$25,508	8.3%

(a) Includes an allocation of shared services expenses by brand as detailed below:

	Fiscal 2006	Fiscal 2005
Speedo	$12,678	$ 9,720
Designer	3,742	4,960
Swimwear wholesale	16,420	14,680
Swimwear retail	5	272
Swimwear Group	$16,425	$14,952

Swimwear Group operating income decreased $8.2 million, or 32.2%, reflecting a $4.5 million increase in gross profit (discussed above), more than offset by an $11.9 million increase in SG&A expenses and a $0.8 million increase in amortization of intangible assets (primarily related to the amortization of the *Calvin Klein* swimwear license acquired in May 2005). The increase in SG&A expenses reflects an increase in marketing expenses of approximately $3.6 million primarily related to a nationwide *Speedo* promotional campaign and the 2006 Winter Olympics, an increase in selling and distribution expenses of $3.6 million (related to incremental costs associated with the new systems infrastructure) and a $4.7 million increase in administrative expenses (related mainly to employee termination costs, professional fees, employee benefit costs and costs associated with the new systems infrastructure).

Other (Income) Loss

Other income of $2.9 million for Fiscal 2006 primarily reflects a gain of $5.1 million on the current portion of inter-company loans denominated in a currency other than that of the foreign subsidiaries' functional currency, partially offset by a net loss of $1.6 million on foreign exchange related to the purchase of the CKJEA Business (which purchase price was denominated in euros) and a $0.6 million loss on the repurchase of $5.0 million nominal amount of the Company's Senior Notes (see *Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Financing Arrangements—Senior Notes*). Other loss of $0.7 million for Fiscal 2005 represents foreign exchange losses on the current portion of inter-company loans to foreign subsidiaries that are denominated in U.S. dollars.

Interest Expense

Interest expense increased $16.1 million to $38.5 million for Fiscal 2006 from $22.4 million for Fiscal 2005. The increase in interest expense was due mainly to interest expense of $11.3 million on the Term B Note and $2.4 million on CKJEA Business short-term debt in connection with the CKJEA Acquisition, a $1.1 million increase in interest expense related to the Company's Senior Notes (due primarily to interest rate resets on the 2003 and 2004 Swap Agreements), a $0.6 million increase in commitment fees related to the Amended and Restated Credit Agreement (as defined below), a $0.2 million increase in amortization of deferred financing costs and a net $0.5 million increase in all other expense items.

Interest Income

Interest income decreased $0.7 million to $2.9 million for Fiscal 2006 from $3.6 million for Fiscal 2005. The decrease in interest income was due mainly to a decrease in income earned on cash investments resulting from cash used for the CKJEA Acquisition.

Income Taxes

The provision for income taxes was $20.1 million, or an effective tax rate of 23.3% in Fiscal 2006, compared to $25.9 million, or an effective tax rate of 36.9% in Fiscal 2005. The lower effective tax rate was partly the result of the previously announced favorable tax ruling from the Netherlands taxing authority that is retroactive to the beginning of Fiscal 2006. This resulted in approximately $6.0 million of savings, or a reduction in the effective tax rate of 6.9%. The Company also benefited from a favorable earnings mix between higher and lower tax jurisdictions, which resulted in approximately $5.0 million of savings or a 5.8% reduction in the effective tax rate. Finally, the Company benefited from the release of certain valuation allowances that had been established against foreign net operating losses, resulting in a reduction in the effective tax rate of approximately 1%.

Discontinued Operations

For Fiscal 2006, losses from discontinued operations were $15.5 million net of taxes. For Fiscal 2005, the Company had net gains of $5.4 million from discontinued operations, net of taxes. See *Note 3 of Notes to Consolidated Financial Statements.*

Capital Resources and Liquidity

Financing Arrangements

Senior Notes

On June 12, 2003, Warnaco Inc., the principal operating subsidiary of Warnaco, completed the sale of $210.0 million aggregate principal amount of Senior Notes at par value, which notes mature on June 15, 2013 and bear interest at 8⅞% payable semi-annually on December 15 and June 15 of each year. No principal payments prior to the maturity date are required. The Senior Notes are unconditionally guaranteed, jointly and severally, by Warnaco and substantially all of Warnaco Inc.'s domestic subsidiaries (all of which are 100% owned, either directly or indirectly, by Warnaco). The Senior Notes are effectively subordinate in right of payment to existing and future secured debt (including the Company's Amended and Restated Credit Agreement) and to the obligations (including trade accounts payable) of the subsidiaries that are not guarantors of the Senior Notes. The guarantees of each guarantor are effectively subordinate to that guarantor's existing and future secured debt (including guarantees of the Amended and Restated Credit Agreement) to the extent of the value of the assets securing that debt. There are no restrictions that prevent the guarantor subsidiaries from transferring funds or paying dividends to the Company. The indenture pursuant to which the Senior Notes were issued contains covenants which, among other things, restrict the Company's ability to incur additional debt, pay dividends and make restricted payments, create or permit certain liens, use the proceeds of sales of assets and subsidiaries' stock, create or permit restrictions on the ability of certain of Warnaco Inc.'s subsidiaries to pay dividends or make other distributions to Warnaco or to Warnaco Inc., enter into transactions with affiliates, engage in certain business activities, engage in sale and leaseback transactions and consolidate or merge or sell all or substantially all of its assets. The Company is not aware of any non-compliance with the covenants of the Senior Notes at December 29, 2007. Redemption of the Senior Notes prior to their maturity is subject to premiums as set forth in the indenture. In connection with the offering of the Senior Notes, the Company entered into a registration rights agreement with the initial purchasers of the Senior Notes, which, among other things, required Warnaco Inc. and the guarantors to complete a registration and exchange of the Senior Notes. In accordance with the registration rights agreement, the Company completed the registration and exchange of the Senior Notes in the first quarter of Fiscal 2004.

On June 2, 2006, the Company purchased $5.0 million aggregate principal amount of the outstanding $210.0 million Senior Notes for total consideration of $5.2 million in the open market. In connection with the purchase, the Company recognized a loss of approximately $0.5 million related to the premium paid to repurchase the debt, which included the write-down of a proportionate share of unamortized deferred financing costs of approximately $0.3 million. The loss on extinguishment of debt is included in the Other loss (income) line item in the Company's consolidated statement of operations.

Interest Rate Swap Agreements

On September 18, 2003, the Company entered into an interest rate swap agreement (the "2003 Swap Agreement") with respect to the Senior Notes for a total notional amount of $50 million. The 2003 Swap Agreement provides that the Company will receive interest at 8⅞% and pay a variable rate of interest based upon six month London Interbank Offered Rate ("LIBOR") plus 4.11% (8.94% at December 29, 2007). The 2003 Swap Agreement expires on June 15, 2013 (the date on which the Senior Notes mature).

On November 5, 2004, the Company entered into a second interest rate swap agreement (the "2004 Swap Agreement") with respect to the Company's Senior Notes for a total notional amount of $25 million. The 2004 Swap Agreement provides that the Company will receive interest of 8⅞% and pay a variable rate of interest based upon six months LIBOR plus 4.34% (9.17% at December 29, 2007). The 2004 Swap Agreement expires on June 15, 2013 (the date on which the Senior Notes mature).

As a result of the 2003 and 2004 Swap Agreements, the weighted average effective interest rate of the Senior Notes was 8.93% and 9.12% as of December 29, 2007 and December 30, 2006, respectively.

The fair value of the Company's outstanding interest rate swap agreements reflect the termination premium (unrealized loss) or termination discount (unrealized gain) that the Company would realize if such swaps were terminated on the valuation date. Since the provisions of the Company's 2003 Swap Agreement and the 2004 Swap Agreement match the provisions of the Company's outstanding Senior Notes (the "Hedged Debt"), changes in the fair value of the outstanding swaps do not have any effect on the Company's results of operations but are recorded in the Company's consolidated balance sheets. Unrealized gains on the outstanding interest rate swap agreements are included in other assets with a corresponding increase in the Hedged Debt. Unrealized losses on the outstanding interest rate swap agreements are included as a component of long-term debt with a corresponding decrease in the Hedged Debt. The table below summarizes the unrealized gains (losses) of the Company's outstanding swap agreements:

	December 29, 2007	December 30, 2006
	(in thousands of dollars)	
Unrealized loss:		
2003 Swap Agreement	$ 128	$(1,622)
2004 Swap Agreement	(148)	(1,091)
Net unrealized loss	$ (20)	$(2,713)

Revolving Credit Facility; Amended and Restated Credit Agreement

On February 4, 2003, the date the Company emerged from bankruptcy, the Company entered into a $275 million Senior Secured Revolving Credit Facility, which was amended on November 12, 2003, August 1, 2004 and September 15, 2005. On January 31, 2006, the revolving credit facility was amended and restated (the "Amended and Restated Credit Agreement") in connection with the closing of the CKJEA Acquisition to, among other things, add a $180 million term loan facility (the "Term B Note") which was used to finance a portion of the CKJEA Acquisition. The Amended and Restated Credit Agreement was also amended on November 6, 2006 to, among other things, allow for the sale of the trademarks and certain other assets of its *OP* businesses. See *Note 12 of Notes to Consolidated Condensed Financial Statements*. The Amended and Restated Credit Agreement was further amended in December 2007 to, among other things, permit the sale of the Company's *Catalina, Anne Cole and Cole of California* businesses and designate that the net proceeds of such sale would be used to repay term loans under the Amended and Restated Credit Agreement.

Generally, the loans under the Term B Note bear interest at either Citibank N.A.'s base rate plus 0.50% or at LIBOR plus 1.50%, in each case, on a per annum basis. As of December 29, 2007, the weighted average interest rate for the loans outstanding under the Term B Note was 6.77%. The Term B Note matures on December 31, 2012. As of December 29, 2007, principal payments due under the Term B Note were: (i) quarterly installments of $0.45 million through March 31, 2012; (ii) $42.3 million on each of June 30, 2012 and September 30, 2012; and (iii) $15.1 million on December 31, 2012. The principal payments due under the Term B Note at December 29, 2007 reflect the use of net proceeds of $10.0 million received in November 2006 and $40.0 million received in December 2006 from the sale of the *OP* businesses and net proceeds of $20.0 million received in December 2007 from the sale of the *Catalina*, *Anne Cole* and *Cole of California* businesses to repay amounts outstanding under the Term B Note. Loans under the Amended and Restated Credit Agreement may be required to be repaid upon the occurrence of certain events, including certain types of asset sales, insurance recoveries, and issuances of debt. In addition, the Term B Note requires Warnaco Inc. to repay term loan principal in amounts equal to 25% of Excess Cash Flow (as defined in the Amended and Restated Credit Agreement), if any, subject to certain conditions.

In addition to the amendments under the Amended and Restated Credit Agreement relating to the Term B Note, on January 31, 2006, the Company also increased the revolving credit facility commitment under the Amended and Restated Credit Agreement to $225 million. The $225 million revolving credit facility commitment under the Amended and Restated Credit Agreement matures on February 3, 2009. The revolving credit facility includes a provision which allows Warnaco to increase the maximum available borrowings under the revolving credit facility from $225 million to $375 million. In accordance with the Amended and Restated Credit Agreement, effective April 3, 2007, rates for the revolving credit facility were adjusted to Citibank N.A.'s base rate plus 0.25% (7.50% at December 29, 2007) or at LIBOR plus 1.25% (approximately 5.98% at December 29, 2007), in each case, on a per annum basis. Prior to the April 3, 2007 adjustment, borrowings under the revolving credit facility bore interest at Citibank N.A.'s base rate plus 0.50% (8.75% at December 30, 2006) or at LIBOR plus 1.5% (approximately 6.86% at December 30, 2006), in each case, on a per annum basis. The rates of interest payable on outstanding borrowings under the revolving credit facility may change based on the Company's financial ratios. Warnaco Inc. enters into contracts to elect the LIBOR option when it expects borrowings to be outstanding for more than 30 days. The remaining balances bear interest based upon Citibank N.A.'s base rate. The Amended and Restated Credit Agreement contains financial covenants that, among other things, require the Company to maintain a fixed charge coverage ratio above a minimum level and a leverage ratio below a maximum level and limit the amount of the Company's capital expenditures. In addition, the Amended and Restated Credit Agreement contains certain covenants that, among other things, limit investments and asset sales, prohibit the payment of dividends (subject to limited exceptions) and limit the incurrence of material additional indebtedness. As part of the Amended and Restated Credit Agreement, certain covenants under the prior agreement were modified, including financial covenants and the covenants relating to indebtedness, acquisitions, asset sales and investments. Further, certain terms and conditions under which an Event of Default (as defined in the Amended and Restated Credit Agreement) may be declared were amended.

The Amended and Restated Credit Agreement is guaranteed by the Company and its domestic subsidiaries (other than Warnaco) and the obligations under such guaranty, together with Warnaco Inc.'s obligations under the Amended and Restated Credit Agreement, are secured by a lien for the benefit of the lenders on substantially all of the assets of the Company and its domestic subsidiaries.

As of December 29, 2007, under the Amended and Restated Credit Agreement, the Company had $107.3 million outstanding under the Term B Note and no borrowings outstanding under the revolving credit facility. As of December 29, 2007, the Company had $217.8 million of credit available under the revolving credit facility of the Amended and Restated Credit Agreement which included available borrowings of $200.4 million (based upon the applicable borrowing base calculations) and $74.7 million of cash collateral, less outstanding letters of credit of $57.3 million.

The Company is not aware of any non-compliance with the covenants of its Amended and Restated Credit Agreement as of December 29, 2007 and December 30, 2006.

Foreign Revolving Credit Facility

During Fiscal 2005, certain of the Company's foreign subsidiaries (the "Foreign Subsidiaries") entered into a $25 million revolving credit facility with Bank of America, N.A. (the "Foreign Revolving Credit Facility"). The Foreign Revolving Credit Facility provides for a four year, non-amortizing revolving credit facility. Borrowings under the Foreign Revolving Credit Facility accrue interest at LIBOR or, if applicable, Bank of America, N.A.'s base rate, in each case, plus 2.25% or 2.00% (depending on the level of EBITDA (as defined in the Foreign Revolving Credit Facility) of the Foreign Subsidiaries). The Foreign Revolving Credit Facility is secured by first priority security interests on the assets of the Foreign Subsidiaries and the Foreign Subsidiaries guarantee each other's obligations under the Foreign Revolving Credit Facility. The Company has never had any borrowings outstanding under the Foreign Revolving Credit Facility.

The Foreign Revolving Credit Facility contains covenants that require the Foreign Subsidiaries to maintain certain financial ratios and limit the amount of the Foreign Subsidiaries' capital expenditures. In addition, the Foreign Revolving Credit Facility contains certain restrictive covenants which, among other things, limit investments by the Foreign Subsidiaries and prohibit the Foreign Subsidiaries from incurring additional indebtedness. The Company's ability to borrow under the Foreign Revolving Credit Facility is subject to the satisfaction of certain conditions. The Company is not aware of any non-compliance with the covenants of the Foreign Revolving Credit Facility as of December 29, 2007 and December 30, 2006.

CKJEA Assumed Debt

In connection with the CKJEA Acquisition in January 2006, the Company assumed the CKJEA Business's outstanding debt of approximately $89.5 million. Simultaneously with the closing of the acquisition, the Company repaid approximately $44.5 million of the outstanding debt. As of December 29, 2007 and December 30, 2006 outstanding CKJEA Business debt was $54.1 million and $66.5 million, respectively, consisting of short-term revolving credit facilities with a number of banks at various interest rates (primarily Euro LIBOR plus 1.0%). As of December 29, 2007 and December 30, 2006, the weighted average interest rate for the CKJEA Business debt outstanding was approximately 4.88% and 4.42%, respectively. All of the CKJEA Business' short-term revolving credit facilities have been renewed for additional terms of no more than 12 months.

Liquidity

As of December 29, 2007, the Company had working capital of $588.0 million, cash and cash equivalents of $191.9 million, short-term debt of $56.1 million, no borrowings outstanding under the revolving credit facility under the Amended and Restated Credit Agreement and no borrowings under the Foreign Revolving Credit Facility. As of December 29, 2007, the Company had $217.8 million of credit available under the revolving credit facility of the Amended and Restated Credit Agreement which included available borrowings of $200.4 million (based upon the applicable borrowing base calculations) plus $74.7 million of cash collateral, less outstanding letters of credit of $57.3 million.

The Company's total debt as of December 29, 2007 was $366.6 million, consisting of $205.0 million of the Senior Notes, $107.3 million of the Term B Note under the Amended and Restated Credit Agreement, $54.1 million of debt of the CKJEA Business under facilities assumed in connection with the closing of the CKJEA Acquisition and $0.2 million of other outstanding debt.

The Company believes that cash available under its Amended and Restated Credit Agreement, cash available under the Foreign Revolving Credit Facility and cash to be generated from future operating activities will be sufficient to fund its operations, including capital expenditures, for the next 12 months. The revolving credit facility portion of the Company's Amended and Restated Credit Agreement expires on February 3, 2009. The Company expects to extend or refinance its domestic revolving credit facility during 2008. The Company believes that cash on hand and cash to be generated from future operations will be sufficient to fund its operations for the subsequent two years, whether it is able to extend or refinance its revolving credit facility or not. If the Company requires additional sources of capital, it will consider suspending its share repurchase program, reducing capital expenditures, seeking additional financing or selling assets to meet such requirements.

Share Repurchase Program

In May 2007, the Company's Board of Directors authorized a new share repurchase program (defined above as the 2007 Share Repurchase Program) for the repurchase of up to an additional 3,000,000 shares of the Company's common stock. The Company expects that, in order to comply with the terms of applicable debt instruments, purchases under the 2007 Share Repurchase Program will be made over a period of four years from the date the program was approved. The 2007 Share Repurchase Program may be modified or terminated by the Company's Board of Directors at any time. During Fiscal 2007, the Company repurchased 566,869 shares of its common stock in the open market at a total cost of approximately $22.0 million (an average cost of $38.89 per share) under its 2007 Share Repurchase Program.

In July 2005, the Company's Board of Directors authorized a share repurchase program (defined above as the 2005 Share Repurchase Program) for the repurchase of up to 3,000,000 shares of the Company's common stock. As of December 29, 2007, the Company had purchased 3,000,000 shares of its common stock in the open market at a total cost of approximately $77.3 million (an average cost of $25.75 per share) under the 2005 Share Repurchase Program. The Company may not repurchase any additional shares of its common stock under its 2005 Share Repurchase Program. During Fiscal 2007, the Company repurchased 978,915 shares of its common stock in the open market at a total cost of $33.2 million (an average cost of $33.87 per share) under its 2005 Share Repurchase Program. During Fiscal 2006, the Company repurchased 2,011,934 shares of its common stock in the open market at a total cost of approximately $43.9 million (an average cost of $21.81 per share) under its 2005 Share Repurchase Program. During Fiscal 2005, the Company repurchased 9,151 shares of its common stock in the open market at a total cost of approximately $0.2 million (an average cost of $24.25 per share) under its 2005 Share Repurchase Program.

Cash Flows

The following table summarizes the cash flows from the Company's operating, investing and financing activities for Fiscal 2007, Fiscal 2006 and Fiscal 2005.

	Fiscal 2007	Fiscal 2006	Fiscal 2005
	(in thousands of dollars)		
Net cash provided by (used in) operating activities:			
Continuing operations	$ 140,492	$ 72,460	$136,446
Discontinued operations	19,931	14,287	1,620
Net cash provided by (used in) investing activities:			
Continuing operations	(20,357)	(185,764)	(33,335)
Discontinued operations	(443)	(1,314)	(3,392)
Net cash provided by (used in) financing activities:			
Continuing operations	(121,688)	99,682	(65)
Discontinued operations	—	—	—
Translation adjustments	6,993	3,438	(2,661)
Increase (decrease) in cash and cash equivalents	$ 24,928	$ 2,789	$ 98,613

For Fiscal 2007, cash provided by operating activities from continuing operations was $140.5 million compared to $72.5 million in Fiscal 2006 and $136.4 million in Fiscal 2005. The $68.0 million increase in cash provided by operating activities from continuing operations for Fiscal 2007 compared to Fiscal 2006 was due primarily to an increase of $28.4 million in net income coupled with an increase in non-cash charges of $25.8 million and an increase in cash to support working capital of $13.9 million. The increase in non-cash charges primarily reflects, among other items, a $17.7 million increase in depreciation and amortization (due primarily to impairments related to the disposal of the Company's Mexican manufacturing facilities in 2007) and a $17.3 million increase in inventory write-downs (primarily in the Company's Swimwear group) partially offset by a benefit for deferred income tax of $4.5 million.

The $64.0 million decrease in cash provided by operating activities from continuing operations for Fiscal 2006 compared to Fiscal 2005 was due primarily to an increase of $65.1 million in cash required for net working capital (primarily to service inventory, accounts receivable and prepaid assets), a $21.9 million increase in the benefit for deferred income tax and a $19.0 million increase in foreign exchange gains, partially offset by a $16.9 million increase in depreciation and amortization and a $20.8 million increase in loss from discontinued operations. The Company experienced net working capital outflows of $38.1 million for Fiscal 2006 compared to net working capital inflows of $27.0 million during Fiscal 2005.

For Fiscal 2007, cash used in investing activities from continuing operations was $20.4 million, mainly attributable to the purchase of property, plant and equipment of $40.5 million, offset by the net proceeds from the sale of certain designer brands of $19.5 million. For Fiscal 2006, cash used in investing activities from continuing operations was $185.8 million, which was due primarily to $208.7 million used for business acquisitions (mainly the CKJEA Acquisition completed on January 31, 2006) and the purchase of property, plant and equipment, partially offset by the $51.4 million of proceeds received in connection with the sale of trademarks and certain other assets of the *OP* businesses. For Fiscal 2005, cash used in investing activities from continuing operations was $33.3 million which was primarily for the purchase of property, plant and equipment of $31.9 million.

Net cash used in financing activities in 2007 was $121.7 million, which primarily reflects $61.8 million used for the repayment of the Term B Note and $57.7 million for treasury stock purchases (primarily related to the Company's stock repurchase programs). Net cash provided by financing activities in 2006 was $99.7 million, which was due primarily to $180.0 million of the Term B Note and $21.0 million of an increase in CKJEA short-term revolving credit facilities, partially offset by $44.4 million of repayment of debt assumed in connection with the CKJEA Acquisition, $46.3 million of treasury stock purchases (primarily related to the Company's stock repurchase programs), $10.9

million of repayment of the Term B Note and $5.2 million total consideration for the purchase of Senior Notes in the principal amount of $5.0 million. In connection with the sale of the *OP* businesses in Fiscal 2006, the Company paid $10.0 million against the Term B Note principal balance in December 2006 and an additional $40.0 million against the Term B Note principal balance in January 2007. Net cash used in financing activities in 2005 was $0.1 million.

Cash in operating accounts primarily represents cash held in domestic cash collateral accounts, lockbox receipts not yet cleared or available to the Company, cash held by foreign subsidiaries and compensating balances required under various trade, credit and other arrangements.

Contractual Obligations

The following table summarizes the Company's contractual commitments as of December 29, 2007:

	Payments Due by Year						
	2008	2009	2010	2011	2012	Thereafter	Total
	(Dollars in thousands)						
Amended and Restated Credit Agreement:							
Revolving credit facility (a)	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Term B Note (a)	1,800	1,800	1,800	1,800	98,300	—	105,500
Senior Notes (b)	—	—	—	—	—	205,000	205,000
CKJEA short term notes payable (c)	54,109	—	—	—	—	—	54,109
Minimum royalties (d)	50,866	57,433	59,529	59,279	59,364	487,957	774,428
Operating leases (d)	46,791	38,846	31,603	24,430	25,279	62,876	229,825
Interest payments (e)	27,576	27,454	27,333	27,211	23,772	10,597	143,943
Pension plan funding	8,133	5,844	5,829	5,835	5,292	35,821	66,754
Employment and severance contracts	10,435	1,490	1,502	1,157	545	268	15,397
Purchase obligations (f)	24,693	17,005	17,189	8,400	—	—	67,287
Trade letters of credit (g)	57,261	—	—	—	—	—	57,261
Capital leases	204	—	—	—	—	—	204
Liabilities for uncertain tax positions	6,000	1,000	1,000	—	—	—	8,000
Other long-term obligations	909	—	—	—	—	—	909
Total	$288,777	$150,872	$145,785	$128,112	$212,552	$802,519	$1,728,617

(a) The revolving credit facility and the Term B Note under the Amended and Restated Credit Agreement mature on February 3, 2009 and January 31, 2013, respectively. There were no amounts outstanding under the revolving credit facility as of December 29, 2007 and, therefore, no maturity amount is included in the commitments table. See "*—Capital Resources and Liquidity—Financing Arrangements—Senior Notes*" and *Note 12 of Notes to Consolidated Financial Statements.*

(b) The Senior Notes mature on June 15, 2013. See "*—Capital Resources and Liquidity—Financing Arrangements—Senior Notes*" and *Note 12 of Notes to Consolidated Financial Statements.*

(c) All of the CKJEA short-term notes payable were renewed for an additional one-year term in February 2007.

(d) See *Note 15 of Notes to Consolidated Financial Statements.*

(e) Reflects expected interest obligations after considering required minimum repayments of the related debt. Interest on variable rate debt instruments is estimated based upon rates in effect at December 29, 2007. See *Item 7A. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.*

(f) Represents contractual commitments for goods or services not received or recorded on the Company's consolidated balance sheet. Includes, among other items, purchase obligations of approximately $63 million pursuant to a production agreement with the buyer of the Company's manufacturing facilities in Mexico. See *Note 3* and *Note 15 of Notes to Consolidated Financial Statements.*

(g) Trade letters of credit represent obligations, in the ordinary course of business, for inventory purchases.

In addition to the above contractual obligations, in the ordinary course of business, the Company has open purchase orders with suppliers of approximately $230 million as of December 29, 2007.

Seasonality

The Company's Swimwear business is seasonal; approximately 70.9% of the Swimwear Group's net revenues were generated in the first half of Fiscal 2007. The consolidated operations of the Company are somewhat seasonal. In Fiscal 2007, approximately 49.0% of the Company's net revenues were generated in the first half of the fiscal year. The working capital requirements of the Swimwear Group are highest during the periods when the Company's other businesses have their lowest working capital requirements. Sales and earnings from the Company's other groups and business units are generally expected to be somewhat higher in the second half of the fiscal year.

The following sets forth the net revenues, operating income and net cash flow from operating activities generated for each quarter of Fiscal 2007 and Fiscal 2006.

	For the Three Months Ended				For the Three Months Ended			
	March 31, 2007	June 30, 2007	September 29, 2007	December 29, 2007	April 1, 2006	July 1, 2006	September 30, 2006	December 30, 2006
Net revenues	**$485.9**	**$426.0**	**$475.3**	**$472.9**	**$394.1**	**$393.9**	**$419.6**	**$447.7**
Operating income	54.6	25.7	30.5	26.2	25.8	15.8	37.3	40.1
Cash flow provided by (used in) operating activities	(23.5)	120.7	29.6	33.4	(20.1)	104.6	(10.7)	12.9

Inflation

The Company does not believe that the relatively moderate levels of inflation in the U.S., Canada and Western Europe have had a significant effect on its net revenues or its profitability in any of the last three fiscal years. The Company believes that, in the past, it has been able to offset such effects by increasing prices on certain items or instituting improvements in productivity. Mexico historically has been subject to high rates of inflation; however, the effects of inflation on the operation of the Company's Mexican subsidiaries have not had a material effect on the results of the Company in any of the last three fiscal years.

Deflation of Apparel Selling Prices

Management believes the apparel industry is undergoing significant changes in its manufacturing and procurement business cycles through the lifting of import restrictions on certain products, overall deflation in the selling prices of its products and department store and retailer demands for increased profitability from the wholesale apparel industry. The Company expects to meet these challenges by improving its procurement process through aggressive sourcing of product from multiple vendors and locations, improving its efficiency through upgraded systems and improved procedures and maintaining a diverse mix of products that are offered at multiple price points across virtually all channels of distribution.

Off-Balance Sheet Arrangements

None.

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "*Accounting for Income Taxes.*" FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest, penalties, accounting in interim periods and disclosure related to uncertain income tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted the provisions of FIN 48 as of December 31, 2006. See *Note 6*.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands the definition about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS 157 does not require any new fair value measurement. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will be required to adopt SFAS 157 in the first quarter of Fiscal 2008. The Company is currently in the process of evaluating the impact, if any, the adoption will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS 158. SFAS 158 requires an employer to recognize the funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its statement of financial position. SFAS 158 also requires an employer to recognize changes in that funded status in the year in which the changes occur. In addition, SFAS 158 requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The requirement to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures is effective as of the fiscal year ending after December 15, 2006 (as of December 30, 2006 for the Company). See *Note 7 of Notes to Consolidated Financial Statements*. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company will be required to adopt this requirement as of the end of Fiscal 2008. The Company does not expect the adoption of this requirement to have a material effect on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"), providing companies with an option to report selected financial assets and liabilities at fair value. SFAS 159's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Company's choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, that the adoption of SFAS 159 will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*—an amendment of Accounting and Research Bulletin No. 51. This statement establishes accounting and reporting standards for a noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective prospectively, except for certain retrospective disclosure requirements, for fiscal years beginning after December 15, 2008. The Company has not yet determined the impact, if any, of this statement on its Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141R")—a replacement of SFAS 141, *Business Combinations*, which significantly changes the principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This statement is effective prospectively, except for certain retrospective adjustments to deferred tax balances, for fiscal years beginning after December 15, 2008. The Company has not yet determined the impact, if any, of this statement on its Consolidated Financial Statements.

Statement Regarding Forward-Looking Disclosure

This Annual Report on Form 10-K, as well as certain other written, electronic and oral disclosures made by the Company from time to time, contains "forward-looking statements" that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements involve risks and uncertainties and reflect, when made, the Company's estimates, objectives, projections, forecasts, plans, strategies, beliefs, intentions, opportunities and expectations. Actual results may differ materially from anticipated results or expectations and investors are cautioned not to place undue reliance on any forward-looking statements. Statements other than statements of historical fact are forward-looking statements. These forward-looking statements may be identified by, among other things, the use of forward-looking language, such as the words "believe," "anticipate," "expect," "estimate," "intend," "may," "project," "scheduled to," "seek," "should," "will be," "will continue," "will likely result," or the negative of those terms, or other similar words and phrases or by discussions of intentions or strategies.

The following factors, among others, including those described in this Annual Report on Form 10-K under the heading *Item 1A. Risk Factors* (as such disclosure may be modified or supplemented from time to time), could cause the Company's actual results to differ materially from those expressed in any forward-looking statements made by it: the Company's ability to execute its repositioning and sales initiatives (including achieving enhanced productivity and profitability) announced in September 2007; economic conditions that affect the apparel industry; the Company's failure to anticipate, identify or promptly react to changing trends, styles, or brand preferences; further declines in prices in the apparel industry; declining sales resulting from increased competition in the Company's markets; increases in the prices of raw materials or transport costs; events which result in difficulty in procuring or producing the Company's products on a cost-effective basis; the effect of laws and regulations, including those relating to labor, workplace and the environment; changing international trade regulation, including as it relates to the imposition or elimination of quotas on imports of textiles and apparel; the Company's ability to protect its intellectual property or the costs incurred by the Company related thereto; the risk of product safety issues, defects, or other production problems associated with our products; the Company's dependence on a limited number of customers; the effects of consolidation in the retail sector; the Company's dependence on license agreements with third parties; the Company's dependence on the reputation of its brand names, including, in particular, *Calvin Klein*; the Company's exposure to conditions in overseas markets in connection with the Company's foreign operations and the sourcing of products from foreign third-party vendors; the Company's foreign currency exposure; the Company's history of insufficient disclosure controls and procedures and internal controls and restated financial statements; unanticipated future internal control deficiencies or weaknesses or ineffective disclosure controls and procedures; the effects of fluctuations in the value of investments of the Company's pension plan; the sufficiency of cash to fund operations, including capital expenditures; the Company's ability to service its indebtedness, the effect of changes in interest rates on the Company's indebtedness that is subject to floating interest rates and the limitations imposed on the Company's operating and financial flexibility by the agreements governing the Company's indebtedness; the Company's dependence on its senior management team and other key personnel; the Company's reliance on information technology; the limitations on purchases under the Company's share repurchase program contained in the Company's debt instruments, the number of shares that the Company purchases under such program and the prices paid for such shares; the Company's inability to achieve its strategic objectives, including gross margin, SG&A and operating profit goals, as a result of one or more of the factors described above or otherwise; the failure of acquired businesses to generate expected levels of revenues; the failure of the Company to successfully integrate such businesses with its existing businesses (and as a result, not achieving all or a substantial portion of the anticipated benefits of such acquisitions); and such acquired businesses being adversely affected, including by one or more of the factors described above, and thereby failing to achieve anticipated revenues and earnings growth.

The Company encourages investors to read the section entitled *Item 1A. Risk Factors* and the discussion of the Company's critical accounting policies in *Discussion of Critical Accounting Policies* included in this Annual Report on Form 10-K, as such discussions may be modified or supplemented by subsequent reports that the Company files with the SEC. This discussion of forward-looking statements is not exhaustive but is designed to highlight important factors that may affect actual results. Forward-looking statements speak only as of the date on which they are made, and, except for the Company's ongoing obligation under the U.S. federal securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk.***

The Company is exposed to market risk primarily related to changes in hypothetical investment values under certain of the Company's employee benefit plans, interest rates and foreign currency exchange rates. The Company does not use derivative financial instruments for speculation or for trading purposes.

Market Risk

The Company's pension plan invests in marketable equity and debt securities, mutual funds and pooled investment accounts, limited partnerships and cash accounts. These investments are subject to changes in the market value of individual securities and interest rates as well as changes in the overall economy. Changes in the value of the pension plan's investment portfolio are directly reflected in the Company's consolidated statement of operations through pension expense and in the Company's consolidated balance sheet as a component of accrued pension liability. See *Note 1* and *Note 7 of Notes to Consolidated Financial Statements* for a discussion of the Company's pension plan and related accounting policies. The total value of the pension plan's investment portfolio was $138.1 million and $125.2 million at December 29, 2007 and December 30, 2006, respectively. A hypothetical 10% increase/decrease in the value of the Company's pension plan investment portfolio would have resulted in a decrease/increase in pension expense of $13.8 million and $12.5 million for Fiscal 2007 and Fiscal 2006, respectively. The Company estimates pension expense on an interim basis assuming a long-term rate of return on pension plan investments of 8%, net of pension plan expenses. A 1% increase/decrease in the actual return earned on pension plan assets (an increase in the return on plan assets from 8% to 9% or a decrease in the return on plan assets from 8% to 7%) would result in a decrease/increase of approximately $1.3 million in pension expense (increase/decrease in pension income) for 2008. The actual return on pension plan assets, net of pension plan expenses, for Fiscal 2007 was approximately 7.7%.

Interest Rate Risk

The Company has market risk from exposure to changes in interest rates on its 2003 and 2004 Swap Agreements with notional amounts totaling $75.0 million and the $107.3 million of loans outstanding at December 29, 2007 under the Term B Note pursuant to the Amended and Restated Credit Agreement. The Company is not exposed to interest rate risk on its Senior Notes or revolving credit facility under the Amended and Restated Credit Agreement because the interest rate on the Senior Notes is fixed at 8% per annum and the Company had no borrowings outstanding under the revolving credit facility as of December 29, 2007. With respect to the 2003 and 2004 Swap Agreements, a hypothetical 10% increase in interest rates would have had an annual unfavorable impact of $0.7 million and $0.7 million in Fiscal 2007 and 2006, respectively, on the Company's income from continuing operations before provision for income taxes. A hypothetical 10% increase in interest rates for the loans outstanding under the Term B Note would have had an unfavorable effect of $0.7 million and $1.2 million for Fiscal 2007 and Fiscal 2006, respectively, on the Company's income from continuing operations before provision for income taxes. See *"Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Financing Arrangements"* and *Note 12 of Notes to Consolidated Financial Statements.*

Foreign Exchange Risk

The Company has foreign currency exposures primarily related to buying in currencies other than the functional currency in which it operates. These exposures are primarily concentrated in the Company's Canadian, Mexican, Central and South American and European operations, which accounted for approximately 48.3% of the Company's total net revenues for Fiscal 2007. These foreign operations of the Company purchase products from suppliers denominated in U.S. dollars. Total purchases of products made by foreign subsidiaries denominated in U.S. dollars amounted to approximately $149.0 million for Fiscal 2007. A hypothetical decrease of 10% in the value of these foreign currencies relative to the U.S. dollar would have increased cost of goods sold (which would decrease operating income) by $14.9 million for Fiscal 2007.

As of December 29, 2007, the Company had foreign currency exchange contracts outstanding to purchase approximately $12.6 million for a total of approximately €8.8 million at a weighted-average exchange rate of $1.43 to €1.00. These foreign currency exchange contracts mature through June 2008 and are designed to fix the number of euros required to satisfy the first one-third of dollar denominated purchases of inventory by certain of the Company's European subsidiaries. A hypothetical 10% adverse change in the foreign currency exchange rate between the euro and the U.S. dollar (i.e., an increase in the euro/dollar exchange rate from 1.43 to 1.57) would have increased the unrealized loss, recognized by the Company in its Statement of Operations, on outstanding foreign exchange contracts to approximately $1.2 million at December 29, 2007.

In addition, as of December 29, 2007, the Company had foreign currency exchange contracts outstanding to purchase approximately $2.9 million for a total of approximately €2.2 million at a weighted-average exchange rate of $1.35 to €1.00. These foreign currency exchange contracts mature through March 2008 and are designed to fix the number of euros required to satisfy certain dollar denominated royalty expenses incurred by certain of the Company's European subsidiaries. A hypothetical 10% adverse change in the foreign currency exchange rate between the euro and the U.S. dollar (i.e., an increase in the euro/dollar exchange rate from 1.35 to 1.49) would have increased the unrealized loss on outstanding foreign exchange contracts to approximately $0.3 million at December 29, 2007. The changes would not have had any effect on the Company's results of operations in Fiscal 2007 because such unrealized losses are recorded in other comprehensive income until the related royalty liability is settled.

Item 8. ***Financial Statements and Supplementary Data.***

The information required by this *Item 8* of Part II is incorporated by reference to the Consolidated Financial Statements filed with this Annual Report on Form 10-K. See *Item 15. Exhibits, Financial Statement Schedules.*

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

Evaluation of Disclosure Controls and Procedures.

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with the authorization of management and directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 29, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

Based on this assessment, management concluded that, as of December 29, 2007, the Company's internal control over financial reporting was effective.

Deloitte & Touche LLP, the Company's independent registered public accounting firm, has audited the Company's internal control over financial reporting as of December 29, 2007, and its report thereon is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter 2007 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting other than the changes in internal control relating to the integration of the CKJEA Business.

As described elsewhere in this Annual Report on Form 10-K, on January 31, 2006, the Company completed the CKJEA Acquisition. As of December 30, 2006, the Company had excluded the CKJEA Business's internal control over financial reporting in its evaluation of internal control over financial reporting in accordance with the guidance of the Division of Corporation Finance and Office of the Chief Accountant of the SEC contained in the Frequently Asked Questions (revised October 6, 2004) regarding Management's Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports. During the fourth quarter of Fiscal 2007, the Company completed the implementation of integration activities related to the CKJEA Acquisition, including the documentation and effectiveness testing of the CKJEA Business's internal controls over financial reporting. The Company included the CKJEA Business's internal control over financial reporting in its evaluation of internal control over financial reporting at December 29, 2007.

Limitations on the Effectiveness of Controls

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Warnaco Group, Inc.
New York, New York

We have audited the internal control over financial reporting of The Warnaco Group, Inc. and subsidiaries (the "Company") as of December 29, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting* on Page 75. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 29, 2007 of the Company and our report dated February 26, 2008 expressed an unqualified opinion on those financial statements and financial statement schedule and included explanatory paragraphs regarding the valuation of limited partnership investments and a change in the method of accounting for uncertainty in income taxes.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 27, 2008

Item 9B. ***Other Information.***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

The information required by this *Item 10* of Part III is incorporated by reference from *Item 1. Business—Executive Officers of the Registrant* and from the Proxy Statement of The Warnaco Group, Inc., relating to the 2008 Annual Meeting of Stockholders, to be filed with the SEC within 120 days of the Fiscal 2007 year end.

Item 11. ***Executive Compensation.***

The information required by this *Item 11* of Part III is incorporated by reference from the Proxy Statement of The Warnaco Group, Inc., relating to the 2008 Annual Meeting of Stockholders, to be filed with the SEC within 120 days of the Fiscal 2007 year end.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

The information required by this *Item 12* of Part III is incorporated by reference from the Proxy Statement of The Warnaco Group, Inc., relating to the 2008 Annual Meeting of Stockholders, to be filed with the SEC within 120 days of the Fiscal 2007 year end.

Item 13. ***Certain Relationships and Related Transactions and Director Independence.***

The information required by this *Item 13* of Part III is incorporated by reference from the Proxy Statement of The Warnaco Group, Inc., relating to the 2008 Annual Meeting of Stockholders, to be filed with the SEC within 120 days of the Fiscal 2007 year end.

Item 14. ***Principal Accounting Fees and Services.***

The information required by this *Item 14* of Part III is incorporated by reference from the Proxy Statement of The Warnaco Group, Inc., relating to the 2008 Annual Meeting of Stockholders, to be filed with the SEC within 120 days of the Fiscal 2007 year end.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules.***

(a) 1. The Consolidated Financial Statements of The Warnaco Group, Inc.

2. Financial Statement Schedule

All other schedules for which provision is made in the applicable accounting regulations of the SEC which are not included with this additional financial data have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

3. List of Exhibits.

Exhibit No.	Description of Exhibit
2.1	First Amended Joint Plan of Reorganization of The Warnaco Group, Inc. and its Affiliated Debtors in Possession Under Chapter 11 of the Bankruptcy Code (incorporated by reference to Exhibit 99.2 to The Warnaco Group, Inc.'s Form 10-Q filed on November 18, 2002).*
2.2	Disclosure Statement with respect to the First Amended Joint Plan of Reorganization of The Warnaco Group, Inc. and its Affiliated Debtors and Debtors in Possession Under Chapter 11 of the Bankruptcy Code (incorporated by reference to Exhibit 99.3 to The Warnaco Group, Inc.'s Form 10-Q filed November 18, 2002).*
2.3	Stock Purchase Agreement, dated as of August 3, 2004, by and among Warnaco Inc., Ocean Pacific Apparel Corp. and Doyle & Boissiere Fund I, LLC, Anders Brag, Leo Isotolo and Richard A. Baker (incorporated by reference to Exhibit 2.1 to The Warnaco Group, Inc.'s Form 10-Q filed November 10, 2004).*##**
2.4	Stock Purchase Agreement, dated as of December 20, 2005, by and among Warnaco Inc., Fingen Apparel N.V., Fingen S.p.A., Euro Cormar S.p.A., and Calvin Klein, Inc. (incorporated by reference to Exhibit 10.1 to The Warnaco Group, Inc.'s Form 8-K filed December 23, 2005).* **
2.5	Amendment, dated as of January 30, 2006, to the Stock Purchase Agreement, dated as of December 20, 2005, by and among Warnaco Inc., Fingen Apparel N.V., Fingen S.p.A., Euro Cormar S.p.A., and Calvin Klein, Inc. (incorporated by reference to Exhibit 10.1 to The Warnaco Group, Inc.'s Form 8-K filed February 3, 2006).*
2.6	Asset Purchase Agreement, dated as of October 31, 2006, by and among The Warnaco Group, Inc., Ocean Pacific Apparel Corp. and Iconix Brand Group, Inc. (incorporated by reference to Exhibit 2.1 to The Warnaco Group, Inc.'s Form 8-K filed November 6, 2006).* **
2.7	Stock and Asset Purchase Agreement, dated as of February 14, 2008, between Warnaco Netherlands BV and Palmers Textil AG (incorporated by reference to Exhibit 2.1 to The Warnaco Group, Inc.'s Form 8-K filed February 19, 2008).* **
3.1	Amended and Restated Certificate of Incorporation of The Warnaco Group, Inc. (incorporated by reference to Exhibit 1 to the Form 8-A/A filed by The Warnaco Group, Inc. on February 4, 2003).*
3.2	Second Amended and Restated Bylaws of The Warnaco Group, Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by The Warnaco Group, Inc. on January 11, 2008).*
4.1	Registration Rights Agreement, dated as of June 12, 2003, among Warnaco Inc., the Guarantors (as defined therein) and the Initial Purchasers (as defined therein) (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 (File No. 333-107788) filed by The Warnaco Group, Inc. and certain of its subsidiaries on August 8, 2003).*
4.2	Indenture, dated as of June 12, 2003, among Warnaco Inc., the Guarantors (as defined therein) and the Trustee (as defined therein) (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-4 (File No. 333-107788) filed by The Warnaco Group, Inc. and certain of its subsidiaries on August 8, 2003).*

Exhibit No.	Description of Exhibit
4.3	Registration Rights Agreement, dated as of February 4, 2003, among The Warnaco Group, Inc. and certain creditors thereof (as described in the Registration Rights Agreement) (incorporated by reference to Exhibit 4.5 to The Warnaco Group, Inc.'s Form 8-K filed February 10, 2003).*
10.1	Amended and Restated Credit Agreement, dated as of January 31, 2006, by and among Warnaco Inc., The Warnaco Group, Inc., the Lenders (as defined therein), the Issuers (as defined therein), Citicorp North America, Inc., as revolving facility agent, term facility agent and collateral agent, JPMorgan Chase Bank, N.A., as syndication agent, and Bank of America, NA, The CIT Group/Commercial Services, Inc. and Wachovia Capital Finance Corporation (Central) f/k/a Congress Financial Corporation (Central), in each case, as co-documentation agents (incorporated by reference to Exhibit 10.1 to The Warnaco Group,.Inc.'s Form 8-K/A filed February 15, 2006).*
10.2	Amended and Restated Guaranty, dated as of January 31, 2006, by and among The Warnaco Group, Inc., the Subsidiary Guarantors (as defined therein) and Citicorp North America, Inc., as collateral agent (incorporated by reference to Exhibit 10.2 to The Warnaco Group, Inc.'s Form 8-K/A filed February 15, 2006).*
10.3	Amended and Restated Pledge and Security Agreement, dated as of January 31, 2006, by and among Warnaco Inc., the other Grantors (as defined therein) and Citicorp North America, Inc., as collateral agent (incorporated by reference to Exhibit 10.3 to The Warnaco Group, Inc.'s Form 8-K/A filed February 15, 2006).*
10.4	Intercreditor and Collateral Agency Agreement, dated as of January 31, 2006, by and among Citicorp North America, Inc., as revolving facility agent, term facility agent and collateral agent, The Warnaco Group, Inc., Warnaco Inc. and each other Loan Party (as defined therein) (incorporated by reference to Exhibit 10.4 to The Warnaco Group, Inc.'s Form 8-K/A filed February 15, 2006).*
10.5	Waiver No. 1 to Amended and Restated Credit Agreement, dated as of August 15, 2006, by and among Warnaco Inc., The Warnaco Group, Inc., the lenders and issuers thereunder, Citicorp North America, Inc., JPMorgan Chase Bank, N.A., Bank of America, N.A., The CIT Group/Commercial Services, Inc., Wachovia Capital Finance Corporation (Central) f/k/a Congress Financial Corporation (Central), Citigroup Global Markets Inc. and J.P. Morgan Securities, Inc. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by The Warnaco Group, Inc. on August 15, 2006).*
10.6	Amendment No. 1 to the Amended and Restated Credit Agreement, dated November 6, 2006, by and among Warnaco Inc., The Warnaco Group, Inc., the lenders and issuers thereunder, Citicorp North America, Inc., JPMorgan Chase Bank, N.A., Bank of America, N.A., The CIT Group/Commercial Services, Inc., Wachovia Capital Finance Corporation (Central) f/k/a Congress Financial Corporation (Central), Citigroup Global Markets Inc. and J.P. Morgan Securities, Inc. (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by The Warnaco Group, Inc. on November 9, 2006).*
10.7	Amendment No. 2 to the Amended and Restated Credit Agreement, dated December 19, 2007, by and among Warnaco Inc., The Warnaco Group, Inc., the lenders and issuers thereunder, Citicorp North America, Inc., JPMorgan Chase Bank, N.A., Bank of America, N.A., The CIT Group/Commercial Services, Inc., Wachovia Capital Finance Corporation (Central) f/k/a Congress Financial Corporation (Central), Citigroup Global Markets Inc. and J.P. Morgan Securities, Inc. †

Exhibit No.	Description of Exhibit
10.8	Warnaco Employee Retirement Plan (incorporated by reference to Exhibit 10.11 to The Warnaco Group, Inc.'s Registration Statement on Form S-1 (File No. 33-4587)).*
10.9	The Warnaco Group, Inc. 2003 Stock Incentive Plan (incorporated by reference to Appendix D to The Warnaco Group, Inc.'s Proxy Statement filed April 29, 2003).*
10.10	The Warnaco Group, Inc. Incentive Compensation Plan (incorporated by reference to Appendix E to The Warnaco Group, Inc.'s Proxy Statement filed April 29, 2003).*
10.11	The Warnaco Group, Inc. 2005 Stock Incentive Plan (incorporated by reference to Annex A to The Warnaco Group, Inc.'s 2005 Proxy Statement on Schedule 14A filed on April 12, 2005).*
10.12	The Warnaco Group, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to The Warnaco Group, Inc.'s Form 8-K filed April 28, 2005).*
10.13	2007 Non-Employee Directors Deferred Compensation Plan (incorporated by reference to Exhibit 10.17 to The Warnaco Group, Inc.'s Form 10-K filed March 7, 2007).*
10.14	Amended and Restated 2007 Non-Employee Directors Deferred Compensation Plan (incorporated by reference to Exhibit 10.18 to The Warnaco Group, Inc.'s Form 10-K filed March 7, 2007).*
10.15	2006 Base Salaries of Named Executive Officers (incorporated by reference to Item 1.01 to The Warnaco Group, Inc.'s Form 8-K filed March 6, 2006).*
10.16	2005 Base Salaries of Named Executive Officers (incorporated by reference to Exhibit 10.5 to The Warnaco Group, Inc.'s Form 10-Q filed May 10, 2005).*
10.17	2006 Performance Bonus Targets for Named Executive Officers (incorporated by reference to Item 1.01 to The Warnaco Group, Inc.'s Form 8-K filed March 6, 2006).*
10.18	2005 Performance Bonus Targets for Named Executive Officers (incorporated by reference to Exhibit 10.6 to The Warnaco Group, Inc.'s Form 10-Q filed May 10, 2005).*
10.19	2005 Bonus Awards (incorporated by reference to Item 1.01 to The Warnaco Group, Inc.'s Form 8-K filed March 6, 2006).*
10.20	2004 Bonus Awards (incorporated by reference to Exhibit 10.7 to The Warnaco Group, Inc.'s Form 10-Q filed May 10, 2005).*
10.21	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to The Warnaco Group, Inc.'s Form 8-K filed May 25, 2005).*
10.22	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to The Warnaco Group, Inc.'s Form 8-K filed May 25, 2005).*
10.23	Form of Restricted Stock Unit Award Agreement for Joseph R. Gromek (incorporated by reference to Exhibit 10.4 to The Warnaco Group, Inc.'s Form 8-K filed May 25, 2005).*
10.24	Form of The Warnaco Group, Inc. 2005 Stock Incentive Plan Notice of Grant of Restricted Stock (incorporated by reference to Exhibit 10.8 to The Warnaco Group, Inc.'s Form 8-K filed August 12, 2005).*

Exhibit No.	Description of Exhibit
10.25	Offer Letter and Employee Waiver, Release and Discharge of Claims pursuant to the Key Domestic Employee Retention Plan for Stanley P. Silverstein, dated November 26, 2001 (incorporated by reference to Exhibit 10.41 to The Warnaco Group, Inc.'s Form 10-K filed July 31, 2002).*
10.26	Amended and Restated Employment Agreement, dated as of December 19, 2007, between The Warnaco Group, Inc. and Joseph R. Gromek (incorporated by reference to Exhibit 10.1 to The Warnaco Group, Inc.'s Form 8-K filed December 19, 2007).*
10.27	Letter Agreement, dated as of September 11, 2003, by and between The Warnaco Group, Inc. and Lawrence R. Rutkowski (incorporated by reference to Exhibit 10.36 to Amendment No. 1 to the Registration Statement on Form S-4/A (File No. 333-107788) filed by The Warnaco Group, Inc. and certain of its subsidiaries on October 30, 2003).*
10.28	Amendment, dated as of August 11, 2005, to the Letter Agreement, dated as of September 11, 2003, by and between The Warnaco Group, Inc. and Lawrence R. Rutkowski (incorporated by reference to Exhibit 10.4 to The Warnaco Group, Inc.'s Form 8-K filed August 12, 2005).*
10.29	Letter Agreement, dated as of April 16, 2004, by and between The Warnaco Group, Inc. and Frank Tworecke (incorporated by reference to Exhibit 10.1 to The Warnaco Group, Inc.'s Form 10-Q filed May 10, 2005).*
10.30	Letter Agreement, dated as of April 21, 2004, by and between The Warnaco Group, Inc. and Frank Tworecke (incorporated by reference to Exhibit 10.1 to The Warnaco Group, Inc.'s Form 10-Q filed August 6, 2004).*
10.31	Amendment, dated as of August 11, 2005, to the Letter Agreement, dated as of April 21, 2004, by and between The Warnaco Group, Inc. and Frank Tworecke (incorporated by reference to Exhibit 10.5 to The Warnaco Group, Inc.'s Form 8-K filed August 12, 2005).*
10.32	Letter Agreement, dated as of June 15, 2004, by and between The Warnaco Group, Inc. and Helen McCluskey (incorporated by reference to Exhibit 10.2 to The Warnaco Group, Inc.'s Form 10-Q filed August 6, 2004).*
10.33	Amendment, dated as of August 11, 2005, to the Letter Agreement, dated as of June 15, 2004, by and between The Warnaco Group, Inc. and Helen McCluskey (incorporated by reference to Exhibit 10.7 to The Warnaco Group, Inc.'s Form 8-K filed August 12, 2005).*
10.34	Employment Agreement, dated as of August 11, 2005, by and between The Warnaco Group, Inc. and Stanley P. Silverstein (incorporated by reference to Exhibit 10.2 to The Warnaco Group, Inc.'s Form 8-K filed August 12, 2005).*
10.35	Employment Agreement, dated as of August 11, 2005, by and between The Warnaco Group, Inc. and Jay A. Galluzzo (incorporated by reference to Exhibit 10.3 to The Warnaco Group, Inc.'s Form 8-K filed August 12, 2005).*
10.36	Letter Agreement, dated as of April 6, 2005, by and between The Warnaco Group, Inc. and Dwight Meyer (incorporated by reference to Exhibit 10.1 to The Warnaco Group, Inc.'s Form 8-K filed April 8, 2005).*

Exhibit No.	Description of Exhibit
10.37	Amendment, dated as of August 11, 2005, to the Letter Agreement, dated as of April 6, 2005, by and between The Warnaco Group, Inc. and Dwight Meyer (incorporated by reference to Exhibit 10.4 to The Warnaco Group, Inc.'s Form 8-K filed August 12, 2005).*
10.38	Employment Agreement, dated as of September 12, 2005 by and between The Warnaco Group, Inc. and Elizabeth Wood (incorporated by reference to Exhibit 10.1 to The Warnaco Group, Inc.'s Form 8-K filed September 14, 2005).*
10.39	Amended and Restated License Agreement, dated as of January 1, 1996, between Polo Ralph Lauren, L.P. and Warnaco Inc. (incorporated by reference to Exhibit 10.4 to The Warnaco Group, Inc.'s Form 10-Q filed November 14, 1997).*
10.40	Amended and Restated Design Services Agreement, dated as of January 1, 1996, between Polo Ralph Lauren Enterprises, L.P. and Warnaco Inc. (incorporated by reference to Exhibit 10.5 to The Warnaco Group, Inc.'s Form 10-Q filed November 14, 1997).*
10.41	License Agreement and Design Services Agreement Amendment and Extension, dated as of September 19, 2003, by and among PRL USA, Inc., as successor to Polo Ralph Lauren L.P., The Polo/Lauren Company, L.P., Polo Ralph Lauren Corporation, as successor to Polo Ralph Lauren L.P., and Warnaco Inc. and Warnaco of Canada Company (incorporated by reference to Exhibit 10.2 to The Warnaco Group, Inc.'s Form 10-Q filed November 18, 2003).*#
10.42	License Agreement, dated as of August 4, 1994, between Calvin Klein, Inc. and Calvin Klein Jeanswear Company (incorporated by reference to Exhibit 10.20 to Designer Holdings, Ltd.'s Registration Statement on Form S-1 (File No. 333-02236)).*
10.43	Amendment to the Calvin Klein License Agreement, dated as of December 7, 1994 (incorporated by reference to Exhibit 10.21 to Designer Holdings, Ltd.'s Registration Statement on Form S-1 (File No. 333-02236)).*
10.44	Amendment to the Calvin Klein License Agreement, dated as of January 10, 1995 (incorporated by reference to Exhibit 10.22 to Designer Holdings, Ltd.'s Registration Statement on Form S-1 (File No. 333-02236)).*
10.45	Amendment to the Calvin Klein License Agreement, dated as of February 28, 1995 (incorporated by reference to Exhibit 10.23 to Designer Holdings, Ltd.'s Registration Statement on Form S-1 (File No. 333-02236)).*
10.46	Amendment to the Calvin Klein License Agreement, dated as of April 22, 1996 (incorporated by reference to Exhibit 10.38 to Designer Holdings, Ltd.'s Registration Statement on Form S-1 (File No. 333-02236)).*
10.47	Amendment and Agreement, dated June 5, 2003, by and among Calvin Klein, Inc., Phillips-Van Heusen Corporation, Warnaco Inc., Calvin Klein Jeanswear Company, and CKJ Holdings Inc. (incorporated by reference to Exhibit 10.25 to Amendment No. 2 to the Registration Statement on Form S-4/A (File No. 333-107788) filed by The Warnaco Group, Inc. and certain of its subsidiaries on December 18, 2003).*##
10.48	Consent and Amendment No. 1 to the Facility Agreement, dated as of February 5, 2002 (incorporated by reference to Exhibit 10.49 to The Warnaco Group, Inc.'s Form 10-K filed July 31, 2002).*

Exhibit No.	Description of Exhibit
10.49	Speedo Settlement Agreement, dated November 25, 2002, by and between Speedo International Limited and Authentic Fitness Corporation, Authentic Fitness Products, Inc., The Warnaco Group, Inc. and Warnaco Inc. (incorporated by reference to Exhibit 10.28 to The Warnaco Group, Inc.'s Form 10-K filed April 4, 2003).*
10.50	Amendment to the Speedo Licenses, dated as of November 25, 2002, by and among Speedo International Limited, Authentic Fitness Corporation and Authentic Fitness Products, Inc. (incorporated by reference to Exhibit 10.29 to The Warnaco Group, Inc.'s Form 10-K filed April 4, 2003).*##
10.51	Settlement Agreement, dated January 22, 2001, by and between Calvin Klein Trademark Trust, Calvin Klein, Inc. and Calvin Klein and Linda Wachner, The Warnaco Group, Inc., Warnaco Inc., Designer Holdings, Ltd, CKJ Holdings, Inc., Jeanswear Holdings Inc., Calvin Klein Jeanswear Company and Outlet Holdings, Inc. (incorporated by reference to Exhibit 10.57 to The Warnaco Group, Inc.'s Form 10-K filed July 31, 2002).*##
10.52	License Agreement, dated as of March 1, 2003, by and between Nautica Apparel, Inc. and Authentic Fitness Corporation (incorporated by reference to Exhibit 10.31 to The Warnaco Group, Inc.'s Form 10-K filed April 4, 2003).*##
10.53	Settlement Agreement, dated November 15, 2002, by and among Linda J. Wachner, the Debtors, the Bank of Nova Scotia and Citibank, N.A. in their capacity as Debt Coordinators for the Debtors' Prepetition Secured Lenders and the Official Committee of Unsecured Creditors of the Debtors (incorporated by reference to Exhibit 10.38 to The Warnaco Group, Inc.'s Form 10-K filed April 4, 2003).*
10.54	Acquisition Agreement, dated as of March 14, 1994, by and among Calvin Klein, Inc., The Warnaco Group, Inc. and Warnaco Inc. (incorporated by reference to Exhibit 10.6 to The Warnaco Group, Inc.'s Form 10-Q filed on May 24, 1994).*
10.55	License Agreement, dated as of June 21, 2004, by and between The Warnaco Group, Inc. and Michael Kors (USA), Inc. (incorporated by reference to Exhibit 10.3 to The Warnaco Group, Inc.'s Form 10-Q filed August 6, 2004).*##
10.56	License Agreement, dated as of July 26, 2004, by and between Calvin Klein, Inc. and Warnaco Swimwear Inc. (incorporated by reference to Exhibit 10.1 to The Warnaco Group, Inc.'s Form 10-Q filed November 10, 2004).*##
10.57	License Agreement, dated as of December 1, 2004, by and between The Warnaco Group, Inc. and SAP America, Inc. (incorporated by reference to Exhibit 10.46 to The Warnaco Group, Inc.'s Form 10-K filed March 17, 2005) *#
10.58	Amended and Restated License Agreement, dated as of January 1, 1997, by and between Calvin Klein, Inc. and Calvin Klein Jeanswear Asia Ltd. (incorporated by reference to Exhibit 10.62 to The Warnaco Group, Inc.'s Form 10-K filed March 3, 2006).*##
10.59	Amendment and Agreement, dated as of January 31, 2006, by and among Calvin Klein, Inc., WF Overseas Fashion C.V. and the CKJ Entities (as defined therein), with respect to the Amended and Restated License Agreement, dated as of January 1, 1997, by and between Calvin Klein, Inc. and Calvin Klein Jeanswear Asia Ltd. (incorporated by reference to Exhibit 10.63 to The Warnaco Group, Inc.'s Form 10-K filed March 3, 2006).*#

Exhibit No.	Description of Exhibit
10.60	Amended and Restated Letter Agreement, dated as of March 6, 2002, by and among Calvin Klein, Inc., CK Jeanswear N.V., CK Jeanswear Asia Limited and CK Jeanswear Europe S.p.A. (incorporated by reference to Exhibit 10.64 to The Warnaco Group, Inc.'s Form 10-K filed March 3, 2006).*##
10.61	Letter Agreement, dated as of January 31, 2006, by and among Calvin Klein, Inc., WF Overseas Fashion C.V., CK Jeanswear N.V., CK Jeanswear Asia Limited and CK Jeanswear Europe S.p.A., with respect to the Amended and Restated Letter Agreement, dated as of March 6, 2002, by and among Calvin Klein, Inc., CK Jeanswear N.V., CK Jeanswear Asia Limited and CK Jeanswear Europe S.p.A. (incorporated by reference to Exhibit 10.65 to The Warnaco Group, Inc.'s Form 10-K filed March 3, 2006).*#
10.62	Amended and Restated License Agreement. dated January 1, 1997, by and between Calvin Klein, Inc. and CK Jeanswear Europe, S.p.A. (incorporated by reference to Exhibit 10.66 to The Warnaco Group, Inc.'s Form 10-K filed March 3, 2006).*##
10.63	Letter Agreement, dated as of January 31, 2006, by and among Calvin Klein, Inc., WF Overseas Fashion C.V. and CK Jeanswear Europe, S.p.A., with respect to the Amended and Restated License Agreement. dated January 1, 1997, by and between Calvin Klein, Inc. and CK Jeanswear Europe, S.p.A. (incorporated by reference to Exhibit 10.67 to The Warnaco Group, Inc.'s Form 10-K filed March 3, 2006).*#
10.64	License Agreement, dated as of January 31, 2006, by and among Calvin Klein, Inc., CK Jeanswear Europe S.p.A and WF Overseas Fashion C.V. (re: Bridge Apparel) (incorporated by reference to Exhibit 10.68 to The Warnaco Group, Inc.'s Form 10-K filed March 3, 2006).*##
10.65	License Agreement, dated as of January 31, 2006, by and among Calvin, Klein, Inc., CK Jeanswear Europe S.p.A and WF Overseas Fashion C.V. (re: Bridge Accessories) (incorporated by reference to Exhibit 10.69 to The Warnaco Group, Inc.'s Form 10-K filed March 3, 2006).*##
10.66	License Agreement, dated as of January 31, 2006, by and among Calvin, Klein, Inc., CK Jeanswear Europe S.p.A, CK Jeanswear Asia Limited and WF Overseas Fashion C.V. (re: Jean Accessories) (incorporated by reference to Exhibit 10.70 to The Warnaco Group, Inc.'s Form 10-K filed March 3, 2006).*##
10.67	Letter Agreement, dated January 31, 2006, by and among Calvin Klein, Inc., CK Jeanswear N.V., CK Jeanswear Europe S.p.A., CK Jeanswear Asia Limited and WF Overseas Fashion C.V. (re: Bridge Store) (incorporated by reference to Exhibit 10.71 to The Warnaco Group, Inc.'s Form 10-K filed March 3, 2006).*##
10.68	License Agreement, dated as of January 31, 2008, between Calvin Klein, Inc., WF Overseas Fashion C.V. and CK Jeanswear Europe S.r.l. (re: Bridge Accessories).†#
10.69	License Agreement—Central and South America, dated as of January 31, 2008, between Calvin Klein, Inc. and WF Overseas Fashion C.V. (re: Bridge Accessories).†#
10.70	License Agreement, dated as of January 31, 2008, between Calvin Klein, Inc., WF Overseas Fashion C.V., CK Jeanswear Asia Limited and CK Jeanswear Europe S.r.l. (re: Jean Accessories).†#
10.71	License Agreement—Central and South America, dated as of January 31, 2008, between Calvin Klein, Inc. and WF Overseas Fashion C.V. (re: Jean Accessories).†#

Exhibit No.	Description of Exhibit
10.72	E-Commerce Agreement, dated as of January 31, 2008, Calvin Klein, Inc., WF Overseas Fashion C.V., CK Jeanswear N.V., CK Jeanswear Asia Limited, CK Jeanswear Europe S.r.l., Calvin Klein Jeanswear Company and CKJ Holdings, Inc.†#
12.1	Computation of Ratio of Earnings to Fixed Charges.†
21.1	Subsidiaries of The Warnaco Group, Inc. †
23.1	Consent of Independent Registered Public Accounting Firm.†
31.1	Certification of Chief Executive Officer of The Warnaco Group, Inc. pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.†
31.2	Certification of Chief Financial Officer of The Warnaco Group, Inc. pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.†
32.1	Certifications of Chief Executive Officer and Chief Financial Officer of The Warnaco Group, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (furnished herewith)

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* Previously filed.

** The schedules to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of any of the schedules to the Securities and Exchange Commission upon request.

† Filed herewith.

Certain portions of this exhibit omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

Certain portions of this exhibit omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment, which request was granted.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 27th day of February, 2008.

THE WARNACO GROUP, INC.

By: /s/ JOSEPH R. GROMEK

Name: Joseph R. Gromek

Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
/s/ JOSEPH R. GROMEK (Joseph R. Gromek)	Director, President and Chief Executive Officer (Principal Executive Officer)	February 27, 2008
/s/ LAWRENCE R. RUTKOWSKI (Lawrence R. Rutkowski)	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2008
/s/ CHARLES R. PERRIN (Charles R. Perrin)	Non-Executive Chairman of the Board of Directors	February 27, 2008
/s/ DAVID A. BELL (David A. Bell)	Director	February 27, 2008
/s/ ROBERT A. BOWMAN (Robert A. Bowman)	Director	February 27, 2008
/s/ RICHARD KARL GOELTZ (Richard Karl Goeltz)	Director	February 27, 2008
/s/ SHEILA A. HOPKINS (Sheila A. Hopkins)	Director	February 27, 2008
/s/ NANCY A. REARDON (Nancy A. Reardon)	Director	February 27, 2008
/s/ DONALD SEELEY (Donald Seeley)	Director	February 27, 2008
/s/ CHERYL NIDO TURPIN (Cheryl Nido Turpin)	Director	February 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of The Warnaco Group, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of The Warnaco Group, Inc. and subsidiaries (the "Company") as of December 29, 2007 and December 30, 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 29, 2007. Our audits also included the financial statement schedule listed in the index at Item 15(a)2. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Warnaco Group, Inc and subsidiaries at December 29, 2007 and December 30, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 7 to the consolidated financial statements the defined benefit postretirement plan assets include investments of $47.2 million and $41.8 million as of December 29, 2007 and December 30, 2006, respectively, whose fair values have been estimated by management in the absence of readily determinable fair values. Management's estimates are based upon information provided by management of the limited partnerships.

As discussed in Note 6 to the consolidated financial statements, in 2007 the Company changed its method of accounting for income taxes to conform to FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB No, 109.

As discussed in Note 1 to the consolidated financial statements, in 2006 the Company changed its method of accounting for stock based compensation expense to conform to FASB Statement 123(r), *Share Based Payment.*

As discussed in Note 1 to the consolidated financial statements, in 2006 the Company changed its method of accounting for its defined benefit pension and other post retirement plans to conform to FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 29, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 27, 2008

THE WARNACO GROUP, INC.

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, excluding per share data)

	December 29, 2007	December 30, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 191,918	$ 166,990
Accounts receivable, less reserves of $86,703 and $87,064 as of December 29, 2007 and December 30, 2006, respectively	267,450	294,993
Assets held for sale	—	669
Inventories	332,652	407,617
Assets of discontinued operations	67,931	5,657
Prepaid expenses and other current assets	58,940	63,861
Deferred income taxes	74,271	8,413
Total current assets	993,162	948,200
Property, plant and equipment, net	111,916	122,628
Other assets:		
Licenses, trademarks and other intangible assets, net	282,827	472,386
Deferred financing costs, net	9,286	11,476
Deferred income taxes	90,635	17,558
Other assets	11,729	7,576
Goodwill	106,948	101,151
Total assets	$1,606,503	$1,680,975
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	$ 56,115	$ 108,739
Accounts payable	138,944	199,310
Accrued liabilities	151,604	123,680
Accrued pension obligations	3,723	13,893
Liabilities of discontinued operations	42,566	7,527
Accrued income taxes payable	9,978	40,194
Deferred income taxes	2,221	980
Total current liabilities	405,151	494,323
Long-term debt	310,500	332,458
Deferred income taxes	64,062	124,883
Retirement obligations	—	17,261
Other long-term liabilities	53,894	29,136
Commitments and contingencies		
Stockholders' equity:		
Preferred stock (See Note 13)	—	—
Common stock: $0.01 par value, 112,500,000 shares authorized, 48,202,442 and 46,985,925 issued as of December 29, 2007 and December 30, 2006, respectively	482	470
Additional paid-in capital	587,099	555,734
Accumulated other comprehensive income	69,583	31,453
Retained earnings	220,762	142,596
Treasury stock, at cost 3,796,302 and 2,161,225 shares as of December 29, 2007 and December 30, 2006, respectively	(105,030)	(47,339)
Total stockholders' equity	772,896	682,914
Total liabilities and stockholders' equity	$1,606,503	$1,680,975

See Notes to Consolidated Financial Statements.

THE WARNACO GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, excluding per share amounts)

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Net revenues	$ 1,860,120	$ 1,655,268	$ 1,303,161
Cost of goods sold	1,108,315	1,018,228	865,595
Gross profit	751,805	637,040	437,566
Selling, general and administrative expenses	610,516	508,129	342,900
Amortization of intangible assets	13,167	12,269	4,020
Pension expense (income)	(8,838)	(2,356)	1,160
Operating income	136,960	118,998	89,486
Other (income) loss	(7,063)	(2,934)	739
Interest expense	37,718	38,530	22,366
Interest income	(3,766)	(2,903)	(3,618)
Income from continuing operations before provision for income taxes	110,071	86,305	69,999
Provision for income taxes	27,162	20,073	25,866
Income from continuing operations	82,909	66,232	44,133
Income (loss) from discontinued operations, net of taxes	(3,802)	(15,482)	5,359
Net income	$ 79,107	$ 50,750	$ 49,492
Basic income per common share:			
Income from continuing operations	$ 1.85	$ 1.45	$ 0.96
Income (loss) from discontinued operations	(0.09)	(0.34)	0.12
Net income	$ 1.76	$ 1.11	$ 1.08
Diluted income per common share:			
Income from continuing operations	$ 1.78	$ 1.41	$ 0.94
Income (loss) from discontinued operations	(0.08)	(0.33)	0.11
Net income	$ 1.70	$ 1.08	$ 1.05
Weighted average number of shares outstanding used in computing income per common share:			
Basic	44,908,028	45,719,910	45,872,308
Diluted	46,618,307	46,882,399	46,804,053

See Notes to Consolidated Financial Statements.

THE WARNACO GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings (Deficit)	Treasury Stock	Total
Balance at January 1, 2005	$456	$518,591	$ 15,561	$ 42,354	$ (13)	$576,949
Net income				49,492		49,492
Foreign currency translation adjustments			(11,039)			(11,039)
Other			146			146
Comprehensive income						38,599
Stock issued in connection with stock compensation plans	5	3,462				3,467
Compensation expense in connection with employee stock compensation plans		11,512				11,512
Purchase of treasury stock related to stock compensation plans					(818)	(818)
Repurchases of common stock					(222)	(222)
Balance at December 31, 2005	461	533,565	4,668	91,846	(1,053)	629,487
Net income				50,750		50,750
Foreign currency translation adjustments			29,572			29,572
Other			(437)			(437)
Comprehensive income						79,885
Adjustment to initially apply SFAS 158			(2,350)			(2,350)
Stock issued in connection with stock compensation plans	9	7,285				7,294
Compensation expense in connection with employee stock compensation plans		14,884				14,884
Purchase of treasury stock related to stock compensation plans					(2,408)	(2,408)
Repurchases of common stock					(43,878)	(43,878)
Balance at December 30, 2006	470	555,734	31,453	142,596	(47,339)	682,914
Net income				79,107		79,107
Foreign currency translation adjustments			36,533			36,533
Change in post retirement plans			1,752			1,752
Other			(155)			(155)
Comprehensive income						117,237
Adjustment to initially adopt FIN 48				(941)		(941)
Stock issued in connection with stock compensation plans	12	16,787				16,799
Compensation expense in connection with employee stock compensation plans		14,578				14,578
Purchase of treasury stock related to stock compensation plans					(2,488)	(2,488)
Repurchases of common stock					(55,203)	(55,203)
Balance at December 29, 2007	$482	$587,099	$ 69,583	$220,762	$(105,030)	$772,896

See Notes to Consolidated Financial Statements.

THE WARNACO GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Cash flows from operating activities:			
Net income	$ 79,107	$ 50,750	$ 49,492
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (income) from discontinued operations	3,802	15,482	(5,359)
Depreciation and amortization	65,332	47,599	30,664
Stock compensation	14,286	13,650	10,717
Amortization of deferred financing costs	2,793	2,568	2,228
Provision for trade and other bad debts	4,601	1,893	2,359
Inventory writedown	37,535	20,245	23,033
Provision (benefit) for deferred income tax	(11,202)	(6,673)	15,243
Foreign exchange loss (gain)	(9,456)	(14,195)	4,698
Other	6	1,381	792
Landlord reimbursements	—	—	966
Change in operating assets and liabilities:			
Accounts receivable	9,682	(16,209)	(5,396)
Inventories	(11,525)	(57,530)	(10,946)
Prepaid expenses and other assets	(759)	(18,788)	673
Accounts payable, accrued expenses and other liabilities	(32,433)	29,566	10,030
Accrued income taxes	(11,277)	2,721	7,252
Net cash provided by operating activities from continuing operations	140,492	72,460	136,446
Net cash provided by operating activities from discontinued operations	19,931	14,287	1,620
Net cash provided by operating activities	160,423	86,747	138,066
Cash flows from investing activities:			
Proceeds on disposal of assets and collection of notes receivable	2,709	6,218	6,346
Purchase of property, plant & equipment	(40,516)	(34,673)	(31,933)
Business acquisitions, net of cash acquired	(2,069)	(208,661)	(3,415)
Proceeds from the sale of businesses, net	19,519	51,352	—
Purchase of intangible asset	—	—	(4,333)
Net cash used in investing activities from continuing operations	(20,357)	(185,764)	(33,335)
Net cash used in investing activities from discontinued operations	(443)	(1,314)	(3,392)
Net cash used in investing activities	(20,800)	(187,078)	(36,727)

See Notes to Consolidated Financial Statements.

THE WARNACO GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Dollars in thousands)

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Cash flows from financing activities:			
Debt issued with business acquisition – Term B Note	$ —	$180,000	$ —
Payment of debt assumed with business acquisition	—	(44,398)	—
Payment of deferred financing costs	(480)	(3,456)	(1,625)
Purchase of Senior Notes due 2013	—	(5,200)	—
Repayments of Term B Note	(61,800)	(10,900)	—
Proceeds from the exercise of employee stock options	16,149	7,294	3,005
Purchase of treasury stock	(57,691)	(46,286)	(1,040)
Increase (decrease) in short-term notes payable	(17,493)	21,021	—
Proceeds from the sale and leaseback of store fixtures	—	1,607	
Other	(373)	—	(405)
Net cash provided by (used in) financing activities from continuing operations	(121,688)	99,682	(65)
Net cash used in financing activities from discontinued operations	—	—	—
Net cash provided by (used in) financing activities	(121,688)	99,682	(65)
Translation adjustments	6,993	3,438	(2,661)
Increase in cash and cash equivalents	24,928	2,789	98,613
Cash and cash equivalents at beginning of period	166,990	164,201	65,588
Cash and cash equivalents at end of period	$ 191,918	$166,990	$164,201

See Notes to Consolidated Financial Statements.

(Dollars in thousands, excluding per share amounts)

Note 1—Nature of Operations and Summary of Significant Accounting Policies

Organization: The Warnaco Group, Inc. ("Warnaco Group" and, collectively with its subsidiaries, the "Company") was incorporated in Delaware on March 14, 1986 and, on May 10, 1986, acquired substantially all of the outstanding shares of Warnaco Inc. ("Warnaco"). Warnaco is the principal operating subsidiary of Warnaco Group. Warnaco Group, Warnaco and certain of Warnaco's subsidiaries were reorganized under Chapter 11 of the U.S. Bankruptcy Code, 11 U.S.C. Sections 101-1330, as amended (the "Bankruptcy Code"), effective February 4, 2003 (the "Effective Date").

Nature of Operations: The Company designs, sources, markets and licenses a broad line of (i) sportswear for men, women and juniors (including jeanswear, knit and woven shirts, tops and outerwear); (ii) intimate apparel (including bras, panties, sleepwear, loungewear, shapewear and daywear for women and underwear and sleepwear for men); and (iii) swimwear for men, women, juniors and children (including swim accessories and fitness and active apparel). The Company's products are sold under a number of highly recognized owned and licensed brand names. The Company offers a diversified portfolio of brands across multiple distribution channels to a wide range of customers. The Company distributes its products to customers, both domestically and internationally, through a variety of channels, including department and specialty stores, independent retailers, chain stores, membership clubs, mass merchandisers and the internet. As of December 29, 2007, the Company operated: (i) 740 *Calvin Klein* retail stores worldwide (consisting of 56 full price free-standing stores, 68 outlet free-standing stores, one on-line store and 615 shop-in-shop/concession stores); (ii) 76 *Lejaby* (considered held for sale as of December 29, 2007 and included in discontinued operations) retail stores (consisting of one free-standing stores and 75 shop-in-shop stores); and (iii) one *Speedo* on-line store. As of December 29, 2007, there were also 388 *Calvin Klein* retail stores operated by third parties under retail licenses or franchise and distributor agreements.

Basis of Consolidation and Presentation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S.").

The Company operates on a fiscal year basis ending on the Saturday closest to December 31. The period December 31, 2006 to December 29, 2007 ("Fiscal 2007"), the period January 1, 2006 to December 30, 2006 ("Fiscal 2006"), and the period January 2, 2005 to December 31, 2005 ("Fiscal 2005") all contained fifty-two weeks of operations.

For comparative purposes, prior period amounts (excluding balance sheet items) have been reclassified to give effect to the Company's discontinued operations. See *Note 3.*

All inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates: The Company uses estimates and assumptions in the preparation of its financial statements which affect (i) the reported amounts of assets and liabilities at the date of the consolidated financial statements and (ii) the reported amounts of revenues and expenses. Actual results could materially differ from these estimates. The estimates the Company makes are based upon historical factors, current circumstances and the experience and judgment of the Company's management. The Company evaluates its assumptions and estimates on an ongoing basis and may employ outside experts to assist in its evaluations. The Company believes that the use of estimates affects the application of all of the Company's significant accounting policies and procedures.

Revenue Recognition: The Company recognizes revenue when goods are shipped to customers and title and risk of loss have passed, net of estimated customer returns, allowances and other discounts. The Company recognizes revenue from its retail stores when goods are sold to consumers, net of allowances for future returns. The determination of allowances and returns involves the use of significant judgment and estimates by the Company. The Company bases its estimates of allowance rates on past experience by product line and account, the financial stability of its customers, the expected rate of retail sales and general economic and retail forecasts. The Company reviews and adjusts its accrual rates each month based on its current experience. During the Company's monthly review, the Company also considers its accounts receivable collection rate and the nature and amount of customer deductions and requests for promotion assistance. The Company believes it is likely that its accrual rates will vary over time and could change materially if the Company's mix of customers, channels of distribution or products change. Current rates of accrual for sales allowances, returns and discounts vary by customer. Revenues from the licensing or sub-licensing of certain trademarks are recognized when the underlying royalties are earned.

Cost of Goods Sold: Cost of goods sold consists of the cost of products produced or purchased and certain period costs related to the product procurement and manufacturing process. Product costs include: (i) material, direct labor and overhead (including the costs incurred by external contractors); (ii) duty, quota and related tariffs; (iii) in-bound freight and traffic costs, including inter-plant freight; (iv) procurement and material handling costs; (v) indirect production overhead including inspection, quality control, sample making, production control and planning, cost accounting and preproduction; and (vi) in-stocking costs in the Company's warehouse (in-stocking costs may include but are not limited to costs to receive, unpack and stock product available for sale in its distribution centers). Period costs included in cost of goods sold include: (a) royalty; (b) design and merchandising; (c) prototype costs; (d) manufacturing variances (net of amounts capitalized); (e) loss on seconds; (f) provisions for inventory losses (including provisions for shrinkage and losses on the disposition of excess and obsolete inventory), and (g) direct freight charges incurred to ship finished goods to customers. Costs incurred to store, pick, pack and ship inventory to customers (excluding direct freight charges) are included in shipping and handling costs and are classified in selling, general and administrative ("SG&A") expenses. The Company's gross profit and gross margin may not be directly comparable to those of its competitors as income statement classifications of certain expenses may vary by company.

Cash and Cash Equivalents: Cash and cash equivalents include cash in banks, demand deposits and investments in short-term marketable securities with maturities of 90 days or less.

Accounts Receivable: The Company maintains reserves for estimated amounts that the Company does not expect to collect from its trade customers. Accounts receivable reserves include amounts the Company expects its customers to deduct for returns, allowances, trade discounts, markdowns, amounts for accounts that go out of business or seek the protection of the Bankruptcy Code and amounts in dispute with customers. The Company's estimate of the allowance amounts that are necessary includes amounts for specific deductions the Company has authorized and an amount for other estimated losses. Adjustments to estimate accruals for specific account allowances and negotiated settlements of customer deductions are recorded as deductions to revenue in the period the related revenue is recognized. The provision for accounts receivable allowances is affected by general economic conditions, the financial condition of the Company's customers, the inventory position of the Company's customers and many other factors. The determination of accounts receivable reserves is subject to significant levels of judgment and estimation by the Company's management. If circumstances change or economic conditions deteriorate, the Company may need to increase the reserve significantly.

Inventories: The Company records purchases of inventory when it assumes title and the risk of loss. The Company values its inventories at the lower of cost, determined on a first-in, first-out basis, or market. The Company evaluates its inventories to determine excess units or slow-moving styles based upon quantities on hand, orders in house and expected future orders. For those items for which the Company believes it has an excess supply or for styles or colors that are obsolete, the Company estimates the net amount that it expects to realize from the sale of such items. The Company's objective is to recognize projected inventory losses at the time the loss is evident rather than when the goods are ultimately sold. The Company's calculation of the reduction in carrying value necessary for the disposition of excess inventory is highly dependent on its projections of future sales of those products and the prices it is able to obtain for such products. The Company reviews its inventory position monthly and adjusts its carrying value for excess or obsolete goods based on revised projections and current market conditions for the disposition of excess and obsolete inventory. If economic conditions worsen, the Company may have to decrease its carrying value of excess or obsolete goods substantially.

Long-Lived Assets: Long-lived and intangible assets (including property, plant and equipment) acquired as part of business combinations accounted for using the purchase method of accounting and long-lived and intangible assets existing at the Effective Date are recorded at fair value at the acquisition (or emergence) date based upon the appraised value of such assets, net of accumulated depreciation and amortization. The Company utilizes the work of independent third-party appraisers to assist it in determining the fair value of acquired assets based upon the planned future use of each asset or group of assets, quoted market prices where a market exists for such assets, the expected future revenue and profitability of the business unit utilizing such assets and the expected future life of such assets. In its determination of fair value, the Company also considers whether an asset will be sold either individually or with other assets and the proceeds the Company expects to receive from any such sale. Preliminary estimates of the fair value of acquired assets are based upon management's estimates and preliminary appraisal reports. Adjustments to the preliminary estimates of fair value are recorded as adjustments to goodwill.

Long-lived assets acquired in the ordinary course of the Company's operations are recorded at historical costs, net of accumulated depreciation. Assumptions relating to the expected future use of individual assets could affect the fair value of such assets and the depreciation expense recorded related to such assets in the future. The Company reviews its long-lived assets for possible impairment when events or circumstances indicate that the carrying value of the assets may not be recoverable. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived and intangible assets, which could result in impairment charges in future periods. In addition, depreciation and amortization expense is affected by the Company's determination of the estimated useful lives of the related assets. The estimated useful lives of fixed assets and finite-lived intangible assets are based on their classification and expected usage, as determined by the Company.

Goodwill and Other Intangible Assets: Goodwill represents: (i) the amount by which the Company's reorganization value exceeded the fair value of its tangible assets and identified intangible assets less its liabilities allocated in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations,* as of the Effective Date (before adjustments for reductions in valuation allowances related to deferred tax assets arising before the Effective Date); and (ii) the excess of purchase price over the fair value of net assets acquired in business combinations after the Effective Date accounted for under the purchase method of accounting. Pursuant to the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), goodwill is not amortized and is subject to an annual impairment test which the Company performs in the fourth quarter of each fiscal year. Goodwill is allocated to various reporting units, which are either the operating segment or one reporting level below the operating segment. As of December 29, 2007, the Company's reporting units for purposes of applying the provisions of SFAS 142 are: Core Intimate Apparel (consisting of the *Warner's® /Olga® /Body Nancy Ganz®/Bodyslimmers®* business units), *Calvin Klein* Underwear, *Lejaby®*, *Calvin Klein* Jeans, *Chaps®* and Swimwear. SFAS 142 requires the Company to compare the fair value of each reporting unit to its carrying amount on an annual basis to determine if there is potential impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. If the

(Dollars in thousands, excluding per share amounts)

carrying amount of goodwill exceeds its fair value, an impairment loss is recognized. Fair values for goodwill are determined based on discounted cash flows, market multiples or appraised values, as appropriate.

Intangible assets primarily consist of licenses and trademarks. Licenses and trademarks in existence as of the Effective Date are recorded at their fair values net of accumulated amortization since the Effective Date and net of any adjustments after the Effective Date for reductions in valuation allowances related to deferred tax assets arising before the Effective Date. Licenses and trademarks acquired in business combinations after the Effective Date under the purchase method of accounting are recorded at their fair values net of accumulated amortization since the acquisition date. Licenses and trademarks acquired in the normal course of the Company's operations are recorded at cost net of accumulated amortization. The majority of the Company's license and trademark agreements cover extended periods of time, some in excess of forty years. The estimates and assumptions used in the determination of the value of indefinite-lived intangible assets will not have an effect on the Company's future earnings unless a future evaluation of trademark or license value indicates that such asset is impaired. Pursuant to the provisions of SFAS 142, intangible assets with indefinite lives are not amortized and are subject to an annual impairment test which the Company performs in the fourth quarter of each fiscal year. The Company also reviews its indefinite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of an indefinite-lived intangible asset exceeds its fair value. If the carrying value of an indefinite-lived intangible asset exceeds its fair value (determined based on discounted cash flows), an impairment loss is recognized. Identifiable intangible assets with finite lives are amortized on a straight-line basis over the estimated useful lives of the assets. The Company reviews its finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of finite-lived intangible asset may not be recoverable. Recoverability of a finite-lived intangible asset is measured by a comparison of its carrying amount to the undiscounted future cash flows expected to be generated by the asset. If the asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is determined based on discounted cash flows. See *Note 10.*

With the exception of a loss of $2,338 recorded in Fiscal 2007 related to the sale of the *Catalina*, *Anne Cole* and *Cole of California* businesses (inclusive of the associated trademarks and licenses) and a loss of $872 recorded in Fiscal 2006 related to the sale of *OP* (inclusive of the related trademark), the Company did not identify any impairments of goodwill or intangible assets for any period presented.

Property, Plant and Equipment: Property, plant and equipment as of December 29, 2007 and December 30, 2006 is stated at estimated fair value, net of accumulated depreciation, for the assets in existence at February 4, 2003 and at historical costs, net of accumulated depreciation, for additions after February 4, 2003. Property, plant and equipment in existence at February 4, 2003 were stated at fair value as determined by the Company together with the assistance of a third-party appraiser. The estimated useful lives of property, plant and equipment are summarized below:

Buildings	20-40 years
Building Improvements (including leasehold improvements)	2-20 years
Machinery and equipment	3-10 years
Furniture and fixtures (including store fixtures)	4-10 years
Computer hardware	3-5 years
Computer software	3-7 years

Depreciation and amortization expense is based on the estimated useful lives of depreciable assets and is provided using the straight line method. Leasehold improvements are amortized over the

(Dollars in thousands, excluding per share amounts)

lesser of the useful lives of the assets or the lease term; or the lease term plus renewal options if renewal of the lease is reasonably assured.

Computer Software Costs: Internal and external costs incurred in developing or obtaining computer software for internal use are capitalized in property, plant and equipment in accordance with SOP 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, and related guidance, and are amortized on a straight-line basis, over the estimated useful life of the software (3 to 7 years). Interest costs of $1,134 in Fiscal 2005 related to developing or obtaining computer software were capitalized to the cost of the asset in accordance with SFAS No. 34, *Capitalization of Interest Costs*. General and administrative costs related to developing or obtaining such software are expensed as incurred.

Income Taxes: Deferred income taxes are determined using the liability method. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. Realization of the Company's deferred tax assets is dependent upon future earnings in specific tax jurisdictions, the timing and amount of which are uncertain. Management assesses the Company's income tax positions and records tax benefits for all years subject to examination based upon an evaluation of the facts, circumstances, and information available at the reporting dates.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest, penalties, accounting in interim periods and disclosure related to uncertain income tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted the provisions of FIN 48 on December 31, 2006. As a result of this adoption, the Company recognized a charge of $941 to the December 31, 2006 retained earnings balance. The Company recognizes penalties and interest related to uncertain tax positions as a component of income tax expense. See *Note 6*.

Pension Plans: The Company has a defined benefit pension plan covering certain full-time non-union domestic employees and certain domestic employees covered by a collective bargaining agreement (the "U.S. Plan"). The Company also sponsors defined benefit plans for certain of its foreign employees ("Foreign Plans"). The U.S. Plan represents approximately 98% of total defined benefit pension plan assets and approximately 94% of total defined benefit pension plan liabilities at December 29, 2007. The determination of the total liability attributable to benefits owed to participants covered by the U.S. Plan is determined by a third-party actuary using assumptions provided by the Company. The liabilities attributable to the Foreign Plans are determined by third-party actuaries using assumptions provided by the Company or in certain cases using assumptions determined by rules or regulations established by governing regulatory authorities.

The assumptions used, in particular the discount rate, can have a significant effect on the amount of pension liability recorded by the Company. The discount rate is used to estimate the present value of projected benefit obligations at each valuation date. The Company evaluates the discount rate annually and adjusts the rate based upon current market conditions. For the U.S. Plan, the discount rate is estimated using a portfolio of high quality corporate bond yields (rated "Aa" or higher by Moody's Investors Service) which matches the projected benefit payments and duration of obligations for participants in the U.S. Plan. The discount rate that is developed considers the unique characteristics of the U.S. Plan and the long-term nature of the projected benefit obligation. The Company believes that a discount rate of 6.75% for Fiscal 2007 reasonably reflects current market

(Dollars in thousands, excluding per share amounts)

conditions and the characteristics of the U.S. Plan. For the Foreign Plans, the discount rates (ranging from 4.5% to 5.55%) were determined by the Company based on recommendations by the Foreign Plan's actuaries after considering the unique characteristics of the Foreign Plans and the long-term nature of the projected benefit obligations. The Company believes that the discount rates used for Fiscal 2007 reasonably reflect current market conditions and the characteristics of the Foreign Plans.

The investments of each plan are stated at fair value based upon quoted market prices, if available. The U.S. Plan invests in certain funds or asset pools that are managed by investment managers for which no quoted market price is available. These investments are valued at estimated fair value as reported by the fund's administrators to the U.S. Plan trustee. The individual investment managers' estimates of fair value are based upon the value of the underlying investments in the fund or asset pool. These amounts may differ significantly from the value that would have been reported had a quoted market price been available for each underlying investment or the individual asset pool in total.

Effective January 1, 2003, the U.S. Plan was amended and, as a result, no future benefits accrue to participants in the U.S. Plan. As a result of the amendment, the Company has not recorded pension expense related to current service for all periods presented and will not record pension expense for current service for any future period.

The Company uses a method that accelerates recognition of gains or losses which are a result of (i) changes in projected benefit obligations related to changes in assumptions and (ii) returns on plan assets that are above or below the projected asset return rate (currently 8% for the U.S. Plan) ("Accelerated Method") to account for its defined benefit pension plans. The Company has recorded pension obligations equal to the difference between the plans' projected benefit obligations and the fair value of plan assets in each fiscal year since the adoption of the Accelerated Method. The Company believes the Accelerated Method is preferable because the pension liability using the Accelerated Method approximates fair value.

Pursuant to the provisions of SFAS No. 87 *Employer's Accounting for Pensions* the Company recognizes one-quarter of its estimated annual pension expense (income) in each of its first three fiscal quarters. Estimated pension expense (income) consists of the interest cost on projected benefit obligations for each of the pension plans and service cost of the Foreign Plans, offset by the expected return on pension plan assets. The Company records the effect of any changes in actuarial assumptions (including changes in the discount rate) and the difference between the assumed rate of return on plan assets and the actual return on plan assets in the fourth quarter of its fiscal year. The Company's use of the Accelerated Method results in increased volatility in reported pension expense and therefore the Company reports pension income/expense on a separate line in its consolidated statement of operations.

The Company adopted the provisions of SFAS No. 158 *Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans* ("SFAS 158") effective October 1, 2006. SFAS 158 requires, among other things, that the Company recognize the funded status of its pension and other post-retirement benefit plans in the statement of financial position. SFAS 158 did not change the recognition of pension income/expense in the statement of operations. Since the Company has recognized the funded status of its defined benefit pension plans since the Company's adoption of the Accelerated Method, the adoption of SFAS 158 did not have any effect on the Company's reported pension liability or pension expense in any period presented. The adoption of SFAS 158 did result in an increase in the liability for other post retirement obligations of $2,350 with a corresponding reduction in accumulated other comprehensive income.

The Company makes annual contributions to all of its defined benefit pension plans that are at least equal to the minimum required contributions and any other premiums due under the Employee Retirement Income Security Act of 1974, as amended and the U.S. Internal Revenue Code of 1986, as

(Dollars in thousands, excluding per share amounts)

amended or foreign rules and regulations for the Foreign Plans. The Company's cash contribution to the U.S. Plan for Fiscal 2007 was $13,689 and is expected to be approximately $8,133 for fiscal 2008. See *Note 7.*

Stock-Based Compensation: In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R"). SFAS 123R requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. Among other matters, SFAS 123R requires companies to estimate the forfeiture rate of stock-based compensation awards. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized ratably over the period that an employee provides service in exchange for the award. SFAS 123R replaces SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), and supersedes Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees.* On April 14, 2005, the SEC announced the adoption of a rule that deferred the required effective date of SFAS 123R. The SEC rule provided that SFAS 123R would be effective for registrants as of the beginning of the first fiscal year beginning after June 15, 2005.

Effective February 5, 2003, the Company adopted the fair value method of accounting for stock options under SFAS 123 for all options granted by the Company after February 4, 2003 pursuant to the prospective method provisions of SFAS No. 148, *Accounting for Stock-Based Compensation, Transition and Disclosure.* From February 5, 2003 to December 31, 2005, the Company recorded stock-based compensation expense based on the fair value method and adjusted for actual forfeitures of stock-based compensation awards.

On January 1, 2006, the Company adopted SFAS 123R using the modified prospective method. As such, results for prior periods have not been restated. The computation of stock-based compensation expense using SFAS 123R compared to the computation of stock-based compensation expense using SFAS 123 resulted in a reduction in stock-based compensation expense of $835 (from $15,719 to $14,884) for Fiscal 2006 as a result of the use of an estimated forfeiture rate in the computation of stock-based compensation expense. For Fiscal 2006, this reduction in stock-based compensation expense caused income before income taxes to increase by $835, net income to increase by $539 and basic and diluted income per common share to increase by $0.01. The reduction in stock-based compensation expense did not have any effect on cash provided by operating activities or cash provided by financing activities for Fiscal 2006. The cumulative effect of the adoption of SFAS 123R was not material.

The Company uses the Black-Scholes-Merton model to calculate the fair value of stock option awards. The Black-Scholes-Merton model requires the Company to make significant judgments regarding the assumptions used within the Black-Scholes-Merton model, the most significant of which are the stock price volatility assumption, the expected life of the option award and the risk-free rate of return. In determining the stock price volatility assumption used, the Company considered the volatility of the stock prices of selected companies in the apparel industry, the nature of those companies, the Company's own stock price volatility since the Effective Date and other factors. The Company based its Fiscal 2007 estimate of the expected life of a stock option of six years upon the average of the sum of the vesting period of 36-42 months and the option term of ten years for issued and outstanding options. The Company's risk-free rate of return assumption for options granted in Fiscal 2007, Fiscal 2006, and Fiscal 2005 was equal to the quoted yield for U.S. treasury bonds as of the date of grant. Compensation expense related to stock option grants is determined based on the fair value of the stock option on the grant date and is recognized over the vesting period of the grants on a straight line basis. Compensation expense related to restricted stock/unit grants is determined based on the fair value of the underlying stock on the grant date and recognized over the vesting period of the grants on a straight-line basis.

(Dollars in thousands, excluding per share amounts)

The fair values of these stock options were estimated at the date of grant using a Black-Scholes-Merton option pricing model with the following assumptions:

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Weighted average risk free rate of return	4.43%	4.63%	3.85%
Dividend yield (a)	—	—	—
Expected volatility of the market price of the Company's common stock	31.3%	27.0%	30.0%
Expected option life	6 years	6 years	6 years

(a) The terms of the Company's Amended and Restated Credit Agreement and the terms of the indenture governing its 8⅞% Senior Notes due 2013 (each as defined below) limit the Company's ability to make certain payments, including dividends, and require the Company to meet certain financial covenants. The Company has not paid dividends on its common stock in any of the last three fiscal years. See *Note 12*.

A summary of stock-based compensation expense is as follows:

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Stock-based compensation expense before income taxes:			
Stock options	$ 6,854	$ 8,371	$ 6,765
Restricted stock grants	7,724	6,513	4,747
Total (a)	14,578	14,884	11,512
Income tax benefit:			
Stock options	2,428	2,966	2,477
Restricted stock grants	2,737	2,307	1,738
Total	5,165	5,273	4,215
Stock-based compensation expense after income taxes:			
Stock options	4,426	5,405	4,288
Restricted stock grants	4,987	4,206	3,009
Total	$ 9,413	$ 9,611	$ 7,297

(a) Stock-based compensation has been reflected in the Company's Consolidated Statement of Operations as follows:

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Included in income from continuing operations before provision for income taxes	$14,286	$13,650	$10,717
Included in loss from discontinued operations, net of income taxes	292	1,234	795
	$14,578	$14,884	$11,512

As of December 29, 2007, there was $17,665 of total unrecognized compensation cost related to unvested stock-based compensation awards granted under the Company's stock incentive plans. That cost is expected to be recognized over a weighted average period of approximately 26 months. Share based compensation arrangements did not affect the Company's cash flows for any period presented. Shares issued under stock based compensation plans are issued from previously unissued but authorized Common Stock.

Advertising Costs: Advertising costs are included in SG&A expenses and are expensed when the advertising or promotion is published or presented to consumers. Cooperative advertising expenses are charged to operations as incurred and are also included in SG&A expenses. The amounts charged

(Dollars in thousands, excluding per share amounts)

to operations for advertising, marketing and promotion expenses (including cooperative advertising, marketing and promotion expenses) for Fiscal 2007, Fiscal 2006, and Fiscal 2005 were $100,953, $91,739, and $71,216, respectively. Cooperative advertising expenses for Fiscal 2007, Fiscal 2006, and Fiscal 2005, were $24,796, $17,857, and $16,029, respectively.

Shipping and Handling Costs: Costs to store, pick and pack merchandise and costs related to warehousing and distribution activities (with the exception of freight charges incurred to ship finished goods to customers) are expensed as incurred and are classified in SG&A expenses. Direct freight charges incurred to ship merchandise to customers are expensed as incurred and are classified in cost of goods sold. The amounts charged to SG&A for shipping and handling costs for Fiscal 2007, Fiscal 2006, and Fiscal 2005 were $57,693, $57,446, and $41,461, respectively.

Leases: The Company recognizes rent expense for operating leases on a straight-line basis (including the effect of reduced or free rent and rent escalations) over the initial lease term. The difference between the cash paid to the landlord and the amount recognized as rent expense on a straight-line basis is included in deferred rent and classified within other long-term liabilities. Cash reimbursements received from landlords for leasehold improvements and other cash payments received from landlords as lease incentives are recorded as deferred rent and classified as other long-term liabilities. Deferred rent related to landlord incentives is amortized using the straight-line method over the initial lease term as an offset to rent expense.

Deferred Financing Costs: Deferred financing costs represent legal, other professional and bank underwriting fees incurred in connection with the issuance of debt. Such fees are amortized over the life of the related debt using the interest method. Amortization of deferred financing costs is included in interest expense, net.

Financial Instruments: During Fiscal 2007 and Fiscal 2006, the Company entered into foreign currency exchange contracts which were designed to fix the number of euros required to satisfy the first one-third of dollar denominated purchases of inventory by certain of the Company's European subsidiaries. In addition, during Fiscal 2007, the Company entered into foreign currency exchange contracts which are designed to fix the number of euros required to satisfy certain dollar denominated royalty expenses incurred by certain of the Company's European subsidiaries. Changes in the fair values of foreign exchange contracts that are designated as cash flow hedges are deferred and recorded as a component of other comprehensive income until the underlying transaction being hedged is settled, at which time the deferred gains or losses are recorded in cost of goods sold. Changes in the fair values of foreign exchange contracts that are not designated as cash flow hedges are recorded immediately in SG&A expenses. Commissions and fees related to foreign currency exchange contracts are expensed as incurred.

The Company also utilizes interest rate swaps to convert a portion of the interest obligation related to its long-term debt from a fixed rate to floating rates. See *Note 12*. A number of international financial institutions are counterparties to the Company's outstanding letters of credit, interest rate swap agreements and foreign exchange contracts. The Company monitors its positions with, and the credit quality of, these counterparty financial institutions and does not anticipate nonperformance by these counterparties. Management believes that the Company would not suffer a material loss in the event of nonperformance by these counterparties. The Company does not use derivative financial instruments for speculative or trading purposes.

Translation of Foreign Currencies: Cumulative translation adjustments arise primarily from consolidating the net assets and liabilities of the Company's foreign operations at current rates of exchange. Assets and liabilities of the Company's foreign operations are recorded at current rates of exchange at the balance sheet date and translation adjustments are applied directly to stockholders' equity and are included as part of accumulated other comprehensive income. Gains and losses related to the translation of current amounts due from foreign subsidiaries are included in other income (loss)

(Dollars in thousands, excluding per share amounts)

and are recognized in the period incurred. Translation gains and losses related to long-term and permanently invested inter-company balances are recorded in accumulated other comprehensive income. Income and expense items for the Company's foreign operations are translated using monthly average exchange rates.

Recent Accounting Pronouncements: In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands the definition about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS 157 does not require any new fair value measurement. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will be required to adopt SFAS 157 in the first quarter of fiscal 2008. The Company is currently in the process of evaluating the impact, if any, the adoption will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS 158. SFAS 158 requires an employer to recognize the funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its statement of financial position. SFAS 158 also requires an employer to recognize changes in that funded status in the year in which the changes occur. In addition, SFAS 158 requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The requirement to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures is effective as of the fiscal year ending after December 15, 2006 (as of December 30, 2006 for the Company). See *Note 7.* The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company will be required to adopt this requirement as of the end of fiscal 2008. The Company does not expect the adoption of this requirement to have a material effect on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"), providing companies with an option to report selected financial assets and liabilities at fair value. SFAS 159's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Company's choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, that the adoption of SFAS 159 will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*—an amendment of Accounting and Research Bulletin No. 51. This statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective prospectively, except for certain

(Dollars in thousands, excluding per share amounts)

retrospective disclosure requirements, for fiscal years beginning after December 15, 2008. The Company has not yet determined the impact, if any, of this statement on its Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141R")—a replacement of SFAS 141, *Business Combinations*, which significantly changes the principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This statement is effective prospectively, except for certain retrospective adjustments to deferred tax balances, for fiscal years beginning after December 15, 2008. The Company has not yet determined the impact, if any, of this statement on its Consolidated Financial Statements.

Note 2—Acquisitions

Calvin Klein Jeans Business in Europe and Asia: On January 31, 2006, the Company acquired 100% of the shares of the companies (the "CKJEA Business") that operate the wholesale and retail businesses of *Calvin Klein* jeanswear and accessories in Europe and Asia and the *CK Calvin Klein* "bridge" line of sportswear and accessories in Europe (the "CKJEA Acquisition") from Fingen Apparel N.V., Fingen S.p.A., Euro Cormar S.p.A., and Calvin Klein, Inc. for total consideration of approximately €240,000 (approximately $291,600), consisting of cash consideration of approximately €179,500 (approximately $218,100) and assumption of indebtedness of approximately €60,000 (approximately $73,000), net of cash acquired of approximately €13,700 (total assumed debt aggregating approximately €73,700 (approximately $89,500)). In addition, as of December 30, 2006, the Company had incurred professional fees and other related costs of approximately $8,466 in connection with the acquisition. Approximately €36,600 (approximately $44,500) of the assumed debt was repaid simultaneously with the closing leaving approximately €37,000 (approximately $45,000) of assumed debt outstanding. The CKJEA Acquisition was consummated pursuant to the terms and conditions of a Stock Purchase Agreement, dated as of December 20, 2005 (as amended as of January 30, 2006).

The Company acquired the CKJEA Business to expand the distribution of its *Calvin Klein* Jeans products to Europe and Asia.

The Company funded the acquisition using a combination of cash on hand and borrowings under a new $180,000 term loan facility under the Amended and Restated Credit Agreement (as defined below). See *Note 12 —Financing Agreements—Revolving Credit Facility; Amended and Restated Credit Agreement.*

In connection with the consummation of the CKJEA Acquisition, the Company acquired various exclusive license agreements and entered into amendments to certain acquired license agreements with Calvin Klein, Inc. (in its capacity as licensor). The acquisition of additional licenses and the amendments to certain existing licenses did not and will not require any additional consideration from the Company. The exclusive license agreements acquired in the CKJEA Acquisition have a duration of approximately 41 years from January 31, 2006, subject to the terms and conditions of each such exclusive agreement.

The Company accounted for the CKJEA Acquisition as a purchase. The estimated excess of purchase price over the fair value of the net assets acquired and liabilities assumed (approximately $90,328) has been recorded as goodwill. The results of the CKJEA Business' operations have been included in the Company's results of operations (as part of the Company's Sportswear Group) commencing February 1, 2006 and the acquired assets and liabilities have been included in the Company's consolidated balance sheet at December 30, 2006.

(Dollars in thousands, excluding per share amounts)

Assets acquired and liabilities assumed on January 31, 2006, based upon the Company's allocation of the purchase price to the fair value of the assets acquired and liabilities assumed, are as follows:

Assets acquired:	
Accounts receivable	$ 63,868
Inventory	53,693
Prepaid and other current assets	14,040
Property, plant and equipment	14,477
Licenses and other intangible assets (a)	208,550
Goodwill (a)	90,328
Other assets	3,478
Total assets	448,434
Liabilities assumed:	
Accounts payable, accrued liabilities and other current liabilities	57,302
Accrued income taxes payable	16,864
Third-party debt	45,023
Related party debt (b)	44,518
Deferred taxes	63,780
Other noncurrent liabilities	13,556
Total liabilities	241,043
Purchase price, net of cash acquired of $16,578 (c)	$207,391

(a) See *Note 10* for additional disclosure regarding acquired intangible assets and goodwill.

(b) Repaid by the acquired entities simultaneously with the closing.

(c) Includes $1,901 paid in Fiscal 2005.

The following unaudited pro forma statement of operations data gives effect to the CKJEA Acquisition as if it had occurred at the beginning of Fiscal 2006. The pro forma information, as presented below, is not necessarily indicative of the results that would have been obtained had the transaction occurred at the beginning of Fiscal 2006, nor is it indicative of the Company's future results.

	Fiscal 2006
	(All amounts unaudited)
Net revenues	$1,688,374
Net income	54,707
Net income per share – basic	1.20
Net income per share – diluted	1.17

The above pro forma amounts reflect adjustments related to: (i) the elimination of sales by the Company to the CKJEA Business; (ii) depreciation and amortization expense (based on the allocation of the purchase price to the fair value of the assets acquired); (iii) interest expense resulting from the cash used in, and the financing obtained for, the acquisition; and (iv) income tax effect based upon an unaudited pro forma effective tax rate of 24.5%.

(Dollars in thousands, excluding per share amounts)

In addition, the unaudited pro forma amounts exclude material non-recurring charges of approximately $5,558 related to the following:

(a) The write up to fair value of inventory as part of the preliminary purchase price allocation: $2,400 (recorded in cost of goods sold in the consolidated condensed statement of operations);

(b) The amortization of sales order backlog: $1,600 (recorded in amortization of intangible assets in the consolidated condensed statement of operations); and

(c) A net exchange loss realized by the Company in connection with the consummation of the acquisition: $1,558 (recorded in other loss (income) in the consolidated statement of operations).

In connection with the consummation of the CKJEA Acquisition, the Company became obligated to acquire from the seller of the CKJEA Business, for no additional consideration and subject to certain conditions which were ministerial in nature, 100% of the shares of the company (the "Collection License Company") that operates the license (the "Collection License") for the *Calvin Klein* men's and women's Collection apparel and accessories worldwide. The Company acquired the Collection License Company on January 28, 2008.

The Collection License was scheduled to expire in December 2013. However, pursuant to an agreement (the "Transfer Agreement") entered into on January 30, 2008, the Company transferred the Collection License Company to Phillips-Van Heusen Corporation ("PVH"), the parent company of Calvin Klein, Inc. ("CKI"). In connection therewith, the Company paid approximately $42,000 (net of expected working capital adjustments) to or on bahalf of PVH and entered into certain new, and amended certain existing, *Calvin Klein* licenses (collectively, the "2008 CK Licenses").

The rights acquired by the Company pursuant to the 2008 CK Licenses include (i) rights to operate *Calvin Klein* jeans accessories retail stores in Europe, Asia and Latin America, (ii) rights to operate retail stores for *Calvin Klein* accessories in Europe and Latin America, (iii) e-commerce rights in the Americas, Europe and Asia for *Calvin Klein* Jeans, and (iv) e-commerce rights in Europe, Asia and Latin America for *Calvin Klein* jeans accessories. Each of the 2008 CK Licenses are long-term arrangements. In addition, pursuant to the Transfer Agreement, the Company will sub-license and distribute *Calvin Klein* Golf apparel and golf related accessories in department stores, specialty stores and other channels in Asia through December 31, 2012 (renewable by the Company for two additional consecutive five year periods after 2012, subject to the fulfillment of certain conditions).

During the first quarter of fiscal 2008, based on its preliminary valuation of the rights acquired on January 31, 2008, the Company expects to record between $24,000 and $26,000 of intangible assets related to the 2008 CK Licenses and expects to record a restructuring charge of between $16,000 and $18,000 related to the transfer of the Collection License Company to PVH.

Retail stores: During Fiscal 2007, the Company acquired a retail store (which acquisition included the assumption of the lease for the store location) in New York City as well as a business which operates eight retail stores in Shanghai, China for a total consideration of approximately $1,540.

Note 3—Dispositions and Discontinued Operations

Exit of Designer Swimwear Business (except for Calvin Klein swimwear): On September 18, 2007, the Company announced its intention to exit the Swimwear Group's private label and designer swimwear businesses (except *Calvin Klein* swimwear), and in September 2007, pursuant to this initiative, the Company disposed of its *OP* women's and junior swimwear business. The Company had operated the *OP* women's and junior swimwear business under a license it was granted in connection with the sale of its *OP* business including the associated trademarks and goodwill in 2006. See

(Dollars in thousands, excluding per share amounts)

discussion of *OP* sale below. In addition, on December 28, 2007, the Company sold its *Catalina, Anne Cole* and *Cole of California* businesses to In Mocean Group, LLC ("InMocean") for a total consideration of approximately $25,300 (subject to adjustments for working capital) of which $20,600 was received in cash on December 28, 2007. The remaining portion relates to raw material and work-in-process acquired at December 28, 2007. Cash related to raw material and work in process at the sale date and will be collected by drawing on letters of credit as the related finished goods are shipped. Under the agreement, the Company is entitled to receive an earnout from InMocean related to future sales between July 1, 2008 and June 30, 2009 (subject to the attainment of certain thresholds). The amount of the earnout will range from zero to $3,000. In addition, through June 30, 2008, the Company will provide certain transition services to InMocean for which the Company will be reimbursed. The Company recorded a loss of $2,338 related to the sale of the *Catalina, Anne Cole* and *Cole of California* businesses. As a result of the above transactions, the Company's *OP* women's and junior, *Catalina, Anne Cole* and *Cole of California* swimwear businesses have been classified as discontinued operations as of December 29, 2007. The Company's *Nautica, Michael Kors* and private label swimwear businesses will be classified as discontinued operations when the operations of these businesses have ceased which is expected to occur by June 2008.

Lejaby Sale: On September 18, 2007, the Company also disclosed that it would be exploring strategic alternatives for its *Lejaby* business (part of the Company's Intimate Apparel Group). On February 14, 2008, the Company entered into a stock and asset purchase agreement with Palmers Textil AG ("Palmers") whereby Palmers will acquire the Lejaby business in March 2008 for a base purchase price of €32,500 (approximately $47,400) payable in cash and €12,500 (approximately $18,200) evidenced by an interest free promissory note (payable on December 31, 2013), subject to certain adjustments, including for working capital. Pursuant to the agreement, the Company will continue to operate the Canadian portion of the *Lejaby* business through 2008. In addition, the Company will provide transition services to Palmers for up to 48 months, for which the Company will be reimbursed. As of December 29, 2007, the *Lejaby* business (with the exception of the Company's Canadian *Lejaby* division) has been classified as a discontinued operation in accordance with SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.*

OP Sale: On November 6, 2006 (the "Transaction Date"), the Company sold its *OP* business (part of the Company's Swimwear Group) including the associated trademarks and goodwill to Iconix Brand Group Inc. ("Iconix") for a total consideration of $54,000. During Fiscal 2006, the Company recorded a loss on the sale of its OP business of $872. For a period of 90 days following the Transaction Date, the Company was obligated to provide certain transition services to Iconix. In connection with the sale, the Company was granted a license to design, source, manufacture, market and distribute *OP* women's and junior swimwear for an initial term of three years. As discussed above, the Company disposed of the *OP* women's and junior swimwear business in September 2007 and recorded a loss of $809 in Fiscal 2007 associated with the disposition of this business.

J. Lo by Jennifer Lopez® (*"JLO"*), Lejaby Rose, *Axcelerate* Activewear *and Speedo retail stores*: During Fiscal 2006, the Company shutdown its JLO (part of the Company's Intimate Apparel Group), *Lejaby Rose* (part of the Company's Intimate Apparel Group), *Axcelerate* Activewear (part of the Company's Swimwear Group) businesses and three *Speedo* retail outlet stores (part of the Company's Swimwear Group) in the United States. In connection with the discontinuance of these businesses, the Company incurred shutdown related expenses (primarily related to employee termination payments, asset write-downs and the recognition of contractual commitments) of approximately $4,200 pre-tax. The results of operations of these businesses have been included in loss from discontinued operations, net of taxes in the Company's consolidated statement of operations for all periods presented.

(Dollars in thousands, excluding per share amounts)

Summarized operating results for the discontinued operations are as follows:

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Net revenues	$170,390	$198,507	$198,151
Income (loss) before provision for income taxes	(7,171)	(13,067)	8,472
Provision (benefit) for income taxes	(3,369)	2,415	3,113
Income (loss) from discontinued operations	$ (3,802)	$(15,482)	$ 5,359

The assets and liabilities of the discontinued operations at December 29, 2007 and December 30, 2006 are presented in the consolidated balance sheets as follows:

	December 29, 2007 (a)	December 30, 2006 (b)
Accounts receivable, net	$21,487	$3,428
Inventories, net	28,167	217
Prepaid expenses and other current assets	6,217	1,831
Deferred Tax Asset – Current	524	—
Property, plant and equipment, net	3,001	181
Intangible and other assets	6,351	—
Deferred Tax Asset – Non Current	1,924	—
Other	260	—
Assets of discontinued operations	$67,931	$5,657
Accounts payable	$14,867	$3,315
Accrued liabilities	21,693	4,212
Deferred Tax Liability – Current	7	—
Deferred Tax Liability – Long Term	935	—
Other long-term liabilities	5,064	—
Liabilities of discontinued operations	$42,566	$7,527

(a) Includes assets and liabilities related to both the businesses that were discontinued in 2007 and 2006. As of December 29, 2007, approximately 98% of assets of discontinued operations and approximately 70% of liabilities of discontinued operations related to the Company's *Lejaby* business.

(b) Includes assets and liabilities related to those businesses that were discontinued in 2006.

Note 4—Restructuring Expense

During Fiscal 2007, the Company incurred restructuring charges of $36,628 primarily related to expenses associated with management's initiatives to increase productivity and profitability in the Swimwear Group and expenses related to the rationalization and consolidation of the Company's European operations. During Fiscal 2006 and Fiscal 2005 the company incurred restructuring charges of $411 and $991, respectively, related primarily to expenses associated with the closure, consolidation or sale of certain facilities.

Initiatives to increase productivity and profitability in the Swimwear Group: Actions taken during Fiscal 2007 resulted in restructuring expenses of $34,090 and include the closure of the Company's swim goggle manufacturing facility in Canada, the rationalization of its swimwear workforce in California and Mexico, the sale of the Company's Mexican manufacturing facilities and activities related to the exit of the designer swimwear business (excluding *Calvin Klein* swimwear). With respect to the sale of the Mexican manufacturing facilities, on October 1, 2007, the Company entered into an agreement with a local operator (the "Local Buyer") whereby the Company transferred its Mexican

(Dollars in thousands, excluding per share amounts)

manufacturing facilities to the Local Buyer. As part of the transfer, the Local Buyer agreed to assume certain liabilities associated with the facilities and the facilities' employees. The Company recorded losses of approximately $24,000 associated with the transfer of which approximately $11,600 related to write-down of certain fixed assets and approximately $12,400 related primarily to liabilities which were assumed by the Local Buyer and which were reimbursed by the Company. In addition, the Company entered into a production agreement with the Local Buyer for certain stretch swimwear and other products (at market prices) through June 30, 2011. As of December 29, 2007, total commitments under the production agreement are expected to be approximately $63,000 through June 30, 2011 as follows:

Period January 1, 2008 through December 31, 2008	$22,200
January 1, 2009 through December 31, 2009	15,800
January 1, 2010 through December 31, 2010	16,600
January 1, 2011 through June 30, 2011	8,400

Rationalization and consolidation of the Company's European operations: During Fiscal 2007, the Company recorded $632 primarily related to employee termination payments (related to four people) associated with a plan, initiated in the fourth quarter of Fiscal 2007, to consolidate certain sales and support functions across Europe. The Company expects to incur charges of approximately $1,100 in 2008 related to this initiative.

Closure/pending closure of retail stores: During Fiscal 2007, the Company decided to close four retail stores (three located in the United Kingdom and one located in Dallas, Texas). As of December 29, 2007, the Company had recorded charges of $1,546 related to these store closures.

Closure of Facilities: During Fiscal 2006 and Fiscal 2005, the Company recorded restructuring charges related to the closure of two sewing plants (one located in each of Puerto Cortes, Honduras and Los Angeles, California), one cutting and warehousing facility in Thomasville, Georgia and a technical production support center in Van Nuys, California. In addition, the Company incurred severance and contract termination costs related to the shutdown, in January 2005, of two retail outlet stores in the United Kingdom.

A summary of restructuring charges is as follows:

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Costs associated with the transfer of the Mexican manufacturing facilities to the Local Buyer (a)	$10,000	$ —	$ —
Employee termination costs and related items (b)	5,869	—	142
Impairment/write-down of property, plant and equipment (c)	14,509	411	741
Inventory write-down (d)	2,829	—	—
Lease and contract termination costs (e)	2,048	—	(130)
Legal fees and other	1,373	—	238
	$36,628	$411	$ 991
Cash portion of restructuring items	$19,290	$ —	$ 261
Non-cash portion of restructuring items	$17,338	$411	$ 730

(a) Relates to certain liabilities assumed by the Local Buyer of the Mexican manufacturing facilities and reimbursed by the Company.

(b) For Fiscal 2007, relates to employees whose jobs were eliminated during Fiscal 2007 associated with the closure of a swim goggle manufacturing facility located in Canada (92 employees), the rationalization of the Company's swimwear workforce

(Dollars in thousands, excluding per share amounts)

in California and Mexico (439) employees, the shutdown of a technical research operation in Rhode Island (five employees) and the rationalization and consolidation of the Company's European operations (three employees / contract workers).

(c) For Fiscal 2007, the amount primarily reflects the impairment of property, plant and equipment associated with the transfer of the Company's Mexican manufacturing plants to the Local Buyer on October 1, 2007 and the closure / pending closure of four retail stores. Write-downs during Fiscal 2007 also include amounts associated with the closure of a swim goggle manufacturing facility located in Canada and the shutdown of a technical research operation in Rhode Island. For Fiscal 2006, represents a write-down to net realizable value for a facility that had been closed. For Fiscal 2005, the amount includes $640 of net losses on disposal / write-downs of assets related to facilities that had been either closed or sold.

(d) Relates to the closure of a swim goggle manufacturing facility located in Canada during the Fiscal 2007 and write-downs associated with the Company's decision to exit its designer swimwear business (excluding *Calvin Klein* swimwear).

(e) For Fiscal 2007, amounts reflect future rental commitments, net of assumed sublease rentals, related to certain facilities in California that the Company ceased using in the fourth quarter of Fiscal 2007 (associated with the rationalization of the Company's swimwear operations) and charges for the termination of operating leases related to certain of the retail stores that the Company decided to shutdown during Fiscal 2007. For Fiscal 2005, amount includes the reversal of an accrual no longer required related to the closure of a technical production support center located in Van Nuys, California. The accrual was no longer required because the Company settled the lease with the landlord earlier than anticipated.

Restructuring charges have been recorded in Accrued liabilities in the Company's consolidated financial statements for Fiscal 2007, Fiscal 2006 and Fiscal 2005 as follows:

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Cost of goods sold	$24,206	$ —	$ —
Selling, general and administrative expenses	12,422	411	991
	$36,628	$411	$991

Changes in liabilities related to restructuring are summarized below:

	Costs associated with the transfer of the Mexican manufacturing facilities to the Buyer	Employee Termination Costs (b)	Lease and Contract Termination Costs (c)	Legal fees and Other (b)	Total
Balance at December 30, 2006	$ —	$ —	$ —	$ —	$ —
Charges for Fiscal 2007	10,000	5,869	2,048	1,373	19,290
Cash reductions for Fiscal 2007	(10,000)	(3,214)	(291)	(1,129)	(14,634)
Non-cash changes and foreign currency effects	—	39	12	11	62
Balance at December 29, 2007 (a)	$ —	$ 2,694	$1,769	$ 255	$ 4,718

(a) Amounts recorded in accrued liabilities on the Company's balance sheets.

(b) The Company expects to settle these liabilities within 12 months.

(c) The Company expects to settle these liabilities over the next six years.

(Dollars in thousands, excluding per share amounts)

Note 5—Business Segments and Geographic Information

Business Segments: The Company operates in three business segments: (i) Sportswear Group; (ii) Intimate Apparel Group; and (iii) Swimwear Group.

The Sportswear Group designs, sources and markets moderate to premium priced men's and women's sportswear under the *Calvin Klein* and *Chaps* brands. As of December 29, 2007, the Sportswear Group operated 322 *Calvin Klein* retail stores worldwide (consisting of 20 full price free-standing stores, 23 outlet free-standing stores and 279 shop-in-shop/concession stores). As of December 29, 2007, there were also 317 retail stores operated by third parties under retail licenses or franchise and distributor agreements. The majority of these *Calvin Klein* retail stores were acquired as part of the CKJEA Acquisition.

The Intimate Apparel Group designs, sources and markets moderate to premium priced intimate apparel and other products for women and better to premium priced men's underwear and loungewear under the *Warner's, Olga, Body Nancy Ganz/Bodyslimmers, Calvin Klein, Lejaby*, and *Rasurel*® brand names. As of December 29, 2007, the Intimate Apparel Group operated: (i) 418 *Calvin Klein* retail stores worldwide (consisting of 36 full price free-standing stores, 45 outlet free-standing stores, one on-line store and 336 shop-in-shop/concession stores); and (ii) 76 *Lejaby* (considered held for sale as of December 29, 2007 and included in discontinued operations) retail stores (consisting of one outlet free-standing store and 75 shop-in-shop stores). As of December 29, 2007, there were also 71 *Calvin Klein* retail stores operated by third parties under retail licenses or franchise and distributor agreements. During February 2008, the Company entered into an agreement to sell its *Lejaby* business including the *Lejaby* and *Rasurel* brand names and the *Lejaby* retail operations. See *Note 3*.

The Swimwear Group designs, licenses, sources, manufactures and markets mass market to premium priced swimwear, fitness apparel, swim accessories and related products under the *Speedo*®, *Lifeguard*®, *Nautica*®, *Michael Kors*® and *Calvin Klein* brand names. The Company expects to cease operations of its *Nautica* and *Michael Kors* businesses by June 2008. See Note 3. The Swimwear Group operates one on-line store.

(Dollars in thousands, excluding per share amounts)

Information by business group, excluding discontinued operations, is set forth below:

	Sportswear Group	Intimate Apparel Group	Swimwear Group	Group Total	Corporate / Other Items	Total
Fiscal 2007						
Net revenues	$939,147	$629,433	$291,540	$1,860,120	$ —	$1,860,120
Operating income (loss)	99,182	109,219	(33,341)	175,060	(38,100)	136,960
Depreciation and amortization	29,309	13,130	19,459	61,898	3,434	65,332
Restructuring expense	118	2,142	34,089	36,349	279	36,628
Capital expenditures	17,275	16,119	2,051	35,445	6,310	41,755
Fiscal 2006						
Net revenues	$791,634	$545,149	$318,485	$1,655,268	$ —	$1,655,268
Operating income (loss)	60,141	79,315	17,287	156,743	(37,745)	118,998
Depreciation and amortization	21,745	9,355	10,533	41,633	5,966	47,599
Restructuring expense	—	—	—	—	411	411
Capital expenditures	6,502	6,858	1,736	15,096	15,095	30,191
Fiscal 2005						
Net revenues	$514,239	$482,905	$306,017	$1,303,161	$ —	$1,303,161
Operating income (loss)	49,821	50,025	25,508	125,354	(35,868)	89,486
Depreciation and amortization	6,318	5,868	4,558	16,744	13,920	30,664
Restructuring expense	177	353	—	530	461	991
Capital expenditures	4,323	9,124	3,059	16,506	20,175	36,681
Balance Sheet						
Total Assets:						
December 29, 2007	$758,311	$359,508	$166,862	$1,284,681	$321,822	$1,606,503
December 30, 2006	772,154	403,500	310,206	1,485,860	195,115	1,680,975
Property, Plant and Equipment:						
December 29, 2007	$ 24,187	$ 26,112	$ 4,613	$ 54,912	$ 57,004	$ 111,916
December 30, 2006	16,453	18,918	13,700	49,071	73,557	122,628

All inter-company revenues and expenses are eliminated in consolidation. Management does not include inter-company sales when evaluating segment performance. Each segment's performance is evaluated based upon operating income but before depreciation and amortization of certain corporate assets, interest, foreign currency gains and losses and income taxes (which charges are not allocated to the segments).

The table below summarizes corporate/other expenses for each period presented:

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Unallocated corporate expenses	$34,387	$31,368	$21,487
Restructuring expense	279	411	461
Depreciation and amortization of corporate assets	3,434	5,966	13,920
Corporate/other expenses	$38,100	$37,745	$35,868

(Dollars in thousands, excluding per share amounts)

A reconciliation of operating income from business groups to income from continuing operations before provision for income taxes for Fiscal 2007, Fiscal 2006, and Fiscal 2005, is as follows:

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Operating income by operating group	$175,060	$156,743	$125,354
Corporate/other items	(38,100)	(37,745)	(35,868)
Operating income	136,960	118,998	89,486
Other (income) loss	(7,063)	(2,934)	739
Interest expense	37,718	38,530	22,366
Interest income	(3,766)	(2,903)	(3,618)
Income from continuing operations before provision for income taxes	$110,071	$ 86,305	$ 69,999

Geographic Information: Included in the consolidated financial statements are the following amounts relating to geographic locations where the Company has business operations:

	Fiscal 2007	%	Fiscal 2006	%	Fiscal 2005	%
Net revenues:						
United States	$ 961,716	51.7%	$ 973,042	58.8%	$ 976,588	74.9%
Europe	471,706	25.4%	329,950	19.9%	151,224	11.6%
Asia	249,680	13.4%	191,756	11.6%	36,573	2.8%
Canada	106,199	5.7%	95,085	5.7%	87,996	6.8%
Mexico, Central and South America	70,819	3.8%	65,435	4.0%	50,780	3.9%
	$1,860,120	100.0%	$1,655,268	100.0%	$1,303,161	100.0%

	December 29, 2007		December 30, 2006	
Property, plant and equipment, net:				
United States	$ 63,282	56.5%	$ 78,310	63.9%
All other	48,634	43.5%	44,318	36.1%
	$111,916	100.0%	$122,628	100.0%

Information about Major Customers: For Fiscal 2007 and Fiscal 2006, no customer accounted for more than 10% of the Company's net revenue. For Fiscal 2005, one customer, Federated Department Stores, accounted for 12.3% of the Company's net revenues.

Note 6—Income Taxes

The following presents the domestic and foreign components of income from continuing operations before income taxes and discontinued operations:

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Income from continuing operations before provision (benefit) for income taxes:			
Domestic	$(19,024)	$ 3,031	$19,847
Foreign	129,095	83,274	50,152
Total	$110,071	$86,305	$69,999

(Dollars in thousands, excluding per share amounts)

The following presents the components of the Company's total income tax provision from continuing operations:

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Current:			
Federal	$ (2,163)	$ 552	$ 340
State and local	4,738	177	(16)
Foreign	35,789	26,017	10,299
Total current tax provision	$ 38,364	$26,746	$10,623
Deferred:			
Federal	$ 4,568	$ 2,002	$ 7,829
State and local	495	519	1,647
Foreign	(9,064)	(7,268)	6,214
Valuation allowance decrease	(7,201)	(1,926)	(447)
Total deferred tax provision (benefit)	(11,202)	(6,673)	15,243
Provision for income taxes	$ 27,162	$20,073	$25,866

The following presents the reconciliation of the provision for income taxes to United States federal income taxes computed at the statutory rate:

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Income from continuing operations before provision for income taxes	$110,071	$ 86,305	$69,999
Income tax expense computed at U.S. statutory rate	$ 38,524	$ 30,207	$24,499
State income taxes, net of federal benefit	3,403	451	1,056
Foreign taxes less than the U.S. statutory rate	(18,423)	(11,320)	(2,097)
Foreign income taxed in the U.S.	5,607	1,029	1,162
Non-deductible expenses related to foreign operations	3,500	—	—
Other, net	1,752	1,632	1,693
Decrease in valuation allowance	(7,201)	(1,926)	(447)
Provision for income taxes	$ 27,162	$ 20,073	$25,866

(Dollars in thousands, excluding per share amounts)

The components of deferred tax assets and liabilities as of December 29, 2007 and December 30, 2006 were as follows:

	December 29, 2007	December 30, 2006
Deferred tax assets:		
Inventory	$ 13,765	$ 15,582
Pension and post-retirement benefits	2,360	11,129
Advertising credits	13,628	13,509
Reserves and accruals	51,483	46,950
Net operating losses	73,622	97,358
Other	21,870	12,070
	176,728	196,598
Valuation allowance	(11,850)	(150,762)
Subtotal	164,878	45,836
Gross deferred tax liabilities:		
Depreciation and amortization	66,255	144,874
Other	—	854
Subtotal	66,255	145,728
Deferred tax asset (liability) – net	$ 98,623	$ (99,892)

(Dollars in thousands, excluding per share amounts)

Realization of Deferred Tax Assets

Realization of the Company's deferred tax assets is dependent upon future earnings in specific tax jurisdictions, the timing and amount of which are uncertain. Accordingly, the Company evaluates all available positive and negative evidence to determine the size of the valuation allowance that must be established for its deferred tax assets. The Company considers income earned and losses incurred in each jurisdiction for the three most recent fiscal years and also considers its forecast of future taxable income in assessing the need for a valuation allowance. The underlying assumptions used in forecasting future taxable income require significant judgment and take into account the Company's recent performance. A valuation allowance is established to reduce the deferred tax assets to the amount that is more likely than not to be realized. During the fourth quarter of Fiscal 2007, the Company determined that it is more likely than not that it will realize a benefit from its domestic federal and certain state deferred tax assets based on the criteria described above.

Domestically, the valuation allowance was approximately $6,000 and $141,000 as of December 29, 2007 and December 30, 2006, respectively. The $135,000 reduction during the year was primarily the result of a release of approximately $114,000 which reduced intangible assets, approximately $6,000 which was recorded as an income tax benefit in the Consolidated Statement of Operations and a reduction of approximately $15,000 which was recorded upon the filing of the Company's 2006 tax return. Up to approximately $3,000 will provide an income statement benefit upon the realization of the deferred tax assets to which the valuation allowance applies as of December 29, 2007. The remainder of the valuation allowance will be applied to reduce intangible assets until exhausted and thereafter be reported as a direct addition to paid-in capital. The reduction in the book value of intangible assets, associated with the release of valuation allowances discussed above, resulted in an increase in the Company's net deferred tax assets related to intangible assets, which in-turn resulted in an additional $74,500 reduction of intangible assets in the quarter ended December 29, 2007.

Internationally, the valuation allowance was approximately $6,000 and $10,000 as of December 29, 2007 and December 30, 2006, respectively. Approximately, $2,000 will be recorded as an income statement benefit upon the realization of the deferred tax assets to which the valuation allowance applies as of December 29, 2007. The remainder of the valuation allowance will be applied to reduce goodwill or intangible assets until exhausted and thereafter be reported as a direct addition to paid-in-capital or a benefit in the Consolidated Statement of Operations.

Attribute Reduction and Limitations

The Company realized cancellation of debt ("COD") income in connection with its bankruptcy proceedings in 2003. Under U.S. tax law, a company that realized COD income while in bankruptcy is entitled to exclude such income from its U.S. Federal taxable income. A company that excludes COD income is then required to reduce certain tax attributes in an amount equal to the excluded COD income. There are two alternative interpretations on how the attribute reduction rule should be applied to reduce tax attributes of a U.S. affiliated group of companies. Under one approach, the attribute reduction would be applied on a consolidated return basis and eliminate all of the Company's U.S. consolidated net operating loss ("NOL") carryovers generated prior to Fiscal 2004 and reduce certain of its other U.S. tax attributes. Alternatively, the attribute reduction would be applied on a separate company basis and reduce the attributes of each respective entity based on the COD income excluded in that entity. The Company has applied the attribute reduction rules on a separate company basis which resulted in the retention of U.S. net operating loss carryforwards of approximately $246,000 upon the Company's emergence from bankruptcy on the Effective Date.

The use of the NOL carryforwards are also subject to an annual limitation under Section 382 of the Internal Revenue Code. Under this provision the Company can use its NOL carryforwards to

(Dollars in thousands, excluding per share amounts)

reduce U.S. taxable income, if any, by approximately $23,400 per year. Any portion of the annual limitation not utilized in any given year may be carried forward and increase the annual limitation in the subsequent year.

There can be no assurance that the Company's position with respect to the separate company attribute reduction approach discussed above will be sustained upon audit by the Internal Revenue Service. Additionally, certain losses and expenses generated during the five-year period after the Effective Date may be subject to the Section 382 limitation. Any tax benefit from the utilization of consolidated U.S. net operating losses attributable to periods before emergence from bankruptcy will first reduce goodwill and then intangible assets when realized and thereafter be reported as a direct addition to paid-in capital.

At December 29, 2007, the Company had U.S. NOL carryforwards of approximately $339,000 (including approximately $193,000 described above that is subject to Section 382) expiring in periods beginning in 2009 through 2027. These NOL carryforwards are also subject to the Section 382 limitation in many state jurisdictions. The Company had state NOL carryforwards of approximately $157,000 expiring in periods beginning in 2008 through 2027. The Company had foreign NOL carryforwards of approximately $49,000 of which $3,000 expire between the years 2008 and 2016 and $46,000 have an indefinite life.

At December 29, 2007, the Company had foreign tax credit carryforwards of $210, of which $5 expires in 2012 and $205 expires in 2013. The Company also had state tax credit carryforwards of $1,278 of which $936 expire in 2008 through 2011 and $342 have an indefinite life.

Permanent Reinvestment of Foreign Earnings

As of December 29, 2007, the total amount of undistributed earnings of foreign subsidiaries was approximately $279,000. The Company's intention is to permanently reinvest these earnings and thereby indefinitely postpone their remittance. Accordingly, no domestic deferred income tax provision has been made for foreign withholding taxes or U.S. income taxes which may become payable if undistributed earnings were paid as dividends to the Company. Determination of the amount of unrecognized U.S. income tax liability with respect to such earnings is not practical.

FIN 48—Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FIN 48 which clarifies how companies should recognize and measure income tax benefits associated with uncertain tax positions taken or expected to be taken in their tax returns. It states that a company cannot recognize a tax benefit unless it concludes that it is "*more likely than not*" that the benefit will be sustained on audit based on the technical merits of the tax position. The tax benefit may be further reduced based on certain audit settlement and litigation considerations. FIN 48 is effective for fiscal years beginning after December 15, 2006.

Adoption of FIN 48—The Company adopted the provisions of FIN 48 as of December 31, 2006 (the first day of the 2007 fiscal-year). At that time the Company recognized the cumulative-effect adjustment of decreasing unrecognized tax benefits by $500 and reducing retained earnings and intangible assets by approximately $1,000 and $1,500 respectively. Additionally, the Company's deferred tax assets and related valuation allowance was reduced by approximately $41,000. As of December 31, 2006, the Company had unrecognized tax benefits of approximately $65,000, of which $7,000 will reduce the effective income tax rate when recognized. It also reclassified approximately $17,000 from current tax liabilities to non-current tax liabilities. Unrecognized tax benefits were not reduced during Fiscal 2007 due to the expiration of statutes of limitations and the resolution of tax examinations.

Tax Years Subject to Examination—The Company and its subsidiaries' income tax returns are routinely examined by U.S., state, and foreign tax authorities. The tax years under examination vary

(Dollars in thousands, excluding per share amounts)

by jurisdiction. The Company regularly assesses the potential outcomes of both ongoing and future examinations for the current or prior years to ensure the Company's provision for income taxes is sufficient. The Company recognizes liabilities based on estimates of whether additional taxes will be due and believes its reserves are adequate in relation to the potential assessments.

Classification of Interest and Penalties—The Company recognizes penalties and interest related to uncertain tax positions in income tax expense. The accrued interest and penalties included in income tax expense for Fiscal 2007 and Fiscal 2006 were approximately $1,500 and $500, respectively.

Tabular Reconciliation of Unrecognized Tax Benefit—The following is a tabular reconciliation of the total amount of unrecognized tax benefits from the beginning of Fiscal 2007 to the end of Fiscal 2007.

Balance at December 31, 2006	$72,564
Increases:	
Tax Positions Taken - Current Year	
Federal	3,500
State & Local	888
Foreign	913
Tax Positions Taken - Prior Year	
Federal	—
State & Local	4,477
Foreign	2,297
Decreases:	
Tax Positions Taken - Current Year	—
Tax Positions Taken - Prior Year	(1,632)
Settlement with Tax Authorities	(1,302)
Lapse of Statute of Limitations	—
Balance at December 29, 2007	$81,705

Unrecognized Benefits Impacting Effective Tax Rate—The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is estimated to be approximately $27,000.

Anticipated Changes within Twelve Months—The Company expects that its uncertain tax positions will change over the next twelve months. The anticipated changes relate to the settlement of state tax positions relating to the interpretation of state nexus statutes. It also expects to settle certain transfer pricing matters in one of its significant foreign taxing jurisdictions. It is reasonably possible that the gross decrease in the Company's uncertain tax balance will be between $5,000 and $8,000.

Dutch Tax Ruling

In August 2006, the Company obtained a favorable Advance Pricing Agreement ("Dutch Ruling") from the taxation authority in the Netherlands. The Dutch Ruling provides an "arms-length" price for administrative services and distribution services provided by the Company. The tax ruling is retroactive to the beginning of 2006 and provided a financial statement benefit of approximately $12,000 for Fiscal 2007 and $6,000 for Fiscal 2006.

Note 7—Employee Retirement Plans

The Company has a defined benefit pension plan covering certain full-time non-union domestic employees and certain domestic employees covered by a collective bargaining agreement. The Company also sponsors a defined benefit plan for certain of its Lejaby employees (the "Lejaby Plan")

(Dollars in thousands, excluding per share amounts)

and a defined benefit plan for certain of its United Kingdom employees (the "UK Plan"). These pension plans are noncontributory and benefits are based upon years of service. The Company also has defined benefit health care and life insurance plans that provide post-retirement benefits to retired domestic employees (the "Postretirement Plans"). The Postretirement Plans are, in most cases, contributory with retiree contributions adjusted annually.

The Company adopted SFAS 158 in Fiscal 2006. Under the provisions of SFAS 158, the Company is required to recognize in its consolidated balance sheet the funded status of a benefit plan. For each of the pension plans, this is measured as the difference between plan assets at fair value and the projected benefit obligation. For the Postretirement Plans (primarily retiree health care plans), this is equal to the accumulated benefit obligation since these plans are unfunded.

Effective January 1, 2003, the U.S. Plan was amended such that participants in the U.S. Plan will not earn any additional pension benefits after December 31, 2002. The accumulated benefit obligation for the U.S. Plan was equal to the projected benefit obligation at December 31, 2005 due to the curtailment of plan benefits at December 31, 2002.

In addition, SFAS 158 requires the Company to recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost. On October 5, 2003 (the beginning of the fourth quarter of Fiscal 2003), the Company changed its method of accounting for its defined benefit plans to a method that accelerates the recognition of gains or losses. Gains or losses represent changes in the amount of either the projected benefit obligations or plan assets resulting from changes in assumptions, actuarial gains/losses and actual investment returns. SFAS 158 did not change the recognition of pension income/expense in the statement of operations. Since the Company has recognized the funded status of its defined benefit pension plans since its adoption of the Accelerated Method, the adoption of SFAS 158 did not have any effect on the Company's reported pension liability or pension expense in any period presented. For the Postretirement Plans, the Company was required to recognize to accumulated other comprehensive income an unrecognized net actuarial loss of $2,350.

SFAS 158 was adopted on October 1, 2006 and the effect on the Company's consolidated balance sheet was as follows:

	Pension Plans	Postretirement Plans
Other long-term liabilities	$—	$ 2,350
Total liabilities	$—	$ 2,350
Accumulated other comprehensive income	$—	$(2,350)
Total stockholders' equity	$—	$(2,350)

The following tables include the Company's U.S. Plan and *Lejaby* Plan (collectively the "Pension Plans") for Fiscal 2007 and Fiscal 2006, which represent approximately 98% of total defined benefit pension plan assets and approximately 98% of total defined benefit pension plan liabilities. The UK Plan was not considered to be material for any period presented.

(Dollars in thousands, excluding per share amounts)

A reconciliation of the balance of plan benefit obligations follows:

	Pension Plans		Postretirement Plans	
	December 29, 2007	December 30, 2006	December 29, 2007	December 30, 2006
Change in projected benefit obligations:				
Benefit obligation at beginning of period	$156,400	$158,298	$ 7,626	$7,245
Service cost	95	87	166	201
Interest cost	9,218	9,010	408	433
Actuarial (gain) loss (a)	(8,465)	(959)	(2,804)	360
Benefits paid	(10,690)	(10,514)	(628)	(613)
Translation adjustments	539	478	—	—
Benefit obligation at end of period	$147,097	$156,400	$ 4,768	$7,626

(a) The Pension Plans' actuarial gain in Fiscal 2007 is due primarily to the gain related to the change in the discount rate ($11,800), partially offset by other actuarial losses ($3,500) during Fiscal 2007. The Pension Plans' actuarial gain in Fiscal 2006 is due primarily to the gain related to the change in the discount rate ($2,600), partially offset by other actuarial losses ($1,500) during Fiscal 2006. The Postretirement Plans' actuarial gain in Fiscal 2007 is primarily related to a plan amendment ($1,800), the change in the discount rate ($500) and other actuarial gains ($500).

A reconciliation of the change in the fair value of plan assets is as follows:

	Pension Plans		Postretirement Plans	
	December 29, 2007	December 30, 2006	December 29, 2007	December 30, 2006
Fair value of plan assets at beginning of period	$125,246	$112,028	$ —	$ —
Actual return on plan assets	9,677	10,590	—	—
Employer's contributions	13,915	13,142	628	613
Benefits paid	(10,691)	(10,514)	(628)	(613)
Fair value of plan assets at end of period	$138,147	$125,246	$ —	$ —
Unfunded status	$ (8,950)	$(31,154)	$(4,768)	$(7,626)
Unrecognized net actuarial loss (gain)	—	—	(372)	2,545
Net amount recognized / Retirement obligations (a)	$ (8,950)	$(31,154)	$(5,140)	$(5,081)

(a) The net amount recognized for the Pension Plans as of December 29, 2007 is included in the Company's consolidated statement of position as follows: $3,723 in Accrued pension obligation and $5,227 in Liabilities of discontinued operations (which amount relates to the Company's *Lejaby* business which was classified as a discontinued operation for reporting purposes—See *Note 3*).

(Dollars in thousands, excluding per share amounts)

The components of net periodic (benefit) cost are as follows:

	Pension Plans			Postretirement Plans		
	Fiscal 2007	Fiscal 2006	Fiscal 2005	Fiscal 2007	Fiscal 2006	Fiscal 2005
Service cost	$ 95	$ 87	$ —	$166	$201	$302
Interest cost	9,218	9,010	8,658	409	433	394
Expected return on plan assets	(10,184)	(9,069)	(7,576)	—	—	—
(Gain) loss on plan assets in excess of expected return	507	(1,521)	725	—	—	—
Net actuarial (gain) loss (a)	(8,465)	(735)	(647)	—	165	154
Amortization of loss	—	—	—	112		
Net (benefit) cost (b)	$ (8,829)	$(2,228)	$ 1,160	$687	$799	$850

(a) The Pension Plans' net actuarial gain in Fiscal 2007 is primarily related to the change in the discount rate ($11,800), partially offset by other actuarial losses ($4,000, including a $500 loss on plan assets). The Pension Plans' net actuarial gain in Fiscal 2006 is primarily related to the change in the discount rate, partially offset by other actuarial losses in Fiscal 2006.

(b) The Pension Plans' net (benefit) cost is recorded in the statement of operations as follows: Fiscal 2007 – ($9,025) in continuing operations and $196 in discontinued operations; Fiscal 2006 – ($2,820) in continuing operations and $592 in discontinued operations; and Fiscal 2005 – $1,160 in continuing operations. The Pension Plans' net benefit (income) cost does not include costs related to certain foreign defined benefit plans of $187 and $464 in Fiscal 2007 and Fiscal 2006, respectively.

The following table summarizes the amounts recorded in accumulated other comprehensive income that are expected to be recognized as a component of net benefit (income) cost in fiscal 2008:

	Pension Plans	Postretirement Plans
Initial net asset (obligation)	$—	$ —
Prior service cost	—	166
Net loss	—	(77)
Total estimated amortization from Accumulated Other Comprehensive Income for fiscal 2008	$—	$ 89

The U.S. Plan's weighted average asset allocations are as follows (the Lejaby Plan is unfunded):

	Targeted Asset Allocation	December 29, 2007	December 30, 2006
Asset Category:			
Equity securities	40%	41%	42%
Debt securities	20%	17%	15%
Real estate	5%	6%	7%
Other	35%	36%	36%
Total	100%	100%	100%

The Company's investment strategy for the Pension Plan's assets is to invest in a diversified portfolio of assets managed by various fund and money managers. No individual manager accounts for more than 15% of overall U.S. Plan assets at December 29, 2007. The Company's goal is to provide for steady growth in the U.S. Plan's assets, exceeding the Company's expected return on plan assets of 8%. Individual fund managers are evaluated against a relevant market index and against other managers with similar investment goals. Underperforming investments are reallocated to other investments and fund managers. The portfolio is balanced annually to maintain the Company's

(Dollars in thousands, excluding per share amounts)

targeted allocation percentages by type of investment. The targeted allocation percentages are guidelines; actual investments may differ from the targeted allocations.

Investments are stated at fair value based upon quoted market prices, if available. Amounts for securities that have no quoted market price represent estimated fair value. The U.S. Plan's investments in limited partnerships (approximately $47,292 at December 29, 2007 and $41,820 at December 30, 2006) are valued based on estimated fair value by the management of the limited partnerships as reported to the Trustee in the absence of readily ascertainable market values. These estimated fair values are based upon the underlying investments of the limited partnerships. Because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material. The limited partnerships utilize a "fund of funds" approach resulting in diversified multistrategy, multimanager investments. The limited partnerships invest capital in a diversified group of investment entities, generally hedge funds, private investment companies, portfolio funds and pooled investment vehicles which engage in a variety of investment strategies, managed by investment managers. Fair value is determined by the administrators of each underlying investment, in consultation with the investment managers. The U.S. Plan records its proportionate share of the partnerships' fair value as recorded in the partnerships' financial statements. The limited partnerships allocate gains, losses and expenses to the partners based on the ownership percentage as described in the partnership agreements. Certain limited partnerships place limitation on withdrawals, for example by allowing only semi-annual redemptions, as described in the partnership agreements.

The Company expects to contribute approximately $8,133 to the U.S. Plan in fiscal 2008. The amount of cash contributions the Company is required to make to the U.S. Plan could increase or decrease depending on the performance of the U.S. Plan's assets and other factors which are not in the control of the Company. The Company's expected cash contributions to the Postretirement Plans are equal to the expected benefit payments as shown in the table below due to the nature of the Postretirement Plans.

Future benefit payments are expected to be:

	Pension Plans	Postretirement Plans
2008	$10,831	$ 460
2009	10,884	430
2010	10,750	400
2011	11,052	390
2012	11,293	360
2013-2017	59,063	1,550

(Dollars in thousands, excluding per share amounts)

The weighted-average assumptions used in the actuarial calculations for the Pension Plans and Postretirement Plans were as follows:

	Fiscal 2007		Fiscal 2006		Fiscal 2005
	Postretirement Plans and U.S. Plan	Lejaby Plan	Postretirement Plans and U.S. Plan	Lejaby Plan	
Discount rate used for determining projected benefit obligation	6.75%	4.5% – 5.5%	6.00%	4.50%	5.85%
Discount rate used for determining net benefit (income) cost	6.00%	4.50%	5.85%	4.50%	5.50%
Long-term rate of return on plan assets	8.00%	N/A	8.00%	N/A	7.00%
Average rate of compensation increase for determining projected benefit obligation	N/A	2.50%	N/A	2.00%	N/A
Average rate of compensation increase for determining net benefit (income) cost	N/A	N/A	N/A	2.00%	N/A

The Company's discount rate used for determining projected benefit obligation for both the U.S. Plan and Postretirement Plans was 6.75% for Fiscal 2007, 6.0% for Fiscal 2006, and 5.85% for Fiscal 2005. The Company evaluates the discount rate each year at the valuation date and adjusts the discount rate as necessary. The discount rate is selected by matching projected benefit payments to a synthetic portfolio of high quality (rated "Aa" or higher by Moody's Investor Services) corporate bond yields and the duration of obligations for participants in the U.S. Plan. The projected benefit payments are matched to spot interest rates over the expected payment period and a single discount rate is developed. The Company utilizes the expertise of third-party actuarial consultants to assist in determining the discount rate. The Company believes that a 2007 discount rate of 6.75% for the U.S. Plan and 4.5% to 5.5% for the Lejaby Plan properly reflect the characteristics of the Company's plans, the long-term nature of its pension benefit obligations and current market conditions. Other companies' pension plans may have different characteristics than the Company's plans and as a result, their discount rates may be higher or lower than the rate used by the Company. Changes in the discount rate used to determine pension benefit obligations are reflected in pension expense in the fourth quarter of the Company's fiscal year in accordance with the Company's use of the Accelerated Method of recognizing actuarial gains and losses. The use of the Accelerated Method results in increased volatility in the Company's reported pension expense compared to other companies. The Company's expected rate of return on plan assets in the table above only applies to U.S. Plan assets and reflects the Company's expectation of the long-term rate of return on the U.S. Plan's assets. The Company evaluates its discount rate and long-term rate of return assumptions annually.

The Company's estimated long-term rate of return on U.S. Plan assets (used to determine estimated pension expense for interim periods) is based upon the actual net returns realized by the U.S. Plan's assets for the last three years (approximately 8.0% net of U.S. Plan expenses) and the return expected to be earned in the future based upon the historical rates of return earned by the S&P 500 Index (65%) and the Lehman Aggregate Medium Duration Corporate Bond Index (35%), weighted to reflect the targeted mix of U.S. Plan assets. The weighted index rate of return has been approximately 8.3% net of estimated U.S. Plan expenses since the inception of the U.S. Plan's current investment strategy. The rate of compensation increase is not applicable for the U.S. Plan because U.S. Plan participants' benefits have been frozen. The Company's defined benefit plans measurement date is its fiscal year-end.

(Dollars in thousands, excluding per share amounts)

For measurement purposes, the weighted average annual assumed rate of increase in the per capita cost of covered benefits (health care trend rate) related to Postretirement Plans is as follows:

	December 29, 2007	December 30, 2006
Health care cost trend rate assumed next year:		
Pre-65	8.5%	10.0%
Post-65	9.0%	11.0%
Rate at which the trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year trend rate reaches the ultimate rate	2012	2012

A one-percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost components	$ 88	$ (70)
Effect on health care component of the accumulated post-retirement benefit obligation	$428	$(358)

The Company also sponsors a defined contribution plan for substantially all of its domestic employees. Employees can contribute to the plan, on a pre-tax basis, a percentage of their qualifying compensation up to the legal limits allowed. The Company makes matching contributions to the defined contribution plan. The maximum Company contribution on behalf of any individual employee was $11.250 (including $4.500 of maximum profit sharing contribution), $11.000 (including $4.400 of maximum profit sharing contribution), and $5.040 for 2007, 2006, and 2005, respectively. Employees fully vest in the Company contribution once they have attained four years. Company contributions to the defined contribution plan, in the aggregate, were $4,069 (including $1,943 of profit sharing contribution for Fiscal 2006 made in Fiscal 2007), $4,148 (including $1,920 of profit sharing contribution for Fiscal 2005 made in Fiscal 2006), and $1,667 for Fiscal 2007, Fiscal 2006, and Fiscal 2005, respectively.

On April 25, 2005, the Company adopted a deferred compensation plan (the "Deferred Compensation Plan") for the benefit of certain employees. The Deferred Compensation Plan allows participating employees to make pre-tax deferrals of up to 50% of their annual base salary and up to 100% of their incentive pay. A bookkeeping account is established for each participant, and each account is increased or decreased by the deemed positive or negative return based on hypothetical investment alternatives approved by the Company and selected by the participating employee. In the case of a change of control, the Company expects to establish a "rabbi" trust in connection with the Deferred Compensation Plan and will make contributions to the rabbi trust equal to the Deferred Compensation Plan's aggregate benefit obligations. As of December 29, 2007 and December 30, 2006, the Company had a liability with respect to the Deferred Compensation Plan of $1,379 and $745, respectively, for employee contributions and investment activity to date, which is recorded in other long-term liabilities.

On January 31, 2007, the Company adopted a non-employee directors deferred compensation plan (the "Directors Deferred Compensation Plan") for the benefit of non-employee directors. The Directors Deferred Compensation Plan allows participating directors to make pre-tax deferrals of their annual retainer and committee meeting fees, whether payable in the form of cash or unrestricted shares of the Company's common stock. A bookkeeping account is established for each participant

(Dollars in thousands, excluding per share amounts)

and each account is increased or decreased by the deemed positive or negative return based on hypothetical investment alternatives approved by the Company and selected by the participating non-employee director. As of December 29, 2007, the Company had a liability with respect to the Directors Deferred Compensation Plan of $242 for director contributions and investment activity to date, which is recorded in other long-term liabilities.

Note 8—Inventories

	December 29, 2007	December 30, 2006
Finished goods	$260,478	$308,043
Work in process / in transit	57,074	63,965
Raw materials	15,100	35,609
	$332,652	$407,617

As of December 29, 2007, the Company was party to outstanding foreign currency exchange contracts to purchase approximately $12,552 for a total of approximately €8,765 at a weighted average exchange rate of $1.43 to €1.00. The foreign currency exchange contracts mature through June 2008 and are designed to fix the number of euros required to satisfy the first one-third of dollar denominated purchases of inventory by certain of the Company's European subsidiaries. These foreign currency exchange contracts were not designated as cash flow hedges for financial reporting purposes and the Company recorded approximately $847 in losses related to these contracts for Fiscal 2007. As of December 30, 2006, the Company was not party to any outstanding foreign currency exchange contracts.

(Dollars in thousands, excluding per share amounts)

Note 9—Property, Plant and Equipment

	December 29, 2007	December 30, 2006
Land and land improvements	$ 491	$ 734
Building, building improvements and leasehold improvements	48,697	47,023
Furniture and fixtures	56,535	54,989
Machinery and equipment	24,971	25,759
Computer hardware and software	96,206	94,784
Construction in progress	8,892	1,260
	$ 235,792	$ 224,549
Less: Accumulated depreciation and amortization	(123,876)	(101,921)
Property, plant and equipment, net	$ 111,916	$ 122,628

Depreciation and amortization expense related to property, plant and equipment was $52,165, $35,330, and $26,644 for Fiscal 2007, Fiscal 2006, and Fiscal 2005, respectively.

Note 10—Intangible Assets and Goodwill

The following tables set forth intangible assets at December 29, 2007 and December 30, 2006 and the activity in the intangible asset accounts during Fiscal 2007 and Fiscal 2006:

	December 29, 2007			December 30, 2006		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Finite-lived intangible assets:						
Licenses for a term (Company as licensee)	$271,634	$29,525	$242,109	$314,810	$18,824	$295,986
Sales order backlog	—	—	—	1,600	1,600	—
Other	16,912	4,469	12,443	15,007	2,003	13,004
	288,546	33,994	254,552	331,417	22,427	308,990
Indefinite lived intangible assets:						
Trademarks	19,366	—	19,366	120,153	—	120,153
Licenses in perpetuity	8,909	—	8,909	43,243	—	43,243
	28,275	—	28,275	163,396	—	163,396
Intangible Assets	$316,821	$33,994	$282,827	$494,813	$22,427	$472,386

(Dollars in thousands, excluding per share amounts)

	Trademarks	Licenses in Perpetuity	Finite-lived Intangible Assets	Sales Order Backlog	Other	Total
Balance at December 31, 2005	154,397	45,500	102,276	—	—	302,173
Acquisition of CKJEA Business (a)	—	—	193,150	1,600	13,800	208,550
Disposition of *Ocean Pacific* (b)	(30,000)	—	(4,071)	—	—	(34,071)
Amortization expense	—	—	(8,666)	(1,600)	(2,003)	(12,269)
Recognition of deferred tax assets (c)	(6,006)	(2,257)	(2,728)	—	—	(10,991)
Translation adjustments	1,762	—	16,025		1,207	18,994
Balance at December 30, 2006	120,153	43,243	295,986	—	13,004	472,386
Amortization expense	—	—	(10,701)	—	(2,466)	(13,167)
Disposition of Catalina and Anne Cole (d)	(5,703)	(2,946)	—	—	—	(8,649)
Acquisition of Shanghai stores	—	—	—	—	500	500
Transfer of Lejaby to discontinued operations (e)	(17,699)	—	—	—	—	(17,699)
Recognition of deferred tax assets (f)	(77,385)	(31,388)	(69,322)	—	—	(178,095)
Translation adjustments	—	—	26,146	—	1,405	27,551
Balance at December 29, 2007	$ 19,366	$ 8,909	$242,109	$ —	$12,443	$ 282,827

(a) On January 31, 2006, the Company completed the CKJEA Acquisition (see *Note 2*). The total amount assigned (based on the Company's allocation of the purchase price) to intangible assets subject to amortization is summarized below. The Company notes that no amounts were assigned to intangible assets not subject to amortization and none of the intangible assets are expected to have a residual value:

	Assigned Value as of Date of Acquisition	Weighted Average Useful Life
Licenses acquired for a term	$193,150	40 years
Sales order backlog	1,600	4 months
Favorable leases, customer lists and other	13,800	9 years
	$208,550	

(b) On November 6, 2006, the Company completed the sale of the trademarks and goodwill of its *OP* businesses. See *Note 32*.

(c) During Fiscal 2006 reductions in valuation allowances (as a result of the Company recognizing certain deferred tax assets related to NOL carryovers in existence as of the Effective Date) of $10,991 were ratably applied against non-current intangible assets in existence as of the Effective Date. See *Note 6* for additional disclosure regarding deferred tax assets and reductions in valuation allowances.

(d) On December 28, 2007, the Company sold its *Catalina* and *Anne Cole businesses.* See *Note 3.*

(e) As of December 29, 2007, the Company's *Lejaby* business was classified as a discontinued operation. See *Note 3.*

(f) During Fiscal 2007 reductions in valuation allowances (as a result of the Company recognizing certain deferred tax assets related to NOL carryovers in existence as of the Effective Date) of $188,557 were ratably applied against non-current intangible assets in existence as of the Effective Date as follows: $178,095 to intangibles of continuing operations, $10,401 to intangibles of discontinued operations and $61 to intangible that were sold during Fiscal 2007. See *Note 6* for additional disclosure regarding deferred tax assets and reductions in valuation allowances.

(Dollars in thousands, excluding per share amounts)

The following table summarizes the Company's weighted average amortization period related to each class of finite-lived intangible asset:

	Weighted Average Amortization Period
Finite lived intangible assets:	
Licenses for a term (Company as licensee)	40 years
Other	9 years

The following table summarizes the Company's estimated amortization expense for intangible assets for the next five years:

2008	$7,287
2009	7,121
2010	7,112
2011	6,439
2012	6,112

The following table summarizes the changes in the carrying amount of goodwill for Fiscal 2007 and Fiscal 2006:

	Sportswear Group	Intimate Apparel Group	Swimwear Group	Total
Goodwill balance at December 31, 2005	$ 4,100	$ 5,709	$ 20,234	$ 30,043
Adjustment:				
CKJEA Acquisition (a)	93,025	—	—	93,025
Sale of OP trademarks (b)	—	—	(17,801)	(17,801)
Income taxes (c)	(2,557)	(5,387)	(1,768)	(9,712)
Translation adjustments	5,121	37	—	5,158
Other (d)	461	—	(23)	438
Goodwill balance at December 30, 2006	100,150	359	642	101,151
Adjustment:				
Income taxes (e)	(760)	—	—	(760)
Translation adjustments	8,312	41	—	8,353
Other (f)	(1,796)			(1,796)
Goodwill balance at December 29, 2007	$105,906	$ 400	$ 642	$106,948

(a) Relates to the CKJEA Acquisition (see *Note 2*). The $93,025 of goodwill was originally assigned to the Company's Sportswear Group. None of the acquired goodwill is expected to be deductible for tax purposes.

(b) Relates to goodwill associated with the *Ocean Pacific* business which was sold on November 6, 2006. See *Note 2*.

(c) Relates primarily to adjustments to deferred taxes resulting from the realization, during the year, of certain deferred tax assets that existed as of the Effective Date.

(d) Reflects, among other items, amounts for the acquisition by the Company of a business located in Asia that had provided sourcing and buying agent services to the Company. The consideration for the acquisition is based primarily on the cost of inventory sourced by the acquired entity from the date of acquisition through February 26, 2006. The total purchase price for the acquisition was approximately $2,000. Effective June 16, 2006, the Company acquired an additional component of the abovementioned business for approximately $1,000.

(e) Reflects adjustments for deferred taxes primarily related to the establishment of NOL's in existence as of the date of acquisition of the CKJEA business.

(f) Primarily related to the reduction of certain reserves in the Company's CKJEA businesses that were in existence on the date of acquisition of the CKJEA business.

(Dollars in thousands, excluding per share amounts)

Note 11—Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income as of December 29, 2007 and December 30, 2006 are summarized below:

	December 29, 2007	December 30, 2006
Foreign currency translation adjustments (a)	$70,610	$34,077
Actuarial gains (losses), net related to post retirement medical plans	(793)	(2,545)
Other	(234)	(79)
Total accumulated other comprehensive income	$69,583	$31,453

(a) The foreign currency translation adjustments reflect the change in the U.S. dollar relative to functional currencies where the Company conducts certain of its operations.

The Company's previously issued consolidated financial statements for Fiscal 2006 included the effect of adopting SFAS No. 158 as a component of Other Comprehensive Income for Fiscal 2006. The effect of adopting SFAS 158 should have been classified as a separate component of Accumulated Other Comprehensive Income, not as a component of Other Comprehensive Income within the Company's Consolidated Statement of Stockholders' Equity for Fiscal 2006. The cumulative effect of adopting SFAS 158 was $2,350. Other Comprehensive Income for Fiscal 2006 should have been reported as $79,885, not $77,535 as reported previously. The Company has corrected its presentation of Other Comprehensive Income for Fiscal 2006 in the accompanying Consolidated Statements of Stockholders' Equity and Comprehensive Income. The correction of Other Comprehensive Income for Fiscal 2006 has no effect on Accumulated Other Comprehensive Income, Stockholders' Equity, Total Assets or Net Income for any period previously reported.

Note 12—Debt

Debt was as follows:

	December 29, 2007	December 30, 2006
Short-term debt		
CKJEA notes payable	$54,109	$ 66,461
Current portion of Term B Note due 2012	1,800	41,800
Other	206	478
	56,115	108,739
Long-term debt		
8⅞% Senior Notes due 2013	205,000	205,000
Term B Note due 2012	105,500	127,300
Other	—	158
	310,500	332,458
Total Debt	$366,615	$441,197

As of December 29, 2007 total maturities of long-term debt are as follows: $1,800 in 2009, $1,800 in 2010, $1,800 in 2011, $100,100 in 2012 and $205,000 thereafter.

(Dollars in thousands, excluding per share amounts)

Financing Agreements

Senior Notes

On June 12, 2003, Warnaco completed the sale of $210,000 aggregate principal amount of Senior Notes at par value, which notes mature on June 15, 2013 and bear interest at 8⅞% payable semi-annually on December 15 and June 15 of each year. No principal payments prior to the maturity date are required. On June 2, 2006, the Company purchased $5,000 aggregate principal amount of the outstanding $210,000 Senior Notes for total consideration of $5,200 in the open market. In connection with the purchase, the Company recognized a loss on the repurchase of debt of approximately $458, which included the recognition of approximately $258 of deferred financing costs. The loss on the repurchase is included in the other loss (income) line item in the Company's consolidated statement of operations.

The Senior Notes are unconditionally guaranteed, jointly and severally, by Warnaco Group and substantially all of Warnaco's domestic subsidiaries (all of which are 100% owned, either directly or indirectly, by Warnaco). The Senior Notes are effectively subordinate in right of payment to existing and future secured debt (including the Amended and Restated Credit Agreement) and to the obligations (including trade accounts payable) of the subsidiaries that are not guarantors of the Senior Notes. The guarantees of each guarantor are effectively subordinate to that guarantor's existing and future secured debt (including guarantees of the Amended and Restated Credit Agreement) to the extent of the value of the assets securing that debt. There are no restrictions that prevent the guarantor subsidiaries from transferring funds or paying dividends to the Company. The indenture pursuant to which the Senior Notes were issued contains covenants which, among other things, restrict the Company's ability to incur additional debt, pay dividends and make restricted payments, create or permit certain liens, use the proceeds of sales of assets and subsidiaries' stock, create or permit restrictions on the ability of certain of Warnaco's subsidiaries to pay dividends or make other distributions to Warnaco or to Warnaco Group, enter into transactions with affiliates, engage in certain business activities, engage in sale and leaseback transactions and consolidate or merge or sell all or substantially all of its assets. Redemption of the Senior Notes prior to their maturity is subject to premiums as set forth in the indenture. In connection with the offering of the Senior Notes, the Company entered into a registration rights agreement with the initial purchasers of the Senior Notes, which, among other things, required Warnaco and the guarantors to complete a registration and exchange of the Senior Notes. In accordance with the registration rights agreement, the Company completed the registration and exchange of the Senior Notes in the first quarter of Fiscal 2004.

Interest Rate Swap Agreements

On September 18, 2003, the Company entered into an interest rate swap agreement (the "2003 Swap Agreement") with respect to the Senior Notes for a total notional amount of $50,000. The 2003 Swap Agreement provides that the Company will receive interest of 8⅞% and pay a variable rate of interest based upon six month London Interbank Offered Rate ("LIBOR") plus 4.11% (8.94% at December 29, 2007). The 2003 Swap Agreement expires on June 15, 2013 (the date on which the Senior Notes mature). The Company designated the 2003 Swap Agreement as a fair value hedge of the changes in fair value of $50,000 aggregate principal amount of the $210,000 aggregate principal amount of Senior Notes outstanding. As of December 29, 2007, the fair value of the 2003 Swap Agreement was a gain of $128. As of December 30, 2006, the fair value of the 2003 Swap Agreement was a loss of $1,622.

On November 5, 2004, the Company entered into a second interest rate swap agreement (the "2004 Swap Agreement") with respect to the Company's Senior Notes for a total notional amount of $25,000. The 2004 Swap Agreement provides that the Company will receive interest of 8⅞% and pay a

(Dollars in thousands, excluding per share amounts)

variable rate of interest based upon six months LIBOR plus 4.34% (9.17% at December 29, 2007). The 2004 Swap Agreement expires on June 15, 2013 (the date on which the Senior Notes mature). The Company designated the 2004 Swap Agreement as a fair value hedge of the changes in fair value of $25,000 aggregate principal amount of the $210,000 aggregate principal amount of Senior Notes outstanding. As of December 29, 2007, the fair value of the 2004 Swap Agreement was a loss of $148. As of December 30, 2006, the fair value of the 2004 Swap Agreement was a loss of $1,091.

As a result of the 2003 and 2004 Swap Agreements, the weighted average effective interest rate of the Senior Notes was 8.93% and 9.12% as of December 29, 2007 and December 30, 2006, respectively.

The fair value of the Company's outstanding interest rate swap agreements reflect the termination premium (unrealized loss) or termination discount (unrealized gain) that the Company would realize if such swaps were terminated on the valuation date. Since the provisions of the Company's 2003 Swap Agreement and 2004 Swap Agreement match the provisions of the Company's outstanding Senior Notes (the "Hedged Debt"), changes in the fair value of the outstanding swaps do not have any effect on the Company's results of operations but are recorded in the Company's consolidated balance sheets. Unrealized gains on the outstanding interest rate swap agreements are included in other assets with a corresponding increase in the Hedged Debt. Unrealized losses on the outstanding interest rate swap agreements are included as a component of long-term debt with a corresponding decrease in the Hedged Debt. The table below summarizes the unrealized gains (losses) of the Company's outstanding swap agreements:

	December 29, 2007	December 30, 2006
Unrealized loss:		
2003 Swap Agreement	$ 128	$(1,622)
2004 Swap Agreement	(148)	(1,091)
Net unrealized loss	$ (20)	$(2,713)

Revolving Credit Facility; Amended and Restated Credit Agreement

On January 31, 2006, the Company's revolving credit facility was amended and restated (the "Amended and Restated Credit Agreement") in connection with the closing of the CKJEA Acquisition to, among other things, add a $180,000 term loan facility (the "Term B Note") which was used to finance a portion of the CKJEA Acquisition. Generally, the loans under the Term B Note bear interest at either Citibank N.A.'s base rate plus 0.50% or at LIBOR plus 1.50%, in each case, on a per annum basis. As of December 29, 2007, the weighted average interest rate for the loans outstanding under the Term B Note was 6.77%. The Term B Note matures on December 31, 2012. As of December 29, 2007, principal payments due under the Term B Note were: (i) quarterly installments of $450 through March 31, 2012; (ii) $42,300 on each of June 30, 2012 and September 30, 2012; and (iii) $15,050 on December 31, 2012. Loans under the Amended and Restated Credit Agreement may be required to be repaid upon the occurrence of certain events, including certain types of asset sales, insurance recoveries, and issuances of debt. In addition, the Term B Note requires the Company to repay the Term B Note principal in amounts equal to 25% of Excess Cash Flow (as defined in the Amended and Restated Credit Agreement), if any, subject to certain conditions.

In addition to the amendments under the Amended and Restated Credit Agreement relating to the Term B Note, on January 31, 2006, the Company also increased the revolving credit facility commitment under the Amended and Restated Credit Agreement to $225,000. The $225,000 revolving credit facility commitment under the Amended and Restated Credit Agreement matures on February 3, 2009. The revolving credit facility includes a provision which allows the Company to increase the maximum available borrowings under the revolving credit facility from $225,000 to

(Dollars in thousands, excluding per share amounts)

$375,000. In accordance with the Amended and Restated Credit Agreement, effective April 3, 2007, rates for the revolving credit facility were adjusted to the Citibank N.A.'s base rate plus 0.25% (7.50% at December 29, 2007) or at LIBOR plus 1.25% (approximately 5.98% at December 29, 2007), in each case, on a per annum basis. Prior to the April 3, 2007 adjustment, borrowings under the revolving credit facility bore interest at Citibank N.A.'s base rate plus 0.50% (8.75% at December 30, 2006) or at LIBOR plus 1.5% (approximately 6.86% at December 30, 2006), in each case, on a per annum basis. The rates of interest payable on outstanding borrowings under the revolving credit facility may change based on the Company's financial ratios. The Company enters into contracts to elect the LIBOR option when it expects borrowings to be outstanding for more than 30 days. The remaining balances bear interest based upon Citibank N.A.'s base rate. The revolving credit facility contains financial covenants that, among other things, require the Company to maintain a fixed charge coverage ratio above a minimum level and a leverage ratio below a maximum level and limit the amount of the Company's capital expenditures. In addition, the revolving credit facility contains certain covenants that, among other things, limit investments and asset sales, prohibit the payment of dividends (subject to limited exceptions) and limit the incurrence of material additional indebtedness. As part of the Amended and Restated Credit Agreement, certain covenants were modified, including financial covenants and the covenants relating to indebtedness, acquisitions, asset sales and investments. Further, certain terms and conditions under which an Event of Default (as defined in the Amended and Restated Credit Agreement) may be declared were amended.

The Amended and Restated Credit Agreement is guaranteed by the Company and its domestic subsidiaries (other than Warnaco) and the obligations under such guaranty, together with Warnaco's obligations under the Amended and Restated Credit Agreement, are secured by a lien for the benefit of the lenders on substantially all of the assets of the Company and its domestic subsidiaries.

As of December 29, 2007, under the Amended and Restated Credit Agreement, the Company had $107,300 outstanding under the Term B Note and no borrowings outstanding under the revolving credit facility. As of December 29, 2007, the Company had $217,816 of credit available under the revolving credit facility of the Amended and Restated Credit Agreement which included available borrowings of $200,384 (based upon the applicable borrowing base calculations) plus $74,693 of cash collateral, less outstanding letters of credit of $57,261.

On November 6, 2006, the Company entered into an amendment to its Amended and Restated Credit Agreement to, among other things, permit the *OP* sale, designate that the net proceeds of such sale would be used to repay term loans under the Amended and Restated Credit Agreement, permit the Company to hold certain investments in connection with such sale, and expand the ability of the Company to repurchase its common stock (based on certain tests), in each case subject to certain limitations and restrictions. In connection with the *OP* sale, the Company paid $10,000 against the Term B Note in December 2006 and an additional $40,000 in January 2007.

During December 2007, the Company entered into an amendment to its Amended and Restated Credit Agreement to, among other things, permit the sale of the Company's *Catalina*, *Anne Cole* and *Cole of California* businesses and designate that the net proceeds of such sale would be used to repay term loans under the Amended and Restated Credit Agreement. With the proceeds from the sale of the Company's *Catalina*, *Anne Cole* and *Cole of California* businesses (see *Note 2*), the Company paid $20,000 against the Term B Note on December 28, 2007.

CKJEA Assumed Debt

In connection with the CKJEA Acquisition in January 2006, the Company assumed certain debt of approximately $89,541. Simultaneously with the closing of the acquisition, the Company repaid approximately $44,518 of the outstanding debt. Debt of $54,109 and $66,461 at December 29, 2007 and December 30, 2006, respectively, consisted of short-term revolving credit facilities with a number of

(Dollars in thousands, excluding per share amounts)

banks at various interest rates (primarily Euro LIBOR plus 1.0%). As of December 29, 2007 and December 30, 2006, the weighted average interest rate for the assumed debt outstanding was approximately 4.88% and 4.42%, respectively. All of the CKJEA Business' short-term notes have been renewed for additional terms of no more than 12 months.

Foreign Revolving Credit Facility

During Fiscal 2005, certain of the Company's foreign subsidiaries (the "Foreign Subsidiaries") entered into a $25,000 revolving credit facility with Bank of America, N.A. (the "Foreign Revolving Credit Facility"). The Foreign Revolving Credit Facility provides for a four year, non-amortizing revolving credit facility. Borrowings under the Foreign Revolving Credit Facility accrue interest at LIBOR or, if applicable, the lending bank's base rate, in each case, plus 2.25% or 2.00% (depending on the level of EBITDA (as defined in the Foreign Revolving Credit Facility) of the Foreign Subsidiaries). The Foreign Revolving Credit Facility is secured by first priority security interests on the assets of the Foreign Subsidiaries and the Foreign Subsidiaries guarantee each other's obligations under the Foreign Revolving Credit Facility. The Foreign Revolving Credit Facility contains covenants that require the Foreign Subsidiaries to maintain certain financial ratios and limit the amount of the Foreign Subsidiaries' capital expenditures. In addition, the Foreign Revolving Credit Facility contains certain restrictive covenants which, among other things, limit investments by the Foreign Subsidiaries and prohibit the Foreign Subsidiaries from incurring additional indebtedness. The Company's ability to borrow under the Foreign Revolving Credit Facility is subject to the satisfaction of certain conditions. As of December 29, 2007, the Company had no borrowings outstanding under the Foreign Revolving Credit Facility.

Debt Covenants

The Company is not aware of any non-compliance with the covenants of its Amended and Restated Credit Agreement, its Senior Notes or its Foreign Revolving Credit Facility as of December 29, 2007 and December 30, 2006.

Interest

The Company anticipates that interest payments, based on current rates, related to long-term debt are as follows: $27,576 in 2008; $27,454 in 2009; $27,333 in 2010; $27,211 in 2011; $23,772 in 2012 and $10,597 thereafter.

(Dollars in thousands, excluding per share amounts)

Note 13—Stockholders' Equity

Preferred Stock

The Company has authorized an aggregate of 20,000,000 shares of preferred stock, par value $0.01 per share, of which 112,500 shares are designated as Series A preferred stock, par value $0.01 per share. There were no shares of preferred stock issued and outstanding at either December 30, 2006 or December 31, 2005.

Share Repurchase Program

In May 2007, the Company's Board of Directors authorized a share repurchase program (the "2007 Share Repurchase Program") for the repurchase of up to 3,000,000 shares of the Company's common stock. The Company expects that, in order to comply with the terms of applicable debt instruments, purchases under this authorized program will be made over a period of four years from the date the program was approved. The share repurchase program may be modified or terminated by the Company's Board of Directors at any time. As of December 29, 2007, the Company had cumulatively purchased 566,869 shares of common stock in the open market at a total cost of approximately $22,047 (an average cost of $38.89 per share) under the 2007 Share Repurchase Program.

In July 2005, the Company's Board of Directors authorized a share repurchase program (the "2005 Share Repurchase Program") for the repurchase of up to 3,000,000 shares of the Company's common stock. As of December 29, 2007, the Company had cumulatively purchased 3,000,000 shares of common stock in the open market at a total cost of approximately $77,256 (an average cost of $25.75 per share) under the 2005 Share Repurchase Program. During Fiscal 2007, the Company purchased 978,915 shares of common stock in the open market at a total cost of approximately $33,156 (an average cost of $33.87 per share) under the 2005 Share Repurchase Program. As of December 30, 2006, the Company had cumulatively purchased 2,021,085 shares of common stock in the open market at a total cost of approximately $44,100 (an average cost of $21.82 per share) under the 2005 Share Repurchase Program. During Fiscal 2006, the Company purchased 2,011,934 shares of common stock in the open market at a total cost of approximately $43,900 (an average cost of $21.81 per share) under the 2005 Share Repurchase Program. During Fiscal 2005, the Company purchased 9,151 shares of its common stock in the open market at a total cost of approximately $222 ($24.25 per share) under the 2005 Share Repurchase Program.

Repurchased shares are held in treasury pending use for general corporate purposes.

2005 Stock Incentive Plan

The Warnaco Group, Inc. 2005 Stock Incentive Plan (the "2005 Stock Incentive Plan") permits the granting of incentive stock options, non-qualified stock options, restricted stock, stock awards and other stock-based awards (including but not limited to restricted stock units), some of which may require the satisfaction of performance-based criteria in order to become vested or payable to participants. Subject to adjustment for dividends, distributions, recapitalizations, stock splits, reverse stock splits, reorganizations, mergers, consolidations, split-ups, spin-offs, combinations, repurchases or exchanges of shares or other securities of the Company, issuances of warrants or other rights to purchase shares of common stock or other securities of the Company and other similar events, the aggregate number of shares that may be issued under the 2005 Stock Incentive Plan is 3,000,000 shares of common stock; provided, however, that the aggregate number of shares that may be subject to restricted stock awards shall not exceed 750,000. The Compensation Committee of the Company's Board of Directors is responsible for administering the 2005 Stock Incentive Plan. The Company has

(Dollars in thousands, excluding per share amounts)

reserved 3,000,000 shares of its common stock for stock based compensation awards granted pursuant to the 2005 Stock Incentive Plan. Substantially all awards granted under the 2005 Stock Incentive Plan have a contractual life of 10 years and vest annually with respect to 1/3 of the award on each anniversary of the grant date beginning in 2006 provided that the grantee is employed by the Company on such date. At December 29, 2007, under the 2005 Stock Incentive Plan, there were approximately 330,000 shares available for future grants of stock options and approximately 118,300 shares available for future grants of either stock options or restricted stock awards.

2003 Stock Incentive Plan

The Board of Directors and Compensation Committee thereof are responsible for administration of The Warnaco Group, Inc. 2003 Stock Incentive Plan (the "2003 Stock Incentive Plan") and determine, subject to the provisions of the plans, the number of shares to be issued, the terms of awards, the sale or exercise price, the number of shares awarded and the rate at which awards vest or become exercisable. The Company has reserved 5,000,000 shares of common stock for stock-based compensation awards granted pursuant to the 2003 Stock Incentive Plan. Substantially all stock-based compensation awards granted after January 3, 2004 have a contractual life of 10 years and vest annually with respect to ⅓ of the award on each anniversary of the grant date beginning in 2005 provided that the grantee is employed by the Company on such date. Substantially all stock-based compensation awards granted prior to January 3, 2004 have a contractual life of 10 years and vest, with respect to ¼ of the award, six months after the grant date and, with respect to an additional ¼ of such award, each anniversary after the first vesting date for a period of three years provided that the grantee is employed by the Company on such date. At December 29, 2007, under the 2003 Stock Incentive Plan, there were approximately 56,000 shares available for future grants of either stock options or restricted stock awards.

A summary of stock option award activity under the Company's stock incentive plans as of December 29, 2007 and changes during Fiscal 2007 is presented below:

	Options	Weighted Average Exercise Price
Outstanding as of December 30, 2006	4,162,328	$18.01
Granted	305,100	26.45
Exercised	(922,314)	17.51
Forfeited / Expired	(175,766)	22.40
Outstanding as of December 29, 2007 (a)	3,369,348	$18.76
Options exercisable as of December 29, 2007	2,312,425	$16.32

(a) 586,865 options are expected to vest in fiscal 2008.

(Dollars in thousands, excluding per share amounts)

A summary of the activity for unvested restricted share/unit awards as of December 29, 2007 and changes during Fiscal 2007 is presented below:

	Restricted Shares/Units	Weighted Average Grant Date Fair Value
Unvested as of December 30, 2006	616,367	$22.44
Granted	581,491	27.66
Vested	(273,403)	21.69
Forfeited	(91,163)	24.89
Unvested as of December 29, 2007	833,292	$26.06

The following table summarizes information about options outstanding at December 29, 2007:

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Outstanding at December 29, 2007	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Intrinsic Value	Exercisable at December 29, 2007	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Intrinsic Value
$9.55 – $15.12	818,500	5.3	$ 9.79	$20,225	818,500	5.3	$ 9.79	$20,225
$15.13 – $20.68	946,755	6.3	18.29	15,346	922,155	6.3	18.27	14,969
$20.69 – $26.25	1,308,093	7.8	22.79	15,322	571,770	7.7	22.54	6,841
$26.26 – $31.81	291,600	9.2	27.12	2,153	—	—	—	—
$31.82 – $37.38	4,400	9.9	37.38	—	—	—	—	—
	3,369,348	6.9	$18.76	$53,046	2,312,425	6.3	$16.32	$42,035

The weighted average grant date fair value of options granted and the intrinsic value of options exercised and restricted shares/units vested during Fiscal 2007, Fiscal 2006 and Fiscal 2005 are as follows:

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Weighted-average grant date fair value of options granted	$10.78	$ 8.52	$ 8.24
Intrinsic value of options exercised	14.23	10.85	12.21
Total fair value of restricted shares/units vested	28.13	22.38	24.71

The following represents the reconciliation of the number of shares of common stock and treasury stock issued and outstanding as of December 29, 2007:

	December 29, 2007	December 30, 2006
Common Stock:		
Balance at beginning of year	46,985,925	46,146,869
Shares issued to directors	20,800	27,658
Shares issued upon exercise of stock options	922,314	502,877
Shares issued upon vesting of restricted stock grants	273,403	308,521
Balance at end of year	48,202,442	46,985,925
Treasury Stock:		
Balance at beginning of year	2,161,225	42,498
Purchases of Common Stock (a)	1,635,077	2,118,727
Balance at end of year	3,796,302	2,161,225

(a) Represents 1,545,784 and 2,011,934 shares for Fiscal 2007 and Fiscal 2006, respectively, purchased under the Company's share repurchase program and 89,293 and 106,793 shares for Fiscal 2007 and Fiscal 2006, respectively, surrendered by employees in satisfaction of certain payroll tax obligations associated with the vesting of restricted stock.

(Dollars in thousands, excluding per share amounts)

Note 14—Income per Common Share

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Numerator for basic and diluted income per common share:			
Income from continuing operations	$ 82,909	$ 66,232	$ 44,133
Basic:			
Weighted average number of shares outstanding used in computing income per common share	44,908,028	45,719,910	45,872,308
Income per common share from continuing operations	$ 1.85	$ 1.45	$ 0.96
Diluted:			
Weighted average number of shares outstanding	44,908,028	45,719,910	45,872,308
Effect of dilutive securities:			
Employee stock options	1,250,616	833,412	694,971
Unvested employees' restricted stock	459,663	329,077	236,774
Weighted average number of shares and share equivalents outstanding	46,618,307	46,882,399	46,804,053
Income per common share from continuing operations	$ 1.78	$ 1.41	$ 0.94
Number of anti-dilutive "out-of-the-money" stock options outstanding (a)	4,400	1,673,095	84,600

(a) Options to purchase shares of common stock at an exercise price greater than the average market price of the underlying shares are anti-dilutive and therefore not included in the computation of diluted income per common share from continuing operations.

Note 15—Lease and Other Commitments

The Company is a party to various lease agreements for equipment, real estate, furniture, fixtures and other assets, which expire on various dates through 2025. Under these agreements, the Company is required to pay various amounts including property taxes, insurance, maintenance fees, and other costs. The following is a schedule of future minimum rental payments required under non-cancelable operating leases with terms in excess of one year, as of December 29, 2007:

	Rental payments	
Year	Real Estate	Equipment
2008	$40,542	$6,249
2009	34,835	4,010
2010	29,685	1,918
2011	24,255	175
2012	25,274	5
2013 and thereafter	62,876	—

Rent expense included in the consolidated statements of operations for Fiscal 2007, Fiscal 2006, and Fiscal 2005 was $53,779, $42,417, and $26,738, respectively.

The Company had capital lease obligations of $206 and $636 as of December 29, 2007 and December 30, 2006, respectively.

Although the specific terms of each of the Company's license agreements vary, generally such agreements provide for minimum royalty payments and/or royalty payments based upon a percentage of net sales. Such license agreements also generally grant the licensor the right to approve any designs

(Dollars in thousands, excluding per share amounts)

marketed by the licensee. The Company has license agreements with the following minimum guaranteed royalty payments as of December 29, 2007:

Year	Minimum Royalty (a)
2008	$ 50,866
2009	57,433
2010	59,529
2011	59,279
2012	59,364
2013 and thereafter	487,957

(a) Includes all minimum royalty obligations. Some of the Company's license agreements have no expiration date or extend beyond 20 years. The duration of these agreements for the purposes of this item are assumed to be 20 years. Variable based minimum royalty obligations are based upon payments for the most recent fiscal year. Certain of the Company's license agreements also require the Company to pay a specified percentage of net revenue (ranging from 1-3%) to the licensor for advertising and promotion of the licensed products (which amount is not included in minimum royalty obligations for purposes of this item).

The Company has entered into employment agreements with certain members of management. Minimum obligations pursuant to such agreements total $10,435, $1,490, $1,502, $1,157, $545 and $268 in fiscal 2008, 2009, 2010, 2011, 2012 and thereafter, respectively. These minimum obligations include deferred compensation and supplemental compensation under these agreements.

As of December 29, 2007, the Company had purchase obligations of $24,693, $17,005, $17,189 and $8,400 for fiscal 2008, 2009, 2010 and 2011, respectively. Amounts due include, among other items, purchase obligations of approximately $63,000 pursuant to a production agreement with the buyer of the Company's manufacturing facilities in Mexico. See *Note 3*. In addition, amounts relate to payments for software maintenance fees, software licensing fees and advertising.

In addition, as of December 29, 2007, the Company was party to the following outstanding foreign currency exchange contracts:

i) Contracts to purchase approximately $12,552 for a total of approximately €8,765 at a weighted average exchange rate of $1.43 to €1.00. See *Note 8*.

ii) Contracts to purchase approximately $2,895 for a total of approximately €2,147 at a weighted average exchange rate of $1.35 to €1.00. These foreign currency exchange contracts mature through March 2008 and are designed to fix the number of euros required to satisfy certain dollar denominated royalty expenses incurred by certain of the Company's European subsidiaries.

Note 16—Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

Accounts Receivable: The carrying amount of the Company's accounts receivable approximates fair value.

Notes Receivable: The carrying amount of the Company's notes receivable approximates fair value, as the notes bear interest at market rates based upon the risk associated with the debtor.

Accounts Payable: The carrying amount of the Company's accounts payable is approximately equal to their fair value because accounts payable are short-term in nature and the carrying value is equal to the settlement value.

Short-term CKJEA Revolving Credit Facilities: The carrying amount of the short-term CKJEA revolving credit facilities is approximately equal to their fair value because of their short-term nature and because amounts outstanding bear interest at variable rates which fluctuate with market rates.

Senior Notes: The Senior Notes mature on June 15, 2013 and bear interest at 8⅞% payable semi-annually beginning December 15, 2003. The fair value of the Senior Notes is based upon quoted market prices for the Senior Notes.

Term B Note: The Term B Note matures on January 31, 2013 and bears interest at a weighted average interest rate of 6.77% at December 29, 2007. The carrying amount of the Term B Note approximates fair value, as the notes bear interest at variable rates which fluctuate with market rates.

Interest Rate Swaps: The fair value of the outstanding interest rate swaps is based upon the cost to terminate the contracts.

Letters of Credit: Letters of credit collateralize the Company's obligations to third parties and have terms ranging from 30 days to one year. The face amounts of the letters of credit are a reasonable estimate of the fair value since the value for each is fixed over its relatively short maturity.

Foreign Currency Exchange Forward Contracts: The fair value of the outstanding foreign currency exchange forward contracts is based upon the cost to terminate the contracts.

The carrying amounts and fair value of the Company's financial instruments are as follows:

	December 29, 2007		December 30, 2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Accounts receivable	$267,450	$267,450	$294,993	$294,993
Note receivable	—	—	1,531	1,531
Pension Plan assets (a)	138,147	138,147	125,246	125,246
Accounts payable	138,944	138,944	199,310	199,310
Short-Term CKJEA revolving credit facilities	54,109	54,109	66,461	66,461
Senior Notes	204,980	207,819	202,287	217,813
Interest rate swaps – net loss	20	20	2,713	2,713
Term B Notes	107,300	107,300	169,100	169,100
Pension Plan liabilities (a)	147,097	147,097	156,400	156,400
Letters of credit	—	58,956	—	139,292
Open foreign currency exchange contracts – assets (liabilities)	(592)	(592)	—	—

(a) Pension Plan assets are not owned by the Company, they are owned by the Pension Plans. These Pension Plan assets are netted against the outstanding Pension Plan liabilities in the Company's Consolidated Balance Sheet. See *Note 7*.

Note 17—Cash Flow Information

The following table sets forth supplemental cash flow information for Fiscal 2007, Fiscal 2006, and Fiscal 2005:

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Cash paid (received) during the year for:			
Interest expense	$33,810	$32,052	$21,718
Interest income	(2,910)	(1,477)	(3,676)
Income taxes, net of refunds received	49,641	29,257	439
Supplemental non-cash investing and financing activities:			
Accounts payable for purchase of fixed assets	4,990	3,751	8,783

Note 18—Legal Matters

SEC Inquiry: On August 8, 2006, the Company announced that it would restate its previously reported financial statements for fourth quarter 2005, Fiscal 2005 and first quarter 2006. The restatements were required as a result of certain irregularities discovered by the Company during the Company's 2006 second quarter closing review and certain other errors. The irregularities primarily related to the accounting for certain returns and customer allowances at the Company's *Chaps* menswear division. These matters were reported to the Company's Audit Committee, which engaged outside counsel, who in turn retained independent forensic accountants, to investigate and report to the Audit Committee. Based on information obtained in that investigation, and also to correct for an error which resulted from the implementation of the Company's new systems infrastructure at its Swimwear Group during the first quarter 2006, and certain immaterial errors, the Audit Committee accepted management's recommendation that the Company restate its financial statements.

In connection with the restatements, the Company contacted the SEC staff to inform them of the restatements and the Company's related investigation. Thereafter, the SEC staff initiated an informal inquiry, and on February 22, 2008, informed the Company that in September 2007 the SEC had issued a formal order of investigation, with respect to these matters. The Company is cooperating fully with the SEC.

Other: In addition, from time to time, the Company is involved in arbitrations or legal proceedings that arise in the ordinary course of its business. The Company cannot predict the timing or outcome of these claims and proceedings. Currently, the Company is not involved in any such arbitration and/or legal proceeding that it expects to have a material effect on its financial condition, results of operations or business.

Note 19—Supplemental Consolidating Condensed Financial Information

The following tables set forth supplemental consolidating condensed financial information as of December 29, 2007, and December 30, 2006 and for Fiscal 2007, Fiscal 2006, and Fiscal 2005 for: (i) The Warnaco Group, Inc.; (ii) Warnaco Inc.; (iii) the subsidiaries that guarantee the Senior Notes (the "Guarantor Subsidiaries"); (iv) the subsidiaries other than the Guarantor Subsidiaries (the "Non-Guarantor Subsidiaries"); and (v) The Warnaco Group, Inc. on a consolidated basis. The Senior Notes are guaranteed by substantially all of Warnaco Inc.'s domestic subsidiaries. See *Note 12*.

	December 29, 2007					
	The Warnaco Group, Inc.	Warnaco Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated
ASSETS						
Current assets:						
Cash and cash equivalents	$ —	$ 76,174	$ 197	$115,547	$ —	$ 191,918
Accounts receivable, net	—	—	90,721	176,729	—	267,450
Inventories	—	69,578	109,318	153,756	—	332,652
Prepaid expenses and other current assets	—	76,689	10,576	113,877	—	201,142
Total current assets	—	222,441	210,812	559,909	—	993,162
Property, plant and equipment, net	—	56,639	6,644	48,633	—	111,916
Investment in subsidiaries	1,044,573	551,617	—	—	(1,596,190)	—
Other assets	—	20,640	125,482	355,303	—	501,425
Total assets	$1,044,573	$851,337	$ 342,938	$963,845	$(1,596,190)	$1,606,503
LIABILITIES AND STOCKHOLDERS' EQUITY						
Current liabilities:						
Accounts payable, accrued liabilities and accrued taxes	$ —	$ 74,987	$ 54,171	$275,993	$ —	$ 405,151
Total current liabilities	—	74,987	54,171	275,993	—	405,151
Intercompany accounts	271,677	(41,887)	(356,915)	127,125	—	—
Long-term debt	—	310,500	—	—	—	310,500
Other long-term liabilities	—	28,457	2,427	87,072	—	117,956
Stockholders' equity	772,896	479,280	643,255	473,655	(1,596,190)	772,896
Total liabilities and stockholders' equity	$1,044,573	$851,337	$ 342,938	$963,845	$(1,596,190)	$1,606,503

THE WARNACO GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, excluding per share amounts)

	December 30, 2006					
	The Warnaco Group, Inc.	Warnaco Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated
ASSETS						
Current assets:						
Cash and cash equivalents	$ —	$ 68,255	$ 104	$ 98,631	$ —	$ 166,990
Accounts receivable, net	—	—	141,800	153,193	—	294,993
Inventories	—	79,181	165,827	162,609	—	407,617
Prepaid expenses and other current assets	—	9,427	11,832	57,341	—	78,600
Total current assets	—	156,863	319,563	471,774	—	948,200
Property, plant and equipment, net	—	43,049	35,261	44,318	—	122,628
Investment in subsidiaries	928,277	551,617	—	—	(1,479,894)	—
Other assets	—	26,551	237,571	346,025	—	610,147
Total assets	$928,277	$ 778,080	$ 592,395	$862,117	$(1,479,894)	$1,680,975
LIABILITIES AND STOCKHOLDERS' EQUITY						
Current liabilities:						
Accounts payable, accrued liabilities and accrued taxes	$ —	$ 154,147	$ 55,202	$284,974	$ —	$ 494,323
Total current liabilities	—	154,147	55,202	284,974	—	494,323
Intercompany accounts	245,363	(269,459)	(135,204)	159,300	—	—
Long-term debt	—	332,300	—	158	—	332,458
Other long-term liabilities	—	89,683	1,594	80,003	—	171,280
Stockholders' equity	682,914	471,409	670,803	337,682	(1,479,894)	682,914
Total liabilities and stockholders' equity	$928,277	$ 778,080	$ 592,395	$862,117	$(1,479,894)	$1,680,975

	Fiscal 2007					
	The Warnaco Group, Inc.	Warnaco Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated
Net revenues	$ —	$456,039	$494,340	$909,741	$ —	$1,860,120
Cost of goods sold	—	322,889	358,091	427,335	—	1,108,315
Gross profit	—	133,150	136,249	482,406	—	751,805
SG&A expenses (including amortization of intangible assets)	—	119,569	165,291	338,823	—	623,683
Pension income	—	(9,024)	—	186	—	(8,838)
Restructuring expense (income)	—	—	—	—	—	—
Operating income (loss)	—	22,605	(29,042)	143,397	—	136,960
Equity in income of subsidiaries	(79,107)	—	—	—	79,107	—
Intercompany	—	(11,777)	(5,827)	17,604	—	—
Other (income) loss	—	(95)	(6)	(6,962)	—	(7,063)
Interest (income) expense, net	—	29,933	(8)	4,027	—	33,952
Income (loss) from continuing operations before provision for income taxes	79,107	4,544	(23,201)	128,728	(79,107)	110,071
Provision (benefit) for income taxes	—	1,122	(5,726)	31,766	—	27,162
Income (loss) from continuing operations	79,107	3,422	(17,475)	96,962	(79,107)	82,909
Income (loss) from discontinued operations, net of income taxes	—	(79)	(10,075)	6,352	—	(3,802)
Net income (loss)	$ 79,107	$ 3,343	$(27,550)	$103,314	$(79,107)	$ 79,107

THE WARNACO GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, excluding per share amounts)

	Fiscal 2006					
	The Warnaco Group, Inc.	Warnaco Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated
Net revenues	$ —	$ 451,084	$520,711	$683,473	$ —	$1,655,268
Cost of goods sold	—	335,316	343,305	339,607	—	1,018,228
Gross profit	—	115,768	177,406	343,866	—	637,040
SG&A expenses (including amortization of intangible assets & rest	—	132,639	142,257	245,502	—	520,398
Pension expense (income)	—	(2,820)	—	464	—	(2,356)
Restructuring expense (income)	—	—	—	—	—	—
Operating income (loss)	—	(14,051)	35,149	97,900	—	118,998
Equity in income of subsidiaries	(50,750)	—	—	—	50,750	—
Intercompany	—	(1,825)	(16,206)	18,031	—	—
Other (income) loss	—	(81)	(1,161)	(1,692)	—	(2,934)
Interest (income) expense, net	—	120,132	(87,320)	2,815	—	35,627
Income (loss) from continuing operations before provision for income taxes	50,750	(132,277)	139,836	78,746	(50,750)	86,305
Provision (benefit) for income taxes	—	(32,466)	33,933	18,606	—	20,073
Income (loss) from continuing operations	50,750	(99,811)	105,903	60,140	(50,750)	66,232
Income (loss) from discontinued operations, net of income taxes	—	(2,325)	(20,155)	6,998	—	(15,482)
Net income (loss)	$ 50,750	$(102,136)	$ 85,748	$ 67,138	$(50,750)	$ 50,750

	Fiscal 2005					
	The Warnaco Group, Inc.	Warnaco Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated
Net revenues	$ —	$450,871	$533,001	$319,289	$ —	$1,303,161
Cost of goods sold	—	336,956	360,648	167,991	—	865,595
Gross profit	—	113,915	172,353	151,298	—	437,566
SG&A expenses (including amortization of intangible assets & rest	—	138,608	119,208	89,104	—	346,920
Pension expense (income)	—	1,160	—	—	—	1,160
Restructuring expense (income)	—	—	—	—	—	—
Operating income (loss)	—	(25,853)	53,145	62,194	—	89,486
Equity in income of subsidiaries	(49,492)	—	—	—	49,492	—
Intercompany	—	1,223	(14,979)	13,756	—	—
Other (income) loss	—	(1,093)	1,087	745	—	739
Interest (income) expense, net	—	58,553	(41,579)	1,774	—	18,748
Income (loss) from continuing operations before provision for income taxes	49,492	(84,536)	108,616	45,919	(49,492)	69,999
Provision (benefit) for income taxes	—	(31,413)	40,331	16,948	—	25,866
Income (loss) from continuing operations	49,492	(53,123)	68,285	28,971	(49,492)	44,133
Income (loss) from discontinued operations, net of income taxes	—	(3,313)	1,790	6,882	—	5,359
Net income (loss)	$ 49,492	$(56,436)	$ 70,075	$ 35,853	$(49,492)	$ 49,492

THE WARNACO GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, excluding per share amounts)

	Fiscal 2007					
	The Warnaco Group, Inc.	Warnaco Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated
Net cash provided by (used in) operating activities from continuing operations	$ 41,542	$ 55,439	$(10,713)	$ 54,224	$ —	$ 140,492
Net cash provided by (used) in operating activities from discontinued operations	—	3,834	14,696	1,401	—	19,931
Net cash provided by (used in) operating activities	41,542	59,273	3,983	55,625	—	160,423
Cash flows from investing activities:						
Proceeds on disposal of assets and collection of notes receivable	—	2,318	—	391	—	2,709
Purchase of property, plant and equipment	—	(11,319)	(2,862)	(26,335)	—	(40,516)
Business acquisitions, net of cash acquired	—	(677)	—	(1,392)	—	(2,069)
Proceeds from the sale of businesses, net	—	20,547	(1,028)	—	—	19,519
Net cash provided by (used in) investing activities from continuing operations	—	10,869	(3,890)	(27,336)	—	(20,357)
Net cash used in investing activities from discontinued operations	—	—	—	(443)	—	(443)
Net cash provided by (used in) investing activities	—	10,869	(3,890)	(27,779)	—	(20,800)
Cash flows from financing activities:						
Debt issued with business acquisition	—	—	—	—	—	—
Payment of debt assumed on business acquisition	—	—	—	—	—	—
Payment of deferred financing costs	—	(480)	—	—	—	(480)
Payment of Senior Notes due 2013	—	—	—	—	—	—
Repayments of Term B Note	—	(61,800)	—	—	—	(61,800)
Proceeds from the exercise of employee stock options	16,149	—	—	—	—	16,149
Purchase of treasury stock	(57,691)	—	—	—	—	(57,691)
Increase in short term CKJEA notes payable	—	—	—	(17,493)	—	(17,493)
Proceeds from the sale and leaseback of store fixtures	—	—	—	—	—	—
Other	—	57	—	(430)	—	(373)
Net cash provided by (used in) financing activities	(41,542)	(62,223)	—	(17,923)	—	(121,688)
Translation adjustments	—	—	—	6,993	—	6,993
Increase (decrease) in cash and cash equivalents	—	7,919	93	16,916	—	24,928
Cash and cash equivalents at beginning of period	—	68,255	104	98,631	—	166,990
Cash and cash equivalents at end of period	$ —	$ 76,174	$ 197	$115,547	$ —	$ 191,918

(Dollars in thousands, excluding per share amounts)

	Fiscal 2006					
	The Warnaco Group, Inc.	Warnaco Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated
Net cash provided by (used in) operating activities from continuing operations	$ 38,992	$ 23,499	$(59,853)	$ 69,822	$ —	$ 72,460
Net cash provided by (used) in operating activities from discontinued operations		(1,485)	10,144	5,628	—	14,287
Net cash provided by (used in) operating activities	38,992	22,014	(49,709)	75,450	—	86,747
Cash flows from investing activities:						
Proceeds on disposal of assets and collection of notes receivable	—	5,947	—	271	—	6,218
Purchase of property, plant and equipment	—	(18,869)	(1,688)	(14,116)	—	(34,673)
Business acquisitions, net of cash acquired	—	(208,658)	(3)	—	—	(208,661)
Proceeds from the sale of Ocean Pacific	—	—	51,352	—	—	51,352
Net cash provided by (used) in investing activities from continuing operations	—	(221,580)	49,661	(13,845)	—	(185,764)
Net cash used in investing activities from discontinued operations	—	—	(429)	(885)	—	(1,314)
Net cash provided by (used in) investing activities	—	(221,580)	49,232	(14,730)	—	(187,078)
Cash flows from financing activities:						
Debt issued with business acquisition	—	180,000	—	—	—	180,000
Payment of debt assumed on business acquisition	—	—	—	(44,398)	—	(44,398)
Payment of deferred financing costs	—	(3,456)	—	—	—	(3,456)
Payment of Senior Notes due 2013	—	(5,200)	—	—	—	(5,200)
Repayments of debt issued with business acquisition	—	(10,900)	—	—	—	(10,900)
Proceeds from the exercise of employee stock options	7,294	—	—	—	—	7,294
Purchase of treasury stock	(46,286)	—	—	—	—	(46,286)
Increase in short term notes payable	—	—	—	21,021	—	21,021
Proceeds from the sale and leaseback of store fixtures	—	1,607	—	—	—	1,607
Net cash provided by (used in) financing activities	(38,992)	162,051	—	(23,377)	—	99,682
Translation adjustments	—	—	—	3,438	—	3,438
Increase (decrease) in cash and cash equivalents	—	(37,515)	(477)	40,781	—	2,789
Cash and cash equivalents at beginning of period	—	105,770	581	57,850	—	164,201
Cash and cash equivalents at end of period	$ —	$ 68,255	$ 104	$ 98,631	$ —	$ 166,990

THE WARNACO GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, excluding per share amounts)

	Fiscal 2005					
	The Warnaco Group, Inc.	Warnaco Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated
Net cash provided by (used in) operating activities from continuing operations	$(1,965)	$ 75,927	$ 15,292	$ 47,192	$ —	$136,446
Net cash provided by (used) in operating activities from discontinued operations	—	1,690	(3,894)	3,824	—	1,620
Net cash provided by (used in) operating activities	(1,965)	77,617	11,398	51,016	—	138,066
Cash flows from investing activities:						
Proceeds on disposal of assets and collection of notes receivable	—	6,299	—	47	—	6,346
Purchase of property, plant and equipment	—	(20,584)	(4,424)	(6,925)	—	(31,933)
Business acquisitions	—	(1,236)	—	(278)	—	(1,514)
Preacquisition costs	—	—	—	(1,901)	—	(1,901)
Purchase of intangible asset	—	—	(4,333)	—	—	(4,333)
Net cash used in investing activities from continuing operations	—	(15,521)	(8,757)	(9,057)	—	(33,335)
Net cash provided by investing activities from discontinued operations	—	(95)	(2,182)	(1,115)	—	(3,392)
Net cash used in investing activities	—	(15,616)	(10,939)	(10,172)	—	(36,727)
Cash flows from financing activities:						
Repayment of capital lease obligations	—	—	—	(405)	—	(405)
Payment of deferred financing costs	—	(386)	—	(1,239)	—	(1,625)
Proceeds from issuance of stock, net	3,005	—	—	—	—	3,005
Purchase of treasury stock	(1,040)	—	—	—	—	(1,040)
Net cash provided by (used in) financing activities	1,965	(386)	—	(1,644)	—	(65)
Translation adjustments	—	—	—	(2,661)	—	(2,661)
Increase in cash and cash equivalents	—	61,615	459	36,539	—	98,613
Cash and cash equivalents at beginning of period	—	44,155	122	21,311	—	65,588
Cash and cash equivalents at end of period	$ —	$105,770	$ 581	$ 57,850	$ —	$164,201

(Dollars in thousands, excluding per share amounts)

Note 20—Quarterly Results of Operations (Unaudited)

The following tables contain selected financial data for each quarter of Fiscal 2007 and Fiscal 2006. The Company believes that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for each quarter of Fiscal 2007 and Fiscal 2006. The operating results for any period are not necessarily indicative of results for any future periods.

	Fiscal 2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$485,864	$426,013	$475,288	$472,955
Gross profit	202,724	170,823	191,864	186,394
Income from continuing operations	30,620	18,875	11,186	22,228
Income (loss) from discontinued operations, net of taxes	7,355	(5,098)	(6,773)	714
Net income	37,975	13,777	4,413	22,942
Basic income per common share:				
Income from continuing operations	$ 0.68	$ 0.42	$ 0.25	$ 0.50
Loss from discontinued operations	0.16	(0.11)	(0.15)	0.01
Net income	$ 0.84	$ 0.31	$ 0.10	$ 0.51
Diluted income per common share:				
Income from continuing operations	$ 0.66	$ 0.41	$ 0.24	$ 0.48
Loss from discontinued operations	0.16	(0.11)	(0.14)	0.01
Net income	$ 0.82	$ 0.30	$ 0.10	$ 0.49

	Fiscal 2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$394,135	$393,882	$419,637	$447,614
Gross profit	149,378	144,632	169,507	173,524
Income from continuing operations	10,150	3,863	25,790	26,429
Income (loss) from discontinued operations, net of tax	3,732	(440)	(11,230)	(7,544)
Net income	13,882	3,423	14,560	18,885
Basic income per common share:				
Income from continuing operations	$ 0.22	$ 0.08	$ 0.57	$ 0.59
Loss from discontinued operations	0.08	(0.01)	(0.25)	(0.17)
Net income	$ 0.30	$ 0.07	$ 0.32	$ 0.42
Diluted income per common share:				
Income from continuing operations	$ 0.22	$ 0.08	$ 0.56	$ 0.57
Loss from discontinued operations	0.08	(0.01)	(0.25)	(0.16)
Net income	$ 0.30	$ 0.07	$ 0.31	$ 0.41

SCHEDULE II

THE WARNACO GROUP, INC.
VALUATION & QUALIFYING ACCOUNTS & RESERVES
(Dollars in thousands)

Description	Balance at Beginning of Period	Additions Charges to Cost and Expenses (1)	Other Additions / Reclassification	Deductions	Balance at End of Period
Fiscal 2005					
Receivable allowances.....	$ 54,943	$169,731	$ —	$(173,257)(2)	$ 51,417
Tax valuation allowance ...	$165,835	$ 90	$ (5,960)(3)	$ —	$159,965
Fiscal 2006					
Receivable allowances.....	$ 51,417	$203,979	$ (492)	$(167,840)(2)	$ 87,064
Tax valuation allowance ...	$159,965	$ 2,238	$ (7,868)(3)	$ (3,573)	$150,762
Fiscal 2007					
Receivable allowances.....	$ 87,064	$181,551	$ (1,458)(4)	$(180,454)(2)	$ 86,703
Tax valuation allowance ...	$150,762	$ 1,146	$(131,711)(3)	$ (8,347)	$ 11,850

(1) With respect to receivable allowances, includes bad debts, cash discounts, customer allowances and sales returns.

(2) Credits issued and amounts written-off, net of recoveries.

(3) Relates primarily to adjustments to the Company's valuation allowance resulting from changes in its deferred taxes due to: (a) basis differences resulting from the filing of the Company's U.S. corporate income tax return, (b) finalized assessments of the Company's foreign tax returns by local taxing authorities and (c) the realization of certain deferred tax assets that existed as of the date of the Company's emergence from bankruptcy.

(4) Amounts include reserve balances for discontinued operations.

Corporate Directory

Board of Directors

Charles R. Perrin[1,2,3]
Non-Executive Chairman of the Board
The Warnaco Group, Inc.
Former Chairman and
Chief Executive Officer
Avon Products, Inc.
Duracell International

Joseph R. Gromek
President and Chief Executive Officer
The Warnaco Group, Inc.

David A. Bell[2,3]
Chairman Emeritus
The Interpublic Group of Companies

Robert A. Bowman[1,2]
President and Chief Executive Officer
Major League Baseball Advanced Media
(MLB.com)

Richard Karl Goeltz[2,3]
Former Vice Chairman and
Chief Financial Officer
American Express Company

Sheila A. Hopkins[1,2]
Vice President and General Manager
Professional Oral Care, N.A.
Colgate-Palmolive Company

Nancy A. Reardon[1,2]
Senior Vice President and
Chief Human Resources and
Communications Officer
Campbell Soup Company

Donald L. Seeley[1,3]
Director
Applied Investment Management Program
University of Arizona
Former Vice Chairman and
Chief Financial Officer
True North Communications

Cheryl Nido Turpin[2,3]
Former President
Limited Stores,
a division of Limited Brands, Inc.

Committees of the Board
1 Audit Committee
2 Compensation Committee
3 Nominating and Corporate
Governance Committee

Corporate Officers

Joseph R. Gromek
President and Chief Executive Officer

Lawrence R. Rutkowski
Executive Vice President
Chief Financial Officer

Helen McCluskey
President—Intimate Apparel Group

Frank Tworecke
President—Sportswear Group

Dwight Meyer
President—Global Sourcing,
Distribution and Logistics

Stanley P. Silverstein
Executive Vice President—
International Strategy and
Business Development

Elizabeth Wood
Senior Vice President,
Human Resources

Shareholder Information

Corporate Office
The Warnaco Group, Inc.
501 Seventh Avenue
New York, NY 10018
Telephone: (212) 287-8000

Annual Meeting
The annual meeting of shareholders will be held on Wednesday, May 14, 2008, at 10:00 am EDT:
The Warnaco Group, Inc.
501 Seventh Avenue
New York, NY 10018

Registrar & Transfer Agent
Wells Fargo Corporate Trust
Sixth & Marquette
Minneapolis, MN 55479
Telephone: (800) 468-9716

Annual Reports
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available to shareholders without charge. Your written request should be directed to:
Investor Relations
The Warnaco Group, Inc.
501 Seventh Avenue
New York, NY 10018
investorrelations@warnaco.com

Stock Data
The common stock of The Warnaco Group, Inc. is traded on the NASDAQ stock exchange under the trading symbol WRNC.

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281

Designed by Curran & Connors, Inc. / www.curran-connors.com

The Warnaco Group, Inc. | 501 Seventh Avenue | New York, NY 10018 | Telephone: (212) 287-8000 | www.warnaco.com

END